

OPENLANE

2023 Annual Report

Make Wholesale Easy

Financial Highlights

For the year ended December 31 (in millions) (continuing operations)	2021	2022	**2023**
Operating revenues	$1,450.6	$1,519.4	**$1,645.1**
Operating profit	$127.5	$173.7	**$(5.2)**
Income (loss) from continuing operations	$(0.8)	$28.6	**$(154.8)***
Total assets	$5,470.9	$5,119.8	**$4,726.3**
Cash and cash equivalents	$177.6	$225.7	**$93.5**
Net cash provided by operating activities – continuing operations	$233.9	$4.1	**$237.0**

Revenue by Segment
(in millions)



Marketplace
$1,251.7

$393.4
Finance

Adjusted EBITDA†
(in millions)



$270.2 $231.2   **$272.0**

2021   2022   **2023**

Marketplace Volumes
(vehicles sold)



1,599,000   1,297,000   **1,331,000**

2021   2022   **2023**



~40
Number
of countries with
active customers



1.3M
Vehicles sold
in 2023



$24B
Value of
vehicles sold



1.6M
AFC loan
transaction units
in 2023

---

* Including a $251 million non-cash impairment.

† Adjusted EBITDA is a non-GAAP measure and is defined and reconciled to the most comparable GAAP measure, income (loss) from continuing operations, in our Annual Reports on Form 10-K for the years ended December 31, 2022 and 2023 in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—EBITDA and Adjusted EBITDA."

Letter to Stockholders

When it comes to progress, some wait for the future to arrive — and others build the way forward. At OPENLANE, I'm proud that we have always been the builders — and that is especially true as I look back on 2023. Leaning into our digital transformation and building on our history of innovation, we fully launched and activated our new OPENLANE brand — aligning our people, technology and energy around our purpose, **to make wholesale easy so our customers can be more successful.**



Peter Kelly
CEO, OPENLANE

Results

While 2023 was a year of continued recovery for the automotive industry, it was a year of significant progress for OPENLANE. We advanced our platform simplification strategy, delivered positive results for both our customers and our stockholders, and laid important groundwork for continued success in 2024 and beyond.

Our investments in technology and innovation yielded positive impacts and growth across the business, resulting in more than 1.3 million vehicles sold, 8% growth in total revenue to $1.6 billion and 13% growth in gross profit to $777 million. We continued our disciplined cost management, creating investment headroom for innovation. Against a backdrop of declining vehicle values and a higher interest rate environment, our finance business, AFC, maintained its prudent risk mitigation focus to deliver responsible growth and increased loan transactions. OPENLANE's solid 2023 performance reinforces my confidence that our digital strategy is the right strategy, and that we are investing in the areas our customers value the most.

Aligning Our Brand Story and Customer Experience

We entered 2023 with multiple, fragmented marketplace brands and platforms across our geographies, with no true connection to our corporate brand — and are proud to have left the year with all our marketplaces, across all our geographies, aligned under a single brand: OPENLANE.

OPENLANE is much more than just a name or a new logo. It is about creating a single, simplified experience for our customers, with all of the buyers, all of the sellers and all of the vehicles — all in one place. It is a testament to our entrepreneurial roots, legacy of innovation and commitment to our digital transformation. Today's OPENLANE is:

- **Faster and more nimble,** developing real-time solutions to navigate the challenges of the day, and unlock the opportunities of tomorrow.

- **More advanced,** injecting analytics and intelligence into our platforms to make buying and selling smarter and easier than ever.

- **Focused on easy,** building a differentiated experience and story that's easier to understand, easier for our customers and easier for our employees.

For decades, our culture of curiosity has helped us connect with our customers, understand their business, and build the solutions they need to be more successful. It's how we became the most trusted brand in off-lease remarketing. By consolidating our platforms, offerings and operations under one brand, we are able to focus our strategy, streamline investments, accelerate our product roadmap and simplify the overall customer experience.

- In June, we launched the all-new OPENLANE Canada marketplace, bringing together the best of ADESA Canada and TradeRev and creating Canada's largest digital wholesale marketplace for used vehicles.

- In November, we launched the all-new OPENLANE US marketplace, combining off-lease inventory from the majority of US commercial sellers with dealer-to-dealer inventory from thousands of franchise and independent dealers previously available on BacklotCars.

- Also in November, we rebranded our Europe and UK marketplace to OPENLANE, building on the platform consolidations from earlier in the year that combined ADESA Europe, ADESA UK and GWListe into a unified experience.

Our value proposition is straightforward, and one our customers are excited about: in addition to our differentiated inventory, our digital marketplaces deliver faster time to sell, low cost to sell and excellent outcomes for our customers.

Forward, Together

We believe our customers' success is our success — and your success, as a stockholder. This is the essence of OPENLANE's **Forward Together** culture, and the heart of our purpose. Our progress and achievements are a direct result of our team of Waybuilders, who boldly embraced the challenge and opportunity to deliver on our goals, and proved the rightness of our strategy. We are well positioned for a bright future, and eager to build that future alongside you and our customers.

Thank you for your continued support and investment in OPENLANE.

Peter Kelly
CEO, OPENLANE

Board of Directors

 **Michael Kestner**

 **Carmel Galvin**

 **James Hallett**

 **Mark Hill**

 **Mark Howell**

 **Stefan Jacoby**

 **Peter Kelly**

 **Roy Mackenzie**

 **Sanjeev Mehra**

 **Mary Ellen Smith**

Executive Officers

Peter Kelly
CEO

Chuck Coleman
EVP, CHIEF LEGAL
OFFICER & SECRETARY

James Coyle
EVP & PRESIDENT,
NORTH AMERICAN MARKETPLACES

Brad Lakhia
EVP & CHIEF
FINANCIAL OFFICER

Will Mitchell
PRESIDENT,
AUTOMOTIVE FINANCE
CORPORATION

Lisa Price
EVP & CHIEF
PEOPLE OFFICER

Tobin Richer
EVP, MARKETING &
COMMUNICATIONS

Srisu Subrahmanyam
EVP, OPERATIONS & PRESIDENT,
SERVICES AND INTERNATIONAL MARKETS

OPENLANE

OPENLANE, INC.

Notice of Annual Meeting and Proxy Statement

Annual Meeting of Stockholders
June 7, 2024





April 26, 2024

Dear Fellow Stockholder:

Thank you for your continued investment in and support of OPENLANE, Inc. ("OPENLANE" or the "Company"). You are cordially invited to attend OPENLANE's 2024 annual meeting of stockholders, which will be hosted virtually. You will be able to attend the 2024 annual meeting online, vote your shares electronically and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/KAR2024.

As an OPENLANE stockholder, your vote is important. The matters to be acted upon are described in the notice of annual meeting of stockholders and the proxy statement. Even if you are planning to attend the virtual meeting, you are strongly encouraged to vote your shares in advance through one of the methods described in the proxy statement.

By leaning into our digital strategy and brand and platform simplification, we made significant progress in 2023 advancing our purpose to make wholesale easy so our customers can be more successful. Notably, we delivered an OPENLANE-branded digital marketplace platform in each of our principal geographies while growing volumes and revenue in both our marketplace and finance businesses. We are proud to have sold more than 1.3 million vehicles and increased our total revenue from continuing operations 8% to $1.6 billion while making meaningful progress reducing our cost structure and annual cost run rate.

Thank you again for your continued support of OPENLANE, our Board of Directors, our employees and our future.

Sincerely,

Michael T. Kestner

Chair of the Board

Peter Kelly

Chief Executive Officer

This proxy statement is dated April 26, 2024 and is first being distributed to stockholders on or about April 26, 2024.

Proxy Statement



Notice of Annual Meeting of Stockholders

Items of Business

The holders of shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock"), voting as a separate class, are being asked to vote on:

1   **Proposal:** To elect the director nominee designated by Ignition Parent LP ("Apax Investor") to the Board of Directors.

The holders of shares of common stock and shares of Series A Preferred Stock, voting together as a single class, are being asked to consider and vote on the following items:

2   **Proposal:** To elect each of the other seven director nominees to the Board of Directors.

3   **Proposal:** To approve, on an advisory basis, executive compensation.

4   **Proposal:** To approve an amendment and restatement of the KAR Auction Services, Inc. Amended and Restated 2009 Omnibus Stock and Incentive Plan.

5   **Proposal:** To ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2024.

To transact any other business as may properly come before the meeting or any adjournments or postponements thereof.

Record Date

You are entitled to vote at the 2024 annual meeting and at any adjournments or postponements thereof if you were a stockholder of record at the close of business on April 9, 2024. A list of stockholders entitled to vote at the 2024 annual meeting will be available for examination during ordinary business hours for 10 days prior to the meeting at the address listed below, and the list will also be available online during the meeting.

Voting By Proxy

Whether or not you plan to virtually attend the 2024 annual meeting, please vote at your earliest convenience by following the instructions in the Notice of Internet Availability of Proxy Materials or the proxy card you received in the mail so that your shares can be voted at the 2024 annual meeting in accordance with your instructions. For specific instructions on voting, please refer to the instructions on your enclosed proxy card.

Charles S. Coleman

Charles S. Coleman
EVP, Chief Legal Officer and Secretary
April 26, 2024 | 11299 N Illinois Street, Suite 500 | Carmel, IN 46032

Meeting Information



Date and Time
9:00 a.m. EDT
June 7, 2024



Location
Online at
www.virtualshareholder
meeting.com/KAR2024



Admission
To attend the 2024 annual meeting, visit
www.virtualshareholder
meeting.com/KAR2024. You will need the 16 digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied your proxy materials.

Proxy Statement



TABLE OF CONTENTS

PROXY STATEMENT SUMMARY 1
    OPENLANE 2024 Annual Meeting Information 1
    Board Nominees 2
    2023 Business Highlights 3
    Corporate Governance Highlights 4
    Executive Compensation Practices 5
PROPOSALS 1 & 2: ELECTION OF DIRECTORS 6
    Directors Elected Annually 6
    Director Independence 6
    Board Nominations and Director Nomination Process . . 6
    Board Qualifications and Diversity 7
    Information Regarding the Nominees for Election to the Board 7
BOARD STRUCTURE AND CORPORATE GOVERNANCE 13
    Role of the Board 13
    Board Leadership 13
    Executive Sessions 14
    Board Meetings and Attendance 14
    Board Committees 14
    Board and Committee Evaluation Process 16
    Board's Risk Oversight 17
    Corporate Governance Documents 18
    Compensation Committee Interlocks and Insider Participation 18
    Stockholder Communications with the Board 18
DIRECTOR COMPENSATION 19
    Cash and Stock Retainers 19
    Director Deferred Compensation Plan 20
    Director Stock Ownership and Holding Guidelines 20
    Director Compensation Paid in 2023 20
    Outstanding Director Awards 21
BENEFICIAL OWNERSHIP OF COMPANY STOCK 22
PROPOSAL 3: ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION 24
COMPENSATION DISCUSSION AND ANALYSIS 25
    Overview 25
    Executive Summary 26
    Compensation Philosophy and Objectives 28
    The Role of the Compensation Committee and the Executive Officers in Determining Executive Compensation 28

    Elements Used to Achieve Compensation Philosophy and Objectives 30
    Compensation Policies and Other Information 41
    Results of Say on Pay Vote at 2023 Annual Meeting . . . 42
COMPENSATION COMMITTEE REPORT 43
ANALYSIS OF RISK IN THE COMPANY'S COMPENSATION STRUCTURE 44
SUMMARY COMPENSATION TABLE FOR 2023 45
GRANTS OF PLAN-BASED AWARDS FOR 2023 47
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2023 49
OPTION EXERCISES AND STOCK VESTED DURING FISCAL YEAR 2023 52
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL 53
    Equity-Based Awards—Omnibus Plan 53
    Annual Cash Incentive Awards—Omnibus Plan 54
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE 55
    Employment Agreements with Named Executive Officers 58
CEO PAY RATIO 61
PAY VERSUS PERFORMANCE 62
PROPOSAL 4: APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE KAR AUCTION SERVICES, INC. AMENDED AND RESTATED 2009 OMNIBUS STOCK AND INCENTIVE PLAN 65
PROPOSAL 5: RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 72
    Report of the Audit Committee 73
    Fees Paid to KPMG LLP 74
    Audit Committee Pre-Approval Policy 74
RELATED PERSON TRANSACTIONS 75
    Review and Approval of Transactions with Related Persons 75
REQUIREMENTS, INCLUDING DEADLINES, FOR SUBMISSION OF PROXY PROPOSALS 77
    Nomination of Directors and Other Business of Stockholders 77
QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING 78

Forward-Looking Statements

This proxy statement contains information that may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and which are subject to certain risks, trends and uncertainties. In particular, statements made that are not historical facts may be forward-looking statements. Words such as "should," "may," "will," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions identify forward-looking statements. Such statements are based on management's current expectations, assumptions and/or beliefs, are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" in our annual and quarterly periodic reports filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statements.

Notice of Internet Availability of Proxy Materials for the Annual Meeting

The proxy statement for the 2024 annual meeting and the annual report to stockholders for the fiscal year ended December 31, 2023, each of which is being provided to stockholders prior to or concurrently with this notice, are also available to you electronically via the Internet. We encourage you to review all of the important information contained in the proxy materials before voting. To view the proxy statement and annual report to stockholders on the Internet, visit our website, corporate.openlane.com, and click on "Investors" and then the "Financials" tab. The information on our website is not part of this proxy statement and is not deemed incorporated by reference into this proxy statement or any other public filing made with the SEC.



PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement before voting. For more complete information regarding the 2023 performance of OPENLANE, Inc. (the "Company" or "OPENLANE"), please review the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

OPENLANE 2024 Annual Meeting Information



NYSE Symbol

KAR



Time

9:00 a.m. EDT



Date

June 7, 2024



Meeting Location

Online at
www.virtualshareholder
meeting.com/KAR2024

PROPOSAL 1

Election of the director nominee designated by the Apax Investor.

 The Board recommends a vote **"FOR"**.

See page 8 for additional information.

PROPOSAL 2

Election of each of the other seven director nominees.

The Board recommends a vote **"FOR"**.

See page 9 for additional information.

PROPOSAL 3

Approval, on an advisory basis, of executive compensation.

The Board recommends a vote **"FOR"**.

See page 24 for additional information.

PROPOSAL 4

Approval of an amendment and restatement of the KAR Auction Services, Inc. Amended and Restated 2009 Omnibus Stock and Incentive Plan.

The Board recommends a vote **"FOR"**.

See page 65 for additional information.

PROPOSAL 5

Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2024.

 The Board recommends a vote **"FOR"**.

See page 72 for additional information.

OPENLANE

Proxy Statement

Board Nominees

Name	Age	Director Since	Independent	Primary Occupation	Committee Membership*
Roy Mackenzie	52	2020	✓	Partner of Apax Partners, LP	**CC**
Carmel Galvin	55	2020	✓	Chief People Officer at Klaviyo, Inc.	**CC** (Chair), **NCGC**
J. Mark Howell	59	2014	✓	Managing Director of Mintaka Ventures, LLC	**AC** (Chair), **RC** (Chair)
Stefan Jacoby	66	2019	✓	Non-Executive Director of McLaren Group	**CC**, **NCGC**
Peter Kelly	55	2021		Chief Executive Officer of OPENLANE	
Michael T. Kestner**	70	2013	✓	Automotive Industry and Building Products Consultant	**AC**, **RC**
Sanjeev Mehra	65	2021	✓	Managing Partner of Periphas Capital, LP	**CC**
Mary Ellen Smith	64	2019	✓	Former Corporate Vice President of Worldwide Business Operations at Microsoft Corporation	**AC**, **RC**

* **AC**=Audit Committee
CC=Compensation Committee
NCGC=Nominating and Corporate Governance Committee
RC=Risk Committee

** Chair of the Board

If Mr. Jacoby and Ms. Smith are re-elected by the stockholders, we expect Mr. Jacoby to serve as Chair of the Nominating and Corporate Governance Committee and Ms. Smith to join the Nominating and Corporate Governance Committee immediately following the 2024 annual meeting.

As described on page 18, we expect the Risk Committee's responsibilities to be reallocated following the 2024 annual meeting, with the Board having three standing committees on a go-forward basis.

BOARD DIVERSITY & EXPERIENCE

40%
of our director nominees are women/ethnically diverse

90%
of our director nominees were born outside the U.S.

40%
of our director nominees are age 55 or under

40%
of our director nominees are current or former CEOs

75%
of our directors have digital leadership experience

100%
of our directors have executive leadership experience

BOARD TENURE & REFRESHMENT

5 years
average tenure of director nominees

6 directors
added to the Board in past 5 years

We understand the importance of Board refreshment as our industry changes and our business strategy evolves.

In the last five years, we have added five new independent directors (six new directors overall), providing fresh perspectives and a diversity of skills and experience. At the same time, we believe that we benefit from having seasoned directors on our Board who are well-versed in the Company's business and help facilitate the transfer of institutional knowledge.

We believe the average tenure for our independent directors of approximately five years reflects the balance the Board seeks between different perspectives brought by long-serving and new directors.

OPENLANE

2023 Business Highlights

For the year ended December 31, 2023, the Company continued to advance its digital strategy and brand simplification. Specific highlights for fiscal 2023 included:



Increased total revenue *8%*

to *$1.6 billion*

(continuing operations)

Grew gross profit *13%*

to more than *$777 million*

exclusive of depreciation and amortization





Completed

brand and platform consolidation

to deliver an OPENLANE-branded, fully integrated digital marketplace in each of our principal geographies (US, Canada and Europe)

Continued disciplined cost management,

surpassing

annual run rate reduction goals





$24 billion
value of vehicles sold

OPENLANE

Corporate Governance Highlights

We are committed to high standards of ethical and business conduct and strong corporate governance practices. This commitment is highlighted by the practices described below as well as the information contained on our website, corporate.openlane.com, which can be accessed by clicking on "Investors" and then the "Governance" tab.

- **Annual Elections:** Our directors are elected annually for one-year terms.

- **Majority Voting:** We maintain a majority voting standard for uncontested director elections with a policy for directors to tender their resignation if less than a majority of the votes cast are in their favor.

- **Director and Committee Independence:** Seven of our eight director nominees are independent, and all committees of our Board of Directors (the "Board") are comprised entirely of independent directors.

- **Executive Sessions:** Our independent directors meet in executive session at each regularly scheduled Board meeting.

- **Independent Chair:** We have an independent Chair of the Board who presides over the executive sessions of the independent directors and serves as the principal liaison between the independent directors and our CEO.

- **Diversity:** Female and minority directors compromise approximately 40% of our director nominees.

- **Board Refreshment:** Demonstrated commitment to Board refreshment (in the past five years, six new directors have joined the Board) and committee refreshment.

- **Annual Board and Committee Evaluations:** The Board and its committees each evaluates its performance each year.

- **Director Education:** Comprehensive director orientation and ongoing director education and access to management, outside advisors, and third-party programs and training resources.

- **Robust Director Equity Ownership and Retention Requirements:** The stock ownership guideline for our non-employee directors is five times their annual cash retainer. All shares of our common stock granted to non-employee directors must be held for three years after vesting while serving as a director.

- **Robust Executive Equity Ownership Requirements:** The stock ownership guideline for our CEO is six times his annual base salary and, for the remaining executive officers, three times annual base salary. Executive officers are required to hold 60% of vested shares, net of taxes, until stock ownership guidelines are met.

- **Anti-Hedging and Pledging Policies:** Our directors and executive officers are prohibited from hedging or pledging Company stock.

- **Annual Management and CEO Evaluation and Succession Planning Review:** Our Board conducts an annual evaluation and review of our CEO and each executive officer's performance, development and succession plan.

- **Board Strategy and Risk Oversight:** Our Board has deep experience in the area of strategy development and risk oversight.

- **Board ESG Oversight:** The Nominating and Corporate Governance Committee assists the Board in its oversight of environmental, social and governance (ESG) matters.

OPENLANE

Proxy Statement

Executive Compensation Practices

We maintain a compensation program structured to achieve a close connection between executive pay and Company performance. For more information regarding our named executive officer compensation, see "Compensation Discussion and Analysis" and the compensation tables that follow such section.

Executive Compensation Best Practices

WHAT WE DO

✓ **Pay for performance:** Our annual incentive program is 100% performance based and our annual equity incentive program is 90% performance based.

✓ **Independent Compensation Committee:** All of the members of our Compensation Committee are independent under NYSE rules.

✓ **Independent compensation consultant:** The Compensation Committee retains its own independent compensation consultant to evaluate and review our executive compensation program and practices.

✓ **"Double-trigger" equity vesting:** Accelerated vesting of assumed or replaced equity awards upon a change in control of the Company is only permitted if an executive experiences a qualifying termination of employment in connection with or following such change in control.

✓ **Robust equity ownership requirements:** The stock ownership guideline for our CEO is six times his annual base salary, and three times annual base salary for the other executive officers. Executive officers are required to hold 60% of vested shares, net of taxes, until stock ownership guidelines are met.

✓ **Maximum payout caps:** The Compensation Committee sets maximum amounts that may be payable for annual cash incentive compensation and PRSUs.

✓ **Annual compensation risk assessment:** Each year we perform an assessment of any risks that could result from our compensation programs and practices.

✓ **Clawback policy:** Our clawback policy provides for the mandatory recovery and cancellation of an executive officer's cash and equity incentive compensation in the event we are required to prepare an accounting restatement.

✓ **Stockholder alignment:** We reward performance that meets or exceeds the performance goals that the Compensation Committee establishes with the objective of increasing stockholder value.

WHAT WE DON'T DO

✗ **Pay dividends on unvested equity awards:** Dividend equivalents and cash are accrued on PRSUs and RSUs, respectively, but are only paid out if, and to the extent that, the underlying PRSUs and RSUs vest.

✗ **Provide excise tax gross-ups:** We do not provide "golden parachute" excise tax gross-ups.

✗ **Provide excessive perquisites:** We provide a limited number of perquisites that are designed to support a competitive total compensation package.

✗ **Allow hedging or pledging of the Company's securities:** We prohibit hedging, pledging and short sales of Company stock by our directors and executive officers.

✗ **Reprice stock options:** Stock option exercise prices are set equal to the grant date market price and cannot be repriced or discounted without stockholder approval.

✗ **Provide pension benefits or supplemental retirement plans:** We do not maintain a defined benefit pension or supplemental retirement plans for our executive officers.

95%
average say-on-pay support over past 5 years

OPENLANE

ELECTION OF DIRECTORS



Directors Elected Annually

The Apax Investor has designated, and our Board has nominated, Roy Mackenzie, to stand for election to the Board at the 2024 annual meeting. In addition, our Board has nominated the seven individuals named below to stand for election to the Board at the 2024 annual meeting. The Company's directors are elected each year by our stockholders at the annual meeting (with one member of the Board being elected solely by the holders of Series A Preferred Stock). We do not have a staggered or classified board. Each director's term will last until the 2025 annual meeting of stockholders and until such director's successor is duly elected and qualified, or such director's earlier death, resignation or removal. The director nominee designated by the Apax Investor must receive the affirmative vote of a majority of the votes cast by the holders of Series A Preferred Stock (voting as a separate class), and the seven other director nominees must receive the affirmative vote of a majority of the votes cast by the holders of common stock and Series A Preferred Stock, voting together as a single class, in the election of directors at the 2024 annual meeting to be elected (i.e., the number of shares voted "FOR" a director nominee must exceed the number of votes cast "AGAINST" such nominee).

Director Independence

The Board is responsible for determining the independence of our directors. Under the NYSE listing standards, a director qualifies as independent if the Board affirmatively determines that the director has no material relationship with the Company. While the focus of the inquiry is independence from management, the Board is required to broadly consider all relevant facts and circumstances in making an independence determination. In making independence determinations, the Board complies with NYSE listing standards and considers all relevant facts and circumstances. Based upon its evaluation, our Board has affirmatively determined that the following directors meet the standards of "independence" established by the NYSE: Carmel Galvin, Mark E. Hill, J. Mark Howell, Stefan Jacoby, Michael T. Kestner, Roy Mackenzie, Sanjeev Mehra and Mary Ellen Smith. James P. Hallett, our former Executive Chairman, and Peter J. Kelly, our Chief Executive Officer, are not independent directors.

Board Nominations and Director Nomination Process

The Board is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between the annual meetings of stockholders. The Nominating and Corporate Governance Committee is responsible for identifying, screening and recommending candidates to the Board for Board membership. When formulating its Board membership recommendations, the Nominating and Corporate Governance Committee may also consider advice and recommendations from others, including third-party search firms, current Board members, management, stockholders and other persons, as it deems appropriate. The Nominating and Corporate Governance Committee has retained a third-party search firm to assist with identifying, screening and evaluating potential candidates.

The Nominating and Corporate Governance Committee uses a variety of methods to identify and evaluate potential candidates. Consideration of candidates typically involves a series of internal discussions, review of candidate information, and interviews with selected candidates. The Nominating and Corporate Governance Committee will consider the candidate against the criteria it has adopted, as further discussed below, in the context of the Board's then-current composition and the needs of the Board and its committees, and will ultimately recommend qualified candidates for election to the Board. Though the Nominating and Corporate Governance Committee does not have a formal policy regarding consideration of director candidates recommended by stockholders, the Nominating and Corporate Governance Committee generally evaluates such candidates in the same manner by which it evaluates director candidates recommended by other sources. With respect to the director to be elected by the holders of shares of Series A Preferred Stock, such nominee is required to have been designated by the Apax Investor pursuant to the Apax Investment Agreement.



As detailed in both the Nominating and Corporate Governance Committee Charter and the Corporate Governance Guidelines, director candidates are selected based upon various criteria, including experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that the Nominating and Corporate Governance Committee considers appropriate in the context of the needs of the Board. Director candidates are considered in light of the needs of the Board with due consideration given to the foregoing criteria. Board members are expected to prepare for, attend and participate in all Board and applicable committee meetings and the Company's annual meetings of stockholders.

In addition, a stockholder may nominate candidates for election as a director, provided that the nominating stockholder follows the procedures set forth in Article II, Section 5 of the Company's Second Amended and Restated By-Laws for nominations by stockholders of persons to serve as directors, including the requirements of timely notice and certain information to be included in such notice. Deadlines for stockholder nominations for next year's annual meeting are included in the "Requirements, Including Deadlines, for Submission of Proxy Proposals" section on page 77.

Pursuant to our employment agreement with Peter J. Kelly, our Chief Executive Officer, the Company will nominate Mr. Kelly to serve as a member of the Board during his period of employment under such agreement.

Board Qualifications and Diversity

The Nominating and Corporate Governance Committee and the Board believe that diversity along multiple dimensions, including opinions, skills, perspectives, personal and professional experiences, and other differentiating characteristics, is an important element of its nomination recommendations. The Nominating and Corporate Governance Committee has not identified any specific minimum qualifications which must be met for a person to be considered as a candidate for director. However, Board candidates are selected based upon various criteria including experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that the Nominating and Corporate Governance Committee considers appropriate in the context of the needs of the Board. Although the Board does not have a formal diversity policy, the Nominating and Corporate Governance Committee and Board review these factors, including diversity of gender, race, ethnicity, age, cultural background and professional experience, in considering candidates for Board membership.

Information Regarding the Nominees for Election to the Board

The following information is furnished with respect to each nominee for election as a director. All of the nominees were elected by the stockholders at last year's annual meeting. For so long as the Apax Investor meets certain beneficial ownership conditions as detailed in the Apax Investment Agreement, the Apax Investor has the right to designate one director to the Board. The Apax Investor has designated Roy Mackenzie for election in 2024 for a term expiring at the 2025 annual meeting. Consistent with the Apax Investment Agreement, our Board now nominates, and recommends, Mr. Mackenzie for election in 2024 for a term expiring at the 2025 annual meeting. The appointment of the Apax Investor designee will be voted on by the holders of Series A Preferred Stock at each annual meeting until the Apax Investor ceases to meet certain beneficial ownership conditions as detailed in the Apax Investment Agreement.

Each of the nominees has consented to being named in this proxy statement and to serve as a director if elected. If Roy Mackenzie shall not be available for election as a director at the 2024 annual meeting, it is intended that shares represented by the accompanying proxy will be voted for the election of a substitute nominee designated by the Apax Investor. If any of the other seven nominees is unavailable to stand for election as a director, your proxy holders will have the authority and discretion to vote for another nominee proposed by the Board or the Board may reduce the number of directors to be elected at the 2024 annual meeting. The ages of the nominees are as of the date of the 2024 annual meeting, June 7, 2024.



Nominee for Election as Director to Be Elected by Holders of Series A Preferred Stock

Roy Mackenzie



Independent Director
since June 2020
Age: 52

Current Board Committees:
Compensation Committee

Career Highlights

- Partner at Apax Partners, LP ("Apax"), a private equity advisory firm, since January 2003, and also serves on the Investment Committees for the Apax Buyout Funds and Apax Global Alpha.
- Director of Trade Me Ltd, Vyaire Medical, Inc., and Duck Creek Technologies, Inc., each in connection with investments by funds advised by Apax.
- Previously served as a director of several companies in connection with investments by funds advised by Apax, including Sophos Group plc, King Digital Entertainment plc, Exact Software NV, Epicor Software, Inc., and NXP Semiconductors NV.
- Holds an MBA from Stanford Graduate School of Business and a M.Eng in Electrical Engineering from Imperial College, London.

Other Public and Registered Investment Company Directorships in Last Five Years: Director of Duck Creek Technologies, Inc. since April 2016. Partner at Apax since 2003. Director of Sophos Group PLC from May 2015 to March 2020.

Skills and Qualifications

✓ Extensive experience working closely with management teams to build successful technology companies.

✓ Substantial experience in evaluating companies' strategies, operations and financial performance, which provides important perspectives and insights.

✓ Deep technology expertise.

✓ Current and prior public board service brings valuable skills and perspectives to our Board.

Mr. Mackenzie is a director who was designated by the Apax Investor under the terms of the Apax Investment Agreement. Only the holders of Series A Preferred Stock may vote on the election of Mr. Mackenzie as a director at the 2024 annual meeting.

 **The Board of Directors recommends a vote FOR the election of the foregoing nominee to the Board of Directors.**

Proxies solicited by the Board of Directors will be voted "FOR" the election of the director nominee named in this proxy statement and on the proxy card unless stockholders specify a contrary vote.



Nominees for Election as Directors to Be Elected by Holders of Common Stock and Series A Preferred Stock, Voting Together as a Single Class

Carmel Galvin



Independent Director
since February 2020
Age: 55

Current Board Committees:
Compensation Committee
(Chair) and Nominating and
Corporate Governance
Committee

Career Highlights

- Chief People Officer of Klaviyo, Inc., a marketing automation platform technology company, since April 15, 2024.
- Chief People Officer at Stripe, Inc., a payment software services and solutions company from January 2021 to January 2024.
- Chief Human Resources Officer ("CHRO") and Senior Vice President, People and Places, at Autodesk, Inc., a multinational software corporation, from March 2018 to January 2021.
- CHRO and Senior Vice President at Glassdoor, Inc., a job listing platform, from April 2016 to February 2018.
- CHRO and Senior Vice President at Advent Software, Inc., an investment management software company, from October 2014 to April 2016.
- Vice President of Talent & Culture Development for Deloitte New-venture Accelerator (DNA), from May 2013 to October 2014.
- Provided human resources consulting services from January 2011 to April 2013 at Front Arch, Inc. and from September 2009 to December 2011 at Corporate Leadership Council (CLC), Corporate Executive Board.
- Managing Director, Global Head of Human Resources at Moody's Analytics (formerly Moody's KMV) from November 2004 to March 2008 and Vice President, Global Head of Human Resources at Barra, Inc. from September 1995 to June 2002.
- Graduate of Trinity College Dublin (BA) and University College Dublin (MBS).

Skills and Qualifications

✓ More than 25 years of talent and culture leadership experience with global organizations in the technology and online sectors.

✓ Extensive experience in helping transform global companies, including leading diversity and inclusion, employee engagement and culture management efforts at companies with varied locations, languages and cultures.

✓ Significant experience with executive compensation programs and practices, including working directly with boards and compensation committees on compensation, talent and succession planning initiatives.

✓ Provides diverse international perspective.

J. Mark Howell



Independent Director
since December 2014
Age: 59

Current Board Committees:
Audit Committee (Chair) and
Risk Committee (Chair)

Career Highlights

- Managing Director of Mintaka Ventures, LLC, a firm focused on private investments, since August 2021.
- President and Chief Executive Officer of Conexus Indiana, Indiana's advanced manufacturing and logistics initiative sponsored by Central Indiana Corporate Partnership, Inc., from January 2018 to August 2021.
- Chief Operating Officer of Angie's List, Inc., a national local services consumer review service and marketplace, from March 2013 to September 2017. Angie's List, Inc. was acquired in 2017 and merged into ANGI Homeservices Inc.
- President, Ingram Micro North America Mobility of Ingram Micro Inc., a technology distribution company, from 2012 to 2013.
- President, BrightPoint Americas of BrightPoint, Inc., a distributor of mobile devices for phone companies, including Chief Operating Officer, Executive Vice President and Chief Financial Officer, from 1994 to 2012. BrightPoint, Inc. was sold to Ingram Micro Inc. in 2012.
- Vice President and Corporate Controller of ADESA from August 1992 to July 1994, now a wholly owned subsidiary of the Company.
- Audit Staff and Senior Staff at Ernst & Young LLP.
- Graduate of the University of Notre Dame (BBA in Accounting).

Skills and Qualifications

✓ Extensive senior leadership experience at internet-based and technology-driven companies provides valuable insight as the Company continues to advance its digital transformation.

✓ Significant executive leadership experience in the public company sector.

✓ Provides unique, in-depth knowledge of the Company and its industry as a former employee of ADESA.

✓ Substantial financial experience. Certified Public Accountant with experience in public accounting and public companies.

✓ *Cybersecurity Certification:* Mr. Howell earned a CERT Certificate in Cybersecurity Oversight from the National Association of Corporate Directors and the Software Engineering Institute of Carnegie Mellon University.

OPENLANE

Stefan Jacoby



Independent Director
Since June 2019
Age: 66

Current Board Committees:
Compensation Committee and
Nominating and Corporate
Governance Committee

Career Highlights

- Non-Executive Director of McLaren Group, a UK automotive, motorsport, and technology company, since September 2021; and consultant in the automotive industry since January 2018.

- Executive Vice President of General Motors Company, a multinational company that designs, manufactures and markets vehicles worldwide, and President of GM International Operations, from August 2013 to January 2018.

- Chief Executive Officer and President of Volvo Car Corporation, a multinational vehicle manufacturer and marketer, from August 2010 to October 2012.

- Served in several capacities at Volkswagen AG, a multinational automotive manufacturing company, between 2004 and 2010, most recently serving as Chief Executive Officer and President of Volkswagen Group of America from 2007 to 2010 and as Executive Vice President of Group Marketing and Sales at Volkswagen AG from 2004 to 2007.

- Chief Executive Officer and President of Mitsubishi Motors Europe, the European headquarters of automotive manufacturer Mitsubishi Motors, from 2001 to 2004.

- Served in a variety of finance and leadership roles at Volkswagen AG from 1985 to 2001.

- Graduate of the University of Cologne, Germany.

Skills and Qualifications

✓ More than 30 years of broad international experience in the automotive industry, including senior management positions with global automakers in Germany, Japan, the Netherlands, Sweden, Singapore and the United States.

✓ Deep insights and understanding of the macro trends and technologies rapidly transforming the automotive industry, including mobility as a service and autonomous vehicles.

✓ Extensive knowledge of customer experience and retail structures. Expansive experience in finance, sales and marketing has given him a deep understanding of the impact of both areas on profitability and successful market growth.

✓ Strong leadership skills in managing and motivating people for establishing momentum for growth and change, building high performance teams in transformative periods and recruiting and retaining senior management.

Peter Kelly



Director
since April 2021
Age: 55

Chief Executive Officer

Career Highlights

- Chief Executive Officer of the Company since April 2021.

- President of the Company from January 2019 to March 2021.

- President of Digital Services of the Company from December 2014 to January 2019 and Chief Technology Officer of the Company from June 2013 to January 2019.

- President and Chief Executive Officer of OPENLANE US, Inc. ("OPENLANE US"), a subsidiary of the Company, from February 2011 to June 2013.

- President and Chief Financial Officer of OPENLANE US from February 2010 to February 2011.

- Co-founded OPENLANE US in 1999, and served in a number of executive roles at OPENLANE US from 1999 to 2010.

- Prior to his work with OPENLANE US, managed engineering, construction and procurement projects for Taylor Woodrow, a U.K.-based construction and development firm, from 1989 to 1997.

- Graduate of the University College Dublin (Engineering) and Stanford University (MBA).

Skills and Qualifications

✓ More than 20 years of experience in the Company's industry, with unique insights gained as a co-founder and executive of a digital auction start-up and subsequently as a senior executive of the Company, leading our digital services and technology teams and offerings.

✓ As former President and now Chief Executive Officer, Mr. Kelly has a thorough and in-depth understanding of the Company's business and industry, including its employees, business units, customers and digital opportunities, which provides an additional perspective to the Board. Mr. Kelly's entrepreneurial mindset provides further unique perspective.

✓ Deep insights into the businesses and technologies rapidly transforming the Company's business and industry.

✓ Strong leadership skills and technology expertise.

OPENLANE

Michael T. Kestner



Independent Director
since December 2013
Chair of the Board
since April 2023
Age: 70

Current Board Committees:
Audit Committee and Risk Committee

Career Highlights

- Consultant in the building products and automotive industry since December 2015.

- Chief Financial Officer of Building Materials Holding Corporation, a building products company, from August 2013 to December 2015.

- Partner in FocusCFO, LLC, a consulting firm providing part time CFO services, from April 2012 to August 2013.

- Executive Vice President, Chief Financial Officer and a director of Hilite International, Inc., an automotive supplier of powertrain parts, from October 1998 to July 2011.

- Chief Financial Officer of Sinter Metals, Inc., a supplier of powder metal precision components, from 1995 to 1998.

- Served in various capacities at Banc One Capital Partners, Wolfensohn Ventures LP and as a senior audit manager at KPMG LLP.

- Graduated from Southeast Missouri State University.

Skills and Qualifications

✓ Extensive business, management, and operational experience as a senior leader in the automotive industry both domestically and internationally provides him with valuable leadership skills and additional insight into business, financial and strategic matters that are important to the Company.

✓ Brings valuable experience and perspective from serving over 20 years as a CFO of public and private companies, including in the areas of accounting and financial reporting, internal controls and procedures, compliance, risk management, investor relations, capital markets, strategic cost initiatives, complex financial transactions, and mergers, acquisitions and divestitures.

✓ Extensive experience in financial analysis and financial statement preparation.

✓ Certified Public Accountant with experience in public accounting and public companies.

Sanjeev Mehra



Independent Director
since October 2021
Age: 65

Current Board Committees:
Compensation Committee

Career Highlights

- Managing Partner of Periphas Capital, LP, a private equity investing firm focused on making investments in technology enabled business services, consumer and industrial companies, since founding the firm in 2017.

- Previously served in a variety of positions at Goldman, Sachs & Co. ("Goldman") from 1986 to 2017, including Partner from 1998 to 2016, and held a range of other senior positions, including vice chairman of the global private equity business, and prior to that, co-head of the Americas private equity business.

- Founding member of Goldman's Principal Investment Area ("PIA"), the firm's private investing arm of its Merchant Banking Division, and served on the PIA Investment Committee from 1998 to 2017.

- Has served on the board of directors of over 25 companies, including on the Board of the Company from 2007 until 2013.

- Received his MBA from Harvard Business School and a BA from Harvard College.

Other Public and Registered Investment Company Directorships in Last Five Years: CEO and Director of Periphas Capital Partnering Corporation from September 2020 to January 2023. Director of Aramark from 2007 to 2019.

Skills and Qualifications

✓ Extensive experience in advising companies and working closely with management teams to foster growth, transformational change and operational efficiency.

✓ Substantial experience in evaluating companies' strategies, operations and financial performance, which provides important perspectives and insights.

✓ Former service on the Company's Board provides unique, in depth knowledge of the Company and its industry.

✓ Current and prior public board service brings valuable skills and perspectives to our Board, including extensive time serving as a lead independent director and chairman of board committees.

OPENLANE

Mary Ellen Smith



Independent Director
since October 2019
Age: 64

Current Board Committees:
Audit Committee and Risk
Committee

Career Highlights

- Corporate Vice President of Worldwide Business Operations of Microsoft Corporation ("Microsoft"), a technology company, from July 2013 to January 2024.
- Vice President, Worldwide Operations of Microsoft from 2011 to July 2013, General Manager, Worldwide Commercial Operations of Microsoft from 2010 to 2011, and General Manager and President of Microsoft Licensing, GP from 2006 to 2010.
- Served in several roles at Hewlett-Packard Company from 1996 to 2006, including Vice President, Volume Direct and Teleweb, Americas Region, from 2004 to 2006, and Vice President, Worldwide Customer Operations from 2002 to 2004.
- Graduate of Bowling Green State University (BS) and Wright State University (MBA). Earned certificates of completion from Stanford University's Executive Program and Directors' Consortium Program.

Skills and Qualifications

✓ Over 30 years of broad and extensive operational and leadership experience in the technology industry with a deep focus on global operations strategy and execution, business transformation change management, global manufacturing, supply chain and logistics.

✓ Deep expertise in digital business transformation, change management in transforming business processes from physical to digital supply chain and operations delivering highly impactful business model and cost improvements.

✓ Extensive knowledge in leading through growth and expansion by building future operating performance models for new businesses in emerging markets and more broadly, worldwide.

✓ Extensive knowledge and broad business skills supporting customer experience enhancements, compliance enhancements, oversight, risk mitigation and management. Highly skilled in finance, sales and marketing support with a deep understanding of business model operations and drivers of profitability.

✓ Significant leadership skills leading highly impactful and performing teams and managing people. A proven leader championing diversity and inclusion in corporate culture for all dimensions of diversity.

✓ *Risk and Cybersecurity Certifications:* Ms. Smith earned a Qualified Risk Director designation and a Certificate in Cyber Risk Governance from the DCRO Institute.

 **The Board of Directors recommends a vote FOR the election of each of the foregoing seven nominees to the Board of Directors.**

Proxies solicited by the Board of Directors will be voted "FOR" the election of each of the seven director nominees named in this proxy statement and on the proxy card unless stockholders specify a contrary vote.



BOARD STRUCTURE AND CORPORATE GOVERNANCE

Role of the Board

The Board oversees the Company's CEO and other members of senior management in the competent and ethical operation of the Company and assures that the long-term interests of the stockholders are being served. The Board serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the stockholders. The Company's Corporate Governance Guidelines are available on our website, corporate.openlane.com, by clicking on "Investors" and then the "Governance" tab. The information on our website is not part of this proxy statement and is not deemed incorporated by reference into this proxy statement or any other public filing made with the Securities and Exchange Commission (the "SEC").

Board Leadership

The Company's Corporate Governance Guidelines provide that the Board shall be free to choose its Chair in any way it deems best for the Company at any given point in time. If the Chair is not an independent director, the independent directors are to annually appoint a Lead Independent Director. The Board believes that it should have the flexibility to make these determinations from time to time in the way that it believes best to provide appropriate leadership for the Company under then-existing circumstances.

From December 2014 to March 31, 2023, James P. Hallett served as Chair of the Board. During such period, the Board elected a Lead Independent Director each year. Michael T. Kestner most recently served as the Lead Independent Director from July 2019 to March 31, 2023.

Mr. Kestner began serving as the independent Chair of the Board on April 1, 2023 (following Mr. Hallett's retirement). Our Board believes that having an independent Chair provides the most appropriate leadership structure for the Company at this time. Mr. Kestner has a wealth of leadership experience and deep understanding of the Company and the Board from serving as Lead Independent Director from July 2019 to March 2023 and serving as a member of the Board since December 2013.

Given the Chair is now an independent director, the Board no longer has a Lead Independent Director. The duties of the Chair are substantially similar to those of the Lead Independent Director. The Board has adopted a Lead Independent Director Charter, which sets forth a clear mandate with significant authority and responsibilities for the Lead Independent Director or independent Chair, as applicable, including:

Board Meetings and Executive Sessions	• Has the authority to call meetings of the independent directors, and calls and develops the agenda for executive sessions of the independent directors. • Presides at all meetings of the Board at which the Chair of the Board is not present (if not the same person), including executive sessions of the independent directors.

Meeting Agendas, Schedules and Materials	• Reviews, in consultation with the Chair (if not the same person) and the CEO:
	  • agendas for Board meetings;
	  • meeting schedules to assure there is sufficient time for discussion of all agenda items; and
	  • information sent to the Board, including the quality, quantity, appropriateness and timeliness of such information.

Board/Director Communications	• Serves as principal liaison on Board-wide issues among the independent directors and the Chair (if not the same person) and the CEO and facilitates communication generally among directors.
Stockholder Communications	• If requested by stockholders, ensures that he or she is available, when appropriate, for consultation and direct communication.
Chair and CEO Performance Evaluations	• Together with the Compensation Committee, conducts an annual evaluation of the Chair (if not the same person) and the CEO, including an annual evaluation of his or her respective interactions with the independent directors.
Outside Advisors and Consultants	• Recommends to the independent directors the retention of advisors and consultants who report directly to the Board, and, upon approval by the independent directors, retains such advisors and consultants.

Executive Sessions

The independent directors of the Company meet in executive session at every regularly scheduled Board meeting. The Company's Corporate Governance Guidelines state that the Chair of the Board (if an independent director) or the Lead Independent Director (if the Chair of the Board is not an independent director) shall preside at such executive sessions, or in such director's absence, another independent director designated by the Chair of the Board or the Lead Independent Director, as applicable. Currently, Mr. Kestner, our independent Chair of the Board, presides at the executive sessions of our independent directors.

Board Meetings and Attendance

The Board held five meetings during 2023. All of the incumbent directors attended at least 75% of the meetings of the Board and Board committees on which they served during 2023. As stated in our Corporate Governance Guidelines, each director is expected to attend all annual meetings of stockholders. All of our directors attended last year's annual meeting of stockholders.

Board Committees

In 2023, the Board maintained four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Risk Committee. Each of our committees operates pursuant to a written charter. Copies of the committee charters are available on our website, corporate.openlane.com, by clicking on "Investors" and then the "Governance" tab. The information on our website is not part of this proxy statement and is not deemed incorporated by reference into this proxy statement or any other public filing made with the SEC. The following table sets forth the current membership of each committee:

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Risk Committee[1]
Carmel Galvin		◐ (Chair)	◐	
James P. Hallett[2][3]				
Mark E. Hill[3]			◐ (Chair)	◐
J. Mark Howell	◐ (Chair)			◐ (Chair)
Stefan Jacoby		◐	◐	
Peter Kelly[2]				
Michael T. Kestner[4]	◐			◐
Roy Mackenzie		◐		
Sanjeev Mehra		◐		
Mary Ellen Smith	◐			◐

(1) As described on page 18, we expect the Risk Committee's responsibilities to be reallocated following the 2024 annual meeting, with the Board having three standing committees on a go-forward basis.

(2) Mr. Hallett is our former Executive Chairman and Chair of the Board, and Mr. Kelly is our current CEO.

(3) Messrs. Hallett and Hill are not standing for re-election at the 2024 annual meeting.

(4) Mr. Kestner serves as Chair of the Board.



Proxy Statement

A description of each Board committee is set forth below.

Audit Committee

7 **meetings held in 2023**

Independence and financial literacy: Each member of the Audit Committee is "financially literate" under the NYSE rules, and each of Messrs. Howell and Kestner has been designated as an "audit committee financial expert" as defined by the SEC. In addition, the Board has determined that each member of the Audit Committee meets the standards of "independence" established by the NYSE and is "independent" under the independence standards for audit committee members adopted by the SEC.

Primary Responsibilities: Our Audit Committee assists the Board in its oversight of the integrity of our financial statements, our independent registered public accounting firm's qualifications and independence and the performance of our independent registered public accounting firm. The Audit Committee (i) reviews the audit plans and findings of our independent registered public accounting firm and our internal audit team and tracks management's corrective action plans where necessary; (ii) reviews our financial statements, including any significant financial items and changes in accounting policies or practices, with our senior management and independent registered public accounting firm; (iii) reviews our financial risk and control procedures, compliance programs (including our Code of Business Conduct and Ethics) and significant tax, legal and regulatory matters; (iv) reviews and approves related person transactions; and (v) has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

Compensation Committee

5 **meetings held in 2023**

Independence: Each member of the Compensation Committee is independent under the NYSE rules (including the enhanced independence requirements for compensation committee members).

Primary Responsibilities: The Compensation Committee reviews and recommends policies relating to the compensation and benefits of our executive officers and employees. The Compensation Committee reviews and approves corporate goals and objectives relevant to the compensation of our CEO and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and approves the compensation of these officers based on such evaluations. The Compensation Committee also administers the issuance of equity and other awards under our equity plans.

Nominating and Corporate Governance Committee

4 **meetings held in 2023**

Independence: Each member of the Nominating and Corporate Governance Committee is independent under the NYSE rules.

Primary Responsibilities: The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board regarding candidates for directorships and the size and composition of the Board. The Nominating and Corporate Governance Committee also reviews non-employee director compensation on an annual basis and makes recommendations to the Board. In addition, the Nominating and Corporate Governance Committee is responsible for overseeing our Corporate Governance Guidelines and reporting and making recommendations to the Board concerning governance matters. The Nominating and Corporate Governance Committee also assists the Board in the general oversight of the Company's environmental, social and governance (ESG) strategy, including diversity and inclusion matters. As required by the Company's Corporate Governance Guidelines, the Nominating and Corporate Governance Committee oversees an annual evaluation process of the Board and each committee of the Board, as discussed in more detail under "Board and Committee Evaluation Process" below.

OPENLANE

Risk Committee

4 **meetings held in 2023**

Independence: Each member of the Risk Committee is independent under the NYSE rules.

Primary Responsibilities: The Risk Committee assists the Board in its oversight of (i) the principal business, financial, technology, operational and regulatory risks, and other material risks and exposures of the Company and (ii) the actions, activities and initiatives of the Company to mitigate such risks and exposures. The Risk Committee also provides oversight for matters specifically relating to cybersecurity and other risks related to information technology systems and procedures, including but not limited to data security and privacy. The Company's Chief Information Security Officer reports to the Risk Committee quarterly on information security matters, including, among other things, the Company's cyber risks and threats, the status of projects to strengthen the Company's information security systems, assessments of the Company's security program and the emerging threat landscape. The Risk Committee also oversees the Company's enterprise risk management ("ERM") program and has direct oversight over certain risks within the ERM framework.

Board and Committee Evaluation Process

The Board conducts an annual self evaluation to assess whether the Board, its committees, and each member of the Board are working effectively, and to provide an opportunity to reflect upon and improve processes and effectiveness. The Nominating and Corporate Governance Committee oversees the annual evaluation process of the Board and each of its committees, and the independent Chair of the Board leads the evaluation interviews and feedback sessions.

The evaluation process includes a self evaluation by the Board, a self evaluation by each committee of the Board, and a peer evaluation by each director of each other Board member. The independent Chair of the Board also conducts a personal interview with each Board member to gather in depth perspectives and candid insight about Board, committee and individual director effectiveness and suggestions for improvement. Once the evaluation process is complete, the independent Chair of the Board reports to the full Board the results, including any recommendations, which are discussed by the full Board and each committee, as applicable, and changes in practices or procedures are considered and implemented as appropriate.



Evaluation Process Review → Committee Self Evaluations Conducted → Board Self Evaluation Conducted → Director Peer Evaluations Conducted → Chair 1:1 Director Interviews → Review and Discuss Results → Act on Results

The Nominating and Corporate Governance Committee, in conjunction with the independent Chair of the Board and with the support of the Secretary, reviews the format of the evaluation process each year to ensure that actionable feedback is solicited on the operation and effectiveness of the Board, the Board committees and each Board member. The Nominating and Corporate Governance Committee also utilizes the results of this evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for election to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

Our multi-step evaluation process generates robust comments and discussion at all levels of the Board, including with respect to Board composition and processes. These evaluation results have led to changes designed to increase Board effectiveness and efficiency. For example, over the past few years, enhancements have been made regarding meeting materials and discussion topics, the structure of the Board, responsibilities of committees, committee and executive session discussions, committee reports to the Board, the director on-boarding process, and director education opportunities.

Board's Risk Oversight

Management is responsible for assessing and managing risk at the Company, including communicating the most material risks to the Board and its committees. The Board has primary responsibility for risk oversight, with a focus on the most significant risks facing the Company. Oversight of the Company's risks is carried out by the Board as a whole and by each of its committees.

The Board's leadership structure, through its committees, supports its role in risk oversight. In general, the committees oversee the following risks:

Audit Committee

The Audit Committee maintains initial oversight over risks related to (i) the integrity of the Company's financial statements; (ii) internal control over financial reporting and disclosure controls and procedures (including the performance of the Company's internal audit function); (iii) the performance of the independent registered public accounting firm; and (iv) ethics and related issues arising from the Company's whistleblower hotline. The Audit Committee meets with the Company's Chief Financial Officer, the Company's head of Internal Audit and representatives of KPMG in separate executive sessions on a quarterly basis.

Risk Committee

The Risk Committee maintains oversight over the Company's enterprise-level risks, including with respect to cybersecurity and information technology systems and procedures as noted above. The Risk Committee provides oversight with respect to risk practices implemented by management, except for the oversight of risks that have been specifically delegated to another committee of the Board. Even when the oversight of a specific area of risk has been delegated to another committee, the Risk Committee may maintain oversight over such risks through the receipt of reports from the committee chairs.

Compensation Committee

The Compensation Committee maintains oversight over risks related to the Company's compensation programs and practices.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee monitors potential risks relating to the effectiveness of the Board, notably director succession, composition of the Board and the principal policies that guide the Company's governance.

The Board maintains oversight over such risks through the receipt of reports from the committee chairs at each regularly scheduled Board meeting.

As part of the risk management process, an annual risk assessment is conducted by management to identify and prioritize the most significant enterprise risks to the Company. This risk assessment is reviewed with the Risk Committee and helps guide the focus and selection of risks that are brought to the Risk Committee for review or covered by the full Board or its other committees. The reviews by the Risk Committee and other committees occur principally through the receipt of reports from management and third parties on applicable areas of risk, and discussions with management and third parties regarding risk assessment and risk management.

At its regularly scheduled meetings, the Board generally receives a number of reports which include information relating to risks faced by the Company. The Company's Chief Financial Officer provides a report on the Company's results of operations, its liquidity position, including an analysis of prospective sources and uses of funds, and the implications to the Company's debt covenants and credit rating, if any. The Company's Chief Legal Officer provides a privileged report which provides information regarding the status of the Company's material litigation and other legal matters, if any, including the Company's continuing compliance with applicable laws and regulations. Further, the Company's business leaders provide information relating to certain strategic, operational and competitive risks. At each regularly scheduled Board meeting, the Board also receives reports from the Chair of the Risk Committee as well as other committee chairs, which may include a discussion of risks initially overseen by the committees for discussion and input from the Board. As noted above, in addition to these regular reports, the Risk Committee receives reports on specific areas of risk, such as regulatory, cyclical or other risks, and reports to the Board on these matters.

To ensure our committee structure remains effectively designed to achieve our objectives, following the 2024 annual meeting we intend to reorganize the committees' risk oversight roles. The Board intends to revise its



Committee structure and charters to streamline and enhance its approach to risk oversight by reallocating the Risk Committee's risk oversight responsibilities to the remaining three standing committees and the Board as a whole. This revised approach to risk oversight was guided by feedback received by our directors through our robust Board and committee annual self-evaluation process as well as evolving corporate governance best practices.

Corporate Governance Documents

The Board has adopted the following corporate governance documents:

Document	Purpose/Application
Code of Business Conduct and Ethics	Applies to all of the Company's employees, officers and directors, including those officers responsible for financial reporting.
Code of Ethics for Principal Executive and Senior Financial Officers	Applies to the Company's principal executive officer, principal financial officer, principal accounting officer and such other persons who are designated by the Board.
Corporate Governance Guidelines	Contains general principles regarding the functions of the Board and its committees.
Committee Charters	Apply to the following Board committees, as applicable: Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Risk Committee.
Lead Independent Director Charter	Sets forth a clear mandate and significant authority and responsibilities for the Lead Independent Director or independent Chair of the Board.

We expect that any amendment to or waiver of the codes of ethics that apply to executive officers or directors will be disclosed on the Company's website. The foregoing documents are available on our website, corporate.openlane.com, by clicking on "Investors" and then the "Governance" tab and in print to any stockholder who requests them. Requests should be made to OPENLANE, Inc., Investor Relations, 11299 North Illinois Street, Suite 500, Carmel, Indiana 46032.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2023, each of Messrs. Jacoby, Mackenzie and Mehra and Ms. Galvin served as members of the Compensation Committee. None of our executive officers serve, or in fiscal year 2023 served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or our Compensation Committee. None of the individuals serving as members of the Compensation Committee during fiscal year 2023 are now or were previously an officer or employee of the Company or its subsidiaries.

Stockholder Communications With the Board

Any stockholder or other interested parties desiring to communicate with the Board, the Chair of the Board, a committee of the Board or any of the independent directors individually or as a group regarding the Company may directly contact such directors by delivering such correspondence to the Company's Chief Legal Officer at OPENLANE, Inc., 11299 North Illinois Street, Suite 500, Carmel, Indiana 46032. Our Chief Legal Officer reviews all such correspondence and forwards to the applicable director(s) copies of all such applicable correspondence.

The Audit Committee has established procedures for employees, stockholders and others to submit confidential and anonymous reports regarding accounting, internal accounting controls, auditing or any other relevant matters.

Stockholder Engagement

We value the feedback and perspectives of our stockholders. For many years, OPENLANE, primarily through its Investor Relations team, has engaged with our stockholders through roadshows, presentations, earnings calls, and direct meetings. During such engagements, the primary audiences were the portfolio managers and analysts of our institutional investors. During the fourth quarter of 2023, the Company augmented its traditional engagement practices by seeking engagement with institutional investors on corporate governance, executive compensation and ESG related matters, and held discussions with all of the stockholders who wanted to meet.



DIRECTOR COMPENSATION

We use a combination of cash and stock-based incentive compensation to attract and retain independent, qualified candidates to serve on the Board. The Board makes all director compensation determinations after considering the recommendations of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews director compensation annually, assisted periodically by an independent compensation consultant (most recently by ClearBridge Compensation Group LLC ("ClearBridge") in February 2023).

In setting director compensation, we consider various factors including market comparison studies and trends, the responsibilities of directors generally, including committee chairs, and the significant amount of time that directors expend in fulfilling their duties. In establishing the non-employee director compensation recommendations, the Nominating and Corporate Governance Committee utilized a balance of cash and equity, with the majority of the compensation delivered through equity grants. Pursuant to the Omnibus Plan, non-employee directors are not eligible to receive aggregate compensation, including equity awards and cash fees, exceeding $750,000 in total value in any calendar year. Directors who also serve as employees of the Company do not receive payment for service as directors. Messrs. Mackenzie and Mehra have each agreed not to receive compensation for their service as directors.

Our current director compensation program became effective in 2019 and was based in part on a review by ClearBridge in October 2018 of our director compensation program and those of the Company's then current proxy comparator group (which was also used in executive compensation benchmarking). In February 2023, in consultation with ClearBridge and after review of market and current proxy comparator group data, the Nominating and Corporate Governance Committee recommended, and the Board agreed, that the annual stock retainer be increased from $130,000 to $170,000, effective June 2023, and an independent Chair of the Board cash retainer of $100,000 be implemented, effective April 2023. Except for an increase in the Lead Independent Director retainer (from $30,000 to $37,500) in 2021, there have been no other increases in compensation paid to our directors from those retainer amounts approved in October 2018.

Cash and Stock Retainers

Non-employee directors who served for the entirety of 2023 were entitled to receive:

Components of Director Compensation Program For 2023 Service	Annual Amount	Form of Payment[1]
Annual Cash Retainer[2]	$85,000	Cash
Annual Stock Retainer[3]	$170,000	Restricted Stock
Lead Independent Director Fee	$37,500	Cash
Independent Chair Fee	$100,000	Cash
Audit Committee Chair Fee	$25,000	Cash
Compensation Committee Chair Fee	$20,000	Cash
Nominating and Corporate Governance and Risk Committee Chair Fee	$10,000	Cash
Audit Committee Membership Fee	$7,500	Cash

(1) May elect to receive the annual cash retainer and committee membership fees in shares of our common stock.

(2) One-fourth of the annual cash retainer is paid at the end of each quarter, provided that the director served as a director in such fiscal quarter.

(3) Pursuant to our Policy on Granting Equity Awards, unless specifically provided otherwise by the Compensation Committee or the Board, annual grants for directors are effective on the date of the annual meeting at which the director was elected or re-elected. The annual restricted stock grant vests after one year (i.e., on the anniversary of the annual meeting), and is subject to forfeiture until vested. The number of shares of our common stock received is based on the value of the shares on the date of the restricted stock grant.

Annual cash and stock retainers and any applicable fees described above are prorated for non-employee directors who begin such service on a date other than the date of the Company's annual meeting of stockholders. Directors



do not receive fees for attending Board or committee meetings. All of our directors are reimbursed for reasonable expenses incurred in connection with attending Board meetings, committee meetings and director education events.

Director Deferred Compensation Plan

Our Board adopted the KAR Auction Services, Inc. Directors Deferred Compensation Plan (the "Director Deferred Compensation Plan") in December 2009. Pursuant to the terms of the Director Deferred Compensation Plan, each non-employee director may elect to defer the receipt of his or her cash director fees into a pre-tax interest-bearing deferred compensation account, which account accrues interest as described in the Director Deferred Compensation Plan. Amounts under the Director Deferred Compensation Plan may also be invested in the same investment choices as are available under our 401(k) plan. Non-employee directors also may choose to receive all or a portion of their annual stock retainer in the form of a deferred share account that tracks shares of our common stock. The Director Deferred Compensation Plan provides that the amount of cash in a director's deferred cash account, plus the number of shares of our common stock equal to the number of shares in the director's deferred share account, will be delivered to a director in installments over a specified period or within 60 days following the date of the director's departure from the Board, with cash being paid in lieu of any fractional shares.

Director Stock Ownership and Holding Guidelines

The Company's non-employee directors are subject to the Company's director stock ownership and holding guidelines. The stock holding guideline requires each non-employee director to hold any shares of the Company's common stock granted by the Company for at least three years post-vesting while serving as a director, subject to certain exceptions approved by the Nominating and Corporate Governance Committee.

The Company's stock ownership guideline requires each non-employee director to own a minimum of five times his or her annual cash retainer amount in shares of Company stock. All non-employee directors are in compliance with this stock ownership guideline. These guidelines did not apply to Messrs. Mackenzie and Mehra, who each agreed to waive all non-employee director compensation in 2023.

Director Compensation Paid in 2023

The following table provides information regarding the fiscal 2023 compensation paid to our non-employee directors:

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	Total
Carmel Galvin	$105,000	$170,003	$275,003
James P. Hallett[3]	$63,750	$191,744	$255,494
Mark E. Hill	$95,000	$170,003	$265,003
J. Mark Howell	$115,625	$170,003	$285,628
Stefan Jacoby	$85,000	$170,003	$255,003
Michael T. Kestner	$181,250	$170,003	$351,253
Roy Mackenzie[4]	—	—	—
Sanjeev Mehra[4]	—	—	—
Mary Ellen Smith	$92,500	$170,003	$262,503

(1) The amounts represent the $85,000 annual cash retainer paid to each non-employee director, plus an additional $75,000 paid to the Chair (prorated to reflect Chair service effective April 1, 2023 and including $9,375 for service as Lead Independent Director through March 31, 2023), an additional $25,000 paid to the Chair of the Audit Committee (prorated to reflect Mr. Kestner serving as Chair through March 31, 2023 and Mr. Howell serving as Chair thereafter), an additional $20,000 paid to the Chair of the Compensation Committee, an additional $10,000 paid to the Chair of the Nominating and Corporate Governance Committee and the Chair of the Risk Committee, and an additional $7,500 paid to members of the Audit Committee (other than the Chair). Pursuant to the Director Deferred Compensation Plan, Ms. Smith elected to defer her annual cash retainer and her Audit Committee membership fee in a deferred cash account.



(2) The amounts represent the aggregate grant date fair value, computed in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"), of shares of restricted stock awarded to each non-employee director as an annual stock retainer. Each non-employee director who was serving as a director after June 2, 2023, the date of our 2023 annual meeting, received 11,032 shares of restricted stock as an annual stock retainer in June 2023. In addition, Mr. Hallett received 1,466 shares of restricted stock which vested on June 2, 2023, to reflect his service as a non-employee director from April 1, 2023 through June 2, 2023. Pursuant to the Director Deferred Compensation Plan, Messrs. Howell and Kestner, and Mmes. Galvin and Smith each elected to receive 100% of his or her annual stock retainer in a deferred share account. Please see "Outstanding Director Awards" below for the aggregate number of stock awards outstanding at fiscal year-end for each non-employee director.

(3) Mr. Hallett was employed by the Company through March 31, 2023, and was not entitled to receive any fees or other compensation for serving as a member of our Board through such date because he was employed by the Company. Mr. Hallett became a non-employee director on April 1, 2023, and received a prorated annual cash retainer and a prorated annual stock retainer to reflect his service as a non-employee director from April 1, 2023 through June 2, 2023.

(4) Messrs. Mackenzie and Mehra each agreed to waive all non-employee director compensation in 2023.

Mr. Kelly was not entitled to receive any fees or other compensation for serving as a member of our Board in 2023 because he was employed by the Company.

Outstanding Director Awards

The following table sets forth information regarding the number of unvested or deferred shares of our common stock held by each non-employee director as of December 31, 2023:

Name	Unvested Shares and Dividend Equivalents[1]	Deferred Phantom Shares and Dividend Equivalents[2]
Carmel Galvin	11,032	25,222
James P. Hallett	11,032	—
Mark E. Hill	11,032	69,605
J. Mark Howell	11,032	38,548
Stefan Jacoby	11,032	17,672
Michael T. Kestner	11,032	55,203
Roy Mackenzie	—	—
Sanjeev Mehra	—	—
Mary Ellen Smith	11,032	14,964

(1) This number represents unvested shares of restricted stock and, for those directors who deferred, unvested phantom stock.

(2) This number represents vested phantom stock and dividend equivalents which are deferred in each director's account pursuant to the Director Deferred Compensation Plan. These shares will be settled for shares of our common stock on a one-for-one basis.



BENEFICIAL OWNERSHIP OF COMPANY STOCK

The following table sets forth certain information with respect to the beneficial ownership of our common stock and Series A Preferred Stock as of April 9, 2024 of: (1) each person or entity who beneficially owns more than 5% of any class of the Company's voting securities; (2) each of our directors, director nominees and named executive officers; and (3) all of our directors, director nominees and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC. To our knowledge, each stockholder will have sole voting and investment power with respect to the shares indicated as beneficially owned, unless otherwise indicated in a footnote to the following table. The percentage calculations below are based on 108,302,011 shares of our common stock and 634,305 shares of Series A Preferred Stock outstanding as of April 9, 2024, rather than the percentages set forth in any stockholder's Schedule 13D or Schedule 13G filing. Unless otherwise indicated in a footnote, the business address of each person is our corporate address, c/o OPENLANE, Inc., 11299 North Illinois Street, Suite 500, Carmel, Indiana 46032.

Name of Beneficial Owner	Common Stock Beneficially Owned		Series A Preferred Stock Beneficially Owned	
	Number of Shares[1]	Percent of Class[2]	Number of Shares	Percent of Class
5% BENEFICIAL OWNERS				
Ignition Acquisition Holdings LP[3]	—[4]	—[4]	576,645	90.91%
Periphas Kanga Holdings, LP[5]	—[4]	—[4]	57,660	9.09%
BlackRock, Inc.[6]	17,594,104	16.25%		
The Vanguard Group[7]	12,264,053	11.32%		
Burgundy Asset Management Ltd.[8]	8,690,866	8.02%		
Dimensional Fund Advisors LP[9]	7,059,387	6.52%		
NAMED EXECUTIVE OFFICERS, DIRECTORS AND DIRECTOR NOMINEES				
Scott A. Anderson[10]	35,885	*		
James Coyle[10]	72,186	*		
Justin Davis[10]	54,647	*		
Carmel Galvin	36,255	*		
James P. Hallett[10]	873,117	*		
Mark E. Hill[11]	128,838	*		
J. Mark Howell	64,880	*		
Stefan Jacoby	47,971	*		
Peter J. Kelly[10]	617,406	*		
Michael T. Kestner	77,157	*		
Brad Lakhia[10]	26,791	*		
Roy Mackenzie[3]	—	—	576,645	90.91%
Sanjeev Mehra[5]	—	—	57,660	9.09%
James E. Money[10]	78,935	*		
Mary Ellen Smith	55,307	*		
Sriram Subrahmanyam[10]	127,163	*		
Executive officers, directors and director nominees as a group (19 persons)[12]	2,515,699	2.32%		

---

*   Less than one percent

(1)   The number of shares includes shares of our common stock subject to vesting requirements and options exercisable within 60 days of April 9, 2024.

(2)   Shares subject to options exercisable within 60 days of April 9, 2024 are considered outstanding for the purpose of determining the percent of the class held by the holder of such option, but not for the purpose of computing the percentage held by others.

(3)   Based solely on information disclosed in a Schedule 13D filed with the SEC on July 2, 2020, as amended on September 14,

2020, reflects securities beneficially owned by Ignition Acquisition Holdings LP. In this filing, it was disclosed that Ignition Acquisition Holdings GP, LLC, as the general partner of Ignition Acquisition Holdings LP, Ignition Parent LP, as the sole member of Ignition Acquisition Holdings GP, LLC, Ignition GP LLC, as the general partner of Ignition Parent LP, Ignition Topco Ltd, as the sole member of Ignition GP LLC, Apax X GP Co. Limited, as investment manager of the relevant investment vehicles in the fund known as Apax X which is the sole shareholder of Ignition Topco Ltd, and Apax Guernsey (Holdco) PCC Limited Apax X Cell, as the sole parent of Apax X GP Co. Limited, may be deemed to be the beneficial owners having shared voting and investment power with respect to the securities. Based on information provided by the security holder and information disclosed in a Registration Statement on Form S-3 filed with the SEC on February 22, 2024, Apax X GP Co. Limited is controlled by its board of directors that is comprised of the following persons: Elizabeth Burne, Simon Cresswell, Andrew Guille, Martin Halusa, Paul Meader and Jeremy Latham. The address of Ignition Acquisition Holdings LP, Ignition Acquisition Holdings GP, LLC, Ignition Parent LP and Ignition GP LLC is c/o Apax Partners US, LLC, 601 Lexington Avenue, New York, NY 10022. The address of Ignition Topco Ltd is P.O. Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3PP, Place of Organization: Guernsey. The address of Apax X GP Co. Limited is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, Guernsey, GY1 2HJ. Mr. Mackenzie is a partner at Apax and is also our director. Mr. Mackenzie disclaims beneficial ownership of the shares of common stock beneficially owned by Ignition Acquisition Holdings LP.

(4) At the close of business on April 9, 2024, the record date, (i) Ignition Acquisition Holdings LP held in the aggregate voting power equivalent to 32,543,268 shares of our common stock, approximately 23.1% of our common stock on an as converted basis, and (ii) Periphas held in the aggregate voting power equivalent to 3,254,028 shares of our common stock, approximately 2.9% of our common stock on an as converted basis.

(5) Based on information provided by the security holder and information disclosed in a Registration Statement on Form S-3 filed with the SEC on February 22, 2024, Periphas Kanga Holdings GP, LLC as the general partner of Periphas Kanga Holdings, LP, SKM LLC, as the managing member of Periphas Kanga Holdings GP, LLC and Mr. Mehra, as the managing member of SKM LLC, may be deemed to be the beneficial owners having shared voting and investment power with respect to the securities. Mr. Mehra disclaims beneficial ownership of such securities to the extent of his pecuniary interest therein. The principal business address of each of the individuals and entities identified in this paragraph is 745 Fifth Avenue, 16th Floor, New York, NY 10151.

(6) Based solely on information disclosed in a Schedule 13G/A filed by BlackRock, Inc. on January 22, 2024. According to this Schedule 13G/A, BlackRock, Inc. has sole voting power with respect to 17,343,109 shares, sole dispositive power with respect to 17,594,104 shares, and no shared voting or dispositive power. The address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(7) Based solely on information disclosed in a Schedule 13G/A filed by The Vanguard Group on February 13, 2024. According to this Schedule 13G/A, The Vanguard Group has sole voting power with respect to zero shares, sole dispositive power with respect to 12,070,412 shares, shared voting power with respect to 86,022 shares and shared dispositive power with respect to 193,641 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(8) Based solely on information disclosed in a Schedule 13G/A filed by Burgundy Asset Management Ltd. on February 13, 2024. According to this Schedule 13G/A, Burgundy Asset Management Ltd. has sole voting power with respect to 6,194,335 shares, sole dispositive power with respect to 8,690,866 shares, and no shared voting or dispositive power. The address of Burgundy Asset Management Ltd. is 181 Bay Street, Suite 4510, Toronto, Ontario M5J 2T3.

(9) Based solely on information disclosed in a Schedule 13G filed by Dimensional Fund Advisors LP on February 9, 2024. According to this Schedule 13G, Dimensional Fund Advisors LP has sole voting power with respect to 6,957,873 shares, sole dispositive power with respect to 7,059,387 shares, and no shared voting or dispositive power. The address of Dimensional Fund Advisors LP is 6300 Bee Cave Road, Building One, Austin, Texas 78746.

(10) Includes the following shares of our common stock issuable pursuant to options that are exercisable within 60 days of April 9, 2024: Mr. Coyle, 35,377; Mr. Davis, 19,569; Mr. Hallett, 110,804; Mr. Kelly, 221,026; Mr. Lakhia, 13,305; Mr. Money, 14,677; and Mr. Subrahmanyam, 66,308.

(11) Includes 800 shares held in a family member's brokerage account, over which Mr. Hill holds a power of attorney. Mr. Hill disclaims beneficial ownership of these shares.

(12) Includes an aggregate of 569,687 shares of our common stock issuable pursuant to options that are exercisable within 60 days of April 9, 2024.

OPENLANE

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act and related SEC rules, the Company seeks a non-binding advisory vote from its stockholders to approve the compensation of its named executive officers as described in the "Compensation Discussion and Analysis" section beginning on page 25 and the compensation tables that follow such section. The Company currently seeks this non-binding advisory vote from its stockholders annually, pursuant to the results of the stockholders' vote at the Company's 2023 annual meeting of stockholders selecting such frequency. Our executive compensation program has received strong shareholder support of, on average, 95% of the votes cast over the past five years. At the 2023 annual meeting, approximately 87% of the votes cast were in favor of the advisory vote to approve executive compensation. Although we received a significant level of support at the 2023 annual meeting, we invited stockholder engagement as described on page 18.

Our executive compensation program includes certain "best practices" in governance and executive compensation, including the following:

- **Pay for performance:** Our annual incentive program is 100% performance based and our long-term incentive program is 90% performance based.
- **Independent Compensation Committee:** All of the members of our Compensation Committee are independent under NYSE rules.
- **Independent compensation consultant:** The Compensation Committee retains its own independent compensation consultant to review our executive compensation program and practices.
- **Maximum payout caps:** The Compensation Committee sets maximum amounts that may be payable for annual cash incentive compensation and PRSUs.
- **Clawback policy:** Our clawback policy provides for the mandatory recovery and cancellation of an executive officer's cash and equity incentive compensation in the event we are required to prepare an accounting restatement.
- **No excise tax gross-ups:** The Company does not provide tax gross-ups with respect to severance or change in control arrangements.
- **Double-trigger vesting provisions in equity award agreements:** Our equity awards permit accelerated vesting of assumed or replaced equity awards upon a change in control only if an executive experiences a qualifying termination of employment in connection with or following such change in control.
- **Robust equity ownership requirements:** We have stock ownership guidelines that are applicable to our executive officers. The stock ownership guideline for our CEO is six times his annual base salary.
- **Relative performance metric:** We utilize relative TSR as a performance metric for our PRSUs. *(NEW)*
- **Stockholder alignment:** We reward performance that meets or exceeds the performance goals that the Compensation Committee establishes with the objective of increasing stockholder value.

In deciding how to vote on this proposal, the Board encourages you to read the "Compensation Discussion and Analysis" section and the compensation tables that follow. Because this vote is advisory, it will not be binding upon the Board; however, the Board and the Compensation Committee value our stockholders' opinions, and the Compensation Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.

The affirmative vote of the holders of a majority of the shares present and entitled to vote at the 2024 annual meeting is required to approve this proposal.

 **The Board of Directors recommends that you vote FOR the advisory vote to approve executive compensation.**

Proxies solicited by the Board of Directors will be voted "FOR" the advisory vote to approve executive compensation unless stockholders specify a contrary vote.



COMPENSATION DISCUSSION AND ANALYSIS

Overview

The following discussion and analysis of our compensation program for named executive officers should be read in conjunction with the tables and text elsewhere in this proxy statement that describe the compensation awarded and paid to the named executive officers.

Named Executive Officers

Our named executive officers for the last completed fiscal year were (i) the chief executive officer; (ii) the two chief financial officers who served during the last completed fiscal year; (iii) each of the three other most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year; and (iv) an additional individual who served as an executive officer during a portion of the last completed fiscal year but who was not serving as an executive officer at the end of the last completed fiscal year. Our named executive officers are:

Name	Title*
Peter J. Kelly	Chief Executive Officer
Brad S. Lakhia	Executive Vice President and Chief Financial Officer
Scott A. Anderson	Chief Accounting Officer; Former Interim Chief Financial Officer
James P. Coyle	Executive Vice President and President, North American Marketplaces
Sriram ("Srisu") Subrahmanyam	Executive Vice President, Operations and President, Services and International Markets
James E. Money	Former President of Automotive Finance Corporation ("AFC")
Justin Davis	Former President of BacklotCars

*   Mr. Anderson served as Interim Chief Financial Officer from January 1, 2023 to April 16, 2023 (Mr. Lakhia joined the Company on April 17, 2023); Mr. Money retired from the Company on April 1, 2024; Mr. Davis served as an executive officer until July 26, 2023 and separated from the Company on March 5, 2024.

This Compensation Discussion and Analysis is organized into six sections:

- Executive Summary (pages 26−27)

- Compensation Philosophy and Objectives (page 28)

- The Role of the Compensation Committee and the Executive Officers in Determining Executive Compensation (pages 28−29)

- Elements Used to Achieve Compensation Philosophy and Objectives (pages 30−40)

- Compensation Policies and Other Information (pages 41−42)

- Results of Say on Pay Votes at 2023 Annual Meeting (page 42)

2023 Pay For Performance Highlights

- A combination of Adjusted EBITDA performance and cost reduction goals were utilized as performance objectives under our 2023 annual incentive program. Payouts were 117.1% of the target award amount for the named executive officers whose payout is solely based on the performance of OPENLANE.

- Consistent with our pay-for-performance philosophy, the 2021 PRSUs paid out at 0% due to the three-year performance goals not being achieved.

- We continued our heavy focus on performance-based equity awards, with 90% of the target annual long-term incentive awards under the 2023 annual long-term incentive program tied to pre-established financial and stock price performance goals.

- We incorporated relative TSR as a performance metric under our long-term incentive program.

These highlights are discussed in more detail below.



2023 Business Highlights

For the year ended December 31, 2023, the Company continued to advance its digital strategy and brand simplification. Specific highlights for fiscal 2023 included:



Increased total revenue *8%*

to **_$1.6 billion_**

(continuing operations)

Grew gross profit *13%*

to more than **_$777 million_**

exclusive of depreciation and amortization





Completed

brand and platform consolidation

to deliver an OPENLANE-branded, fully integrated digital marketplace in each of our principal geographies (US, Canada and Europe)

Continued disciplined cost management,

surpassing

annual run rate reduction goals





$24 billion
value of vehicles sold

Our Executive Compensation Practices are Aligned with Stockholders' Interests

We maintain a compensation program structured to achieve a close connection between executive pay and Company performance.

Executive Compensation Best Practices

WHAT WE DO

✓ **Pay for performance:** Our annual incentive program is 100% performance based and our annual equity incentive program is 90% performance based.

✓ **Independent Compensation Committee:** All of the members of our Compensation Committee are independent under NYSE rules.

✓ **Independent compensation consultant:** The Compensation Committee retains its own independent compensation consultant to evaluate and review our executive compensation program and practices.

✓ **"Double-trigger" equity vesting:** Accelerated vesting of assumed or replaced equity awards upon a change in control of the Company is only permitted if an executive experiences a qualifying termination of employment in connection with or following such change in control.

✓ **Robust equity ownership requirements:** The stock ownership guideline for our CEO is six times his annual base salary, and three times annual base salary for the other executive officers. Executive officers are required to hold 60% of vested shares, net of taxes, until stock ownership guidelines are met.

✓ **Maximum payout caps:** The Compensation Committee sets maximum amounts that may be payable for annual cash incentive compensation and PRSUs.

✓ **Annual compensation risk assessment:** Each year we perform an assessment of any risks that could result from our compensation programs and practices.

✓ **Clawback policy:** Our clawback policy provides for the mandatory recovery and cancellation of an executive officer's cash and equity incentive compensation in the event we are required to prepare an accounting restatement.

✓ **Stockholder alignment:** We reward performance that meets or exceeds the performance goals that the Compensation Committee establishes with the objective of increasing stockholder value.

WHAT WE DON'T DO

✗ **Pay dividends on unvested equity awards:** Dividend equivalents and cash are accrued on PRSUs and RSUs, respectively, but are only paid out if, and to the extent that, the underlying PRSUs and RSUs vest.

✗ **Provide excise tax gross-ups:** We do not provide "golden parachute" excise tax gross-ups.

✗ **Provide excessive perquisites:** We provide a limited number of perquisites that are designed to support a competitive total compensation package.

✗ **Allow hedging or pledging of the Company's securities:** We prohibit hedging, pledging and short sales of Company stock by our directors and executive officers.

✗ **Reprice stock options:** Stock option exercise prices are set equal to the grant date market price and cannot be repriced or discounted without stockholder approval.

✗ **Provide pension benefits or supplemental retirement plans:** We do not maintain a defined benefit pension or supplemental retirement plans for our executive officers.

95%
average say-on-pay support over past 5 years

OPENLANE

Compensation Philosophy and Objectives

We design and administer our executive pay programs to help ensure the compensation of our named executive officers is (i) closely aligned with our performance on both a short-term and long-term basis; (ii) linked to specific, measurable results intended to create value for stockholders; and (iii) competitive in attracting and retaining key executive talent. Each of the compensation programs that we have developed and implemented is intended to satisfy one or more of the following specific objectives:

- align the interests of our executive officers with the interests of our stockholders so that our executive officers manage from the perspective of owners with an equity stake in the Company;

- motivate and focus our executive officers through incentive compensation programs directly tied to our business objectives and financial results;

- support a one-company culture and encourage synergies among business units by aligning rewards with long-term, overall Company performance and stockholder value;

- provide a significant percentage of total compensation through variable pay based on pre-established, measurable goals and objectives;

- provide competitive upside opportunity without encouraging excessive risk-taking;

- enhance our ability to attract and retain skilled and experienced executive officers; and

- provide rewards commensurate with performance and with competitive market practices.

While the Company does not target any specific percentile positioning versus the market, the market median is used as a reference point but is not the sole determinant when making compensation decisions. Compensation decisions are made considering a number of factors including experience, retention, sustained performance, specific requirements of roles relative to the market and individual and Company performance.

The Role of the Compensation Committee and the Executive Officers in Determining Executive Compensation

Role of the Compensation Committee

The Compensation Committee has primary responsibility for all compensation decisions relating to our named executive officers. The Compensation Committee reviews the aggregate level of our executive compensation, as well as the mix of elements used to compensate our named executive officers on an annual basis.

Compensation Committee's Use of Market and Survey Data

Although the Company is comprised of a unique mix of businesses and lacks directly comparable public companies, the Compensation Committee understands that most companies consider pay levels at comparably-sized, peer companies when setting named executive officer compensation levels. With assistance from its independent compensation consultant, ClearBridge, the Compensation Committee has developed a meaningful comparator group for the Company.

In order to confirm competitiveness of compensation, the Compensation Committee uses a combination of proxy compensation data of a "proxy comparator group" and survey data (including surveys published by Radford) in setting and adjusting compensation levels. The Compensation Committee, with assistance from ClearBridge, annually reviews the composition of our proxy comparator group. As part of such reviews, the Compensation Committee considers specific criteria and recommendations regarding companies to add or remove from the group. In light of the lack of directly comparable companies for the Company's business, as noted above, companies in the proxy comparator group utilized in 2023 were selected based on (i) a focus on North American-based companies that trade on a U.S. exchange in related industries, taking into account the Company's digital strategy; (ii) similarly-sized revenue and market valuation levels; and (iii) companies with which the Company competes for executive talent. Where possible, the Compensation Committee included companies that are in related or similar industries



to the Company and prioritized technology companies that offer online marketplaces and digital intermediary services in light of the Company's digital transformation and go-forward strategy.

The proxy comparator group used in 2023 consisted of the following 16 companies:*

2023 Proxy Comparator Group

ACV Auctions Inc.	CoStar Group, Inc.	IAA, Inc.
CarGurus, Inc.	Equifax Inc.	Ritchie Bros. Auctioneers Incorporated
CarMax, Inc.	Etsy, Inc.	Rush Enterprises, Inc.
Cars.com Inc.	Fair Isaac Corporation	TripAdvisor, Inc.
Carvana Co.	Gentex Corporation	Vroom, Inc.
Copart, Inc.		

* IAA, Inc. was acquired by Ritchie Bros. Auctioneers Incorporated on March 20, 2023. In April 2023, the Compensation Committee reviewed the proxy comparator group in light of the Company's digital transformation and, based on the recommendation of ClearBridge, approved removing Rush Enterprises, Inc. and adding Yelp, Inc.

Consistent with the Company's compensation philosophy, the Compensation Committee viewed the proxy comparator group and market data as an important guide, but not as the sole determinant in making its decisions regarding 2023 compensation levels (as discussed below).

Role of the Independent Compensation Consultant

The Compensation Committee continued to use ClearBridge as its independent compensation consultant in 2023. ClearBridge provided the Compensation Committee advice and guidance with respect to (i) the assessment of the Company's executive compensation programs and practices; (ii) the evaluation of annual and long-term incentive compensation plan design and practices; (iii) the selection of a proxy comparator group; and (iv) the competitiveness of the executive officers' elements of compensation. ClearBridge regularly attends Compensation Committee meetings and attends executive sessions as requested by the Chair of the Compensation Committee. The Compensation Committee has reviewed the independence of ClearBridge in light of SEC rules and NYSE listing standards regarding compensation consultants and has concluded that the work of ClearBridge for the Compensation Committee does not raise any conflict of interest. All work performed by ClearBridge is and was subject to review and approval of the Compensation Committee.

Role of Executive Officers

Our Chief Executive Officer regularly participates in meetings of the Compensation Committee at which compensation actions involving our named executive officers are discussed (recusing himself and not participating in portions of meetings where his compensation is discussed). Our Chief Executive Officer assists the Compensation Committee by making recommendations regarding compensation actions for the executive officers other than himself.

Proxy Statement



Elements Used to Achieve Compensation Philosophy and Objectives

Elements of 2023 Executive Compensation Program Design

The following table lists the elements of compensation for our 2023 annual executive compensation program. The program uses a mix of fixed and variable compensation elements and provides alignment with both short- and long-term business goals through annual and long-term incentives. Our incentives are designed to drive overall corporate performance and business strategies that correlate to stockholder value and align with our strategic vision. In order to confirm competitiveness of compensation, the Compensation Committee reviews survey data and proxy compensation data of our proxy comparator group.

	Element	Key Characteristics	Why We Pay This Element	How We Determine Amount	2023 Decisions
Fixed	**Base salary**	Fixed compensation component payable in cash. Reviewed annually and adjusted when appropriate.	Attract and retain skilled and experienced executives. Compensate for performance of daily job responsibilities.	Base salaries are based on individual performance, experience, skills, job scope, tenure, review of competitive pay practices and base salary as a percentage of total compensation.	Four named executive officers received a salary increase in 2023. See page 32.
At Risk	**Annual cash incentive awards**	Variable compensation component payable in cash based on performance against annually established targets.	Motivate and reward for the successful achievement of pre-determined performance objectives aligned with our key annual objectives.	Award opportunities are based on individual performance, experience, job scope and review of competitive pay practices. Target annual incentive amount is set as a percentage of base salary.	Actual award payouts were based on a combination of the achievement of Adjusted EBITDA (80%) and cost reduction goals (20%). OPENLANE Adjusted EBITDA performance and the Company's performance against its cost reduction goals resulted in a payout of 117.1% of the target award for named executive officers whose payout is based on the performance of OPENLANE and 102% for Mr. Money, whose payout is based on the performance of both OPENLANE and AFC. See page 35.
	Performance-based restricted stock units (PRSUs)	PRSUs vest at the end of a three-year performance period.	Motivate and reward executives for performance on key long-term measures. Align the interests of executives with long-term stockholder value.	Award opportunities are based on individual's ability to impact future results, job scope, individual performance and review of competitive pay practices. PRSU awards generally made up approximately 50% of the value of the aggregate long term incentives under the 2023 executive compensation program.	The Compensation Committee granted PRSUs to each named executive officer in 2023 (except Mr. Anderson). See page 36. 2023 PRSU awards are earned based on a combination of three-year (i) Cumulative Adjusted EBITDA (75%) and (ii) Relative TSR (25%) performance through December 31, 2025.
	Performance-based stock options *The performance-based hurdles require achieving and maintaining a minimum stock price appreciation threshold as an additional vesting condition.*	Become eligible to vest and become exercisable in 25% increments, each upon the later to occur of (i) the first four anniversaries of the grant date, respectively, and (ii) the attainment of a closing price of the Company's common stock at or above, for each respective 25% increment, $5, $10, $15, and $20 over the exercise price, for twenty consecutive trading days.	Align the interests of executives with long term stockholder value; further incentivizes our executives to drive long-term stockholder value creation; no options will vest and become exercisable without achievement of pre-established performance goals.	Award opportunities are based on individual performance, experience, job scope and review of competitive pay practices. Performance-based stock options made up 40% of the value of the aggregate long term incentives granted to named executives in 2021 (except for Messrs. Lakhia and Anderson) to apply to the 2023 executive compensation program.	The Compensation Committee granted performance-based stock options to each of the named executive officers in 2021 (except for Messrs. Lakhia and Anderson), which covered stock option grants that would have otherwise been granted in 2023. Therefore no additional stock options were granted in 2023, except to Mr. Lakhia who joined OPENLANE in 2023. To-date, no performance-based hurdles have been achieved and therefore the stock options remain unvested and unexercisable. See pages 35-36.
	Time-based stock options	Vest and become exercisable in equal installments on each of the first four anniversaries of the grant date.	Incentivizes performance by linking realized compensation over long-term appreciation in stock price.	Award opportunities are based on individual performance, experience, job scope and review of competitive pay practices. Time-based stock options made up 10% of the value of the aggregate long term incentives granted to named executives in 2021 (except for Messrs. Lakhia and Anderson) to apply to the 2023 executive compensation program.	The Compensation Committee granted time-based stock options to the named executive officers in 2021 (except for Messrs. Lakhia and Anderson), which covered stock options that would have otherwise been granted in 2023. Therefore no additional stock options were granted in 2023, except to Mr. Lakhia who joined OPENLANE in 2023. See pages 35-36.

OPENLANE

Compensation Structure and Goal Setting

Our executive compensation program is designed to deliver compensation in accordance with our performance, with a large percentage of the compensation at risk through long-term equity awards and annual cash incentive awards. These awards are linked to actual performance, consistent with our belief that a significant amount of executive compensation should be in the form of equity and that a greater percentage of compensation should be tied to performance for executives who bear higher levels of responsibility for our performance. The mix of target direct compensation under our 2023 executive compensation program for our CEO and the average of our other named executive officers is shown in the charts below. Approximately 90% of our CEO's total target compensation, and approximately 76% of the average total target compensation of our other named executive officers, is at-risk.



* To better represent target annual compensation under our 2023 executive compensation program, these charts (i) include the performance- and time-based stock options granted to the named executive officers in 2021 intended to cover stock option grants that would otherwise be made in 2023, and (ii) exclude Mr. Anderson's compensation (who did not participate in our 2023 executive compensation program given his interim role) and Mr. Lakhia's one-time sign-on awards.

Base Salary

Annual salary levels for our named executive officers are based upon various factors, including the amount and relative percentage of total compensation that is derived from base salary, individual performance, current roles and responsibilities, skills, experience and job scope. In view of the wide variety of factors considered by the Compensation Committee in connection with determining the base salary of each of our named executive officers, the Compensation Committee has not attempted to rank or otherwise assign relative weights to the factors that it considers. A description of how these factors were applied in 2023 is described below.

Base Salaries for 2023. In late 2022 and the first quarter of 2023, the Compensation Committee reviewed the base salaries of each of our named executive officers for 2023. After considering multiple factors as noted above, the following base salaries were approved for 2023:

Name	Base Salary	% Change	Effective Date
Peter Kelly	$773,000	0%	N/A
Brad Lakhia	$575,000	N/A	April 17, 2023
Scott Anderson	$358,280	4%	March 19, 2023
James Coyle	$520,000	4%	March 19, 2023
	$600,000	15%	July 25, 2023
Srisu Subrahmanyam	$468,000	0%	N/A
Jim Money	$442,000	4%	March 19, 2023
Justin Davis	$450,000	44%	March 19, 2023

As discussed above, in order to confirm competitiveness of compensation, the Compensation Committee reviews survey data and proxy compensation data of our proxy comparator group. The Compensation Committee approved base salary increases for Messrs. Coyle, Money and Davis to align with market competitive practice, with Mr. Coyle's base salary being further increased effective July 25, 2023 to align with market competitive practice for his expanded role and responsibilities as the Company's Executive Vice President and President, North American Marketplaces. Mr. Lakhia became an employee of the Company effective April 17, 2023, and his base salary was set as part of his initial compensation package. The Compensation Committee did not approve 2023 base salary adjustments for Messrs. Kelly or Subrahmanyam because the Compensation Committee determined that their base salaries were already set at competitive levels. Mr. Anderson's base salary increase was a result of a merit review outside the Company's executive compensation program (given his interim role).

Base Salaries for 2024. In late 2023 and the first quarter of 2024, the Compensation Committee reviewed the base salaries of each of our named executive officers for 2024. After considering multiple factors as noted above, the Compensation Committee approved the following base salaries for 2024:

Name	Base Salary	% Change	Effective Date
Peter Kelly	$773,000	0%	N/A
Brad Lakhia	$575,000	0%	N/A
Scott Anderson	$367,237	2.5%	March 31, 2024
James Coyle	$600,000	0%	N/A
Srisu Subrahmanyam	$468,000	0%	N/A
Jim Money	$442,000	0%	N/A
Justin Davis	$450,000	0%	N/A

The Compensation Committee did not approve 2024 base salary adjustments for Messrs. Kelly, Lakhia, Coyle, Subrahmanyam, Money and Davis because the Compensation Committee determined that their base salaries were already set at competitive levels. Mr. Anderson's base salary increase was a result of a merit review outside the Company's executive compensation program (Mr. Anderson's interim role concluded in April 2023). As discussed above, in order to confirm competitiveness of compensation, the Compensation Committee reviews survey data and proxy compensation data of our proxy comparator group.

Annual Cash Incentive Program

Under the Company's Annual Incentive Program (the "Annual Incentive Program"), which is part of the KAR Auction Services, Inc. Amended and Restated 2009 Omnibus Stock and Incentive Plan (the "Omnibus Plan"), the grant of cash-based awards to eligible participants is contingent upon the achievement of certain pre-established performance goals as determined by the Compensation Committee. The Annual Incentive Program is designed so that a significant proportion of our named executive officers' annual cash compensation is variable and directly tied to key performance goals.



2023 ANNUAL INCENTIVE PROGRAM

As described below, the 2023 Annual Incentive Program was tied 100% to pre-established, objective performance metrics, utilizing a combination of Adjusted EBITDA performance (80%) and cost reduction goals (20%).

Use of 2023 Adjusted EBITDA

In 2023, the Compensation Committee used "2023 Adjusted EBITDA" of the Company (and, for Mr. Money, of AFC)* as the relevant financial performance metric for determining awards under the Annual Incentive Program. For the named executive officers, 80% of the award's total payout was weighted on achievement of 2023 Adjusted EBITDA.

"*Adjusted EBITDA*" is equal to EBITDA (earnings before interest expense, income taxes, depreciation and amortization) adjusted to exclude, among other things: gains and losses from asset sales; unrealized foreign currency translation gains and losses in respect of indebtedness; certain non-recurring gains and losses; stock based compensation expense; certain other non-cash amounts included in the determination of net income; charges and revenue reductions resulting from purchase accounting; minority interest; consulting expenses incurred for cost reduction, operating restructuring and business improvement efforts; expenses realized upon the termination of employees and the termination or cancellation of leases, software licenses or other contracts in connection with the operational restructuring and business improvement efforts; expenses incurred in connection with permitted acquisitions; any impairment charges or write-offs of intangibles; and any extraordinary, unusual or non-recurring charges, expenses or losses.

*   AFC's 2023 Adjusted EBITDA performance targets and achieved results are used for Annual Incentive Program purposes only and exclude certain corporate expenses otherwise included in our Finance segment's reported Adjusted EBITDA for the year ended December 31, 2023.

Use of 2023 Cost Reduction

In 2023, given the strategic importance of reducing the Company's cost structure to reflect a more asset-light digital operating model, the Compensation Committee utilized cost reduction goals in the Annual Incentive Program. For the named executive officers, 20% of the award's total payout was weighted on achievement of annualized cost reduction run-rate goals ("2023 Cost Reduction").

Annual Incentive Opportunity

In 2023, each of our named executive officers was eligible to earn a cash-based incentive award under the Annual Incentive Program. The Compensation Committee establishes, on an annual basis, specific targets that determine the size of payouts under the Annual Incentive Program. In 2023, the annual incentive opportunity based on achievement of 2023 Adjusted EBITDA and 2023 Cost Reduction for each named executive officer was as follows:

| Name | Base Salary | Annual Incentive Opportunity | | | Annual Incentive Goal Weighting % | | |
		Threshold % of Base Salary	Target % of Base Salary	Maximum % of Base Salary	2023 OPENLANE Adjusted EBITDA	2023 AFC Adjusted EBITDA	2023 Cost Reduction
Peter Kelly	$773,000	62.5	125	250	80		20
Brad Lakhia[1]	$575,000	37.5	75	150	80		20
Scott Anderson[2]	$355,373	30	60	120	80		20
James Coyle[2]	$550,849	50	100	200	80		20
Srisu Subrahmanyam	$468,000	50	100	200	80		20
Jim Money[2]	$438,414	50	100	200	40	40	20
Justin Davis[2]	$420,888	50	100	200	80		20

(1)   Mr. Lakhia's 2023 annual incentive award payout was prorated based on his April 17, 2023 hire date, as described below.

(2)   The base salaries of Messrs. Anderson, Coyle, Money and Davis were increased from $344,500 to $358,280, $500,000 to $520,000, $425,000 to $442,000 and $312,000 to $450,000, respectively, as of March 19, 2023 (and, for Mr. Coyle, $520,000 to $600,000 on July 25, 2023), and the base salaries shown in the table reflect the prorated, blended base salaries applied to the respective awards. Mr. Coyle was also provided a $150,000 One Marketplace target opportunity under the Annual Incentive Program, as described below.



Performance Targets

The Compensation Committee reviews the Company's business plan approved by the Board and determines the level of performance required to receive threshold, target and superior annual incentive payouts. The Compensation Committee established the performance objectives in amounts which it believed would increase stockholder value and be achievable given sustained performance on the part of the named executive officers and which would require increasingly greater results to achieve the target and superior objectives. Consistent with the terms of the Omnibus Plan, the Compensation Committee may adjust performance goals to reflect unforeseen, unusual or extraordinary events or circumstances. The Compensation Committee did not increase or decrease the targets or potential payouts of the 2023 annual incentive program awards.

The Compensation Committee established the following 2023 annual incentive program targets for OPENLANE:

	Weighting	2023 Targets			Performance Leverage (% of Target Goal)			Payout Leverage (% of Target Payout)		
		Threshold	Target	Maximum	Threshold	Target	Maximum	Threshold	Target	Maximum
2023 Adjusted EBITDA	80%	$234	$275	$316	85%	100%	115%	50%	100%	200%
2023 Cost Reduction	20%	$(40)	$(50)	$(60)	80%	100%	120%	50%	100%	200%

($ in millions)

For AFC, the Compensation Committee utilized the OPENLANE targets described above for Mr. Money's 2023 annual incentive opportunity, in addition to the AFC Adjusted EBITDA target of $202.7 million (with threshold and maximum targets of $172.3 million and $233.1 million, respectively).

2023 Annual Incentive Program Payouts

For OPENLANE, the actual annual incentive award earned by named executive officers for 2023 was determined by the Company's achievement of the Adjusted EBITDA and Cost Reduction performance goals, as determined by the Compensation Committee.



For AFC, the actual annual incentive award earned by Mr. Money for 2023 was determined 40% by OPENLANE Adjusted EBITDA, 40% by AFC Adjusted EBITDA, and 20% by Cost Reduction, as determined by the Compensation Committee.

Under the Annual Incentive Program, threshold performance objectives must be met in order for a payout to occur. Payouts can range from 50% of target awards for performance at threshold, up to a maximum of 200% of target awards for superior performance, or no payout if performance is below threshold. Our 2023 performance resulted in our named executive officers being eligible to receive an award under the Annual Incentive Program. The actual amounts received are set forth in the "Summary Compensation Table for 2023" on page 45.

The following chart provides the actual level of OPENLANE Adjusted EBITDA and Cost Reduction performance achieved in 2023.



AFC achieved Adjusted EBITDA performance of $177.5 million (above threshold performance but below target).

Based on 2023 performance and the accompanying payout percentages for the different performance goals, our named executive officers earned the percentages and corresponding payout amounts of their target annual incentive awards as set forth below:

	Target	Actual				
Name	Target Annual Incentive Award[1]	% of Adjusted EBITDA Target Award Earned (80% Weighting)	% of Cost Reduction Target Award Earned (20% Weighting)	% of One Marketplace Target Award Earned[2]	% of Total Target Award Earned	2023 Payout (Actual Annual Incentive Award)
Peter Kelly	$966,250	96.3%	200%	—	117.1%	$1,131,220
Brad Lakhia	$306,010	96.3%	200%	—	117.1%	$358,256
Scott Anderson	$213,224	96.3%	200%	—	117.1%	$249,628
James Coyle	$700,849	96.3%	200%	100%	117.1%	$794,897
Srisu Subrahmanyam	$468,000	96.3%	200%	—	117.1%	$547,902
Jim Money	$438,414	77.4%	200%	—	102.0%	$447,182
Justin Davis	$420,888	96.3%	200%	—	117.1%	$492,747

(1) The target annual incentive award for Messrs. Coyle, Money and Davis reflect the mid-year base salary adjustments described on pages 31-32. Mr. Lakhia's annual incentive award was prorated based on his April 17, 2023 hire date. The target incentive award for Mr. Coyle also includes the One Marketplace opportunity (described below).

(2) In connection with the rebrand to OPENLANE and the consolidation of our marketplaces in the United States and Canada during 2023, the Compensation Committee provided Mr. Coyle an additional one-time $150,000 annual incentive opportunity under the Annual Incentive Program tied to achievement of 2023 technology transformation objectives, including cloud migration and one-marketplace consolidation initiatives ("One Marketplace"). In determining achievement, the Compensation Committee determined that Mr. Coyle accomplished each of the pre-defined objectives, notably timely and successful (i) platform combination of the Canadian marketplaces into one Canadian marketplace, (ii) platform combination of the U.S. marketplaces into one U.S. marketplace, and (iii) technology migration from on-premises to the cloud. Such performance resulted in Mr. Coyle earning the full $150,000 target opportunity.

2024 ANNUAL INCENTIVE PROGRAM

In the first quarter of 2024, the Compensation Committee approved the performance objectives for our 2024 Annual Incentive Program. For 2024, the annual incentive opportunity for each named executive officer will be weighted on a combination of the Company's Adjusted EBITDA performance (80%) and strategic volume objectives (20%), with a performance modifier tied to pre-defined quantitative and qualitative strategic objectives (that can modify the final award by +/- up to 15%).

Long-Term Incentive Opportunities

To further align our named executive officers' interests with those of our stockholders, the Company provides long-term incentive compensation opportunities under the Omnibus Plan, as described below.

Omnibus Plan. The Company currently grants long-term incentive awards under the Omnibus Plan. Our Board adopted the Omnibus Plan on December 10, 2009, and it has since been amended and restated, as approved by our stockholders. Under the Omnibus Plan, participants are eligible to receive stock options, restricted stock, RSUs (with or without performance conditions), stock appreciation rights, other stock-based awards and/or cash-based awards, each as determined by the Compensation Committee.

2021−2024 Long-Term Incentive Program Framework

In February 2021, the Compensation Committee approved changes to the components of our long-term incentive program, which is intended to apply for the 2021-2024 compensation periods. In prior years (2015−2020), named executive officers had been granted long-term incentive awards on an annual basis in the form of PRSUs and RSUs, allocated such that 75% of the value was in the form of PRSUs and 25% of the value was in the form of RSUs. In connection with the Company's digital transformation and go-forward strategy, in 2021 the Compensation



Committee approved changes to the structure of our long-term incentive program, including the elimination of RSUs and the introduction of performance- and time-based stock options, as described below.

In 2021, the Compensation Committee granted named executive officers who were not retirement-eligible additional performance-based stock options and time-based stock options, intended to cover stock option grants that would otherwise be made in 2022, 2023 and 2024 (i.e., 50% of the grant value attributed to those years), and, for retirement-eligible named executive officers, additional performance-based stock options and time-based stock options intended to cover grants that would otherwise be made in 2022. As a result of the 2021 grants, in 2022, 2023 and 2024 the Compensation Committee only granted PRSUs to our named executive officers as part of the annual executive compensation program, with a target value equal to 50% of the long-term incentive grant value that our named executive officers would otherwise receive (with any increases in target long-term incentive opportunities being provided in the form of PRSUs).

The Compensation Committee approved these stock option grants attributable to future years (i.e., 2022, 2023 and 2024), of which 80% are tied to stock price vesting hurdles, to motivate executives to achieve the Company's go-forward business strategy, including our digital transformation; further align the executives' interests with stockholders; reward the executive management team for meaningful stock price growth above the grant date stock price; and enhance the retentiveness of the compensation program in a highly competitive market environment for talent. The stock price vesting hurdles for the performance-based stock options were set at levels that require significant growth, and, as of the date hereof, no performance-based hurdles have been achieved and all performance-based stock options remain unvested and unexercisable, which ensures our executives continue to remain highly incentivized to achieve the performance goals.

The outstanding performance-based stock options, as well as the outstanding 2022, 2023 and 2024 PRSU awards, continue to align executives' interests with those of our stockholders. Executives remain highly motivated to achieve the performance goals under the 2021-2024 long-term incentive program framework, which will drive long-term stockholder value creation.

2023 LONG-TERM INCENTIVE AWARDS

On February 24, 2023 (but on May 5, 2023 for Mr. Lakhia and again on August 4, 2023 for Mr. Coyle), the Compensation Committee granted PRSUs to the Company's named executive officers, as described in the table below. Awards were based on the individual's ability to impact future results, job scope, individual performance, and a review of competitive pay practices. The target award value took into account that the stock options attributable to the 2023 program were granted in 2021.

Name	Target PRSUs[1]	Value of Target PRSUs at Grant[2]
Peter Kelly	300,566	$4,250,003
Brad Lakhia	64,060	$950,010
Scott Anderson	—	—
James Coyle	37,863	$550,014
Srisu Subrahmanyam	31,825	$450,006
Jim Money	24,753	$350,007
Justin Davis	24,753	$350,007

(1) To reflect Mr. Coyle's increased target long-term incentive opportunity to align with market competitive practice for his expanded role and responsibilities as the Company's Executive Vice President and President, North American Marketplaces, Mr. Coyle received a one-time make-whole grant of 11,342 PRSUs on August 4, 2023, which are included in this table.

(2) These amounts represent the grant date fair value as calculated based on the stock price at the date of grant. For the aggregate grant date fair value of these awards as computed in accordance with ASC 718 see "Summary Compensation Table for 2023" and "Grants of Plan-Based Awards for 2023" below.

Mr. Anderson participates in the long-term incentive program applicable for non-executive participants, and therefore Mr. Anderson was not eligible to receive PRSUs (but instead received RSUs, as described below). As described below, Mr. Lakhia, who joined the Company on April 17, 2023, was granted performance- and time-based stock options on May 5, 2023 under the Company's 2021-2024 long-term incentive program framework.



2023 Performance-Based RSU Awards

Seventy-five percent (75%) of the PRSUs will vest if and to the extent that the sum of the Company's "Cumulative Adjusted EBITDA" exceeds certain levels over the three-year measurement period beginning on January 1, 2023 and ending on December 31, 2025 ('Measurement Period"). The remaining twenty-five percent (25%) of the PRSUs will vest if and to the extent that the Company's total shareholder return ("TSR") relative to that of companies within the S&P SmallCap 600 Index exceeds the levels described below over the Measurement Period.



"*Cumulative Adjusted EBITDA*" is defined as the sum of the Company's Adjusted EBITDA for the three fiscal years in the Measurement Period. "Adjusted EBITDA" for a fiscal year is equal to the Company's consolidated earnings before interest expense, income taxes, depreciation and amortization, as adjusted, calculated and reported in the Company's annual earnings release and Form 10-K. Adjusted EBITDA may be further adjusted at the Compensation Committee's discretion to exclude the impact of unplanned transactions or events, including but not limited to excluding the impact of acquisitions in the year of acquisition.

"*Relative TSR*" is defined as the Company's relative total shareholder return percentile ranking as compared to the S&P SmallCap 600 index. Calculation of Relative TSR will be based on a beginning price measured over the 20 trading days prior to the start of the Measurement Period and an ending price measured over the 20 trading days prior to the end of the Measurement Period.*

Relative TSR Percentile vs. S&P SmallCap 600 Companies	Number of PRSUs Vesting
Below Threshold: Below 30th percentile	0% of Target
Threshold: 30th percentile	50% of Target
Target: 50th percentile	100% of Target
Maximum: Greater than or equal to 70th percentile	200% of Target

* Companies that were part of the S&P SmallCap 600 index as of the beginning of the Measurement Period but are no longer publicly traded as of the Measurement Date will be excluded except those no longer publicly traded due to filing for bankruptcy during the Measurement Period will be assigned a total shareholder return of -100% for the Measurement Period. The total shareholder return for the common stock of the Company and an S&P SmallCap 600 component company will be adjusted to reflect changes in capitalization affecting the value of a share of common stock and assumes that all cash dividends are immediately reinvested in common stock of the entity using the closing market price on the dividend payment date.

The amount of the target PRSUs actually earned and paid in shares of common stock in a lump sum following the performance period will be: 0% for below threshold performance, 50% for threshold performance, 100% for target performance and up to 200% for achieving the maximum performance level or higher. Linear interpolation will be used to calculate the percentage of PRSUs earned and paid if performance falls between the levels described above (and no PRSUs will be earned for performance below threshold performance).

Other 2023 Long-Term Incentive Awards

Mr. Lakhia

On May 5, 2023, Mr. Lakhia, who joined the Company on April 17, 2023, was granted performance-based stock options and time-based stock options under the Company's 2021-2024 long-term incentive program framework. The aggregate grant value is intended to cover stock option grants for 2023 and 2024 (i.e., 50% of the grant value below is attributable to 2024, the final year of the program).

Name	Number of Performance-Based Stock Options	Value of Performance-Based Stock Options at Grant[1]	Number of Time-Based Stock Options	Value of Time-Based Stock Options at Grant
Brad Lakhia	212,886	$1,520,006	53,222	$380,005



(1)   This amount represents the grant date fair value as calculated based on the Black-Scholes fair value at the date of grant. For the grant date fair value of this award as computed in accordance with ASC 718 see "Summary Compensation Table for 2023" and "Grants of Plan-Based Awards for 2023" below.

The performance-based stock options will become eligible to vest and become exercisable in 25% increments, each upon the later to occur of (i) the first four anniversaries of the grant date, respectively, and (ii) the attainment of a closing price of the Company's common stock at or above, for each respective 25% increment, $5, $10, $15, and $20 over the exercise price, for twenty consecutive trading days. The performance-based hurdles are designed to require a minimum stock price appreciation threshold as a vesting condition separate and apart from the stock option's time-based vesting component.

The time-based stock options will vest and become exercisable in equal installments on each of the first four anniversaries of the grant date, subject to Mr. Lakhia's continued employment with the Company through each such anniversary.

In connection with Mr. Lakhia's offer of employment, on May 5, 2023, Mr. Lakhia also received a one-time sign-on grant of 26,973 RSUs with a grant date value of $400,010, which was intended to partially address forfeited compensation from his previous employer. One half of the RSUs will vest and convert into shares of common stock of the Company in equal installments on each of the first two anniversaries of the grant date, subject to Mr. Lakhia's continued employment through each such anniversary.

Mr. Anderson

Mr. Anderson, who served as our Interim Chief Financial Officer from January 1, 2023 to April 16, 2023, did not participate in the 2023 executive compensation program. On February 24, 2023, the Compensation Committee granted RSUs to Mr. Anderson under the long-term incentive program applicable for non-executive participants.

Name	Number of RSUs	Value of RSUs at Grant
Scott Anderson	8,487	$120,006

One-third of the RSUs will vest and convert into shares of common stock of the Company on each of the first three anniversaries of the grant date, subject to Mr. Anderson's continued employment with the Company through each such anniversary.

PRIOR YEARS' LONG-TERM INCENTIVE AWARDS

2022 Long-Term Incentive Awards

As previously disclosed, on February 28, 2022, the Compensation Committee granted PRSUs to certain of the Company's named executive officers, which remained outstanding at fiscal year-end 2023. The PRSU awards have terms substantially similar to those granted in 2023, except that one hundred percent (100%) of the PRSUs were tied to the Company's Cumulative Adjusted EBITDA performance. The amount of PRSUs that remain outstanding are disclosed in the "Outstanding Equity Awards" table below.

Mr. Anderson did not participate in our 2022 executive compensation program but instead received RSUs under our long-term incentive program applicable for non-executive participants. One-third of the RSUs will vest and convert into shares of common stock of the Company on each of the first three anniversaries of the grant date, subject to Mr. Anderson's continued employment with the Company through each such anniversary. The amounts of RSUs that remain outstanding are disclosed in the "Outstanding Equity Awards" table below.

As previously disclosed, on December 9, 2022, a one-time RSU grant was made to certain key leaders following the sale of the ADESA U.S. physical auction business to Carvana for approximately $2.2 billion in cash (the "ADESA Sale"). One-third of the RSUs will vest and convert into shares of common stock of the Company on each of the first three anniversaries of the ADESA Sale (i.e., May 9, 2023, May 9, 2024, and May 9, 2025), subject to continued employment with the Company through each such vesting date. For the fiscal year ended December 31, 2023, one-third of the RSUs vested. The amounts of RSUs that remain outstanding are disclosed in the "Outstanding Equity Awards" table below.



2021 Long-Term Incentive Awards

As previously disclosed, on March 4, 2021 (but on November 5, 2021 for Mr. Coyle), the Compensation Committee granted PRSUs and performance- and time-based stock options to certain of the Company's named executive officers, some of which remained outstanding at fiscal year-end 2023. The amounts of PRSUs and performance- and time-based stock options that remain outstanding are disclosed in the "Outstanding Equity Awards" table below.

The PRSU awards had terms substantially similar to those granted in 2022, except the Company's "Cumulative Operating Adjusted Net Income Per Share" was utilized as the performance measure. The performance-based stock options will become eligible to vest and become exercisable in 25% increments, each upon the later to occur of (i) the first four anniversaries of the grant date, respectively, and (ii) the attainment of a closing price of the Company's common stock at or above, for each respective 25% increment, $5, $10, $15, and $20 over the exercise price, for twenty consecutive trading days. The time-based stock options will vest and become exercisable in equal installments on each of the first four anniversaries of the grant date, subject to the named executive officer's continued employment with the Company through each such anniversary. For the year ended December 31, 2023, a portion of the time-based stock options had vested, as reflected in the "Outstanding Equity Awards" table below.

The number of PRSUs that were eligible to vest based on Cumulative Operating Adjusted Net Income Per Share achieved was determined in accordance with the chart below:

Cumulative Operating Adjusted Net Income Per Share During the Measurement Period	Number of PRSUs Vesting
Below Threshold: Below $3.04	0% of Target
Threshold: $3.04	50% of Target
Target: $3.80	100% of Target
Maximum: Greater than or equal to $4.56	200% of Target

The Company achieved Cumulative Operating Adjusted Net Income Per Share of $2.97 over the three-year performance period ended December 31, 2023, which was below the threshold level of performance necessary for any payout. As such, on February 6, 2024, based on the Cumulative Operating Adjusted Net Income Per Share achieved, 0% of the PRSUs vested.

Other 2021 Long-Term Incentive Awards

As previously disclosed, on March 4, 2021, the Compensation Committee granted RSUs to Mr. Anderson and Mr. Davis under the long-term incentive program applicable for non-executive participants. For the year-ended December 31, 2023, two-thirds of the RSUs granted in 2021 had vested, as disclosed in the "Option Exercises and Stock Vested" table below.

Further, as previously disclosed, on June 4, 2021, the Compensation Committee granted a one-time PRSU award to Mr. Davis to incentivize the achievement of certain volume-based milestones on the BacklotCars platform. The PRSUs were tied to achieving volume-based goals on the BacklotCars platform, with 30% of the PRSUs vesting and converting into shares of common stock of the Company if and to the extent that a specified number of vehicles are sold on the BacklotCars platform during a one-month period between the grant date and December 31, 2024, and the remaining 70% vesting and converting into shares of common stock of the Company if and to the extent that a specified number of vehicles are sold on the BacklotCars platform during a 12-month period between the grant date and December 31, 2023. To the extent the 12-month volume objective is not met by December 31, 2023, 35% of the PRSUs (i.e., 50% of the PRSUs tied to the 12-month volume objective) would be forfeited and the other 35% of the PRSUs would remain eligible to vest if and to the extent that a specified number of vehicles are sold on the BacklotCars platform by December 31, 2024. On February 6, 2024, the Compensation Committee determined that the 12-month volume objective was not met by December 31, 2023, resulting in 35% of the PRSUs being forfeited. A portion of the PRSUs remained eligible to vest as of December 31, 2023, as disclosed in the "Outstanding Equity Awards" table below, but were subsequently forfeited upon Mr. Davis's departure from the Company on March 5, 2024.



2020 Long-Term Incentive Awards

As previously disclosed, on February 21, 2020, the Compensation Committee granted PRSUs and RSUs to certain of the Company's named executive officers, with 0% of the PRSUs granted in 2020 vesting in 2023 based on the Cumulative Operating Adjusted Net Income Per Share achieved, and the final one-third of the RSUs granted in 2020 vesting in 2023, as disclosed in the "Option Exercises and Stock Vested" table below.

Retirement, Health and Welfare Benefits

We offer a variety of health and welfare and retirement programs to all eligible employees, including our named executive officers. As with all Company employees, our named executive officers are eligible to receive 401(k) employer matching contributions equal to 100% of the first 4% of compensation contributed by the named executive officer (subject to limits set by the Internal Revenue Service). The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. Our health and welfare programs include medical, dental, vision, pharmacy, life, disability and accidental death and disability insurance. We also provide travel insurance to all employees who travel for business purposes.

We provide certain enhanced retirement vesting of equity-incentive awards as described in "Potential Payments Upon Termination or Change in Control—Potential Payments Upon Termination or Change in Control Table."

Perquisites

The Company provides the named executive officers a limited number of perquisites that the Compensation Committee believes are reasonable and consistent with the objective of attracting and retaining highly qualified executives. The perquisites which are currently available to certain of our named executive officers include an automobile allowance or use of a Company-owned automobile, an allowance for executive physicals, Company-paid group term life insurance premiums and relocation benefits under the Company's mobility program. Please see footnote 7 to the "Summary Compensation Table for 2023" on page 45 for more information regarding perquisites.



Compensation Policies and Other Information

Employment and Severance Agreements

The Compensation Committee recognizes that, from time to time, it is appropriate to enter into agreements with our executive officers to ensure that we continue to retain their services and to promote stability and continuity within the Company. All of our named executive officers have an employment agreement with the Company. A description of these agreements can be found in the section titled "Potential Payments Upon Termination or Change in Control—Employment Agreements with Named Executive Officers."

Tax and Accounting Considerations

Employment Agreements. Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") and related provisions impose substantial excise taxes under Section 4999 of the Code on so-called "excess parachute payments" payable to certain named executive officers upon a change in control and results in the loss of the compensation deduction for such payments by the Company. None of the employment agreements entered into with named executive officers contain excise tax gross-up provisions.

Tax Deductibility of Awards Under the Omnibus Plan. Section 162(m) of the Code ("Section 162(m)") generally disallows a federal tax deduction by the Company for compensation paid to Covered Employees (as defined in Section 162(m)) in excess of $1,000,000. Though tax deductibility is one of many factors considered by the Compensation Committee when determining executive compensation, the Compensation Committee may make decisions in designing and approving pay programs that are not driven by tax consequences to the Company.

Accounting for Stock-Based Compensation. We account for stock-based compensation in accordance with the requirements of ASC 718.

Clawback Policy for Financial Restatements. In 2023 we adopted a new clawback policy to comply with the SEC rules promulgated under the Dodd-Frank Act and NYSE listing standards regarding the recovery from executive officers of erroneously awarded incentive-based compensation (including cash and equity) received by our current and former executive officers on or after October 2, 2023, the effective date specified in the NYSE listing standards, if we are required to restate our financial results due to material noncompliance with financial reporting requirements under the federal securities laws, including the corrections of errors. The policy covers both current and former executive officers, even if not directly involved in activity that caused or contributed to the misstatement, and includes a three-year lookback requirement.

Anti-Hedging and Anti-Pledging Policies

Our insider trading policy expressly prohibits our directors, officers and other employees from, among other things:

- trading in options, warrants, puts and calls or similar instruments on Company securities;
- selling Company securities "short";
- holding Company securities in margin accounts; and
- pledging Company securities as collateral for loans.

In addition to the Company's insider trading policy, the Company has a formal anti-hedging policy. This policy prohibits our officers and directors from entering into hedging or monetization transactions involving Company stock, such as prepaid variable forward contracts, equity swaps, collars and exchange funds.

Stock Ownership Guidelines and Stock Holding Requirement

The Compensation Committee adopted the following stock ownership guidelines which are applicable to our executive officers:

Title	Stock Ownership Guideline	
CEO	6 times annual base salary	OPENLANE's CEO holds shares in excess of **10x** annual base salary
Other Executive Officers	3 times annual base salary	



Executive officers must hold 60% of the vested shares, net of taxes, of Company stock received under awards granted on or after January 1, 2015 until the applicable ownership guideline is met. All named executive officers own shares in excess of the stock ownership guidelines, as applicable, except for Messrs. Lakhia and Coyle who became employees of the Company in 2023 and 2021, respectively, who are each subject to the aforementioned holding requirement.

Results of Say on Pay Votes at 2023 Annual Meeting

At the Company's 2023 annual meeting of stockholders, the Company held a non-binding stockholder vote on executive compensation (commonly referred to as "Say on Pay"). At the meeting, excluding broker non-votes, approximately 87% of the votes on the matter were cast to approve the Company's executive compensation programs, approximately 13% of the votes were cast against, and less than 0.5% abstained from voting. Although we received a significant level of support at the 2023 annual meeting, we invited stockholder engagement as described on page 18.

The Compensation Committee considered the results of the vote, including the appropriateness of the compensation philosophy and objectives, the role of the Compensation Committee and executive officers in setting compensation, the elements used to achieve the compensation philosophy and objectives and the levels of compensation provided to the named executive officers.

In addition, at the Company's 2023 annual meeting of stockholders, the Company held a non-binding stockholder vote on whether to hold a Say on Pay vote every one, two or three years. At that meeting, a majority of our stockholders voted in favor of holding a Say on Pay vote every year, and accordingly, the Company adopted an annual Say on Pay vote frequency. As described in more detail in Proposal No. 3 above, the Company is again holding a Say on Pay vote to approve executive compensation at the 2024 annual meeting of stockholders.



COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the Compensation Discussion and Analysis for executive compensation for 2023 and discussed that analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's 2023 Annual Report on Form 10-K.

COMPENSATION COMMITTEE









| Carmel Galvin, Chair | Stefan Jacoby | Roy Mackenzie | Sanjeev Mehra |

OPENLANE

ANALYSIS OF RISK IN THE COMPANY'S COMPENSATION STRUCTURE

The Compensation Committee considers the potential risks in our business when designing and administering the Company's pay programs, and the Compensation Committee believes its balanced approach to performance measurement and pay delivery works to avoid misaligned incentives for individuals to undertake excessive or inappropriate risk. Each year, with the assistance of its independent compensation consultant and Company management, the Compensation Committee reviews the Company's compensation policies and practices to evaluate whether the compensation arrangements of the Company's employees encourage unnecessary or excessive risk taking that is reasonably likely to have a material adverse effect on the Company.

In its most recent evaluation, the Compensation Committee considered the Company's employee compensation structures and noted numerous design elements that manage and mitigate risk without diminishing the incentive nature of the compensation. For example, the executive compensation program includes a balanced mix between cash and equity and between annual and long-term incentives. In addition, annual incentive awards and long-term incentive awards granted to executives are generally tied to corporate and stock price performance goals that encourage performance that supports the business as a whole. Further, the executive annual incentive awards and the PRSUs granted as part of the long-term incentive program include a maximum payout opportunity equal to 200% of target. Our executives are also expected to meet share ownership guidelines in order to align the executives' interests with those of our stockholders. Also, our clawback policy helps discourage inappropriate risks, as we are required to clawback erroneously awarded incentive compensation received by current and former executives if there is a restatement of our financial statements.

The Compensation Committee also reviewed the Company's compensation programs for certain design features that may have the potential to encourage excessive risk-taking, including over-weighting towards annual incentives, highly leveraged payout curves, unreasonable thresholds and steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds. The Compensation Committee concluded that the Company's compensation programs (i) do not include such elements; or (ii) have implemented features, steps and controls that are designed to limit risks of our compensation arrangements. In light of these analyses, the Compensation Committee concluded that the Company has a balanced pay and performance program that does not encourage excessive risk-taking that is reasonably likely to have a material adverse effect on the Company.



SUMMARY COMPENSATION TABLE FOR 2023

The table below provides information regarding the total compensation earned by or granted to our named executive officers during the last three fiscal years ended December 31, 2023, 2022 and 2021.

Name and Principal Position[1]	Year[2]	Salary	Bonus[3]	Stock Awards[4]	Option Awards[5]	Non-Equity Incentive Plan Compensation[6]	All Other Compensation[7]	Total
Peter Kelly Chief Executive Officer	2023	$773,000		$4,783,508		$1,131,220	$33,627	$6,721,355
	2022	$767,692		$6,005,505		$216,024	$39,001	$7,028,222
	2021	$709,616		$1,500,001	$5,942,947	$237,566	$30,747	$8,420,877
Brad Lakhia Executive Vice President and Chief Financial Officer	2023	$398,077	$500,000	$1,497,198	$1,851,047	$358,256	$20,511	$4,625,089
Scott Anderson Chief Accounting Officer and Former Interim Chief Financial Officer	2023	$355,100	$150,000	$120,006		$249,628	$28,828	$903,562
James Coyle Executive Vice President and President, North American Marketplaces	2023	$548,923		$621,077		$794,897	$33,690	$1,998,587
	2022	$500,000	$800,000	$1,177,215			$32,930	$2,510,145
	2021	$84,615		$375,003	$1,462,417	$22,228	$5,069	$1,913,332
Srisu Subrahmanyam Executive Vice President, Operations and President, Services & International Markets	2023	$468,000		$506,495		$547,902	$35,060	$1,557,457
	2022	$463,846		$1,252,218		$104,435	$33,900	$1,854,399
Jim Money Former President of AFC	2023	$438,077		$393,944		$447,182	$37,140	$1,316,343
Justin Davis Former President of BacklotCars	2023	$418,154		$393,944		$492,747	$18,766	$1,323,611
	2022	$309,231		$976,665		$52,217	$19,306	$1,357,419
	2021	$278,077		$1,250,011	$1,003,133	$51,681	$10,933	$2,593,835

(1) Principal position reflects the position held on December 31, 2023. Messrs. Money and Davis ceased employment with the Company on April 1, 2024 and March 5, 2024, respectively.

(2) Messrs. Lakhia and Coyle commenced employment on April 17, 2023 and October 26, 2021, respectively. Messrs. Anderson and Money were not named executive officers for 2021 or 2022. Mr. Subrahmanyam was not a named executive officer for 2021.

(3) In connection with Mr. Lakhia's initial hiring in April 2023, to partially address forfeited compensation from his former employer, a special cash sign-on award of $500,000 was made 30 days after his hire date, which is required to be repaid in full in the event he leaves the Company within two years of payment. To ensure Mr. Anderson's continued service and transitional support following Mr. Lakhia's hiring, Mr. Anderson received a one-time cash retention award of $150,000 in May 2023.

(4) The amounts reported in this column for 2023 represent the grant date fair value of (i) PRSUs granted on February 24, 2023 to Messrs. Kelly, Coyle, Subrahmanyam, Money and Davis, (ii) PRSUs granted on May 5, 2023 and August 4, 2023 to Mr. Lakhia and Mr. Coyle, respectively, and (iii) RSUs granted on February 24, 2023 to Mr. Anderson (who does not participate in our executive long-term incentive program) and on May 5, 2023 to Mr. Lakhia, each computed in accordance with ASC 718. See Note 5 to our financial statements for 2023 for information about the assumptions made in determining the grant date fair value. Assuming, instead, that the maximum level of performance is achieved with respect to the 2023 PRSU awards, based on grant date value of our common stock, the award that could be earned at the end of the performance period (excluding dividends) is as follows: Mr. Kelly – $9,567,016; Mr. Lakhia – $2,194,375; Mr. Coyle – $1,242,154; Mr. Subrahmanyam – $1,012,990; Mr. Money – $787,888; and Mr. Davis – $787,888.

(5) The amount reported in this column represents the grant date fair value of option awards granted to Mr. Lakhia in 2023 computed in accordance with ASC 718. See Note 5 to our financial statements for 2023 for information about the assumptions made in determining the grant date fair value. As further described in the section titled "Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Long-Term Incentive Opportunities," the option award is intended to also cover grants that would otherwise be made in 2024. The amounts reported in this column for 2021 have been updated to reflect the corrected grant date fair value of option awards granted to Messrs. Kelly, Coyle and Davis in accordance with ASC 718 (resulting in a decrease in value of $57,056 and $73,585 for Messrs. Kelly and Coyle, respectively, and an increase in value of $3,131 for Mr. Davis).



(6)   The amount reported is equal to the amount paid to each named executive officer under the Annual Incentive Program, which is governed by the Omnibus Plan.

(7)   The amounts reported for 2023 consist of the following:

- Automobile allowance: Mr. Kelly – $25,000; Mr. Lakhia – $13,154; Mr. Anderson – $12,220; Mr. Coyle – $18,000; Mr. Subrahmanyam – $18,000; Mr. Money – $18,000; and Mr. Davis – $18,000.
- 401(k) matching contributions: Mr. Kelly – $4,757; Mr. Anderson – $13,200; Mr. Coyle – $13,200; Mr. Subrahmanyam – $13,200; and Mr. Money – $13,200.
- Company paid group term life insurance premiums: Mr. Kelly – $3,870; Mr. Lakhia – $1,194; Mr. Anderson – $3,408; Mr. Coyle – $900; Mr. Subrahmanyam – $2,070; Mr. Money – $5,940; and Mr. Davis – $766.
- Executive physical: Mr. Coyle – $1,590; Mr. Subrahmanyam – $1,790.
- Temporary housing reimbursement under the Company's mobility program: Mr. Lakhia – $6,163 (which includes a tax gross up amount of $1,718).



GRANTS OF PLAN-BASED AWARDS FOR 2023

The following table summarizes the awards granted to, and the payouts that were achievable for, each of our named executive officers in 2023 under the Annual Incentive Program and the grants of PRSUs, RSUs, performance-based stock options and time-based stock options made under the Omnibus Plan.

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)(i)[3]	All Other Option Awards: Number of Securities Underlying Options (#)(j)[4]	Exercise Price of Option Awards ($)(k)[5]	Grant Date Fair Value of Stock Awards ($)(l)[6]
		Threshold ($)(c)[1]	Target ($)(d)[1]	Maximum ($)(e)[1]	Threshold (#)(f)[2]	Target (#)(g)[2]	Maximum (#)(h)[2]				
Peter Kelly	—	483,125	966,250	1,932,500							
	2/24/2023				150,283	300,566	601,132				4,783,508
Brad Lakhia	—	153,005	306,010	612,020							
	5/5/2023				32,030	64,060	128,120				1,097,188
	5/5/2023							26,973			400,010
	5/5/2023					212,886				14.83	1,471,042
	5/5/2023								53,222	14.83	380,005
Scott Anderson	—	106,612	213,224	426,448							
	2/24/2023							8,487			120,006
James Coyle	—	275,425	700,849	1,101,698							
	2/24/2023				13,261	26,521	53,042				422,082
	8/4/2023				5,671	11,342	22,684				198,995
Srisu Subrahmanyam	—	234,000	468,000	936,000							
	2/24/2023				15,913	31,825	63,650				506,495
Jim Money	—	219,207	438,414	876,828							
	2/24/2023				12,377	24,753	49,506				393,944
Justin Davis	—	210,444	420,888	841,776							
	2/24/2023				12,377	24,753	49,506				393,944

(1) Columns (c), (d) and (e) include the potential awards for performance at the threshold, target and maximum levels, respectively, under the Annual Incentive Program (Mr. Coyle's One Marketplace opportunity did not have threshold or maximum payout levels, but instead the $150,000 target award would be earned to the extent the performance objectives were met). See "Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Annual Cash Incentive Program" for further information on the terms of the Annual Incentive Program.

(2) Columns (f), (g) and (h) include the potential number of PRSUs which may be earned for performance at the threshold, target and maximum levels, respectively. These awards vest if and to the extent that the sum of the Company's Cumulative Adjusted EBITDA and Relative TSR exceed certain levels over the three-year period beginning on January 1, 2023 and ending on December 31, 2025. For Mr. Lakhia, column (g) also includes the number of performance-based stock options granted in 2023. The performance-based stock options will become eligible to vest and become exercisable in 25% increments, each upon the later to occur of (i) the first four anniversaries of the grant date, respectively, and (ii) the attainment and maintenance of the closing price of the Company's common stock at or above, for each respective 25% increment, $5, $10, $15, and $20 over the exercise price, for twenty consecutive trading days. The performance-based stock options do not have threshold or maximum payout levels, but instead portions of the performance-based stock option award will vest to the extent that the stock price targets are achieved during the term of the stock option.

(3) Column (i) includes the number of RSUs granted in 2023. This award vests ratably on each of the first two anniversaries of the grant date for Mr. Lakhia and each of the first three anniversaries of the grant date for Mr. Anderson, subject to Mr. Lakhia's and Mr. Anderson's respective continued employment with the Company through each such anniversary.

(4) Column (j) includes the number of time-based stock options granted to Mr. Lakhia in 2023, which will vest and become exercisable in equal installments on each of the first four anniversaries of the grant date, subject to Mr. Lakhia's continued employment with the Company through each such anniversary.

(5) The exercise price of the performance-based and time-based stock option awards is set as the closing price of the Company's common stock on the grant date.



(6)   The amounts reported in this column represent the grant date fair value of awards granted to our named executive officers, computed in accordance with ASC 718. For PRSUs, the grant date fair value is based on target performance. See Note 5 to our financial statements for 2023 for information about the assumptions made in determining the grant date fair value.

Additional information concerning our cash and equity incentive awards and plans may be found in the sections titled "Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Annual Cash Incentive Program" and "Long-Term Incentive Opportunities," respectively.

Proxy Statement

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2023

Name (a)	Grant Year	Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)(b)	Number of Securities Underlying Unexercised Options Unexercisable (#)(c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(d)	Option Exercise Price ($)(e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#)(g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(j)
Peter Kelly										
	2021	59,289[1]	59,289[1]		13.81	03/04/2031				
	2021			474,309[2]	13.81	03/04/2031				
	2021	88,062[3]	88,063[3]		18.23	06/04/2031				
	2021			704,501[4]	18.23	06/04/2031				
	2022								108,343[5]	1,604,560[5]
	2022						99,025[6]	1,466,560[6]		
	2023								300,566[7]	4,451,382[7]
Brad Lakhia										
	2023		53,222[8]		14.83	05/05/2033				
	2023			212,886[9]	14.83	05/05/2033				
	2023						26,973[10]	399,470[10]		
	2023								64,060[7]	948,729[7]
Scott Anderson										
	2021						1,816[11]	26,895[11]		
	2021						542[11]	8,027[11]		
	2022						4,041[11]	59,847[11]		
	2022						6,609[6]	97,879[6]		
	2023						8,333[11]	123,412[11]		
James Coyle										
	2021	35,377[12]	35,378[12]		14.66	11/05/2031				
	2021			283,019[13]	14.66	11/05/2031				
	2022								10,158[5]	150,440[5]
	2022						40,000[6]	592,400[6]		
	2023								26,521[7]	392,776[7]
	2023								11,342[7]	167,975[7]
Srisu Subrahmanyam										
	2021	17,787[1]	17,787[1]		13.81	03/04/2031				
	2021			142,293[2]	13.81	03/04/2031				
	2021	26,419[3]	26,419[3]		18.23	06/04/2031				
	2021			211,350[4]	18.23	06/04/2031				
	2022								12,189[5]	180,519[5]
	2022						40,000[6]	592,400[6]		
	2023								31,825[7]	471,328[7]
Jim Money										
	2021	9,881[1]	9,882[1]		13.81	03/04/2031				
	2021			79,052[2]	13.81	03/04/2031				
	2021	14,677[3]	14,677[3]		18.23	06/04/2031				
	2021			117,417[4]	18.23	06/04/2031				
	2022								6,772[5]	100,293[5]
	2022						39,654[6]	587,276[6]		
	2023								24,753[7]	366,592[7]
Justin Davis										
	2021						4,526[1]	67,030[1]		
	2021	19,569[3]	19,570[3]		18.23	06/04/2031				
	2021			156,556[4]	18.23	06/04/2031				
	2021								35,656[14]	528,065[14]
	2022								6,772[5]	100,293[5]
	2022						30,000[6]	444,300[6]		
	2023								24,753[7]	366,592[7]



Proxy Statement

(1) Represents the number of time-based stock options granted on March 4, 2021, which vest and become exercisable in equal installments on each of the first four anniversaries of the grant date during the named executive officer's continued employment with the Company through each such anniversary.

(2) Represents the number of performance-based stock options granted on March 4, 2021, which will become eligible to vest and become exercisable in equal 25% increments, each upon the later of the occurrence of the first four anniversaries of the grant date during the named executive officer's continued employment with the Company through each such anniversary, respectively, and the attainment and maintenance of the closing price of the Company's common stock at or above, for each respective 25% increment, $18.81, $23.81, $28.81, and $33.81, for twenty consecutive trading days. The performance-based stock options do not have threshold or maximum payout levels, but instead portions of the performance-based stock option award will vest to the extent that the stock price targets are achieved during the term of the stock option.

(3) Represents the number of time-based stock options granted on June 4, 2021, which vest and become exercisable in equal installments on each of the first four anniversaries of the grant date during the named executive officer's continued employment with the Company through each such anniversary.

(4) Represents the number of performance-based stock options granted on June 4, 2021, which will become eligible to vest and become exercisable in equal 25% increments, each upon the later of the occurrence of the first four anniversaries of the grant date during the named executive officer's continued employment with the Company through each such anniversary, respectively, and the attainment and maintenance of the closing price of the Company's common stock at or above, for each respective 25% increment, $23.23, $28.23, $33.23, and $38.23, for twenty consecutive trading days. The performance-based stock options do not have threshold or maximum payout levels, but instead portions of the performance-based stock option award will vest to the extent that the stock price targets are achieved during the term of the stock option.

(5) The total amounts and values in columns (i) and (j) equal the total number of unvested PRSUs granted on February 28, 2022, that may be earned and vest based on the Company's Cumulative Adjusted EBITDA performance over a three-year period, at the threshold level, held by each named executive officer and the market value of such awards, determined by multiplying the number of unvested PRSUs, at the threshold level, by the market price of the Company's common stock at the close of the last trading day in 2023, which was $14.81 per share. In calculating the number of PRSUs and their value, we are required by SEC rules to compare our performance through 2023 under the PRSU grants against the threshold, target and maximum performance levels for the grant and report in these columns the applicable potential share number and payout amount. If the performance is between levels, we are required to report the potential payout at the next highest level. Through December 31, 2023, we were below threshold levels of Cumulative Adjusted EBITDA performance and have accordingly reported the PRSUs at the threshold award level.

(6) The total amounts and values in columns (g) and (h) equal the total number of unvested RSUs granted on December 9, 2022, that vest ratably on May 9, 2023, May 9, 2024, and May 9, 2025, during the named executive officer's continued employment with the Company through each such date, and the market value of such awards, determined by multiplying the number of unvested RSUs by the market price of the Company's common stock at the close of the last trading day in 2023, which was $14.81 per share.

(7) The total amounts and values in columns (i) and (j) equal the total number of unvested PRSUs granted on February 24, 2023 (but for Mr. Lakhia, May 5, 2023 and for Mr. Coyle, also on August 4, 2023), that may be earned and vest based on a combination of the Company's Cumulative Adjusted EBITDA (75% weighting) and Relative TSR (25% weighting) performance over a three-year period, at the target level, held by the named executive officer and the market value of such awards, determined by multiplying the number of unvested PRSUs by the market price of the Company's common stock at the close of the last trading day in 2023, which was $14.81 per share. In calculating the number of PRSUs and their value, we are required by SEC rules to compare our performance through 2023 under the PRSU grants against the threshold, target and maximum performance levels for the grant and report in these columns the applicable potential share number and payout amount. If the performance is between levels, we are required to report the potential payout at the next highest level. Through December 31, 2023, we were above threshold levels of performance and have accordingly reported the PRSUs at the target award level.

(8) Represents the number of time-based stock options granted to Mr. Lakhia on May 5, 2023, which vest and become exercisable in equal installments on each of the first four anniversaries of the grant date during Mr. Lakhia's continued employment with the Company through each such anniversary.

(9) Represents the number of performance-based stock options granted to Mr. Lakhia on May 5, 2023, which will become eligible to vest and become exercisable in equal 25% increments, each upon the later of the occurrence of the first four anniversaries of the grant date during Mr. Lakhia's continued employment with the Company through each such anniversary, respectively, and the attainment and maintenance of the closing price of the Company's common stock at or above, for each respective 25% increment, $19.83, $24.83, $29.83, and $34.83, for twenty consecutive trading days. The performance-based stock options do not have threshold or maximum payout levels, but instead portions of the performance-based stock option award will vest to the extent that the stock price targets are achieved during the term of the stock option.



(10) The total amounts and values in columns (g) and (h) equal the total number of unvested RSUs granted to Mr. Lakhia on May 5, 2023, that vest ratably on each of the first two anniversaries of the grant date during Mr. Lakhia's continued employment with the Company through each such anniversary, and the market value of such awards, determined by multiplying the number of unvested RSUs by the market price of the Company's common stock at the close of the last trading day in 2023, which was $14.81 per share.

(11) The total amounts and values in columns (g) and (h) equal the total number of unvested RSUs granted to Mr. Anderson on March 4, 2021 and May 7, 2021 (for the 2021 grant year), February 28, 2022 (for the 2022 grant year), and February 24, 2023 (for the 2023 grant year), that vest ratably on each of the first three anniversaries of the grant date during Mr. Anderson's continued employment with the Company through each such anniversary, and the market value of such awards, determined by multiplying the number of unvested RSUs by the market price of the Company's common stock at the close of the last trading day in 2023, which was $14.81 per share.

(12) Represents the number of time-based stock options granted to Mr. Coyle on November 5, 2021, which vest and become exercisable in equal installments on each of the first four anniversaries of the grant date during Mr. Coyle's continued employment with the Company through each such anniversary.

(13) Represents the number of performance-based stock options granted to Mr. Coyle on November 5, 2021, which will become eligible to vest and become exercisable in equal 25% increments, each upon the later of the occurrence of the first four anniversaries of the grant date during Mr. Coyle's continued employment with the Company through each such anniversary, respectively, and the attainment and maintenance of the closing price of the Company's common stock at or above, for each respective 25% increment, $19.66, $24.66, $29.66, and $34.66, for twenty consecutive trading days. The performance-based stock options do not have threshold or maximum payout levels, but instead portions of the performance-based stock option award will vest to the extent that the stock price targets are achieved during the term of the stock option.

(14) The total amounts and values in columns (i) and (j) equal the unforfeited portion (i.e., 65%) of PRSUs granted to Mr. Davis on June 4, 2021, that may be earned and vest to the extent the Company achieves certain predetermined volume-based goals on the BacklotCars platform, and the market value of such award, determined by multiplying the number of unvested PRSUs by the market price of the Company's common stock at the close of the last trading day in 2023, which was $14.81 per share. This one-time PRSU award granted to Mr. Davis does not have threshold or maximum payout levels, but instead portions of the PRSUs vest if and to the extent that the volume-based goals are achieved during specified time periods.

Because this table shows outstanding equity awards held by our named executive officers as of December 31, 2023, this table does not include (i) the PRSUs granted on March 4, 2021 (but on June 4, 2021 for Mr. Davis and November 5, 2021 for Mr. Coyle) which were not earned and did not vest as a result of the Company's Cumulative Operating Adjusted Net Income Per Share not achieving at least threshold level of performance over the three-year measurement period ending on December 31, 2023, and (ii) 35% of the PRSUs granted to Mr. Davis on June 4, 2021 as a result of the 12-month BacklotCars volume objective not being met by December 31, 2023.



OPTION EXERCISES AND STOCK VESTED DURING FISCAL YEAR 2023

Name (a)	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)(b)	Value Realized on Exercise ($)(c)	Number of Shares Acquired on Vesting (#)(d)[1]	Value Realized on Vesting ($)(e)
Peter Kelly	—	—	56,032	840,847[2]
Brad Lakhia	—	—	—	—
Scott Anderson	—	—	8,608	125,690
James Coyle	—	—	20,000	301,800
Srisu Subrahmanyam	—	—	21,124	317,884[2]
Jim Money	—	—	21,748	326,833[2]
Justin Davis	—	—	19,526	290,574

(1) This amount includes shares vested with respect to one-third of the 2020, 2021 and 2022 RSUs.

(2) This amount includes accumulated dividend equivalents paid in cash with respect to the 2020 RSUs.

Proxy Statement

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following is a discussion of the treatment of equity-based awards held by our named executive officers and annual cash incentive awards due to our named executive officers upon certain types of employment terminations or the occurrence of a change in control of the Company. For a discussion of our named executive officers' severance payments and the treatment of their annual cash incentive awards that may become due upon certain types of employment terminations pursuant to their employment agreements, see "Employment Agreements with Named Executive Officers" below.

Equity-Based Awards—Omnibus Plan

To the extent a named executive officer's employment agreement does not provide otherwise, the Omnibus Plan (and the related award agreements thereunder) provide for the following treatment of stock options and other equity awards issued pursuant to the Omnibus Plan upon the termination of employment scenarios or a change in control, as set forth below. Since December 10, 2009, all grants of stock options and other equity awards have been and will be made pursuant to the terms of the Omnibus Plan.

Award Type	Termination or Change in Control Scenario*
Options	**Voluntary Termination or Termination for Cause:** If voluntary, vested options remain exercisable for 90 days (or earlier expiration date); if for Cause, all vested and unvested options are cancelled. (For the 2021 option awards, 90 days is specified as the 3 month anniversary.) **Termination Without Cause or for Good Reason:** Unless otherwise specified in an award agreement, vested options remain exercisable for 90 days (or until earlier expiration date). (For the 2021 option awards, 90 days is specified as the 3 month anniversary.) **Death or Disability:** Vested options remain exercisable for 1 year (or until earlier expiration date). Unvested options vest in full, with performance awards remaining subject to performance achievement. For the 2021 option awards, performance must be achieved within 1 year of death/disability, with options remaining exercisable for the earlier of 1 year from death/disability and the original expiration date. **Retirement:** Vested options remain exercisable for 1 year (or until earlier expiration date), except for the 2021 option awards which remain exercisable until the original expiration date. Unvested options are forfeited, except for the 2021 option awards which continue to vest in accordance with the applicable vesting schedule and remain subject to performance requirements. **Effect of Change in Control:** Single trigger vesting with committee discretion to cash out or substitute with successor awards, except for the 2021 option awards which have double trigger vesting for options assumed or replaced and single trigger vesting for options that are not assumed or replaced, with performance measured at the time of the change in control under each scenario.
PRSUs	**Voluntary Termination or Termination for Cause:** Automatic forfeiture. **Without Cause or for Good Reason:** Prorated portion of the PRSUs vest based on the Company's actual performance during the performance period and the number of full months he was employed during such performance period. **Death or Disability:** Full vesting of the PRSUs based on the Company's actual performance during the performance period. **Retirement:** If attaining age 65 and at least 5 years of service with the Company and its affiliates ("normal retirement"), full vesting of the PRSUs based on the Company's actual performance during the performance period. If attaining age 55 with at least 10 years of service with the Company and its affiliates ("early retirement"), prorated portion of the PRSUs based on the Company's actual performance during the performance period and the number of full months worked through the retirement date plus a credit of an additional 12 months. **Effect of Change in Control:** Double trigger vesting at target performance level for PRSUs that are assumed or replaced; single trigger vesting at the target performance level for PRSUs that are not assumed or replaced.
RSUs	**Voluntary Termination or Termination for Cause:** Forfeiture of any unvested RSUs. **Without Cause or for Good Reason:** For the RSUs granted in December 2022 ("2022 RSUs"), any unvested RSUs will continue to vest in full as scheduled. For all other RSUs, forfeiture of any unvested RSUs. **Death or Disability:** Full, immediate vesting of any unvested RSUs. **Retirement:** If "normal retirement," any unvested RSUs will continue to vest in full as scheduled. If "early retirement," a prorated portion of any unvested RSUs scheduled to vest in the 12 months following the retirement date (but, for the 2022 RSUs, a portion of those scheduled to vest on the next vesting date) will continue to vest as originally scheduled, along with a prorated portion of such RSUs which, for the 2022 RSUs, is based on the number of full months since the most recent of the grant date and a scheduled vesting date, and, for all other RSUs, is based on the number of full months he was employed since the most recent anniversary of the grant date (after giving 12 months vesting credit following the date of retirement). **Effect of Change in Control:** Double trigger vesting for any RSUs that are assumed or replaced; single trigger vesting for any RSUs that are not assumed or replaced.

* Unless otherwise specified in an award agreement, all unvested equity-based awards under the Omnibus Plan will be forfeited upon a termination of employment for any reason (except in the case of disability or death, as described in the Omnibus Plan). Unvested portions of Mr. Davis's one-time PRSU grant tied to volume-based goals the BacklotCars platform were forfeited upon his March 5, 2024 termination.



Unless specified otherwise in a named executive officer's employment agreement, the termination of a named executive officer's employment with the Company or any subsidiary shall be deemed to be for "cause" under the Omnibus Plan upon any of the following events: (i) the refusal or neglect of the named executive officer to perform substantially his employment-related duties; (ii) the named executive officer's personal dishonesty, incompetence, willful misconduct, or breach of fiduciary duty; (iii) the named executive officer's indictment for, conviction of, or entering a plea of guilty or *nolo contendere* to a crime constituting a felony or his willful violation of any applicable law (other than certain exceptions set forth in the Omnibus Plan); (iv) the named executive officer's failure to reasonably cooperate, following a request to do so by the Company, in any internal or governmental investigation of the Company or any subsidiary; (v) any other act or conduct that would constitute cause for the termination of the named executive officer's employment under applicable law; (vi) the named executive officer's material breach of any written policies or rules of the Company or its subsidiaries, including any sexual harassment policy; or (v) the named executive officer's material breach of any written covenant or agreement not to disclose any information pertaining to the Company or a subsidiary or not to compete or interfere with the Company or a subsidiary.

The Omnibus Plan does not provide a default "good reason" definition in the event such term is not specified in a named executive officer's employment agreement.

Annual Cash Incentive Awards—Omnibus Plan

Termination or Change in Control Scenario
Death, Disability, Voluntary Termination (with or without Good Reason) or Termination by the Company (for Cause or without Cause): Annual cash incentive awards are treated as described in the executive's employment agreement with the Company, to the extent applicable. See "Employment Agreements with Named Executive Officers" below for more information.
Retirement: Unless otherwise specified in an employment agreement, an executive receives a prorated amount of the incentive award based on actual performance for the performance period.
Effect of Change in Control: Unless otherwise determined by the administrator of the Omnibus Plan or as evidenced in an award agreement, pro rata payment based on actual performance, in the administrator's discretion.


Proxy Statement

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Messrs. Money and Davis's employment with the Company terminated on April 1, 2024 and March 5, 2024, respectively, and the table below describes the amounts they actually received in connection with their termination of employment. The amounts in the table below for all other named executive officers are based on employment agreements that were in effect for each named executive officer on December 31, 2023, and assume that the termination and/or change in control, as applicable, was effective as of December 31, 2023, the last day of the prior fiscal year, and that the respective named executive officers exercised all options and/or received cash in exchange for eligible PRSUs and RSUs at such time. The table is merely an illustrative example of the impact of a hypothetical termination of employment or change in control (except for Messrs. Money and Davis). The amounts that would actually be paid upon a termination of employment can only be determined at the time of such termination, based on the facts and circumstances then prevailing.

Named Executive Officer and Triggering Event	Cash Severance	Non-Equity Incentive Pay[1]	Options[2]	PRSUs[3]	RSUs[4]	Life Insurance[5]	Total
Peter Kelly							
• Death	$43,207[8]	$1,131,220	$59,289	$7,660,487	$1,466,560	$800,000	$11,160,763
• Disability[6]	$43,207[8]	$1,131,220	$59,289	$7,660,487	$1,466,560	—	$10,360,763
• Retirement[7]	—	—	—	$6,176,688	$1,158,024	—	$7,334,712
• Voluntary / for Cause	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$3,521,707[9]	$1,131,220	—	$3,623,197	$1,466,560	—	$9,742,684
• CIC (single trigger)	—	$1,131,220	—	—	—	—	$1,131,220
• Termination after CIC (double trigger)	$3,521,707[10]	$1,131,220	$59,289	$7,660,487	$1,466,560	—	$13,839,263
Brad Lakhia							
• Death	$43,207[8]	$358,256	—	$948,729	$399,470	$800,000	$2,549,662
• Disability[6]	$43,207[8]	$358,256	—	$948,729	$399,470	—	$1,749,662
• Retirement[7]	—	—	—	—	—	—	—
• Voluntary / for Cause	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$1,364,722[9]	$358,256	—	$316,243	—	—	$2,039,221
• CIC (single trigger)	—	$358,256	—	—	—	—	$358,256
• Termination after CIC (double trigger)	$1,805,227[10]	$358,256	—	$948,729	$399,470	—	$3,511,682
Scott Anderson							
• Death	$28,805[8]	$249,628	—	—	$316,060	$716,560	$1,311,053
• Disability[6]	$28,805[8]	$249,628	—	—	$316,060	—	$594,493
• Retirement[7]	—	—	—	—	$241,788	—	$241,788
• Voluntary / for Cause	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$600,309[9]	$249,628	—	—	$97,879	—	$947,816
• CIC (single trigger)	—	$249,628	—	—	—	—	$249,628
• Termination after CIC (double trigger)	$600,309[10]	$249,628	—	—	$316,060	—	$1,165,997
James Coyle							
• Death	$43,100[8]	$794,897	$5,307	$861,616	$592,400	$800,000	$3,097,320
• Disability[6]	$43,100[8]	$794,897	$5,307	$861,616	$592,400	—	$2,297,320
• Retirement[7]	—	—	—	—	—	—	—
• Voluntary / for Cause	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$1,769,360[9]	$794,897	—	$387,489	$592,400	—	$3,544,146
• CIC (single trigger)	—	$794,897	—	—	—	—	$794,897
• Termination after CIC (double trigger)	$2,344,780[10]	$794,897	$5,307	$861,616	$592,400	—	$4,599,000
Srisu Subrahmanyam							
• Death	$42,495[8]	$547,902	$17,787	$832,366	$592,400	$800,000	$2,832,950
• Disability[6]	$42,495[8]	$547,902	$17,787	$832,366	$592,400	—	$2,032,950
• Retirement[7]	—	—	—	—	—	—	—
• Voluntary / for Cause	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$1,446,495[9]	$547,902	—	$397,802	$592,400	—	$2,984,599
• CIC (single trigger)	—	$547,902	—	—	—	—	$547,902
• Termination after CIC (double trigger)	$1,914,495[10]	$547,902	$17,787	$832,366	$592,400	—	$3,904,950
Jim Money							
• Retirement[7]	—	—	—	$550,973	$680,463	—	$1,231,436
Justin Davis							
• Termination w/o Cause	$240,103[9]	—	—	$305,469	$472,200	—	$1,017,772

(1) Except for Messrs. Money and Davis (for whom amounts reflect the value actually received upon termination), the amounts reported are equal to the full amount of the named executive officer's 2023 bonus (a December 31, 2023 termination results in a 100% payout, whereas a termination on any other date would result in a prorated amount to the extent applicable).

(2) Except for Messrs. Money and Davis, the amounts reported assume an OPENLANE common stock price of $14.81, which was the closing price on December 29, 2023, the last trading day of the year. The amounts reported reflect the intrinsic ("in-the-money") value of shares underlying time-based options, calculated as the difference between $14.81 and the exercise price of such options. The amounts disclosed in this column do not include the value of the performance-based option awards granted in 2021 (but in 2023 for Mr. Lakhia) because the performance conditions which are satisfied upon the attainment and maintenance of the Company's stock price at or above a certain level above the exercise price of the options, had not been satisfied based on the assumption of an OPENLANE common stock price of $14.81, which was the closing price on December 29, 2023, the last trading day of the year. In the event of a termination of a named executive officer's employment due to death or disability, the performance-based options will remain eligible to attain the performance conditions for one year following such termination of employment. In the event of a named executive officer's retirement (if eligible), the performance-based options will continue to vest in accordance with the applicable vesting schedule and remain subject to performance requirements. For Messrs. Money and Davis, the amounts shown reflect the value actually received upon termination and assume an OPENLANE common stock price of $17.16 and $15.74, respectively, which was the closing price of OPENLANE common stock on the day of his cessation of employment with the Company. Messrs. Money and Davis each forfeited unvested stock options that were outstanding upon termination of employment.

(3) Except for Messrs. Money and Davis, the amounts reported assume an OPENLANE common stock price of $14.81, which was the closing price on December 29, 2023, the last trading day of the year. In the event that a named executive officer terminates employment as a result of the named executive officer's death, Disability, Retirement, Normal Retirement or Early Retirement (if eligible) (each as defined in the Omnibus Plan except for Normal Retirement and Early Retirement which are defined in the applicable award agreements) prior to a Change in Control (as defined in the Omnibus Plan) and as of December 31, 2023, each of the named executive officers would be entitled to, (i) immediate vesting of all of the 2022 and 2023 PRSUs in the case of death or Disability, or continued vesting of all of the 2022 and 2023 PRSUs in the case of Normal Retirement (if eligible) or all of the 2022 PRSUs and 24/36ths of the 2023 PRSUs in the case of Early Retirement (if eligible), in each case based on actual performance of the 2022 and 2023 PRSUs. In the event that a named executive officer is terminated without Cause or resigns for Good Reason (each as defined in the applicable employment agreement) prior to a Change in Control and as of December 31, 2023, the named executive officer would be entitled to continued vesting of 24/36ths of the 2022 PRSUs and 12/36ths of the 2023 PRSUs, based on actual performance. With respect to the events described above, the amounts disclosed in the table for the 2022 and 2023 PRSUs assume performance at the target level. The 2021 PRSUs are not disclosed in the table because the 2021 PRSUs were not earned and did not vest as a result of the Company's Cumulative Operating Adjusted Net Income Per Share not achieving at least threshold level of performance over the three-year measurement period ending on December 31, 2023.

If a Change in Control occurs prior to the termination of such named executive officer's employment, assuming a Change in Control date of December 31, 2023, he would be entitled to receive immediate vesting of the target number of 2022 and 2023 PRSUs as of his termination date, without proration, with respect to any such awards that are not assumed or replaced in the Change in Control, each as of the Change in Control date. If awards are assumed or replaced in the Change in Control, and such named executive officer's employment is terminated following the Change in Control as a result of a termination without Cause or a resignation for Good Reason, assuming a Change in Control date of December 31, 2023, he would be entitled to receive immediate vesting of the target number of 2022 and 2023 PRSUs, without proration, as of his termination date. With respect to a Change in Control, the amounts disclosed in the "CIC (single trigger)" rows in the table assume that the awards are assumed or replaced in the Change in Control.

For Messrs. Money and Davis the amounts shown reflect the value actually received upon termination. For Messrs. Money and Davis, the amounts reported assume an OPENLANE common stock price of $17.16 and $15.74, respectively, which was the closing price of OPENLANE common stock on the day of his cessation of employment with the Company. Mr. Davis is entitled to continued vesting of a prorated portion of the 2022 and 2023 PRSUs, based on actual performance and the number of full months worked during such performance period. Per the terms of the applicable award agreements, Mr. Money was entitled to a prorated portion of the 2022 and 2023 PRSUs based on the Company's actual performance during the performance period and the number of full months worked through the retirement date plus a credit of an additional 12 months.

(4) Except for Messrs. Money and Davis, the amounts reported assume an OPENLANE common stock price of $14.81, which was the closing price on December 29, 2023, the last trading day of the year. In the event a named executive officer's employment is terminated as a result of a termination for Cause or a voluntary termination prior to a Change in Control and as of December 31, 2023, he would forfeit the unvested portion of his RSUs. If a Change in Control occurs prior to the termination of such named executive officer's employment, assuming a Change in Control date of December 31, 2023, he would be entitled to receive immediate vesting of any RSU awards that are not assumed or replaced in the Change in Control, each as of the Change in Control date. If such named executive officer's employment is terminated following a

Change in Control as a result of a termination without Cause or a resignation for Good Reason, assuming a Change in Control date of December 31, 2023, he would be entitled to receive immediate vesting of any RSU awards that are assumed or replaced in the Change in Control, as of his termination date. With respect to a Change in Control, the amounts disclosed in the "CIC (single trigger)" rows in the table assume that the RSUs are assumed or replaced in the Change in Control. In the event a named executive officer's employment is terminated due to his death or Disability prior to a Change in Control and as of December 31, 2023, he would be entitled to receive immediate vesting of the unvested portion of his RSUs.

For the RSUs granted on December 9, 2022, in the event a named executive officer's employment is terminated as a result of a termination without Cause or a resignation for Good Reason prior to a Change in Control and as of December 31, 2023, he would receive continued vesting of his unvested RSUs; for all other RSUs, he would forfeit any unvested RSUs. In the event that a named executive officer terminates employment prior to a Change in Control due to his Normal Retirement or Early Retirement (if eligible), he would be entitled to receive (i) if due to Early Retirement, for the RSUs granted on December 9, 2022, continued vesting of a pro rata portion of his unvested 2022 RSUs that are scheduled to vest on the next scheduled vesting date equal to the total number of unvested RSUs that would have vested on the next scheduled vesting date multiplied by a fraction, the numerator of which is the number of full calendar months since the most recent of the grant date or scheduled vesting date, and the denominator of which is 12, and, for all other RSUs, continued vesting of the unvested portion of his RSUs that are scheduled to vest on the first anniversary of the grant date following the retirement date plus a prorated portion of unvested RSUs, if any, scheduled to vest on the next anniversary of the grant date occurring thereafter, based on the number of full months he was employed since the most recent anniversary of the grant date, and (ii) if due to Normal Retirement, continued full vesting of the RSUs.

For Messrs. Money and Davis, the amounts shown reflect the value actually received upon termination (i.e., RSUs eligible for continued vesting) and assume an OPENLANE common stock price of $17.16 and $15.74, respectively, which was the closing price of OPENLANE common stock on the day of his cessation of employment with the Company.

(5) Under the Group Term Life Policy, a named executive officer's designated beneficiary is entitled to a payment in an amount equal to two times his annual salary, not exceeding $800,000.

(6) Long-term disability is a Company-paid benefit for all employees and therefore is not included in this table. The long-term disability benefit is only paid after six months on short-term disability and is 66.67% of base pay capped at $15,000 per month.

(7) Messrs. Lakhia, Coyle, Subrahmanyam and Davis had not satisfied any of the Retirement, Normal Retirement or Early Retirement requirements under the applicable award agreements under the Omnibus Plan as of December 31, 2023, and thus, they would not have been entitled to accelerated or continued vesting of their equity or a prorated payout of their annual bonuses for a "retirement" as of such date.

(8) Under the terms of the employment agreements for Messrs. Kelly, Lakhia, Anderson, Coyle, Subrahmanyam and Money, he (or his estate) would be entitled to COBRA premium payments for 18 months (but 12 months for Mr. Anderson) in the event of his death or Disability.

(9) These amounts are equal to (i) for Mr. Kelly, (a) two times the sum of Mr. Kelly's current annual base salary ($773,000) and his 2023 target bonus amount, and (b) COBRA premium payments for 18 months; (ii) for Messrs. Lakhia, Coyle and Subrahmanyam, (a) one and a half times the sum of his current annual base salary ($575,000 for Mr. Lakhia, $600,000 for Mr. Coyle, and $468,000 for Mr. Subrahmanyam) and his 2023 target bonus amount, and (b) COBRA premium payments for 18 months; (iii) for Mr. Anderson, (a) one times the sum of his current annual base salary ($358,280) and his 2023 target bonus amount, and (b) COBRA premium payments for 12 months; and (iv) for Mr. Davis, three weeks of annual base salary times each year of service with the Company and its affiliates.

(10) These amounts are equal to (ii) for Messrs. Kelly, Lakhia, Coyle and Subrahmanyam, (a) two times the sum of his current annual base salary ($773,000 for Mr. Kelly, $575,000 for Mr. Lakhia, $600,000 for Mr. Coyle, and $468,000 for Mr. Subrahmanyam) and his 2023 target bonus amount, and (b) COBRA premium payments for 18 months; and (ii) for Mr. Anderson, (a) one times the sum of his current annual base salary ($358,280) and his 2023 target bonus amount, and (b) COBRA premium payments for 12 months.

Employment Agreements with Named Executive Officers

Each of our named executive officers has an employment agreement with the Company. A summary of each of the agreements is provided below.

Named Executive Officers (other than Messrs. Anderson and Davis)

The Company has entered into substantially similar employment agreements with Messrs. Kelly, Lakhia, Coyle, Subrahmanyam and Money (each, an "Executive") providing for their at-will employment and the severance and change of control payments described below. Mr. Money's employment terminated on April 1, 2024.

Termination Due to Death or Disability. If an Executive terminates his employment due to death or disability, the Company will be obligated to pay him (or his legal representatives) an amount equal to the sum of (i) any earned but unpaid base salary; (ii) accrued but unpaid vacation earned through the date of termination; (iii) unreimbursed business expenses; and (iv) any vested employee benefits. The aggregate of the foregoing is referred to as the "Accrued Obligations." In addition, the executive or his estate/beneficiaries would be entitled to receive (i) COBRA premium payments for 18 months or until the executive becomes eligible for coverage under another employer's health plan, if the executive is participating in the Company's health plans on the date of such termination of employment (the "Continued Benefits"); (ii) the prorated portion of his annual bonus for the calendar year in which such termination of employment occurred, calculated based on the executive's actual performance and based on the number of days the executive was employed by the Company during such calendar year (the "Pro Rata Bonus"); and (iii) a payment equal to the amount of any annual bonus which has been earned in a prior year but which has not yet been paid to the executive (the "Earned but Unpaid Bonus").

For purposes of their employment agreements, "disability" means a "Total Disability" (or equivalent) as defined in the Company's long term disability plan in effect at the time of the disability.

Voluntary Termination or Termination for Cause. If an Executive voluntarily terminates his employment or if the Company terminates the Executive's employment for Cause, the Company's sole obligation will be to pay him the Accrued Obligations. For purposes of their employment agreements, "Cause" means the (i) executive's willful, continued and uncured failure to perform substantially their duties under the agreement (other than any such failure resulting from incapacity due to medically documented illness or injury) for a period of 14 days following written notice by the Company to the executive of such failure; (ii) executive engaging in illegal conduct or gross misconduct that is demonstrably likely to lead to material injury to the Company, monetarily or otherwise; (iii) executive's indictment or conviction of, or plea of *nolo contendere* to, a crime constituting a felony or any other crime involving moral turpitude; (iv) executive's material breach of the Company's code of business conduct and ethics; or (v) executive's violation of the restrictive covenants under the agreement or any other covenants owed to the Company by executive.

Termination Without Cause or Resignation for Good Reason. In the event an Executive is terminated by the Company without Cause or he resigns for Good Reason, the Executive would be entitled to receive, subject to the execution and non-revocation of a release of claims, (i) a lump sum cash payment equal to the sum of one and a half times (except for Mr. Kelly, two times) his annual base salary plus target annual bonus for the year in which such termination of employment occurs; (ii) the Continued Benefits; (iii) the Pro Rata Bonus; and (iv) the Earned but Unpaid Bonus. For purposes of their employment agreements, "Good Reason" means (i) any material reduction of the executive's authority, duties and responsibilities; (ii) any material failure by the Company to comply with any of the terms and conditions of the agreement; (iii) any failure to timely pay or provide the executive's base salary, or any reduction in the executive's base salary, excluding any base salary reduction made in connection with across the board salary reductions; (iv) the requirement by the Company that the executive relocate his principal business location to a location more than 50 miles from the executive's principal base of operation as of the effective date of the agreement; or (v) a Change of Control occurs and, if applicable, the Company fails to cause its successor (whether by purchase, merger, consolidation or otherwise) to assume or reaffirm the Company's obligations under the agreement without change. For purposes of the foregoing, "Change of Control" has the same meaning as the term "Change in Control" under the Omnibus Plan.

Change In Control Termination. In the event an Executive is terminated by the Company without Cause or such executive resigns for Good Reason, as described above, and such termination occurs within two years of a



Change of Control (as defined under the Omnibus Plan), the executive would be entitled to receive, subject to the execution and non-revocation of a release of claims, (i) a lump sum cash payment equal to the sum of two times his annual base salary plus target annual bonus for the year in which such termination of employment occurs; (ii) the Continued Benefits; (iii) the Pro Rata Bonus; and (iv) the Earned but Unpaid Bonus.

Requirements With Respect to Non-Competition and Non-Solicitation. Upon a termination of employment for any reason, an Executive is subject to the following one year post-termination restrictive covenants: (i) non-competition restrictions; and (ii) non-solicitation of Company employees and customers.

Scott Anderson

In connection with Mr. Anderson's appointment as Chief Accounting Officer in March 2021, the Company and Mr. Anderson entered into an employment agreement, providing for Mr. Anderson's at-will employment and the severance and change of control payments described below.

Termination Due to Death or Disability. If Mr. Anderson terminates his employment due to death or disability, the Company will be obligated to pay him (or his legal representatives) an amount equal to the sum of (i) any earned but unpaid base salary; (ii) accrued but unpaid vacation earned through the date of termination; (iii) unreimbursed business expenses; and (iv) any vested employee benefits. The aggregate of the foregoing is referred to as the "Accrued Obligations." In addition, Mr. Anderson or his estate/beneficiaries would be entitled to receive (i) COBRA premium payments for 12 months or until he becomes eligible for coverage under another employer's health plan, if Mr. Anderson is participating in the Company's health plans on the date of such termination of employment (the "Continued Benefits"); (ii) the prorated portion of Mr. Anderson's annual bonus for the calendar year in which such termination of employment occurred, calculated based on Mr. Anderson's actual performance and based on the number of days he was employed by the Company during such calendar year (the "Pro Rata Bonus"); and (iii) a payment equal to the amount of any annual bonus which has been earned in a prior year but which has not yet been paid to Mr. Anderson (the "Earned but Unpaid Bonus"). For purposes of Mr. Anderson's employment agreement, "disability" means a "Total Disability" (or equivalent) as defined in the Company's long term disability plan in effect at the time of the disability.

Voluntary Termination or Termination for Cause. If Mr. Anderson voluntarily terminates his employment or if the Company terminates his employment for Cause, the Company's sole obligation will be to pay him the Accrued Obligations. For purposes of Mr. Anderson's employment agreement, "Cause" means (i) Mr. Anderson's willful, continued and uncured failure to perform substantially his duties under the agreement (other than any such failure resulting from incapacity due to medically documented illness or injury) for a period of 14 days following written notice by the Company to Mr. Anderson of such failure; (ii) Mr. Anderson engaging in illegal conduct or gross misconduct that is demonstrably likely to lead to material injury to the Company, monetarily or otherwise; (iii) Mr. Anderson's indictment or conviction of, or plea of nolo contendere to, a crime constituting a felony or any other crime involving moral turpitude; or (iv) Mr. Anderson's violation of the restrictive covenants under the agreement or any other covenants owed to the Company.

Termination Without Cause or Resignation for Good Reason. In the event Mr. Anderson is terminated by the Company without Cause or Mr. Anderson resigns for Good Reason, Mr. Anderson will be entitled to receive the following, subject to the execution and non-revocation of a release of claims, (i) a lump sum cash payment equal to the sum of his annual base salary plus target annual bonus for the year in which such termination of employment occurs; (ii) the Continued Benefits; (iii) the Pro Rata Bonus; and (iv) the Earned but Unpaid Bonus. For purposes of his employment agreement, "Good Reason" means (i) any material reduction of Mr. Anderson's authority, duties and responsibilities; (ii) any material failure by the Company to comply with any of the terms and conditions of the agreement; (iii) any failure to timely pay or provide Mr. Anderson's base salary, or any reduction in Mr. Anderson's base salary, excluding any base salary reduction made in connection with across the board salary reductions; (iv) the requirement by the Company that Mr. Anderson relocate his principal business location to a location more than 50 miles from his principal base of operation as of the effective date of the agreement; or (v) a Change of Control occurs and, if applicable, the Company fails to cause its successor (whether by purchase, merger, consolidation or otherwise) to assume or reaffirm the Company's obligations under the agreement without change. For purposes of the foregoing, "Change of Control" has the same meaning as the term "Change in Control" under the Omnibus Plan.



Requirements With Respect to Non-Competition and Non-Solicitation. Upon a termination of employment for any reason, Mr. Anderson is subject to the following one year post-termination restrictive covenants: (i) non-competition restrictions; and (ii) non-solicitation of Company employees and customers.

Justin Davis

In connection with the Company's BacklotCars acquisition in 2020, the Company and Mr. Davis entered into an employment agreement, providing for Mr. Davis's at-will employment and the severance payments described below. Mr. Davis's employment terminated on March 5, 2024.

Termination Without Cause or Resignation for Good Reason. In the event Mr. Davis was terminated by the Company without Cause or Mr. Davis resigned for Good Reason, Mr. Davis would be entitled to receive, subject to the execution and non-revocation of a release of claims, an aggregate cash payment equal to three weeks of Mr. Davis's annual base salary for each year of service with the Company and its affiliates (not to exceed an amount equal to one year of Mr. Davis's annual base salary). For purposes of his employment agreement, "Cause" means (i) indictment for, conviction of, or plea of nolo contendere to, a felony or a crime involving moral turpitude; (ii) misappropriation of anything of value including, but not limited to, monies, assets or property; (iii) engaging in conduct that results or could reasonably be expected to result in material harm to the Company's business or reputation; or (iv) any willful action or inaction of Mr. Davis (including but not limited to the breach of his noncompetition and non-solicitation obligations) which, in the reasonable opinion of the Company, constitutes dereliction (willful neglect or willful abandonment of assigned duties) or failure to comply with any valid and legal directive of the person(s) to whom Mr. Davis reports and which subjects the Company to liability. For purposes of his employment agreement, "Good Reason" means (i) a material reduction in Mr. Davis's base salary, excluding any base salary reduction made in connection with across the board salary reductions; or (ii) a relocation of Mr. Davis's principal place of employment by more than 50 miles.

Requirements With Respect to Non-Competition and Non-Solicitation. Upon a termination of employment for any reason, Mr. Davis continues to be subject to the following restrictive covenants: (i) non-competition restrictions for twelve months post-termination; and (ii) non-solicitation of Company employees for eighteen months post-termination.

Transition Arrangements

Jim Money. In connection with Mr. Money's retirement and to support the successful transition of the President of AFC role, the Company entered into a transition agreement with Mr. Money, pursuant to which Mr. Money will provide transitional support to the Company through December 31, 2024 and receive fees of $400,000 (plus an amount equal to the cost of eighteen months of COBRA coverage) in connection with such services. In connection with the transition services, Mr. Money's post-termination restrictive covenants described above were extended by six months (to a total of eighteen months).

Justin Davis. In connection with Mr. Davis's separation from the Company and to support the successful transition of the President of BacklotCars role, the Company entered into a transition agreement with Mr. Davis, pursuant to which Mr. Davis will provide transitional support to the Company through June 30, 2024 and receive fees of $240,000 (plus an amount equal to the cost of twelve months of COBRA coverage) in connection with such services.



CEO PAY RATIO

Summary

For the 2023 fiscal year, the ratio of the annual total compensation of Mr. Kelly, our Chief Executive Officer ("CEO Compensation"), to the median of the annual total compensation of all of our employees and those of our consolidated subsidiaries other than Mr. Kelly ("Median Annual Compensation") was 103 to 1.

This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K using the data and assumptions described below. The assumptions used in the calculation of our estimated pay ratio are specific to our company and our employee population; therefore, our pay ratio may not be comparable to the pay ratios of other companies, including the companies in our proxy comparator group.

In this summary, we refer to the employee who received the Median Annual Compensation as the "Median Employee." For purposes of this summary, Median Annual Compensation was $65,236, and was calculated by totaling for our Median Employee all applicable elements of compensation for the 2023 fiscal year in accordance with Item 402(c)(2)(x) of Regulation S-K. For purposes of this summary, CEO Compensation was $6,721,355. CEO Compensation for purposes of this disclosure represents the total compensation reported for Mr. Kelly in the "Summary Compensation Table for 2023" for the 2023 fiscal year.

Methodology

As permitted by SEC rules, the Median Employee identified in 2022 was utilized as the Median Employee for 2023 as the Company did not experience changes in employee population or compensation arrangements that we reasonably believe would result in a significant change to this pay ratio disclosure.

In 2022, to identify the Median Employee, we first determined our employee population as of December 31, 2022 (the "Determination Date"). We had 4,584 employees (other than our CEO, Mr. Kelly), representing all full-time, part-time, seasonal and temporary employees of us and our consolidated subsidiaries as of the Determination Date. This number did not include any independent contractors or "leased" workers, as permitted by the applicable SEC rules. As permitted under the *de minimis* exemption to Item 402(u) of Regulation S-K, we chose to exclude 221 employees in the following countries in identifying our Median Employee, which together comprised less than 5% of our total employee population: France (4); Germany (35); Italy (27); Mexico (10), and the Philippines (145).

We then measured compensation for the period beginning on January 1, 2022 and ending on December 31, 2022 for 4,363 employees (after the permitted exclusions noted above). This compensation measurement was first calculated by totaling base salary (for salaried employees) and wages (for hourly employees) for each employee, and converting international currencies into U.S. dollars. We annualized the total compensation for the portion of our permanent employee workforce (full-time and part-time) which worked for less than the full fiscal year due to commencing employment after the beginning of the fiscal year.

We identified the Median Employee, who was located in the U.S. We then calculated gross wages reported on Form W-2 which included cash compensation, including regular pay (wages and salary), all variants of overtime (if eligible), and all variants of bonus payments actually paid (if any).





PAY VERSUS PERFORMANCE

The following tables and related disclosures provide information about (i) the total compensation of our principal executive officer ("PEO") and our non-PEO named executive officers (collectively, the "Non-PEO NEOs") as presented in the Summary Compensation Table on page 45, (ii) the "compensation actually paid" ("CAP") to our PEO and Non-PEO NEOs, as calculated pursuant to Item 402(v) of Regulation S-K ("Item 402(v)"), (iii) certain financial performance measures, and (iv) the relationship of the CAP to those financial performance measures.

CAP, as determined under SEC rules, does not reflect the actual amount of compensation earned by or paid to our named executive officers during a covered year or the way in which the Compensation Committee views compensation decisions. The Compensation Committee did not consider the pay-versus-performance disclosure below in making its pay decisions for any of the years shown. For further information on our pay-for-performance philosophy and how our executive compensation aligns with the Company's performance, refer to "Compensation Discussion and Analysis" beginning on page 25.

Pay Versus Performance Table

Year	Summary Compensation Table Total for First PEO ($)(1)(2)	Summary Compensation Table Total for Second PEO ($)(1)(2)	Compensation Actually Paid to First PEO ($)(1)(3)	Compensation Actually Paid to Second PEO ($)(1)(3)	Average Summary Compensation Table Total for Non-PEO NEOs ($)(1)(4)	Average Compensation Actually Paid to Non-PEO NEOs ($)(1)(3)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return ($)(5)	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return ($)(6)	Net Income ($ Millions)(7)	Adjusted EBITDA ($ Millions)(8)
2023	—	6,721,355	—	7,642,078	1,954,108	2,094,025	69	137	(154.1)	272.0
2022	—	7,028,222	—	3,969,021	2,658,920	678,130	61	118	241.2	231.2
2021	4,736,187	8,420,877	3,227,659	10,028,492	2,615,880	2,711,700	73	141	66.5	434.2
2020	5,847,463	—	7,717,959	—	1,963,108	2,365,166	87	111	0.5	375.3

(1) James P. Hallett was our PEO in 2020 (First PEO). In 2021, Peter J. Kelly became our PEO effective April 1, 2021 (Second PEO), and Mr. Hallett stepped down from the PEO role on March 31, 2021. Mr. Kelly was our PEO in 2022 and 2023. The Non-PEO NEOs included in these columns reflect the following:

- 2023: Brad S. Lakhia; Scott A. Anderson; James P. Coyle; Sriram Subrahmanyam; James E. Money; and Justin T. Davis.
- 2022: Eric M. Loughmiller; James P. Hallett; James P. Coyle; Sriram Subrahmanyam; John C. Hammer; and Thomas J. Fisher.
- 2021: Eric M. Loughmiller; John C. Hammer; Justin T. Davis; and James P. Coyle.
- 2020: Eric M. Loughmiller; Peter J. Kelly; John C. Hammer; and Thomas J. Fisher.

(2) Amounts reflect the total compensation for our PEOs, as reported in the Summary Compensation Table for the applicable fiscal year.

(3) Amounts reflect the CAP to our PEOs and the average CAP to our Non-PEO NEOs, as computed in accordance with Item 402(v). Equity values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. As provided in Item 402(v), the adjustments in the table below were made to our PEO's and to the average Non-PEO NEO's total compensation reported in the Summary Compensation Table for 2023 to determine the compensation actually paid to our PEO and the average compensation actually paid to Non-PEO NEOs for 2023 for purposes of this disclosure.

Summary Compensation Table ("SCT") Total for PEO and Non-PEO NEOs	2023 PEO	2023 Non-PEO NEOs
SCT Total	**$6,721,355**	**$1,954,108**
Adjustments for stock awards and option awards		
(Deduct): Aggregate value for stock awards and option awards included in SCT Total for the covered fiscal year	$(4,783,508)	$(897,285)
Add: Fair value at year end of awards granted during the covered fiscal year that were outstanding and unvested at the covered fiscal year end	$4,966,098	$898,217
Add (Deduct): Year-over-year change in fair value at covered fiscal year end of awards granted in any prior fiscal year that were outstanding and unvested at the covered fiscal year end	$2,061,529	$297,793
Add: Vesting date fair value of awards granted and vested during the covered fiscal year	—	$368
Add (Deduct): Change as of the vesting date (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year for which vesting conditions were satisfied during the covered fiscal year	$94,056	$14,165
(Deduct): Fair value at end of prior fiscal year of awards granted in any prior fiscal year that failed to meet the applicable vesting conditions during the covered fiscal year	$(1,417,452)	$(173,341)
Add: Dividends or other earnings paid on awards in the covered fiscal year prior to vesting if not otherwise included in the SCT Total for the covered fiscal year	—	—
CAP Amounts (as calculated)	**$7,642,078**	**$2,094,025**

(4) Amounts reflect the average compensation for our non-PEO NEOs, as reported in the Summary Compensation Table for the applicable fiscal year.

(5) The amounts in this column assume the investment of $100 on December 31, 2019 in the Company's common stock and reinvestment of all dividends since that date.

(6) The amounts in this column assume the investment of $100 on December 31, 2019 in the S&P SmallCap 600 Index, which we also utilize in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Report on Form 10-K for the year ended December 31, 2023.

(7) Amounts reflect the Company's net income as reported in the Company's audited financial statements for the applicable year.

(8) Adjusted EBITDA (a non-GAAP measure), as defined on page 33, was selected as the 2023 "Company-Selected Measure" as defined in Item 402(v).

Relationship Between CAP and Performance

The following charts set forth the relationship between our PEO's and Non-PEO NEOs' CAP to (i) our TSR and S&P SmallCap 600 Index TSR, (ii) our net income, and (iii) our Adjusted EBITDA, over the four-year period from 2020 through 2023, each as set forth in the table above.*

CAP vs. TSR



$10,000,000
$5,000,000
$0
Compensation Actually Paid ("CAP")
$160
$140
$120
$100
$80
$60
$40
$20
$0
Total Shareholder Return ("TSR")
2020
2021
2022
2023
PEO CAP
NON-PEO NEO Average CAP
OPENLANE TSR
Peer Group TSR

CAP vs. Net Income



$10,000,000
$5,000,000
$0
Compensation Actually Paid ("CAP")
$300,000,000
$250,000,000
$200,000,000
$150,000,000
$100,000,000
$50,000,000
$0
-$50,000,000
-$100,000,000
-$150,000,000
-$200,000,000
Net Income
2020
2021
2022
2023
PEO CAP
NON-PEO NEO Average CAP
Net Income

Proxy Statement



CAP vs. Adjusted EBITDA

* PEO CAP for 2021 reflects the aggregate average 2021 CAP for Messrs. Kelly and Hallett, who each served as a PEO during a portion of 2021.

Financial Performance Measures

In accordance with Item 402(v) requirements, we are providing the following unranked list of the financial performance measures that the Company considers to have been most important in linking the CAP to the PEO and Non-PEO NEOs in 2023 as set forth in the table above and Company performance:

- Adjusted EBITDA
- Stock Price
- Relative Total Shareholder Return



PROPOSAL 4 — APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE KAR AUCTION SERVICES, INC. AMENDED AND RESTATED 2009 OMNIBUS STOCK AND INCENTIVE PLAN

Overview

We are seeking stockholder approval to amend and restate our Omnibus Plan to increase the number of shares of the Company's common stock (the "Shares") reserved for issuance under the Omnibus Plan by an additional 4,000,000 shares and reflect our new corporate name. The Board approved the amendment and restatement of our Omnibus Plan ("Revised Omnibus Plan") on April 24, 2024, subject to stockholder approval. The affirmative vote of a majority of the shares present and entitled to vote at the 2024 annual meeting is required to approve the Revised Omnibus Plan.

We believe appropriate equity incentives are important (i) to attract and retain the highest caliber individuals, (ii) to link incentive reward to Company performance, (iii) to encourage employee ownership in the Company, and (iv) to align the interests of participants to those of our stockholders, including incentivizing the creation of long-term stockholder value. Stockholder approval of the Revised Omnibus Plan will enable us to continue to provide such incentives to our key personnel. If the Revised Omnibus Plan is not approved, the Omnibus Plan will remain in effect in accordance with its present terms, but we may not be able to provide persons eligible for awards with compensation packages that are necessary to attract, retain and motivate these individuals. The authorization of additional shares is critical to our ability to attract and retain key personnel and continue to provide them with strong incentives to contribute to the Company's future success.

Our Revised Omnibus Plan includes several provisions that are designed to protect stockholder interests and promote effective corporate governance, including:

- ✓ No re-pricing of stock options or SARs without prior stockholder approval;

- ✓ No "liberal share recycling" of stock options or SARs;

- ✓ No discounted stock options or SARs (minimum 100% fair market value exercise price);

- ✓ Maximum term for stock options and SARs is 10 years;

- ✓ One-year minimum vesting for equity awards;

- ✓ No dividends can be paid on unvested awards;

- ✓ No "liberal" change in control definition or automatic "single-trigger" change in control vesting;

- ✓ No "evergreen" share increases or automatic "reload" awards;

- ✓ Non-employee director compensation limits; and

- ✓ Clawback policy applicable to awards under the Revised Omnibus Plan.

Share Usage and Key Equity Grant Data

While equity incentive awards are an important part of our pay-for-performance compensation program, our Board and Compensation Committee are mindful of their responsibility to our stockholders to exercise judgment in granting equity-based awards. We review a number of relevant metrics to assess the cumulative impact of our equity compensation programs, including burn rate and overhang.

OPENLANE

Proxy Statement

The annual share usage under the Omnibus Plan for the last three fiscal years and the overhang for 2023 was as follows:

	2021	2022	2023
Burn Rate[1]	2.06%	1.48%	1.24%
Overhang[2]	—	—	9.20%

(1) Burn rate represents (a) RSUs, PRSUs and stock options granted divided by (b) the basic weighted average common shares outstanding for the applicable fiscal year.

(2) Overhang represents (a) total plan shares divided by (b) (i) total plan shares plus (ii) common shares outstanding, where (a) total plan shares equals the sum of (i) the number of shares available for future grants plus (ii) the number of RSUs, PRSUs and stock options outstanding.

The following table includes information regarding outstanding equity awards and Shares available for future awards under the Omnibus Plan as of March 31, 2024:

Number of shares available for future grants:	2,525,901
Number of granted but unvested full-value awards:[1]	3,506,268
Number of granted but unexercised stock options:	4,555,407
Weighted average exercise price of outstanding stock options:	$15.94
Weighted average remaining term of outstanding stock options:	7.2 years

(1) Full-value awards represent RSUs and PRSUs.

Equity Compensation Plan Information

The following table sets forth the aggregate information of our equity compensation plans, including the Omnibus Plan, in effect as of December 31, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted average exercise price of outstanding options, warrants and rights[2]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)[3]
Equity compensation plans approved by security holder(s)	8,167,992	$15.82	3,718,228
Equity compensation plans not approved by security holders	—	—	—
Total	8,167,992	$15.82	3,718,228

(1) Includes service options, market options, PRSUs and RSUs issued under the Omnibus Plan (excluding dividend equivalents). The amount of PRSUs outstanding at target of 1,578,595 have been included.

(2) Awards issued by the Company have exercise prices ranging from $11.02 to $18.23. The weighted-average price in the table above only reflects the weighted-average exercise price of outstanding options. The weighted-average exercise price does not include the PRSUs or RSUs.

(3) The number of securities available for future issuance includes (a) 2,784,555 shares of common stock that may be issued under the Omnibus Plan; and (b) 933,673 shares of common stock that may be issued under the KAR Auction Services, Inc. Amended and Restated Employee Stock Purchase Plan.

Proposed Amendments to the Omnibus Plan

The proposed amendments include ensuring that a sufficient reserve of Shares remains available for issuance under the Revised Omnibus Plan in order to allow the Company to continue to use equity incentives to attract and retain the services of key employees and directors. As further described in the "Compensation Discussion and Analysis" section beginning on page 25, the Company relies on equity incentives for employees and directors in order to maintain a competitive equity compensation program and further align the interests of our employees and directors with those of our stockholders. The Revised Omnibus Plan increases the number of shares that remain available for issuance from 2,525,901 Shares as of March 31, 2024, to 6,525,901 Shares.



The proposed amendments also update references to our former corporate name, KAR Auction Services, Inc., to OPENLANE, Inc.

Summary of Revised Omnibus Plan

Below is a summary of certain material terms and provisions of the Revised Omnibus Plan. This summary is not intended to be a complete description of the Revised Omnibus Plan and is qualified in its entirety by reference to the complete text of our Revised Omnibus Plan, which is included as Annex I to this proxy statement.

Purpose. The purpose of the Revised Omnibus Plan is to provide an additional incentive to participants whose contributions are essential to the growth and success of our business, in order to strengthen the commitment of such persons to the Company, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in our long-term growth and profitability.

Administration. The Revised Omnibus Plan will be administered and interpreted by the Board or a committee appointed by the Board (the "Committee"), who will have the power and authority, without limitation, to establish such rules and regulations as it deems necessary for the proper administration of the Revised Omnibus Plan, including the ability to construe and interpret the terms and provisions of the Revised Omnibus Plan and any award issued thereunder and to otherwise supervise the administration of the Revised Omnibus Plan and to exercise all powers and authorities necessary and advisable in the administration of the Revised Omnibus Plan.

Eligibility. The employees, directors and independent contractors and consultants of the Company and its affiliates who are chosen by the Committee are eligible to receive awards under the Revised Omnibus Plan. As of March 31, 2024, there were approximately 4,578 employees, 9 non-employee directors and 73 independent contractors and consultants of the Company and its affiliates. While independent contractors and consultants of the Company are eligible to participate in the Revised Omnibus Plan (subject to certain SEC limitations), the Company's current practice is to not grant equity awards to independent contractors and consultants.

Shares Available for Awards. Subject to adjustment as provided in the Revised Omnibus Plan, the aggregate number of Shares reserved and available for issuance pursuant to awards granted under the Revised Omnibus Plan is 6,525,901, which will consist of 4,000,000 Shares not previously authorized for issuance plus 2,525,901 Shares remaining available for issuance but not subject to outstanding awards as of March 31, 2024. Any Shares subject to an award under the Revised Omnibus Plan that are forfeited, canceled, settled or otherwise terminated without a distribution of Shares to a participant will be available for issuance under the Revised Omnibus Plan. If (i) Shares otherwise issuable or issued in respect of, or as part of, any award other than stock options and SARs (as defined below) are withheld to cover taxes, such Shares shall not be treated as having been issued under the Revised Omnibus Plan and shall again be available for issuance under the Revised Omnibus Plan, (ii) Shares otherwise issuable or issued in respect of, or as part of, any award of stock options or SARs are withheld to cover taxes or the exercise price of such award, such Shares shall be treated as having been issued under the Revised Omnibus Plan and shall not be available for issuance under the Revised Omnibus Plan. In addition, Shares tendered to exercise outstanding stock options or other awards or to cover applicable taxes on awards of stock options and SARs shall not be available for issuance under the Revised Omnibus Plan, but Shares tendered to cover applicable taxes on awards other than stock options and SARs shall be available for issuance under the Revised Omnibus Plan.

Individual Award Limits. Non-employee directors may not be granted awards exceeding $750,000 in total value in any calendar year, when aggregated with such non-employee director's cash fees with respect to such calendar year.

Minimum Vesting. Awards granted under the Revised Omnibus Plan that settle in Shares (other than awards representing a maximum of five percent (5%) of the Shares reserved for issuance under the Revised Omnibus Plan, as adjusted) shall be granted subject to a minimum time-vesting period of at least twelve (12) months.

Award Types. Benefits granted under the Revised Omnibus Plan may be granted in any one or a combination of stock options, share appreciation rights ("SARs"), restricted shares, other share-based award, or other cash-based awards. Stock options, restricted shares and other share-based awards or cash awards may, as determined by the Committee in its discretion, constitute performance-based awards, which are described in greater detail below.



- **Stock Options.** Nonqualified stock options, which are not intended to qualify for special tax treatment under the Code, may be granted under the Revised Omnibus Plan. The Committee is authorized to set the terms of an option, including exercise price and the time and method of exercise, but is prohibited from repricing options without stockholder approval. The exercise price applicable to option awards must be at least equal to the fair market value of a share of the Company's common stock on the applicable grant date, generally determined based on the closing sale price on the New York Stock Exchange on the grant date.

- **SARs.** A SAR entitles the holder to receive an amount equal to the difference between the fair market value of a specified number of shares on the exercise date and the exercise price of the SAR set by the Committee as of the date of grant. The exercise price applicable to SAR awards must be at least equal to the fair market value of a share of the Company's common stock on the applicable grant date, generally determined based on the closing sale price on the New York Stock Exchange on the grant date. The Committee is authorized to set the terms of the SARs, including the time and method of exercise, but is prohibited from repricing SARs without stockholder approval.

- **Restricted Shares.** Awards of restricted shares are subject to restrictions on transferability and such other restrictions, if any, as the Committee may impose on the date of grant or thereafter. Such restrictions may lapse under circumstances as the Committee may determine, such as completion of a specified period of continued employment or upon the achievement of performance criteria. Except as otherwise determined by the Committee, eligible participants who are granted restricted shares will have all of the rights of a stockholder with respect to such restricted shares during any period of restriction.

- **Other Share-Based Awards or Cash-Based Awards.** The Committee may also grant rights or other interests that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, our common stock, including, but not limited to, unrestricted shares, restricted stock units, dividend equivalents or performance units, each of which may be subject to the achievement of performance objectives or a period of continued employment or other terms or conditions as permitted under the Revised Omnibus Plan.

Performance-Based Awards. As determined by the Committee in its sole discretion, the granting or vesting of any performance-based awards will be based on achievement of performance objectives that are based on one or more of the business criteria described below, with respect to one or more business units or OPENLANE and its subsidiaries as a whole: (i) earnings, including one or more of operating income, amortization, adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share; (ii) pre-tax income or after-tax income; (iii) earnings per share; (iv) operating profit; (v) revenue, revenue growth or rate of revenue growth; (vi) return on assets, return on investment, return on capital or return on equity; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation (including total stockholder return, on an absolute basis or relative to a peer group or other index selected by the Committee); (x) cash flow, free cash flow, cash flow return on investment, net cash provided by operations or cash flow in excess of cost of capital; (xi) implementation or completion of critical projects or processes; (xii) cumulative earnings per share growth; (xiii) operating margin or profit margin; (xiv) cost targets, reductions and savings, productivity and efficiencies; (xv) strategic business criteria; (xvi) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and (xvii) any combination of, or a specified increase in, any of the foregoing. Such business criteria may be adjusted to account for unusual or infrequently occurring items or changes in accounting.

Change in Control. Unless the Board or Committee determines otherwise, if there is a change in control, any unvested and outstanding awards may be assumed or replaced by the Company or its successor with a substantially similar equity or cash incentive award and the same vesting terms as the unvested award. Except as would otherwise result in adverse tax consequences under Section 409A of the Internal Revenue Code, if: (i) any unvested and outstanding awards held by a participant are assumed or replaced in a change in control and the participant's employment with the Company or its successor is terminated without cause or by the participant for good reason (if applicable) prior to the second anniversary of the change in control, or (ii) any unvested and outstanding awards are not assumed or replaced by the Company or its successor upon the change in control, then any unvested or unexercisable portion of any award carrying a right to exercise will become fully vested and exercisable and the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award granted under



the Revised Omnibus Plan will lapse and the awards will be deemed fully vested and any performance conditions imposed with respect to such awards will be deemed to be fully achieved at the target level of performance.

Changes in Capitalization. If the Committee determines that a share dividend, special dividend (including cash dividends), recapitalization, share split, reverse split, reorganization, merger, consolidation, spin-off, repurchase, share exchange, or other similar corporate transaction affects the shares such that an adjustment is appropriate in order to prevent the dilution of the rights of participants, the Committee may make such equitable changes as it deems appropriate.

Transferability. Awards granted under the Revised Omnibus Plan are generally not transferable, and all rights with respect to an award granted to a participant will generally be available during a participant's lifetime only to the participant (or the participant's guardian or legal representative).

Clawback and Recoupment. Awards issued under the Revised Omnibus Plan are subject to the Company's clawback policy, which provides for the recovery of incentive compensation in the event the Company is required to prepare an accounting restatement. In such an event, the executive officer would be required to repay to the Company the excess amount of incentive compensation received under the inaccurate financial statement.

Term, Amendment and Termination. The Revised Omnibus Plan will terminate as to future awards on June 7, 2034. Our Board or the Committee may amend, alter or terminate the Revised Omnibus Plan at any time, but no amendment, alteration, or termination shall be made that would impair the rights of a participant under any award theretofore granted without such participant's consent. Approval of our stockholders will be obtained for any amendment that would require such approval in order to satisfy the requirements of any rules of the stock exchange on which the common stock is traded or other applicable law. Subject to the terms and conditions of the Revised Omnibus Plan, the Board or the Committee may modify, extend or renew outstanding awards under the Revised Omnibus Plan, or accept the surrender of outstanding awards (to the extent not already exercised) and grant new awards in substitution of them (to the extent not already exercised). No alteration, modification or termination of an award will, without the prior written consent of the participant, adversely alter or impair any rights or obligations under any award already granted under the Revised Omnibus Plan.

Summary of U.S. Federal Income Tax Consequences

The following is a brief summary of the U.S. federal income tax treatment that generally apply to Revised Omnibus Plan awards. The description is based on current federal tax laws, rules and regulations, which are subject to change, and does not purport to be a complete description of the federal income tax aspects of the Revised Omnibus Plan. This summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

Nonqualified Stock Options. The grant of a nonqualified stock option will not result in taxable income to the participant. The participant will generally realize ordinary income at the time of exercise in an amount equal to the excess, if any, of the then fair market value of the stock acquired over the exercise price for those shares, and we will generally be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares will generally be treated as capital gains or losses, with the basis in such stock equal to the fair market value of the shares at the time of exercise.

SARs. The grant of a SAR will not result in taxable income to the participant at the time of the grant. The participant will generally realize ordinary income at the time of exercise in an amount equal to the amount of cash or the fair market value of the shares paid upon exercise, and we will generally be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of any shares received will generally be treated as capital gains or losses, with the basis in such stock equal to the fair market value of the shares at the time of exercise.

Restricted Stock. A grant of restricted stock will not result in taxable income to the participant at the time of grant, and we will not be entitled to a corresponding deduction, assuming that the shares are subject to transferability restrictions and that certain restrictions on the shares constitute a "substantial risk of forfeiture" for federal income tax purposes. Upon vesting, the holder will generally realize ordinary income in an amount equal to the then fair market value of the vested shares, and we should be entitled to a corresponding deduction. Gains or losses realized by the participant upon subsequent disposition of such shares will generally be treated as capital gains or losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting. Dividends paid to the holder of restricted stock during the restricted period also should/will be compensation income to the participant, and we will generally be entitled to a corresponding deduction when the dividends no longer are subject to a substantial risk of forfeiture or become transferable. A participant may elect pursuant to Section 83(b) of the Code to have income recognized at the date a restricted stock award is granted and to have the applicable capital gain holding period commence as of that date. In such a case, we will be entitled to a corresponding deduction on the date of grant.

Other Share-Based Awards—Restricted Stock Units and Performance Units. A grant of restricted stock units or performance units will generally not result in taxable income to the participant at the time of grant, and we will generally not be entitled to a corresponding deduction. Upon vesting and issuance of the underlying shares, the holder will generally realize ordinary income in an amount equal to the then fair market value of the issued shares, and we should be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains or losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting and issuance. Dividend equivalents paid to the holder of restricted stock units during the restricted period also will generally be compensation income to the participant, and we should be entitled to a corresponding deduction when the dividend equivalents are paid. No election pursuant to Section 83(b) of the Code may be made with respect to restricted stock units and performance units.

Other Share-Based Awards. With respect to grants of other share-based awards (other than restricted stock units or performance units), upon payment of cash or the vesting or issuance of the underlying shares, the participant will generally realize ordinary income in an amount equal to the cash received or the then fair market value of the issued shares, and we will generally be entitled to a corresponding deduction. Gains or losses realized by the participant upon subsequent disposition of such shares will be treated as capital gains or losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting and issuance.

Other Cash-Based Awards. A participant will generally have taxable compensation equal to the amount of the cash award on the date the award is vested and paid to the participant. The Company will generally be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes.

Section 162(m) of the Internal Revenue Code. Section 162(m) denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1,000,000. It is possible that compensation attributable to awards under the Revised Omnibus Plan, whether alone or combined with other types of compensation received by a covered employee from us, may cause this limitation to be exceeded in any particular year.

Section 409A of the Internal Revenue Code. Certain types of awards under the Revised Omnibus Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Internal Revenue Code. Unless certain requirements set forth in Section 409A of the Internal Revenue Code are satisfied, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest penalties and additional state taxes). To the extent applicable, the Revised Omnibus Plan and awards granted under the Revised Omnibus Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Internal Revenue Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Internal Revenue Code. To the extent determined necessary or appropriate by the plan administrator, the Revised Omnibus Plan and applicable award agreements may be amended to further comply with Section 409A of the Internal Revenue Code or to exempt the applicable awards from Section 409A of the Internal Revenue Code.

New Plan Benefits

If our stockholders approve this Proposal, the Shares reserved for issuance under the Revised Omnibus Plan would become available for issuance in respect of equity awards to eligible plan participants. Because benefits under the Revised Omnibus Plan will depend on the Board's or Committee's actions and the fair market value of our common stock at various future dates, it is not possible to determine the benefits that will be received by directors, executive officers and other employees if the Revised Omnibus Plan is approved by the stockholders. No grants or awards have been made by the Board or the Committee to date subject to stockholder approval.

Pursuant to our director compensation program and Policy on Granting Equity Awards, our eligible non-employee directors will each receive, on the day of the 2024 annual meeting, an annual restricted stock grant valued at $170,000. We expect to grant $850,000 in restricted stock to our non-employee directors as a group. The number of shares of our common stock received will be based on the value of the shares on the date of the restricted stock grant.

Except as noted above, any further awards under the Revised Omnibus Plan will be determined by the Board or the Committee in its discretion and are therefore not determinable at this time.

Existing Plan Benefits

The following table sets forth information with respect to outstanding stock options held by the specific individuals and groups set forth below under the Omnibus Plan as of March 31, 2024. No current director nominee, nor associates of any director, executive officer or director nominee hold any stock options under the Omnibus Plan. As of March 31, 2024, our last closing stock price was $17.30.

Name and Position	Stock Options
Peter J. Kelly, Chief Executive Officer	1,473,513
Brad S. Lakhia, Executive Vice President and Chief Financial Officer	266,108
Scott A. Anderson, Chief Accounting Officer and Former Interim Chief Financial Officer	—
James P. Coyle, Executive Vice President and President, North American Marketplaces	353,774
Sriram Subrahmanyam, Executive Vice President, Operations and President, Services & International Markets	442,055
James E. Money, Former President of AFC	230,764
Justin T. Davis, Former President of BacklotCars	39,139
All current executive officers as a group	590,826
All current non-employee directors as a group	738,691
All employees, excluding all current executive officers, as a group	414,280

 **The Board of Directors recommends that you vote FOR the approval of the amended and restated Omnibus Plan.**

Proxies solicited by the Board of Directors will be voted "FOR" the approval of the amended and restated Omnibus Plan.



RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Audit Committee has appointed KPMG LLP ("KPMG") to serve as the Company's independent registered public accounting firm for its fiscal year ending December 31, 2024. The Audit Committee and the Board seek to have the stockholders ratify the Audit Committee's appointment of KPMG, which has served as the Company's independent registered public accounting firm since 2007.

Although the Company is not required to seek stockholder approval of this appointment, the Board believes it is sound corporate governance to do so. If the appointment of KPMG is not ratified by the stockholders, the Audit Committee will consider the vote of the Company's stockholders and may appoint another independent registered public accounting firm or may decide to maintain its appointment of KPMG. Ratification of the appointment of our independent registered public accounting firm requires the affirmative vote of a majority of the shares present and entitled to vote at the 2024 annual meeting.

Representatives of KPMG will be present at the 2024 annual meeting and will have the opportunity to make a statement, if they desire to do so, and to respond to appropriate questions.

 **The Board of Directors recommends that you vote FOR the ratification of the appointment of KPMG as our independent registered public accounting firm for 2024.**

Proxies solicited by the Board of Directors will be voted "FOR" the ratification of the appointment of KPMG as our independent registered public accounting firm for 2024 unless stockholders specify a contrary vote.


Proxy Statement

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is currently comprised of three independent directors, each of whom satisfies the independence requirements of Section 10A of the Exchange Act and Rule 10A-3 thereunder. The Audit Committee oversees our financial reporting process on behalf of the Board and serves as the primary communication link between the Board as the representative of our stockholders, KPMG as our independent auditor, and our internal auditors. Our management has the primary responsibility for our financial statements and the reporting process, including the systems of internal controls and for assessing the effectiveness of internal controls over financial reporting. The Audit Committee, at least quarterly, meets with the Company's Chief Financial Officer, the Company's head of Internal Audit and representatives of KPMG and conducts separate executive sessions to discuss the audited consolidated financial statements, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting and compliance programs.

In fulfilling its responsibilities during the fiscal year, the Audit Committee reviewed and discussed with management the consolidated financial statements and related financial statement disclosures included in our Quarterly Reports on Form 10-Q and the audited consolidated financial statements and related financial statement disclosures included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023. Also, the Audit Committee reviewed with the independent auditors their judgments as to both the quality and the acceptability of our accounting policies. The Audit Committee's review with the independent auditors included a discussion of the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. KPMG has provided the Audit Committee written disclosures and all communications required under PCAOB standards, including those concerning independence, and the Audit Committee has discussed those disclosures with KPMG. The Audit Committee has also reviewed non-audit services performed by KPMG and considered whether KPMG's provision of non-audit services was compatible with maintaining its independence from the Company.

The Audit Committee discussed with our internal auditors and independent auditors the overall scope and plans for their respective audits and reviewed our plans for compliance with management certification requirements pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee met with the internal auditors and independent auditors, with and without management present, to discuss the results of the auditors' examinations, their evaluations of our internal controls, including a review of the disclosure control process, and the overall quality of our financial reporting. Management represented to the Audit Committee that the Company's consolidated audited financial statements as of and for the fiscal year ended December 31, 2023 were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and the independent auditors. The Audit Committee, or the Chair of the Audit Committee, also pre-approved all audit and non-audit services provided by the independent auditors during and relating to fiscal year 2023. In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

The Audit Committee evaluates the performance of the independent auditors each year and determines whether to re-engage the current independent auditors or consider other audit firms. To assist in the evaluation of KPMG's performance for the 2023 audit, the Audit Committee conducted a comprehensive evaluation, which included obtaining input from certain members of management, assessing KPMG's independence, technical expertise, industry knowledge, adequacy of audit approach and scope, appropriateness of fees, and service and communication with management and the Audit Committee. The results of this evaluation were discussed with the KPMG engagement partner. The Audit Committee reviews with our Chief Financial Officer and the head of Internal Audit, the overall audit scope and plans, the results of internal and external audit examinations, evaluations by management and the independent auditors of our internal control over financial reporting, the quality of our financial reporting and the ability of the independent auditors to remain independent. Based on these evaluations, the Audit Committee approved the engagement of KPMG as our independent auditors for fiscal year 2024.

Although the Audit Committee has the sole authority to appoint the independent auditors, the Audit Committee has continued its long-standing practice of recommending that the Board ask our stockholders to ratify the appointment of the independent auditors at our annual meeting of stockholders.



AUDIT COMMITTEE





J. Mark Howell, *Chair*   Michael T. Kestner   Mary Ellen Smith

FEES PAID TO KPMG LLP

The following table sets forth the aggregate fees charged to the Company by KPMG for audit services rendered in connection with the audit of our consolidated financial statements and reports for 2023 and 2022 and for other services rendered during 2023 and 2022 to the Company and its subsidiaries, as well as all out-of-pocket costs incurred in connection with these services:

Fee Category	2023	2022
Audit Fees[1]	$2,894,145	$2,942,959
Audit-Related Fees[2]	426,950	1,099,265
Tax Fees[3]	110,000	122,500
All Other Fees[4]	1,780	1,905
Total Fees	$3,432,875	$4,166,629

(1) **Audit Fees:** Consists of fees for professional services rendered for the audit of our consolidated financial statements, review of the interim condensed consolidated financial statements included in the Company's quarterly reports, the audit of our internal controls over financial reporting and services that are normally provided by independent registered public accounting firms in connection with statutory and regulatory filings or engagements, and attest services, except those not required by statute or regulation.

(2) **Audit-Related Fees:** Consists principally of fees for professional services rendered for Service Organization Control 1 reporting as well as the carve-out audit of the ADESA U.S. physical auction business for the year ended December 31, 2021.

(3) **Tax Fees:** Consists of fees for various tax planning projects.

(4) **All Other Fees:** Consists principally of a license to use KPMG's accounting research software.

AUDIT COMMITTEE PRE-APPROVAL POLICY

The Company's independent registered public accounting firm fee pre-approval policy provides for an annual process through which the Audit Committee evaluates the nature and scope of the audit prior to the commencement of the audit. The Audit Committee also evaluates audit-related, tax and other services that are proposed, along with the anticipated cost of such services. The Audit Committee reviews schedules of specific services to be provided. If other services are provided outside of this annual process, under the policy they may be (i) pre-approved by the Audit Committee at a regularly scheduled meeting; or (ii) pre-approved by the Chair of the Audit Committee, acting between meetings and reporting back to the Audit Committee at the next scheduled meeting. All audit fees, audit-related fees, tax fees and all other fees described above were approved by the Audit Committee or the Chair of the Audit Committee before such services were rendered.


Proxy Statement

RELATED PERSON TRANSACTIONS

Review and Approval of Transactions with Related Persons

Pursuant to our written related person transactions policy, the Company reviews relationships and transactions in which the Company, or one of its business units, and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest.

In the course of the review and approval of a related person transaction, the Board or the Audit Committee may consider the following factors:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of transaction;
- the importance of the transaction to the related person;
- the importance of the transaction to the Company;
- whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and
- any other matters that we deem appropriate.

Transactions in which the amount involved exceeds $120,000 in which the Company, or one of its business units, was a participant and a related person had a direct or indirect material interest are required to be disclosed in this proxy statement. Except for the transactions set forth below, there were no related person transactions identified since January 1, 2023.

Series A Preferred Stock

On June 10, 2020, we issued 500,000 shares of Series A Preferred Stock to Ignition Acquisition Holdings LP, a Delaware limited partnership and affiliate fund of Apax, for an aggregate purchase price of $500 million, or $1,000 per share, in a private offering pursuant to the Investment Agreement, dated as of May 26, 2020, by and between the Company and the Apax Investor, an affiliate of Ignition Acquisition Holdings LP (the "Apax Investment Agreement"). On June 10, 2020 and June 29, 2020, we issued an aggregate of 50,000 shares of Series A Preferred Stock to Periphas Kanga Holdings, LP ("Periphas"), a Delaware limited partnership and affiliate of Periphas Capital GP, LLC ("Periphas Capital"), for an aggregate purchase price of $50 million, or $1,000 per share, in private offerings pursuant to the Investment Agreement, dated as of May 26, 2020, by and between the Company and Periphas Capital (the "Periphas Investment Agreement" and, together with the Apax Investment Agreement, the "Investment Agreements").

The Series A Preferred Stock ranks senior to our common stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The holders of the Series A Preferred Stock are entitled to a cumulative dividend at the rate of 7% per annum, payable quarterly in arrears. Dividends are payable in kind through the issuance of additional shares of Series A Preferred Stock for the first eight dividend payments, and thereafter, in cash or in kind, or in any combination of both, at our option. The holders of the Series A Preferred Stock are also entitled to participate in dividends declared or paid on our common stock on an as-converted basis.

The Series A Preferred Stock is currently convertible at the option of the holders thereof into shares of common stock at a conversion price of $17.75 per share of Series A Preferred Stock and a conversion rate of 56.3380 shares of common stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments. At any time after June 10, 2023, if the closing price of the common stock exceeds $31.0625 per share, as may be adjusted pursuant to the Certificate of Designations, for at least 20 trading days in any period of 30 consecutive trading days, at our election, all or any portion of the Series A Preferred Stock will be convertible into the relevant number of shares of common stock.

The holders of the Series A Preferred Stock are entitled to vote with the holders of our common stock as a single class on all matters submitted to a vote of the holders of our common stock.



At any time after June 10, 2026, we may redeem some or all of the Series A Preferred Stock for a per share amount in cash equal to: (i) the sum of (x) the liquidation preference thereof, plus (y) all accrued and unpaid dividends, multiplied by (ii) (A) 105% if the redemption occurs at any time after June 10, 2026 and prior to June 10, 2027 (B) 100% if the redemption occurs on or after June 10, 2027.

Upon the occurrence of a change of control, and subject to certain limitations set forth in the Certificate of Designations, each holder of the Series A Preferred Stock will either (i) receive such number of shares of common stock into which such holder is entitled to convert all or a portion of such holder's shares of Series A Preferred Stock at the then current conversion price, (ii) receive, in respect of all or a portion of such holder's shares of Series A Preferred Stock, the greater of (x) the amount per share of Series A Preferred Stock that such holder would have received had such holder, immediately prior to such change of control, converted such share of Series A Preferred Stock into common stock and (y) a purchase price per share of Series A Preferred Stock, payable in cash, equal to the product of (A) 105% multiplied by (B) the sum of the liquidation preference and accrued dividends with respect to such share of Series A Preferred Stock, or (iii) unless the consideration in such change of control event is payable entirely in cash, retain all or a portion of such holder's shares of Series A Preferred Stock.

For so long as the Apax Investor or its affiliates beneficially own at least 25% of the shares of Series A Preferred Stock originally purchased pursuant to the Apax Investment Agreement on an as-converted basis, the Apax Investor will continue to have the right to appoint one individual to the Board. Additionally, so long as the Apax Investor or its affiliates beneficially own at least 50% of the shares of Series A Preferred Stock originally purchased pursuant to the Apax Investment Agreement on an as-converted basis, the Apax Investor will have the right to appoint one non-voting observer to the Board. Likewise, so long as Periphas beneficially owns a certain percentage of the shares of Series A Preferred Stock purchased in the Periphas issuance on an as-converted basis, Periphas will have the right to appoint one non-voting observer to the Board.

The Apax Investor and certain of its affiliates are subject to certain standstill restrictions, until the later of June 10, 2023 and the date on which the Apax Investor no longer beneficially owns 25% of the shares of Series A Preferred Stock originally purchased pursuant to the Apax Investment Agreement on an as-converted basis. Periphas is also subject to certain standstill restrictions, until the later of June 10, 2023 and the date on which Periphas no longer owns 50% of the shares of Series A Preferred Stock purchased in the Periphas issuance on an as-converted basis.

The Apax Investor, its affiliates and Periphas have certain customary registration rights with respect to shares of the Series A Preferred Stock and the shares of the common stock held by it issued upon any future conversion of the Series A Preferred Stock. Pursuant to these rights, on February 18, 2021 and again on February 22, 2024, the Company filed a shelf registration statement on Form S-3 with the SEC to register for resale an aggregate of (i) 634,305 shares of Series A Preferred Stock and (ii) the total number of shares of common stock issuable upon conversion of all such shares of Series A Preferred Stock (35,735,493 shares on the expired registration statement and 36,051,606 shares on the replacement registration statement). Under the registration statement, Ignition Acquisition Holdings LP and Periphas may offer and sell shares of Series A Preferred Stock or shares of common stock in public or private transactions, or both. These sales may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices.

At the close of business on April 9, 2024, the record date, Ignition Acquisition Holdings LP and Periphas held 576,645 and 57,660 shares of our Series A Preferred Stock, respectively, which shares represented approximately 23.1% and 2.9% of our common stock on an as-converted basis.

REQUIREMENTS, INCLUDING DEADLINES, FOR SUBMISSION OF PROXY PROPOSALS

Nomination of Directors and Other Business of Stockholders

In order to submit stockholder proposals for inclusion in our proxy statement related to the 2025 annual meeting of stockholders pursuant to SEC Rule 14a-8, materials must be received by the Secretary at the Company's principal executive office at OPENLANE, Inc., Secretary, 11299 North Illinois Street, Suite 500, Carmel, Indiana 46032 no later than December 27, 2024.

The proposals must comply with all of the requirements of SEC Rule 14a-8. Proposals should be addressed to: Charles S. Coleman, EVP, Chief Legal Officer and Secretary, OPENLANE, Inc., 11299 North Illinois Street, Suite 500, Carmel, Indiana 46032. As the SEC's shareholder proposal rules make clear, simply submitting a proposal does not guarantee its inclusion in our proxy statement.

The Company's By-Laws also establish an advance notice procedure with regard to director nominations and stockholder proposals that are not submitted for inclusion in the proxy statement pursuant to SEC Rule 14a-8, but that a stockholder instead wishes to present directly at an annual meeting. To be properly brought before the 2025 annual meeting, a notice of the nomination or the matter the stockholder wishes to present at the meeting must be delivered to the Secretary at the Company's principal office in Carmel, Indiana (see address above), not less than 90 or more than 120 days prior to the first anniversary of the date of this year's annual meeting. As a result, any notice given by or on behalf of a stockholder pursuant to these provisions of the Company's By-Laws (and not pursuant to SEC Rule 14a-8) must be received no earlier than February 7, 2025, and no later than March 9, 2025. All director nominations and stockholder proposals must comply with the requirements of the Company's By-Laws, a copy of which may be obtained at no cost from the Secretary of the Company by writing to OPENLANE, Inc., Secretary, 11299 North Illinois Street, Suite 500, Carmel, Indiana 46032. In addition to satisfying the advance notice and other requirements in our By-Laws, a stockholder who intends to solicit proxies in support of director nominees other than the Board's nominees must comply with all the requirements of SEC Rule 14a-19.

Other than the proposals described in this proxy statement, the Company does not expect any matters to be presented for a vote at the 2024 annual meeting. However, if you grant a proxy, the persons named as proxy holders on the proxy card will have the discretion to vote your shares on any additional matters properly presented for a vote at the 2024 annual meeting. If for any unforeseen reason, any one or more of the Board's nominees is not available to stand for election as director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated as a substitute by the Board.

The chairman of the meeting may refuse to allow the transaction of any business not presented beforehand, or to acknowledge the nomination of any person not made in compliance with the foregoing procedures.

Proxy Statement



QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: Why am I receiving these materials?

A: We are providing these proxy materials to you in connection with the solicitation, by our Board, of proxies to be voted at the Company's 2024 annual meeting of stockholders and at any adjournments or postponements thereof. Stockholders are invited to attend the 2024 annual meeting to be held via a live audio webcast on June 7, 2024 beginning at 9:00 a.m., Eastern Daylight Time, at www.virtualshareholdermeeting.com/KAR2024, where stockholders will be able to listen to the meeting live, submit questions and vote online. You will need the 16-digit control number provided on your Notice (as defined below under "Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?"), on your proxy card, or on the instructions that accompanied your proxy materials. Our proxy materials are first being distributed to stockholders on or about April 26, 2024.

Q: What proposals will be voted on, what is the Board's voting recommendation, and what are the standards for determining whether a proposal has been approved?

A: The holders of shares of Series A Preferred Stock are being asked to vote, as a separate class, on:

- **Proposal No. 1:** To elect one director (Roy Mackenzie) designated by the Apax Investor to serve until the 2025 annual meeting of stockholders and until such director's successor is duly elected and qualified, or such director's earlier death, resignation or removal.

The holders of shares of common stock and shares of Series A Preferred Stock, voting together as a single class, are being asked to consider and vote on the following items:

- **Proposal No. 2:** To elect seven directors to serve until the 2025 annual meeting of stockholders and until such director's successor is duly elected and qualified, or such director's earlier death, resignation or removal.

- **Proposal No. 3:** To approve, on an advisory basis, executive compensation.

- **Proposal No. 4:** To approve an amendment and restatement of the KAR Auction Services, Inc. Amended and Restated 2009 Omnibus Stock and Incentive Plan.

- **Proposal No. 5:** To ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2024.

Proposal	Voting Choices and Board Recommendation	Voting Standard	Effect of Abstention	Effect of Broker Non-Vote
1. Election of Director Nominee Designated by the Apax Investor	• Vote "FOR" the nominee • Vote "AGAINST" the nominee • Abstain from voting for the nominee The Board recommends a vote FOR the director nominee.	More votes "FOR" than "AGAINST"	No effect	No effect
2. Election of Directors	• Vote "FOR" all nominees • Vote "FOR" specific nominees • Vote "AGAINST" all nominees • Vote "AGAINST" specific nominees • Abstain from voting for all nominees • Abstain from voting for specific nominees The Board recommends a vote FOR each of the director nominees.	More votes "FOR" than "AGAINST"	No effect	No effect
3. Advisory Vote to Approve Executive Compensation	• Vote "FOR" the advisory proposal • Vote "AGAINST" the advisory proposal • Abstain from voting on the advisory proposal The Board recommends a vote FOR the advisory vote to approve executive compensation.	Majority of the shares present and entitled to vote	Vote against	No effect



4. Approval of an Amendment and Restatement of the Omnibus Plan	• Vote "FOR" the amendment and restatement • Vote "AGAINST" the amendment and restatement • Abstain from voting on the amendment and restatement The Board recommends a vote <u>FOR</u> the amended and restated Omnibus Plan.	Majority of the shares present and entitled to vote	Vote against	No effect
5. Ratification of Independent Registered Accounting Firm	• Vote "FOR" the ratification • Vote "AGAINST" the ratification • Abstain from voting on the ratification The Board recommends a vote <u>FOR</u> the ratification of the appointment of KPMG as our independent registered accounting firm for 2024.	Majority of the shares present and entitled to vote	Vote against	Not applicable

Q: Who is entitled to vote?

A: Only holders of our common stock and/or Series A Preferred Stock outstanding as of the record date, which is the close of business on April 9, 2024, may vote at the 2024 annual meeting. Each share of our common stock is entitled to one vote on each matter properly brought before the 2024 annual meeting and on which holders of common stock are entitled to vote.

Each record holder of Series A Preferred Stock will have a number of votes equal to the largest number of whole shares of common stock into which such shares are convertible on the record date on each matter that is properly brought before the 2024 annual meeting and on which holders of Series A Preferred Stock are entitled to vote together with common stock as a single class. In addition, each holder of record of Series A Preferred Stock will have one vote for each share of Series A Preferred Stock on each matter that is properly brought before the 2024 annual meeting and on which holders of Series A Preferred Stock are entitled to vote separately, as a class.

These shares include shares that are:

• held directly in your name as the stockholder of record; and

• held for you as the beneficial owner through a broker, bank or other nominee, including shares purchased under the KAR Auction Services, Inc. Amended and Restated Employee Stock Purchase Plan (the "ESPP").

On the record date, the Company had 108,302,011 shares of common stock issued and outstanding and 634,305 shares of Series A Preferred Stock issued and outstanding.

Q: Are there any requirements on how the holders of the Series A Preferred Stock must vote?

A: Under the Investment Agreement, at the 2024 annual meeting, Ignition Acquisition Holdings LP and Periphas are required to vote their shares of Series A Preferred Stock in favor of the seven director nominees who are also being voted on by holders of common stock, in favor of the "say on pay" proposal, in favor of the amendment and restatement of the Omnibus Plan and for ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2024, as described in these proxy materials. Ignition Acquisition Holdings LP and Periphas are entitled to vote at their discretion on the other proposals (if any) described in this proxy statement.

Q: What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A: **<u>Stockholder of Record.</u>** If your shares are registered directly in your name with the Company's transfer agent, Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company, LLC), you are considered a "stockholder of record" with respect to those shares. As the stockholder of record, you have the right to grant your voting proxy directly to the Company or to vote in person online during the 2024 annual meeting.

<u>Beneficial Owner.</u> If your shares are held in a brokerage account or by a bank or other nominee, you hold your shares in "street name" and are considered a "beneficial owner" with respect to those shares. These proxy materials are being forwarded to you by your broker or nominee who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker on how to vote your shares and are also invited to attend the 2024 annual meeting.



Proxy Statement

Q: How can I vote my shares and participate at the 2024 annual meeting?

A: Stockholders may participate in the 2024 annual meeting by visiting the following website: www.virtualshareholdermeeting.com/KAR2024. To participate in the 2024 annual meeting, you will need the 16-digit control number provided on your Notice, on your proxy card, or on the instructions that accompanied your proxy materials.

Stockholder of Record. Shares held directly in your name as the stockholder of record may be voted online during the 2024 annual meeting. If you choose to vote your shares online during the 2024 annual meeting, please follow the instructions provided on the Notice to log in to www.virtualshareholdermeeting.com/KAR2024. You will need the control number included on your Notice, on your proxy card, or on the instructions that accompanied your proxy materials.

Beneficial Owner. If you are a beneficial owner in street name and want to vote your shares online during the 2024 annual meeting, you may need to ask your bank, broker or other nominee to furnish you with a legal proxy and proof of beneficial ownership, such as your most recent account statement as of April 9, 2024, the record date, a copy of the voting instruction form provided by your broker, bank, trustee, or nominee, or other similar evidence of ownership. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

If you hold both common stock and Series A Preferred Stock, you will need to vote, or authorize a proxy to vote, each class of stock separately. Please be sure to vote or authorize a proxy to vote for each class of stock separately so that all your votes can be counted. For more information, see "What if I hold both common stock and Series A Preferred Stock" below.

Even if you plan to attend the 2024 annual meeting, the Company strongly recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the 2024 annual meeting. See "How can I vote my shares without attending the 2024 annual meeting?" below.

The 2024 annual meeting will begin promptly at 9:00 a.m., Eastern Daylight Time. We encourage you to access the meeting prior to the start time. Please allow ample time for online check-in, which will begin at 8:45 a.m. Eastern Daylight Time.

We are holding the 2024 annual meeting online and providing Internet voting to provide expanded access and to allow you to vote your shares online during the annual meeting, with procedures designed to ensure the authenticity and correctness of your voting instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

Q: What if I hold both common stock and Series A Preferred Stock?

A: Some of our stockholders may hold both common stock and Series A Preferred Stock. If you are a holder of both common stock and Series A Preferred Stock, you can expect to receive separate sets of printed proxy materials.

You will need to vote, or authorize a proxy to vote, each class of stock separately in accordance with the instructions set forth herein and on the applicable proxy cards or voting instruction forms. Voting, or authorizing a proxy to vote, only your common stock will not also cause your shares of Series A Preferred Stock to be voted, and vice versa.

If you hold both common stock and Series A Preferred Stock, please be sure to vote or authorize a proxy to vote for each class of stock separately so that all your votes can be counted.

Q: How can I vote my shares without attending the 2024 annual meeting?

A: Whether you hold your shares directly as the stockholder of record or beneficially in street name, you may vote *without attending* the 2024 annual meeting in one of the following manners:

By Internet. Go to www.proxyvote.com and follow the instructions. You will need the control number included on your proxy card or voting instruction form;

By Telephone. Dial 1-800-690-6903. You will need the control number included on your proxy card or voting instruction form; or

By Mail. Complete, date and sign your proxy card or voting instruction form and mail it using the enclosed, pre-paid envelope.

If you vote on the Internet or by telephone, you do not need to return your proxy card or voting instruction form. Internet and telephone voting for stockholders will be available 24 hours a day, and will close at 11:59 p.m., Eastern Daylight Time, on June 6, 2024.

Q: If I am an employee holding shares pursuant to the ESPP, how will my shares be voted?

A: Employees holding stock acquired through the ESPP will receive a voting instruction form covering all shares held in their individual account from Fidelity, the plan record keeper. The record keeper for the ESPP will vote your shares (i) in accordance with the specific instructions on your returned voting instruction form; or (ii) in its discretion, if you return a signed voting instruction form with no specific voting instructions.

Q: What is the quorum requirement for the 2024 annual meeting?

A: A quorum of stockholders is necessary to hold the 2024 annual meeting. A quorum at the 2024 annual meeting exists if stockholders entitled to cast a majority of the votes entitled to be cast at the 2024 annual meeting are present in person or represented by proxy. Abstentions and broker non votes are counted as present for establishing a quorum. A broker non-vote occurs on an item when a broker, bank or other nominee is not permitted to vote on that item absent instruction from the beneficial owner of the shares and no instruction is given.

Q: What happens if I do not give specific voting instructions?

A: **Stockholder of Record.** If you are a stockholder of record and you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the 2024 annual meeting.

Beneficial Owner. If you are a beneficial owner of shares and do not provide the organization (e.g., broker, bank or other nominee) that holds your shares in "street name" with specific voting instructions, the organization that holds your shares may generally vote in its discretion on "routine" matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on "non-routine" matters, such organization cannot vote your shares and will inform the inspector of election that it does not have the authority to vote on these matters with respect to your shares. This is generally referred to as a "broker non-vote." Therefore, we urge you to give voting instructions to your broker, bank or other nominee. Shares represented by such broker non-votes will be counted in determining whether there is a quorum. Because broker non-votes are not considered shares entitled to vote, they will have no effect on the outcome of any proposal other than reducing the number of shares present in person or by proxy and entitled to vote from which a majority is calculated.

- **Routine Matters.** The ratification of the appointment of KPMG as our independent registered public accounting firm for 2024 (Proposal No. 5) is considered a routine matter under applicable rules. A broker, bank or other nominee may generally vote on routine matters, and therefore no broker non votes will exist in connection with Proposal No. 5.

- **Non Routine Matters.** The election of directors (Proposals No. 1 & 2), the advisory vote to approve executive compensation (Proposal No. 3), and the approval of amending and restating our Omnibus Plan (Proposal No. 4) are each considered "non routine" matters under applicable rules are considered non routine matters under applicable rules. A broker, bank or other nominee cannot vote without instructions on non-routine matters, and therefore there may be broker non votes on Proposal No. 1, Proposal No. 2, Proposal No. 3 and Proposal No. 4.

Q: What does it mean if I receive more than one proxy card or voting instruction form?

A: It means your shares are registered differently or are in more than one account. Please provide voting instructions for all proxy and voting instruction forms you receive.



Proxy Statement

Q: Who will count the vote?

A: The votes will be counted by the inspector of elections appointed for the 2024 annual meeting.

Q: Can I revoke my proxy or change my vote?

A: Yes. You may revoke your proxy or change your voting instructions at any time prior to the vote at the 2024 annual meeting by:

- providing written notice of revocation to the Secretary of the Company at 11299 North Illinois Street, Suite 500, Carmel, Indiana 46032;
- delivering a valid, later-dated proxy or a later-dated vote on the Internet or by telephone; or
- attending the 2024 annual meeting online and voting during the meeting, which will automatically cancel any proxy previously granted.

Please note that your attendance at the 2024 annual meeting alone will not cause your previously granted proxy to be revoked unless you vote online during the 2024 annual meeting. If you wish to revoke your proxy, you must do so in sufficient time to permit the necessary examination and tabulation of the subsequent proxy or revocation before the vote is taken. Shares held in street name may be voted by you online during the 2024 annual meeting only if you obtain a signed proxy from the record holder giving you the right to vote such shares.

Q: Who will bear the cost of soliciting proxies for the 2024 annual meeting?

A: The Company pays the cost of soliciting your proxy and reimburses brokers and others for forwarding to you the proxy materials as beneficial owners of our common stock. The Company's directors, officers and employees also may solicit proxies by mail, telephone and personal contact. They will not receive any additional compensation for these activities.

Q: Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?

A: This year, we are again taking advantage of the SEC rules that allow us to furnish our proxy materials over the Internet. As a result, most of our stockholders will be mailed a Notice of Internet Availability of Proxy Materials ("Notice"), rather than a full paper set of the proxy materials. The Notice includes information on how to access the proxy materials via the Internet as well as how to vote via the Internet. We believe this method of delivery will decrease printing and shipping costs, expedite distribution of proxy materials to you, and reduce our impact on the environment. Stockholders who receive the Notice but would like to receive a printed copy of the proxy materials in the mail should follow the instructions in the Notice for requesting such materials.

Q: I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?

A: We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we may deliver a single copy of the Notice and, if applicable, this proxy statement and the Company's Annual Report to multiple stockholders who share the same address unless we received contrary instructions from one or more of the stockholders.

This procedure reduces our printing and mailing costs and also reduces our impact on the environment. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, a separate copy of the Notice or this proxy statement and the Company's Annual Report, as requested, will be promptly delivered to any stockholder at a shared address to which we delivered a single copy of any of these documents. If you prefer to receive separate copies of the Notice, the proxy statement or Annual Report, contact Broadridge Financial Solutions, Inc. by calling 1-866-540-7095 or in writing at 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department.

If you are a stockholder of record and are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please notify us by contacting Broadridge Financial Solutions, Inc. using the mailing address and phone number above. Stockholders who hold shares in "street name" may contact their broker, bank or other nominee to request information about householding.



**Q:	How can I obtain a copy of OPENLANE's Annual Report on Form 10-K?**

A:	Copies of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the SEC, are available to stockholders free of charge on our website at corporate.openlane.com under the "Investor Relations" tab, or by writing to OPENLANE, Inc., Investor Relations, 11299 North Illinois Street, Suite 500, Carmel, Indiana 46032.

**Q:	Where can I find the voting results of the 2024 annual meeting?**

A:	OPENLANE will announce preliminary voting results at the 2024 annual meeting and publish preliminary, or final results if available, in a Current Report on Form 8-K within four business days of the 2024 annual meeting.

**Q:	How can I attend the 2024 annual meeting?**

A:	The 2024 annual meeting will be a completely virtual meeting of stockholders, which will be conducted through a live audio webcast. There will be no physical meeting location. You are entitled to participate in the annual meeting only if you were a Company stockholder as of the close of business on April 9, 2024 or if you hold a valid proxy for the annual meeting.

You will be able to attend the 2024 annual meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/KAR2024. You also will be able to vote your shares online during the annual meeting.

To participate in the 2024 annual meeting, you will need the 16-digit control number included on your Notice, on your proxy card, or on the instructions that accompanied your proxy materials. Instructions on how to attend and participate in our online meeting, including how to demonstrate proof of stock ownership, are posted on the meeting website.

The meeting will begin promptly at 9:00 a.m., Eastern Daylight Time. We encourage you to access the meeting prior to the start time. Online access to the meeting will open at 8:45 a.m., Eastern Daylight Time, and you should allow ample time to log in to the meeting and test your device's audio capabilities prior to the start of the meeting.

The webcast will be available for replay until midnight on June 6, 2025.

**Q:	What if I have technical difficulties or trouble accessing the meeting?**

A:	If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting log-in page at www.virtualshareholdermeeting.com/KAR2024.



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OPENLANE, INC.
SECOND AMENDED AND RESTATED
2009 OMNIBUS STOCK AND INCENTIVE PLAN,
AS AMENDED AND RESTATED JUNE 7, 2024

Section 1.   Purpose of Plan.

The name of the Plan is the OPENLANE, Inc. Second Amended and Restated 2009 Omnibus Stock and Incentive Plan (the "*Plan*"). The purpose of the Plan is to provide an additional incentive to selected management employees, directors, independent contractors, and consultants of the Company or its Affiliates (as hereinafter defined) whose contributions are essential to the growth and success of the Company's business, in order to strengthen the commitment of such persons to the Company and its Subsidiaries, motivate such persons to faithfully and diligently perform their responsibilities and attract and retain competent and dedicated persons whose efforts will result in the long-term growth and profitability of the Company. To accomplish such purposes, the Plan provides that the Company may grant Options, Share Appreciation Rights, Restricted Shares, Other Share-Based Awards, Other Cash-Based Awards or any combination of the foregoing.

Section 2.   Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a)   "*Administrator*" means the Board, or, if and to the extent the Board does not administer the Plan, the Committee in accordance with Section 3 hereof.

(b)   "*Affiliate*" means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. An entity shall be deemed an Affiliate of the Company for purposes of this definition only for such periods as the requisite ownership or control relationship is maintained.

(c)   "*Award*" means any Option, Share Appreciation Right, Restricted Share, Other Share-Based Award or Other Cash-Based Award granted under the Plan.

(d)   "*Award Agreement*" means any written agreement, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine, consistent with the Plan.

(e)   "*Bylaws*" mean the amended and restated bylaws of the Company, as may be amended and/or restated from time to time.

(f)   "*Beneficial Owner*" (or any variant thereof) has the meaning defined in Rule 13d-3 under the Exchange Act.

(g)   "*Board*" means the Board of Directors of the Company.

(h)   "*Cause*" shall have the meaning assigned to such term in any individual employment or severance agreement or Award Agreement with the Participant or, if no such agreement exists or the agreement does not define "Cause," then "Cause" shall mean (*i*) the refusal or neglect of the Participant to perform substantially his or her employment-related duties, (*ii*) the Participant's personal dishonesty, incompetence, willful misconduct or breach of fiduciary duty, (*iii*) the Participant's indictment for, conviction of or entering a plea of guilty or *nolo contendere* to a crime constituting a felony or his or her willful violation of any applicable law (other than a traffic violation or other offense or violation outside of the course of employment which in no way adversely affects the Company and its Subsidiaries or their reputation or the ability of the Participant to perform his or her employment-related duties or to represent the Company or any Subsidiary of the Company that employs such Participant), (*iv*) the Participant's failure to reasonably cooperate, following a request to do so by the Company, in any internal or governmental investigation of the Company or any of its Subsidiaries, (*v*) any other act or conduct that would constitute cause for the termination of the Participant's employment under applicable law as interpreted by the courts of the jurisdiction in which the Participant is employed from time to time, (*vi*) a material breach by the Participant of any written policies or rules of the Company or its Subsidiaries as implemented from time to time, including any sexual harassment policy, or *(vii)* the Participant's material breach of any written covenant or agreement with the Company or any of its Subsidiaries not to disclose any information pertaining to the Company or such Subsidiary or not to compete or interfere with the Company or such Subsidiary.

(i)   "*Change in Capitalization*" means any (*i*) merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, (*ii*) dividend (whether in the form of cash, Common Stock or other property), stock split or reverse stock split, (*iii*) combination or exchange of shares, (*iv*) other change in corporate structure or (*v*) declaration of a special dividend (including a cash dividend) or other distribution, which, in any such case, the Administrator determines, in its sole discretion, affects the Shares such that an adjustment pursuant to Section 5 hereof is appropriate.

(j)   "*Change in Control*" shall be deemed to have occurred if an event set forth in any one of the following paragraphs occurs following the Effective Date:

(1)   any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or any Affiliate thereof) representing fifty percent (50%) or more of the combined voting power of the Company's then outstanding securities; or

(2)   the following individuals cease for any reason to constitute a majority of the number of directors then serving on the Board: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's shareholders was approved or recommended by a vote of at least two-thirds (⅔) of the directors then still in office who either were directors on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended; or

(3)   there is consummated a merger or consolidation of the Company or any Subsidiary thereof with any other corporation, other than a merger or consolidation immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the Board of the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger is then a subsidiary, the ultimate parent thereof; or

(4)   the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than (*A*) a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, at least fifty percent (50%) of the combined voting power of the voting securities of which are owned by shareholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the Company immediately prior to such sale or (*B*) a sale or disposition of all or substantially all of the Company's assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof.

For each Award that constitutes deferred compensation under Code Section 409A, to the extent required to avoid accelerated taxation and/or tax penalties under Code Section 409A, a Change in Control shall be deemed to have occurred under the Plan with respect to such Award only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Code Section 409A.

Notwithstanding the foregoing, a "Change in Control" shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of Common Stock immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

(k)　"*Code*" means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

(l)　"*Committee*" means any committee or subcommittee the Board may appoint to administer the Plan. Subject to the discretion of the Board, the Committee shall be composed entirely of individuals who meet the qualifications of a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act and any other qualifications required by the applicable stock exchange on which the Common Stock is traded. If at any time or to any extent the Board shall not administer the Plan, then the functions of the Administrator specified in the Plan shall be exercised by the Committee. Except as otherwise provided in the Articles of Incorporation or Bylaws, any action of the Committee with respect to the administration of the Plan shall be taken by a majority vote at a meeting at which a quorum is duly constituted or unanimous written consent of the Committee's members.

(m)　"*Common Stock*" means the common stock of the Company having a par value $.01 per share.

(n)　"*Company*" means OPENLANE, Inc., a Delaware corporation (or any successor corporation, except as the term "Company" is used in the definition of "Change in Control" above).

(o)　"*Disability*" shall have the meaning assigned to such term in any individual employment or severance agreement or Award Agreement with the Participant or, if no such agreement exists or the agreement does not define "Disability," Disability means, with respect to any Participant, that such Participant (*i*) as determined by the Administrator in its sole discretion, is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months, or (*ii*) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months, receiving income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Company or an Affiliate thereof.

(p)　"*Effective Date*" shall have the meaning set forth in Article 17 of the Plan.

(q)　"*Eligible Recipient*" means an employee, director, independent contractor or consultant of the Company or any Affiliate of the Company who has been selected as an eligible participant by the Administrator; *provided*, *however*, to the extent required to avoid the imposition of additional taxes under Code Section 409A, an Eligible Recipient means an employee, director, independent contractor or consultant of the Company or any Subsidiary of the Company who has been selected as an eligible participant by the Administrator.

(r)　"*Exchange Act*" shall mean the Securities Exchange Act of 1934, as amended from time to time.

(s)　"*Exercise Price*" means, with respect to any Award under which the holder may purchase Shares, the price per share at which a holder of such Award granted hereunder may purchase Shares issuable upon exercise of such Award.

(t)　"*Fair Market Value*" as of a particular date shall mean the fair market value of a share of Common Stock as determined by the Administrator in its sole discretion; *provided*, *however*, that (*i*) if the Common Stock is admitted to trading on a national securities exchange, the fair market value of a share of Common Stock on any date shall be the closing sale price reported for such share on such exchange on such date or, if no sale was reported on such date, on the last day preceding such date on which a sale was reported, or (*ii*) if the shares of Common Stock are not then listed on the New York Stock Exchange, the average of the highest reported bid and lowest reported asked prices for the shares of Common Stock as reported by the National Association of Securities Dealers, Inc. Automated Quotations System for the last preceding date on which there was a sale of such stock in such market, or (3) if the shares of Common Stock are not then listed on a national securities exchange or traded in an over-the-counter market or the value of such shares is not otherwise determinable, such value as determined by the Committee in good faith and in accordance with Code Section 409A.

(u)　"*Option*" means an option to purchase shares of Common Stock granted pursuant to Section 7 hereof.

(v)   "*Other Cash-Based Award*" means a cash Award granted to a Participant under Section 10 hereof, including cash awarded as a bonus or upon the attainment of Performance Goals or otherwise as permitted under the Plan.

(w)   "*Other Share-Based Award*" means a right or other interest granted to a Participant under the Plan that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Common Stock, including, but not limited to, unrestricted Shares, restricted stock units, dividend equivalents or performance units, each of which may be subject to the attainment of Performance Goals or a period of continued employment or other terms or conditions as permitted under the Plan.

(x)   "*Participant*" means any Eligible Recipient selected by the Administrator, pursuant to the Administrator's authority provided for in Section 3 below, to receive grants of Options, Share Appreciation Rights, Restricted Shares, Other Share-Based Awards, Other Cash-Based Awards or any combination of the foregoing, and, upon his or her death, his or her successors, heirs, executors and administrators, as the case may be.

(y)   "*Performance Goals*" means performance goals based on one or more of the following criteria: (*i*) earnings, including one or more of operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (*ii*) pre-tax income or after-tax income; (*iii*) earnings per Share (basic or diluted); (*iv*) operating profit; (*v*) revenue, revenue growth or rate of revenue growth; (*vi*) return on assets (gross or net), return on investment, return on capital, or return on equity; (*vii*) returns on sales or revenues; (*viii*) operating expenses; (*ix*) stock price appreciation (including total stockholder return, on an absolute basis or relative to a peer group or other index selected by the Committee); (*x*) cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; (*xi*) implementation or completion of critical projects or processes; (*xii*) cumulative earnings per share growth; (*xiii*) operating margin or profit margin; (*xiv*) cost targets, reductions and savings, productivity and efficiencies; (*xv*) strategic business criteria, consisting of one or more objectively determinable objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (*xvi*) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; (*xvii*) any other goals or objectives, as determined by the Committee, and (*xviii*) any combination of, or a specified increase in, any of the foregoing. Where applicable, the Performance Goals may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company or Affiliate thereof, or a division or strategic business unit of the Company, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, all as determined by the Committee. The Performance Goals may include a threshold level of performance below which no payment shall be made (or no vesting shall occur), levels of performance at which specified payments shall be made (or specified vesting shall occur), and a maximum level of performance above which no additional payment shall be made (or at which full vesting shall occur). Performance Goals may be equitably adjusted in recognition of unusual or non-recurring events affecting the Company or any Affiliate thereof or the financial statements of the Company or any Affiliate thereof, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles or any other reason.

(z)   "*Person*" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof, except that such term shall not include (*i*) the Company or any Subsidiary thereof, (*ii*) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary thereof, (*iii*) an underwriter temporarily holding securities pursuant to an offering of such securities, or (*iv*) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(aa)   "*Restricted Shares*" means Shares granted pursuant to Section 9 below subject to certain restrictions that lapse at the end of a specified period or periods.

(bb)   "*Retirement*" means a termination of a Participant's employment, other than for Cause, on or after the attainment of age 65.

(cc)   "*Shares*" means shares of Common Stock reserved for issuance under the Plan, as adjusted pursuant to the Plan, and any successor (pursuant to a merger, consolidation or other reorganization) security.

(dd)   "*Share Appreciation Right*" means the right pursuant to an Award granted under Section 8 below to receive an amount equal to the excess, if any, of (*i*) the aggregate Fair Market Value, as of the date such Award or portion thereof is surrendered, of the Shares covered by such Award or such portion thereof, over (*ii*) the aggregate Exercise Price of such Award or such portion thereof.

(ee)   "*Subsidiary*" means, with respect to any Person, as of any date of determination, any other Person as to which such first Person owns or otherwise controls, directly or indirectly, more than 50% of the voting shares or other similar interests or a sole general partner interest or managing member or similar interest of such other Person. An entity shall be deemed a Subsidiary of the Company for purposes of this definition only for such periods as the requisite ownership or control relationship is maintained.

Section 3.   Administration.

(a)   The Plan shall be administered by the Administrator and shall be administered, to the extent applicable, in accordance with Rule 16b-3 under the Exchange Act ("*Rule 16b-3*"). The Plan is intended to comply, and shall be administered in a manner that is intended to comply, with Code Section 409A and shall be construed and interpreted in accordance with such intent. To the extent that an Award, issuance and/or payment is subject to Code Section 409A, it shall be awarded and/or issued or paid in a manner that will comply with Code Section 409A, including any applicable regulations or guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto.

(b)   Pursuant to the terms of the Plan, the Administrator, subject, in the case of any Committee, to any restrictions on the authority delegated to it by the Board, shall have the power and authority, without limitation:

(1)   to select those Eligible Recipients who shall be Participants;

(2)   to determine whether and to what extent Options, Share Appreciation Rights, Restricted Shares, Other Share-Based Awards, Other Cash-Based Awards or a combination of any of the foregoing, are to be granted hereunder to Participants;

(3)   to determine the number of Shares to be covered by each Award granted hereunder;

(4)   to determine the terms and conditions, not inconsistent with the terms of the Plan, of each Award granted hereunder (including, but not limited to, (*i*) the restrictions applicable to Restricted Shares and the conditions under which restrictions applicable to such Restricted Shares shall lapse, (*ii*) the Performance Goals and periods applicable to Awards (if any), (*iii*) the Exercise Price of each Award, (*iv*) the vesting schedule and terms applicable to each Award, (*v*) the number of Shares subject to each Award and (*vi*) subject to the requirements of Code Section 409A (to the extent applicable), any amendments to the terms and conditions of outstanding Awards, including, but not limited to, extending the exercise period of such Awards and accelerating the vesting schedule of such Awards;

(5)   to determine the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all written instruments evidencing Options, Share Appreciation Rights, Restricted Shares or Other Share-Based Awards, Other Cash-Based Awards or any combination of the foregoing granted hereunder;

(6)   to determine the Fair Market Value;

(7)   to determine the duration and purpose of leaves of absence which may be granted to a Participant without constituting termination of the Participant's employment for purposes of Awards granted under the Plan;

(8)   to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable; and

(9) to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any Award Agreement relating thereto), and to otherwise supervise the administration of the Plan and to exercise all powers and authorities either specifically granted under the Plan or necessary and advisable in the administration of the Plan.

(c) All decisions made by the Administrator pursuant to the provisions of the Plan shall be final, conclusive and binding on all persons, including the Company and the Participants. No member of the Board or the Committee, nor any officer or employee of the Company or any Subsidiary thereof acting on behalf of the Board or the Committee, shall be personally liable for any action, omission, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Board or the Committee and each and any officer or employee of the Company and of any Subsidiary thereof acting on their behalf shall, to the maximum extent permitted by law, be fully indemnified and protected by the Company in respect of any such action, omission, determination or interpretation.

Section 4.   Shares Reserved for Issuance Under the Plan.

(a) Subject to Section 5 hereof, the number of shares of Common Stock that are reserved and available for issuance pursuant to Awards granted under the Plan is 6,525,901 shares. No Participant who is a non-employee director of the Company shall be granted Awards during any calendar year that, when aggregated with such non-employee director's cash fees with respect to such calendar year, and subject to adjustment as provided in Section 5 herein, exceed $750,000 in total value (calculating the value of any such Awards based on the grant date fair value of such Awards for the Company's financial reporting purposes).

(b) Shares issued under the Plan may, in whole or in part, be authorized but unissued Shares or Shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. Any Shares subject to an Award under the Plan that, after the Effective Date, are forfeited, canceled, settled or otherwise terminated without a distribution of Shares to a Participant will thereafter be deemed to be available for Awards. In applying the immediately preceding sentence, if (i) Shares otherwise issuable or issued in respect of, or as part of, any Award other than Options and Share Appreciation Rights are withheld to cover taxes, such Shares shall not be treated as having been issued under the Plan and shall again be available for issuance under the Plan, (ii) Shares otherwise issuable or issued in respect of, or as part of, any Award of Options or Share Appreciation Rights are withheld to cover taxes or the Exercise Price, such Shares shall be treated as having been issued under the Plan and shall not be available for issuance under the Plan, and (iii) any Share-settled Share Appreciation Rights are exercised, the aggregate number of Shares subject to such Share Appreciation Rights shall be deemed issued under the Plan and shall not be available for issuance under the Plan. In addition, Shares tendered to exercise outstanding Options or other Awards or to cover applicable taxes on Awards of Options and Share Appreciation Rights shall not be available for issuance under the Plan, but Shares tendered to cover applicable taxes on Awards other than Options and Share Appreciation Rights shall be available for issuance under the Plan. Shares repurchased on the open market with the proceeds of an Option exercise shall not again be made available for issuance under the Plan.

(c) Any Awards under the Plan that settle in Shares (other than such Awards representing a maximum of five percent (5%) of the Shares reserved for issuance under the Plan, as adjusted pursuant to Section 5 herein) shall be granted subject to a minimum time-vesting period of at least twelve (12) months, such that no such Awards shall vest prior to the first anniversary of the applicable grant date.

Section 5.   Equitable Adjustments.

(a) In the event of any Change in Capitalization (including a Change of Control), an equitable substitution or proportionate adjustment shall be made, in each case, as may be determined by the Administrator, in its sole discretion, in (*i*) the aggregate number of shares of Common Stock reserved for issuance under the Plan, (*ii*) the kind and number of securities subject to, and the Exercise Price of any outstanding Options and Share Appreciation Rights granted under the Plan, (*iii*) the kind, number and purchase price of shares of Common Stock, or the amount of cash or amount or type of other property, subject to outstanding Restricted Shares, restricted stock units, share bonuses, Other Cash-Based Awards and Other Share-Based Awards granted under the Plan or (*iv*) the Performance Goals and performance periods applicable to any Awards granted under the Plan; *provided*, *however*, that any fractional shares resulting from the adjustment shall be eliminated. Such other equitable substitutions or adjustments shall be made as may be determined by the Administrator, in its sole discretion.

(b)   Without limiting the generality of the foregoing, in connection with a Change in Capitalization (including a Change of Control), the Administrator may provide, in its sole discretion, but subject in all events to the requirements of Section 409A of the Code, for the cancellation of any outstanding Award in exchange for payment in cash or other property having an aggregate Fair Market Value equal to the Fair Market Value of the shares of Common Stock, cash or other property covered by such Award, reduced by the aggregate Exercise Price thereof, if any; *provided*, *however*, that if the Exercise Price of any outstanding Award is equal to or greater than the Fair Market Value of the shares of Common Stock, cash or other property covered by such Award, the Board may cancel such Award without the payment of any consideration to the Participant.

The determinations made by the Administrator or the Board, as applicable, pursuant to this Section 5 shall be final, binding and conclusive.

Section 6.   Eligibility.

The Participants under the Plan shall be selected from time to time by the Administrator, in its sole discretion, from among Eligible Recipients.

Section 7.   Options.

(a) *General.* Each Participant who is granted an Option shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, which Award Agreement shall set forth, among other things, the Exercise Price of the Option, the term of the Option and provisions regarding exercisability of the Option granted thereunder. The provisions of each Option need not be the same with respect to each Participant. More than one Option may be granted to the same Participant and be outstanding concurrently hereunder. Options granted under the Plan shall be subject to the terms and conditions set forth in this Section 7 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable and set forth in the applicable Award Agreement. Each Option granted hereunder is intended to be a non-qualified Option and is not intended to qualify as an "incentive stock option" within the meaning of Code Section 422.

(b) *Exercise Price.* The Exercise Price of Shares purchasable under an Option shall be determined by the Administrator in its sole discretion at the time of grant, but in no event shall the Exercise Price of an Option be less than one hundred percent (100%) of the Fair Market Value of the Common Stock on the date of grant.

(c) *Option Term.* The maximum term of each Option shall be fixed by the Administrator, but no Option shall be exercisable more than ten (10) years after the date such Option is granted. Each Option's term is subject to earlier expiration pursuant to the applicable provisions in the Plan and the Award Agreement. Notwithstanding the foregoing, the Administrator shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as the Administrator, in its sole discretion, deems appropriate.

(d) *Exercisability.* Each Option shall be exercisable at such time or times and subject to such terms and conditions, including the attainment of preestablished Performance Goals, as shall be determined by the Administrator in the applicable Award Agreement. The Administrator may also provide that any Option shall be exercisable only in installments, and the Administrator may waive such installment exercise provisions at any time, in whole or in part, based on such factors as the Administrator may determine in its sole discretion. Notwithstanding anything to the contrary contained herein, an Option may not be exercised for a fraction of a share.

(e) *Method of Exercise.* Options may be exercised in whole or in part by giving written notice of exercise to the Company specifying the number of Shares to be purchased, accompanied by payment in full of the aggregate Exercise Price of the Shares so purchased in cash or its equivalent, as determined by the Administrator. As determined by the Administrator, in its sole discretion, with respect to any Option or category of Options, payment in whole or in part may also be made (*i*) by means of consideration received under any cashless exercise procedure approved by the Administrator (including the withholding of Shares otherwise issuable upon exercise), (*ii*) in the form of unrestricted Shares already owned by the Participant which have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the Shares as to which such Option shall be exercised, (*iii*) any other form of consideration approved by the Administrator and permitted by applicable law or (*iv*) any combination of the foregoing.

(f) *Rights as Shareholder.* A Participant shall have no rights to dividends or any other rights of a shareholder with respect to the Shares subject to an Option until the Participant has given written notice of the exercise thereof, has paid in full for such Shares and has satisfied the requirements of Section 15 hereof.

(g) *Termination of Employment or Service.*

(1)   Unless the applicable Award Agreement provides otherwise, in the event that the employment or service of a Participant with the Company and all Affiliates thereof shall terminate for any reason other than Cause, Retirement, Disability, or death, (*A*) Options granted to such Participant, to the extent that they are exercisable at the time of such termination, shall remain exercisable until the date that is ninety (90) days after such termination, on which date they shall expire, and (*B*) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination. The ninety (90) day period described in this Section 7(g)(1) shall be extended to one (1) year after the date of such termination in the event of the Participant's death during such ninety (90) day period. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.

(2)   Unless the applicable Award Agreement provides otherwise, in the event that the employment or service of a Participant with the Company and all Affiliates thereof shall terminate on account of Retirement of the Participant, (*A*) Options granted to such Participant, to the extent that they were exercisable at the time of such termination, shall remain exercisable until the date that is one (1) year after such termination, on which date they shall expire and (*B*) Options granted to such Participant, to the extent that they were not exercisable at the time of such termination, shall expire at the close of business on the date of such termination. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.

(3)   In the event of the termination of a Participant's employment or service for Cause, all outstanding Options granted to such Participant shall expire at the commencement of business on the date of such termination.

(4)   Notwithstanding anything to the contrary in an Award Agreement, in the event of the termination of a Participant's employment or service on account of Disability or the death of the Participant, all outstanding Options held by the Participant shall immediately vest in full (to the extent not previously vested) and all outstanding Options shall remain exercisable until the date that is one (1) year after such termination, on which date they shall expire; *provided*, *however*, that any of the foregoing Options whose vesting is subject to the achievement of a Performance Goal will remain subject to the satisfaction of such Performance Goal requirement and will only vest if, when and to the extent that such Performance Goal is satisfied in accordance with the terms of the Option and will thereafter be exercisable for one year following the date, if any, that such Performance Goal is satisfied in accordance with the terms of the Option. Notwithstanding the foregoing, no Option shall be exercisable after the expiration of its term.

(h) *Other Change in Employment Status.* An Option shall be affected, both with regard to vesting schedule and termination, by leaves of absence, changes from full-time to part-time employment, partial disability or other changes in the employment status of an Participant, in the discretion of the Administrator.

Section 8.   Share Appreciation Rights.

(a) *General.* Share Appreciation Rights may be granted either alone ("*Free Standing Rights*") or in conjunction with all or part of any Option granted under the Plan ("*Related Rights*"). Related Rights may be granted either at or after the time of the grant of such Option. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Share Appreciation Rights shall be made, the number of Shares to be awarded, the price per Share, and all other conditions of Share Appreciation Rights. Notwithstanding the foregoing, no Related Right may be granted for more Shares than are subject to the Option to which it relates and any Share Appreciation Right must be granted with an Exercise Price not less than the Fair Market Value of Common Stock on the date of grant. The provisions of Share Appreciation Rights need not be the same with respect to each Participant. Share Appreciation Rights granted under the Plan shall be subject to the following terms and conditions set forth in this Section 8 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable, as set forth in the applicable Award Agreement.

(b) *Exercise Price*. The Exercise Price of Shares purchasable under a Share Appreciation Right shall be determined by the Administrator in its sole discretion at the time of grant, but in no event shall the exercise price of a Share Appreciation Rights be less than one hundred percent (100%) of the Fair Market Value of a share of Common Stock on the date of grant.

(c) *Awards; Rights as Shareholder.* The prospective recipient of a Share Appreciation Right shall not have any rights with respect to such Award, unless and until such recipient has executed an Award Agreement and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date. Participants who are granted Share Appreciation Rights shall have no rights as shareholders of the Company with respect to the grant or exercise of such rights.

(d) *Exercisability.*

(1) Share Appreciation Rights that are Free Standing Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.

(2) Share Appreciation Rights that are Related Rights shall be exercisable only at such time or times and to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Section 7 above and this Section 8 of the Plan.

(e) *Payment Upon Exercise.*

(1) Upon the exercise of a Free Standing Right, the Participant shall be entitled to receive up to, but not more than, that number of Shares equal in value to the excess of the Fair Market Value as of the date of exercise over the price per share specified in the Free Standing Right multiplied by the number of Shares in respect of which the Free Standing Right is being exercised, with the Administrator having the right to determine the form of payment.

(2) A Related Right may be exercised by a Participant by surrendering the applicable portion of the related Option. Upon such exercise and surrender, the Participant shall be entitled to receive up to, but not more than, that number of Shares equal in value to the excess of the Fair Market Value as of the date of exercise over the Exercise Price specified in the related Option multiplied by the number of Shares in respect of which the Related Right is being exercised, with the Administrator having the right to determine the form of payment. Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the Related Rights have been so exercised.

(3) Notwithstanding the foregoing, the Administrator may determine to settle the exercise of a Share Appreciation Right in cash (or in any combination of Shares and cash).

(f) *Termination of Employment or Service.*

(1) In the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Free Standing Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.

(2) In the event of the termination of employment or service with the Company and all Affiliates thereof of a Participant who has been granted one or more Related Rights, such rights shall be exercisable at such time or times and subject to such terms and conditions as set forth in the related Options.

(3) Notwithstanding anything to the contrary in an Award Agreement and notwithstanding the foregoing, in the event of the termination of a Participant's employment or service on account of Disability or the death of the Participant, all outstanding Free Standing Rights held by the Participant shall immediately vest in full (to the extent not previously vested) and all outstanding Free Standing Rights shall remain exercisable until the date that is one (1) year after such termination, on which date they shall expire; *provided*, *however*, that any of the foregoing Free Standing Rights whose vesting is subject to the achievement of a Performance Goal will remain subject to the satisfaction of such Performance Goal requirement and will only vest if, when and to the extent that such Performance Goal is satisfied in accordance with the terms of the Free Standing Right and will thereafter be exercisable for one year following the date, if any, that such Performance Goal is satisfied in accordance with the terms of the Free Standing Right. Notwithstanding the foregoing, no Free Standing Right shall be exercisable after the expiration of its term.

(g) *Term.*

(1)   The term of each Free Standing Right shall be fixed by the Administrator, but no Free Standing Right shall be exercisable more than ten (10) years after the date such right is granted.

(2)   The term of each Related Right shall be the term of the Option to which it relates, but no Related Right shall be exercisable more than ten (10) years after the date such right is granted.

Section 9.   Restricted Shares.

(a) *General.* Restricted Shares may be issued either alone or in addition to other Awards granted under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, Restricted Shares shall be made; the number of Shares to be awarded; the price, if any, to be paid by the Participant for the acquisition of Restricted Shares; the Restricted Period (as defined in paragraph (c) of this Section 9), if any, applicable to Restricted Shares; the Performance Goals (if any) applicable to Restricted Shares; and all other conditions of the Restricted Shares. If the restrictions, Performance Goals and/or conditions established by the Administrator are not attained, a Participant shall forfeit his or her Restricted Shares in accordance with the terms of the grant. The provisions of the Restricted Shares need not be the same with respect to each Participant.

(b) *Awards and Certificates.* The prospective recipient of Restricted Shares shall not have any rights with respect to any such Award, unless and until such recipient has executed an Award Agreement and delivered a fully executed copy thereof to the Company, within a period of sixty (60) days (or such other period as the Administrator may specify) after the award date. Except as otherwise provided below in Section 9(c), (*i*) each Participant who is granted an award of Restricted Shares may, in the Company's sole discretion, be issued a stock certificate in respect of such Restricted Shares; and (*ii*) any such certificate so issued shall be registered in the name of the Participant, and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to any such Award.

The Company may require that the stock certificates, if any, evidencing Restricted Shares granted hereunder be held in the custody of the Company until the restrictions thereon shall have lapsed, and that, as a condition of any award of Restricted Shares, the Participant shall have delivered a stock power, endorsed in blank, relating to the Shares covered by such Award. Notwithstanding anything in the Plan to the contrary, any Restricted Shares (whether before or after any vesting conditions have been satisfied) may, in the Company's sole discretion, be issued in uncertificated form pursuant to the customary arrangements for issuing shares in such form.

(c) *Restrictions and Conditions.* The Restricted Shares granted pursuant to this Section 9 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or, subject to Code Section 409A, thereafter:

(1)   The Administrator may, in its sole discretion, provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, in its sole discretion, including, but not limited to, the attainment of certain Performance Goals, the Participant's termination of employment or service as a director, independent contractor or consultant to the Company or any Affiliate thereof, or the Participant's death or Disability. Notwithstanding the foregoing, upon a Change in Control, the outstanding Awards shall be subject to Section 12 hereof.

(2)   Except as provided in Section 16 or in the Award Agreement, the Participant shall generally have the rights of a shareholder of the Company with respect to Restricted Shares during the Restricted Period, including the right to vote such shares and to receive any dividends declared with respect to such shares, subject to Section 11 hereof. Certificates for Shares of unrestricted Common Stock may, in the Company's sole discretion, be delivered to the Participant only after the Restricted Period has expired without forfeiture in respect of such Restricted Shares, except as the Administrator, in its sole discretion, shall otherwise determine.

(3)   The rights of Participants granted Restricted Shares upon termination of employment or service as a director, independent contractor, or consultant to the Company or to any Affiliate thereof terminates for any reason during the Restricted Period shall be set forth in the Award Agreement.

(4)   Notwithstanding anything to the contrary in an Award Agreement and notwithstanding the foregoing, in the event of the termination of a Participant's employment or service on account of Disability or the death

of the Participant, all outstanding Restricted Shares held by the Participant shall immediately vest in full to the extent not previously vested; *provided, however*, that any of the foregoing Restricted Shares whose vesting is subject to the achievement of a Performance Goal will remain subject to the satisfaction of such Performance Goal requirement and will only vest if, when and to the extent that such Performance Goal is satisfied in accordance with the terms of the Award.

Section 10.   Other Share-Based or Cash-Based Awards.

(a)   The Administrator is authorized to grant Awards to Participants in the form of Other Share-Based Awards or Other Cash-Based Awards, as deemed by the Administrator to be consistent with the purposes of the Plan and as evidenced by an Award Agreement. The Administrator shall determine the terms and conditions of such Awards, consistent with the terms of the Plan, at the date of grant or thereafter, including any Performance Goals and performance periods. Common Stock or other securities or property delivered pursuant to an Award in the nature of a purchase right granted under this Section 10 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, Shares, other Awards, notes or other property, as the Administrator shall determine, subject to any required corporate action.

(b)   Notwithstanding anything to the contrary in an Award Agreement and notwithstanding the foregoing, in the event of the termination of a Participant's employment or service on account of Disability or the death of the Participant, all outstanding Share-Based Awards held by the Participant shall immediately vest in full to the extent not previously vested; *provided, however*, that any of the foregoing Share-Based Awards whose vesting is subject to the achievement of a Performance Goal will remain subject to the satisfaction of such Performance Goal requirement and will only vest if, when and to the extent that such Performance Goal is satisfied in accordance with the terms of the Award.

Section 11.   Dividends and Dividend Equivalents.

Notwithstanding anything set forth in the Plan to the contrary, any dividend or dividend equivalent awarded hereunder shall be subject to the same restrictions, conditions and risks of forfeiture as the underlying Awards and shall only become payable if (and to the extent) the underlying Awards vest.

Section 12.   Vesting In Connection With a Change in Control.

(a)   Unless otherwise determined by the Administrator or as evidenced in an Award Agreement and except as provided in Section 12(b) below, in the event of the occurrence of a Change in Control, any unvested and outstanding Awards may be assumed or replaced by the Company or its successor with a substantially similar equity or cash incentive award and the same vesting terms as such unvested Award. Except as would otherwise result in adverse tax consequences under Section 409A of the Code, if (i) any unvested and outstanding Awards held by a Participant are assumed or replaced in such a Change in Control and such Participant's employment with the Company or its successor is terminated without Cause or by the Participant for Good Reason (as defined in the Participant's employment agreement with the Company, to the extent applicable), in each case prior to the second anniversary of the Change in Control or (ii) any unvested and outstanding Awards are not assumed or replaced by the Company or its successor upon such Change in Control, then (1) any unvested or unexercisable portion of any Award carrying a right to exercise shall become fully vested and exercisable; and (2) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an Award granted under the Plan shall lapse and such Awards shall be deemed fully vested and any performance conditions imposed with respect to such Awards shall be deemed to be fully achieved at the target level of performance.

(b)   Notwithstanding anything to the contrary contained herein, unless otherwise determined by the Administrator or as evidenced in an Award Agreement or other agreement between the Company and a Participant, with respect to each Other Cash-Based Award granted to a Participant pursuant to the Company's annual incentive plan or program, in the event that a Change in Control occurs during an annual performance period, each Participant shall be entitled to receive on the date of the Change in Control a payment with respect to such annual incentive award calculated based on the actual performance of the applicable Performance Goals through the date of the Change in Control, as determined by the Administrator in its discretion, pro-rated based on the number of days of the annual performance period that have elapsed prior to and including the date of the Change in Control.

Section 13.   Amendment and Termination.

The Board or the Committee may amend, alter or terminate the Plan, but no amendment, alteration, or termination shall be made that would impair the rights of a Participant under any Award theretofore granted without such Participant's consent. Approval of the Company's shareholders shall be obtained for any amendment that would require such approval in order to satisfy the requirements of any rules of the stock exchange on which the Common Stock is traded or other applicable law.

Subject to the terms and conditions of the Plan, the Administrator may modify, extend or renew outstanding Awards under the Plan, or accept the surrender of outstanding Awards (to the extent not already exercised) and grant new Awards in substitution of them (to the extent not already exercised). Except as provided in Section 5, the Administrator will not, however, modify any outstanding Option or Share Appreciation Right so as to specify a lower Exercise Price or grant price (and will not cancel an Option or Share Appreciation Right and substitute for it an Option or Share Appreciation Right with a lower Exercise Price or grant price), without the approval of the Company's shareholders. In addition, except as provided in Section 5, the Administrator may not cancel an outstanding Option or Share Appreciation Right whose Exercise Price or grant price is equal to or greater than the current Fair Market Value of a Share and substitute for it another Award or cash payment without the prior approval of the Company's shareholders. Notwithstanding the foregoing, no alteration, modification or termination of an Award will, without the prior written consent of the Participant, adversely alter or impair any rights or obligations under any Award already granted under the Plan.

Section 14.   Unfunded Status of Plan.

The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

Section 15.   Withholding Taxes.

Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of such Participant for federal and/or state income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any federal, state, or local taxes of any kind required by law to be withheld with respect to the Award. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant. Whenever cash is to be paid pursuant to an Award granted hereunder, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any federal, state and local withholding tax requirements related thereto. Whenever Shares are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any related federal, state and local taxes to be withheld and applied to the tax obligations. With the approval of the Administrator, a Participant may satisfy the foregoing requirement by electing to have the Company withhold from delivery of Shares or by delivering already owned unrestricted shares of Common Stock, in each case, having a value not exceeding the federal, state and local taxes to be withheld and applied to the tax obligations. Such Shares shall be valued at their Fair Market Value on the date of which the amount of tax to be withheld is determined. Fractional share amounts shall be settled in cash. Such an election may be made with respect to all or any portion of the Shares to be delivered pursuant to an Award. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy its withholding obligation with respect to any Option or other Award.

Section 16.   Transfer of Awards.

Until such time as the Awards are fully vested and/or exercisable in accordance with the Plan or an Award Agreement, no purported sale, assignment, mortgage, hypothecation, transfer, charge, pledge, encumbrance, gift, transfer in trust (voting or other) or other disposition of, or creation of a security interest in or lien on, any Award or any agreement or commitment to do any of the foregoing (each, a "*Transfer*") by any holder thereof in violation of the provisions of the Plan or an Award Agreement will be valid, except with the prior written consent of the Administrator, which consent may be granted or withheld in the sole discretion of the Administrator. Any purported Transfer of an Award or any economic benefit or interest therein in violation of the Plan or an Award Agreement shall be null and void *ab initio*, and shall not create any obligation or liability of the Company, and any person purportedly acquiring any Award or any economic benefit or interest therein transferred in violation of the Plan or an Award Agreement shall not be entitled to be recognized as a holder of such Shares. Unless otherwise determined by the Administrator in accordance with the provisions of the immediately preceding sentence, an Option may be exercised, during the lifetime of the Participant, only by the Participant or, during any period during which the Participant is under a legal disability, by the Participant's guardian or legal representative.

Section 17. Continued Employment.

The adoption of the Plan shall not confer upon any Eligible Recipient any right to continued employment or service with the Company or any Affiliate thereof, as the case may be, nor shall it interfere in any way with the right of the Company or any Affiliate thereof to terminate the employment or service of any of its Eligible Recipients at any time.

Section 18. Effective Date.

The Effective Date of the Plan, as amended and restated, is June 7, 2024.

Section 19. Term of Plan.

No Award shall be granted pursuant to the Plan on or after the tenth anniversary of the Effective Date, but Awards theretofore granted may remain outstanding beyond that date.

Section 20. Code Section 409A.

The Plan as well as payments and benefits under the Plan are intended to be exempt from, or to the extent subject thereto, to comply with Code Section 409A, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted in accordance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Code Section 409A, the Participant shall not be considered to have terminated employment or service with the Company for purposes of the Plan and no payment shall be due to the Participant under the Plan or any Award until the Participant would be considered to have incurred a "separation from service" from the Company and its Affiliates within the meaning of Code Section 409A. Any payments described in the Plan that are due within the "short term deferral period" as defined in Code Section 409A shall not be treated as deferred compensation unless applicable law requires otherwise. Notwithstanding anything to the contrary in the Plan, to the extent that any Awards (or any other amounts payable under any plan, program or arrangement of the Company or any of its Affiliates) are payable upon a separation from service and such payment would result in the imposition of any individual tax and penalty interest charges imposed under Code Section 409A, the settlement and payment of such awards (or other amounts) shall instead be made on the first business day after the date that is six (6) months following such separation from service (or upon the Participant's death, if earlier). Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Code Section 409A. The Company makes no representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Code Section 409A and makes no undertaking to preclude Code Section 409A from applying to any such payment. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Code Section 409A.

Section 21. Erroneously Awarded Compensation.

The Plan and all Awards issued hereunder shall be subject to any compensation recovery policy adopted by the Company to comply with applicable law, including, without limitation, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or to comport with good corporate governances practices, as such policy may be amended from time to time.

Section 22. Governing Law.

The Plan shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law of such state.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 001-34568

OPENLANE

OPENLANE, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	**20-8744739**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11299 N. Illinois Street, Carmel, Indiana 46032
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(800) 923-3725**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	KAR	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the registrant's common stock held by stockholders who were not affiliates (as defined by regulations of the Securities and Exchange Commission) of the registrant was $1,639,190,438 at June 30, 2023.

As of February 15, 2024, 108,045,559 shares of the registrant's common stock, par value $0.01 per share, were outstanding.

Documents Incorporated by Reference

Certain information required by Part III of this Annual Report on Form 10-K is incorporated by reference herein from the registrant's Definitive Proxy Statement for its 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the registrant's fiscal year ended December 31, 2023.

		Page
Defined Terms		3
PART I		
Item 1.	Business	4
Item 1A.	Risk Factors	12
Item 1B.	Unresolved Staff Comments	26
Item 1C.	Cybersecurity	26
Item 2.	Properties	27
Item 3.	Legal Proceedings	27
Item 4.	Mine Safety Disclosures	27
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	28
Item 6.	[Reserved]	29
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	30
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	55
Item 8.	Financial Statements and Supplementary Data	56
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	103
Item 9A.	Controls and Procedures	103
Item 9B.	Other Information	104
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	104
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	105
Item 11.	Executive Compensation	106
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	107
Item 13.	Certain Relationships and Related Transactions, and Director Independence	107
Item 14.	Principal Accountant Fees and Services	107
PART IV		
Item 15.	Exhibit and Financial Statement Schedules	108
Item 16.	Form 10-K Summary	112
Signatures		113

Form 10-K

DEFINED TERMS

Unless otherwise indicated or unless the context otherwise requires, the following terms used in this Annual Report on Form 10-K have the following meanings:

- "we," "us," "our," "OPENLANE" and "the Company" refer, collectively, to OPENLANE, Inc. (f/k/a KAR Auction Services, Inc.) and its subsidiaries, unless the context requires otherwise;

- "ADESA" or "ADESA Auctions" refer, collectively, to ADESA, Inc., a wholly-owned subsidiary of OPENLANE, and ADESA, Inc.'s subsidiaries, including OPENLANE US, Inc. (together with OPENLANE US, Inc.'s subsidiaries, "OPENLANE US"), BacklotCars, Inc. ("BacklotCars"), CARWAVE LLC ("CARWAVE"), Nth Gen Software Inc. ("TradeRev"), ADESA Remarketing Limited ("ADESA U.K.") and ADESA Europe NV and its subsidiaries ("ADESA Europe");

- "ADESA U.S. physical auction business," "ADESA U.S. physical auctions" and "ADESA U.S." refer to the auction sales, operations and staff at ADESA's U.S. vehicle logistics centers, which were sold to Carvana Group, LLC (together with Carvana Co. and its subsidiaries, "Carvana") in May 2022 (the "Transaction");

- "AFC" refers, collectively, to Automotive Finance Corporation, a wholly-owned subsidiary of ADESA, and Automotive Finance Corporation's subsidiaries and other related entities;

- "Credit Agreement" refers to the Credit Agreement, dated June 23, 2023 (as amended, amended and restated, modified or supplemented from time to time), among the Company, as the borrower, the several banks and other financial institutions or entities from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent. The Credit Agreement provides for a $325 million senior secured revolving credit facility due June 23, 2028 (the "Revolving Credit Facility");

- "Previous Credit Agreement" refers to the Amended and Restated Credit Agreement, dated March 11, 2014 (as amended, amended and restated, modified or supplemented prior to the date of the Credit Agreement), among the Company, as the borrower, the several banks and other financial institutions or entities party thereto and JPMorgan Chase Bank N.A., as administrative agent. The Previous Credit Agreement provided for a $950 million senior secured term loan B-6 facility due September 19, 2026 ("Term Loan B-6"), of which the outstanding amount was fully repaid in May 2022, and a $325 million senior secured revolving credit facility due September 19, 2024 (the "Previous Revolving Credit Facility"), which was replaced by the Revolving Credit Facility in June 2023;

- "IAA" refers, collectively, to Insurance Auto Auctions, Inc., formerly a wholly-owned subsidiary of OPENLANE, and Insurance Auto Auctions, Inc.'s subsidiaries and other related entities;

- "OPENLANE, Inc." refers to the Company and not to its subsidiaries;

- "Senior notes" refers to the 5.125% senior notes due 2025 ($210 million aggregate principal was outstanding at December 31, 2023); and

- "Series A Preferred Stock" refers to the Series A Convertible Preferred Stock, par value $0.01 per share (634,305 shares of Series A Preferred Stock were outstanding at December 31, 2023 and 2022).

PART I

Item 1. Business

Overview

We are a leading digital marketplace for used vehicles, connecting sellers and buyers across North America and Europe to facilitate fast, easy and transparent transactions. Our portfolio of integrated technology, data analytics, financing, logistics, reconditioning and other remarketing solutions, combined with our vehicle logistics centers in Canada, help advance our purpose: to make wholesale easy so our customers can be more successful.

In 2023, our marketplaces facilitated the sale of approximately 1.3 million used vehicles, making OPENLANE a leading digital-only wholesale marketplace for used vehicles in North America. Vehicles on our marketplaces are typically sold by commercial sellers including vehicle manufacturers and their captive finance companies, financial institutions, commercial fleet operators and rental car companies (collectively "commercial customers"), as well as used vehicle dealers, to franchised and independent used vehicle dealers (collectively "dealer customers"). We generate revenue through auction fees charged to vehicle sellers and buyers as well as by providing value-added ancillary products and services, including transportation logistics, reconditioning, vehicle inspection and certification, titling, administrative and collateral recovery services and floorplan financing. We facilitate the transfer of ownership directly from seller to buyer and, generally, we do not take title to, nor ownership of, vehicles sold through our marketplaces. However, we also sell vehicles that have been purchased, for which we do take title and record the gross selling price of the vehicle sold through our marketplaces as revenue.

For commercial sellers, our software platform supports more than 40 private label digital remarketing sites and provides comprehensive solutions to our commercial customers. For dealer customers, our platform facilitates multiple sale formats, data-driven insights and integrated services to automotive dealers, coast-to-coast in the United States, Canada and Europe.

OPENLANE Europe is our digital marketplace serving customers in the United Kingdom and Continental Europe through a consolidated online wholesale used vehicle platform. We believe our geographic network and diverse product offerings enable us to leverage relationships with providers and buyers of used vehicles.

An important component of our services to buyers is providing short-term inventory-secured financing, known as floorplan financing. This is provided primarily to independent used vehicle dealers ("independent dealer customers") through our wholly-owned subsidiary, AFC, which has approximately 90 locations (hybrid of physical locations and a digital servicing network) throughout North America.

The Company also operates a simulcast technology that supports marketplace sales at our vehicle logistics centers in Canada. Access to this proprietary technology is also sold and licensed to other auction providers, including independent auctions in North America; generally, this revenue is generated on a per vehicle basis, but we do not include these transactions in our vehicle sold numbers.

Our Corporate History

ADESA entered the vehicle remarketing industry in 1989 and first became a public company in 1992. In 1994, ADESA acquired AFC. ADESA remained a public company until 1995, and then became public again in 2004. KAR Auction Services, Inc. ("KAR") was incorporated in 2006 and acquired ADESA and IAA in 2007, taking ADESA private. KAR became a public company in 2009. In 2019, IAA was separated from KAR through a tax-free spin-off. In 2022, KAR sold the ADESA U.S. physical auction business to Carvana. In 2023, KAR rebranded to OPENLANE.

Our Industry

Wholesale used vehicles are generally sold through marketplaces that bring together sellers and buyers to facilitate transactions. Wholesale used vehicles include vehicles from dealers turning their inventory, off-lease vehicles, vehicles repossessed by financial institutions and rental and other fleet vehicles that have reached a predetermined age or mileage. The following are key industry highlights:

Wholesale Used Vehicle Industry Volumes

We believe the U.S. and Canadian wholesale used vehicle industry has a total addressable market of approximately 15 million vehicles, which can fluctuate depending on seasonality and a variety of other macro-economic and industry factors. This wholesale used vehicle industry consists of the commercial market (commercial sellers that sell to franchise and independent dealers) and the dealer-to-dealer market (franchise and independent dealers that both buy and sell vehicles). The Company supports the majority of commercial sellers in North America with our technology and we believe digital applications may provide an opportunity to expand the total addressable market for dealer-to-dealer transactions. The supply chain issues and market conditions facing the automotive industry in recent years, including the disruption of new vehicle production, low new vehicle supply and historically high used vehicle pricing have had a material impact on the wholesale used vehicle industry.

Wholesale Used Vehicle Market

In the North American wholesale used vehicle marketplace industry, the largest providers of physical auctions include Manheim by Cox Automotive ("Manheim"), Carvana's used vehicle auctions operated as ADESA and America's Auto Auction. In the North American wholesale used vehicle marketplace industry, the largest providers of digital marketplaces include the Company and ACV Auctions. There are several other providers in the market of varying size. Over the last several years, industry transactions have been increasingly shifting from physical marketplace venues to digital marketplace channels. This shift has attracted the entry of several new technology-driven marketplace participants, who are generally smaller in size and service more select segments of buyers and sellers.

Floorplan Financing

An important component of the wholesale used vehicle industry is the availability of short-term inventory-secured financing, known as floorplan financing. By providing buyers (primarily independent dealer customers) access to capital, the independent dealer customers are able to place inventory on their lots. AFC and its competitors play a significant role in the wholesale used vehicle industry by providing liquidity in our marketplaces. AFC's floorplan financing also supports independent dealer customers with non-auction purchases. In addition, AFC offers value-added services that generate fee-based, non-interest revenue.

Our Business Strategy

OPENLANE's strategy is to build the world's greatest digital marketplaces for used vehicles, and we are advancing this strategy by fulfilling our purpose, to make wholesale easy so our customers can be more successful. This progressive strategy reflects the shifting landscape of the remarketing industry and automotive sector, the evolving needs and expectations of our customers and the potential power and customer benefits inherent in a fully digital marketplace. The strategy builds on OPENLANE's integrated technology, broad data analytics capabilities, and portfolio of financing, logistics, reconditioning and other remarketing solutions.

In 2023, we took meaningful steps towards achieving our vision by consolidating all of our marketplace platforms under the OPENLANE brand to create a single, unified marketplace within each of our geographies – bringing together all of the buyers, all of the sellers and all of the vehicles all in one place.

We believe digital platforms benefit sellers by providing greater flexibility around when and where to launch sales and attracting a larger, more engaged buyer-base, providing confidence that they are receiving the best market-based price available. We believe buyers benefit from digital platforms through greater transparency, access to inventory beyond their local market, and the ability to browse, bid and buy from any location, on any device, at any time. For OPENLANE, going digital enables a faster, more agile and asset-light operating model, which should in turn deliver greater value to our stakeholders.

OPENLANE has identified five strategic priorities that we believe will advance our strategy and continue to position our company for the future. Those priorities are:

- Growing dealer consignment;

- Expanding our commercial business;

- Delivering strong performance in our floorplan business;

- Digital innovation; and

- Simplification.

Growing dealer consignment: The dealer consignment business represents approximately one-half of the Company's transactional volume, and we believe this is an area with significant opportunity for growth. Last year, we consolidated many of the marketplace platforms acquired in previous years as part of our OPENLANE marketplace launches in the U.S., Canada and the EU. The combined OPENLANE platform now provides dealers with fast, easy, mobile-app enabled solutions to sell and source inventory from other dealers. In North America, they also feature exclusive off-lease inventory not yet available on any other competitor platform or physical auction. Our OPENLANE marketplaces provide comprehensive vehicle condition reports, greater transparency into bidding activity, and real-time market price discovery on listed vehicles. Over the last few years, the Company has integrated and leveraged technology, capabilities and staff from these businesses to deliver what we believe is the best digital dealer-to-dealer solution in the market.

Expanding our commercial business: The commercial consignment business represents approximately one-half of the Company's transactional volume, and growing our share in this area remains a strategic priority. The foundation of OPENLANE's commercial offering is our digital platform powering more than 40 private label websites for our commercial OEM and financial institution consignor customers. We continue to invest in technology to enhance the digital experience for our commercial customers and continue innovating on these platforms. And through our combined OPENLANE marketplaces, the commercial inventory from these customers is now offered to the full population of our OPENLANE buyers, increasing the likelihood of sale and ensuring the best market prices available are achieved.

Delivering strong performance in our floorplan business: AFC is a leading provider of floorplan financing and affiliated solutions to independent dealers across North America. We are focused on increasing the attach rate of our finance offerings across our marketplaces, growing share across the broader floorplan finance market, and deploying innovative new, non-interest, fee-based services and offerings. Additionally, AFC maintains best-in-class safeguards and processes to identify, mitigate and manage risk across their portfolio. We believe AFC's local presence, centralized services and processing, and their pipeline of innovation position the floorplan business well for continued growth and contribution to OPENLANE's overall results.

Digital innovation: The cornerstone of OPENLANE's business is our digital technology, so we intend to continue investing in innovation in our digital platforms, data analytics capabilities and digital talent that power our marketplaces, make wholesale easy for our customers and differentiate our marketplace from our competitors.

- **Enabling capabilities:** We understand that as transactions become more digital, our capabilities need to evolve to meet the increased customer needs and expectations in a digital marketplace. We are enhancing our imaging, inspection and vehicle representation capabilities to more closely simulate seeing and touching a vehicle in person. We also intend to continue to build on and diversify our data and analytics capabilities, providing our customers with actionable information to help them make better, more informed buying and selling decisions.

- **Talent:** Our digital model has enabled us to become a more efficient organization. We are reducing our overall cost structure while increasing resource levels in our technology, engineering, analytics and product development teams. We will continue to evaluate our talent pool and seek new talent where necessary to advance our strategy and support our customers.

- **Vehicle logistics center locations and operations:** In our Canadian market, our vehicle logistics center locations provide comprehensive services to on-premise and off-premise customers, including inspection, reconditioning, mechanical work, storage and logistics.

Simplification: At the heart of our strategy is our purpose, to make wholesale easy so our customers can be more successful. We are highly focused on simplifying the customer experience at every step of the process, from registration, to activation, to transaction and post-transaction services. Simplification also allows our business to more quickly develop and deploy innovation and better respond to changing customer needs and market conditions. Our marketplaces feature consolidated technology platforms that leverage the best features and capabilities from across our offerings, provide dealers with greater choice and flexibility and deliver an easier, more streamlined customer experience. We have also been centralizing many key customer support and administrative functions to ensure a faster, more predictable and consistent experience for our customers. As these consolidation efforts progress, we expect increased engagement from our dealers, increased efficiency in our technology development and operations and improved results across our marketplace business. Additionally, a more simplified business will help us focus our investments, accelerate the pace of innovation and manage our operating costs to the evolving market realities of our business.

Our Business Segments

We operate as two reportable business segments: Marketplace and Finance. Our revenues for the year ended December 31, 2023 were distributed as follows: Marketplace 76% and Finance 24%.

Marketplace

Overview

OPENLANE is a leading digital-only wholesale used vehicle marketplace in North America. OPENLANE is committed to leading the digital transformation of the wholesale automotive remarketing industry and supporting our customers by providing fast and transparent digital marketplaces for buying and selling used vehicles. The Marketplace segment serves a domestic and international customer base through digital marketplaces for wholesale vehicles that allow the buyers to inspect and compare vehicles. Our marketplace offerings allow us to offer vehicles for sale from any location. Digital marketplace sales are initiated online and include OPENLANE US, OPENLANE Canada and OPENLANE Europe sales.

Vehicles available on our marketplaces include vehicles from commercial customers such as off-lease vehicles, repossessed vehicles, rental vehicles and other fleet vehicles that have reached a predetermined age or mileage, as well as vehicles from dealer customers turning their inventory. The number of vehicles offered for sale on our marketplaces is a key driver of our costs incurred, and the number of vehicles sold is the key driver of the revenues generated by our marketplaces.

We offer online and mobile wholesale vehicle marketplaces, as well as value-enhancing ancillary services in an effective and efficient manner to maximize returns for the sellers of used vehicles. We transfer the vehicles and ownership to the buyer and the net funds to the seller. Our online marketplaces function 24 hours a day, 7 days a week, providing our customers with maximum exposure for their vehicles and the flexibility to offer vehicles at "buy now" prices or via marketplace sales that last for a certain amount of time. We also provide customized "private label" selling systems (including "buy now" functionality as well as other online sales formats) for our customers. At OPENLANE Canada vehicle logistics center locations, vehicles are typically offered for sale on at least a weekly basis and the marketplace sales are streamed using a simulcast technology so that remote bidders can participate via our online products.

We generate revenue from auction fees paid by vehicle buyers and sellers, as well as fees from related services. Generally, we do not take title to, or bear the risk of loss for, vehicles sold on our marketplaces. Our buyer fees are typically based on a tiered structure with fees increasing with the sale price of the vehicle, while seller fees are typically fixed. We add buyer fees to the gross sales price paid by buyers for each vehicle, and generally customers do not receive title and/or possession of vehicles after purchase until payment is received, proof of floorplan financing is provided or credit is approved. We generally deduct seller fees and other ancillary service fees to sellers from the gross sales price of each vehicle before remitting the net amount to the seller.

We also sell vehicles that have been purchased, which represent approximately 1% of the total volume of vehicles sold. The vehicles that are purchased by us (as opposed to consigned) are remarketed on our own behalf through our marketplace platforms. Since these vehicle titles transfer to us, the entire selling and purchase price of the vehicle is recorded as revenue and cost of services upon sale.

Customers

Suppliers of vehicles to our digital marketplaces primarily include (i) commercial customers; and (ii) dealer customers. Buyers of vehicles on our marketplace platforms primarily include dealer customers.

Services

Our digital marketplaces also provide a full range of innovative and value-added services to sellers and buyers that enable us to serve as a "one-stop shop" to service our customers' needs. These services include pre and post-sale inspections, key replacement, transportation and logistics, title services and floorplan financing. For vehicles at our vehicle logistics centers, we can also provide reconditioning and mechanical work. Many of these services may be provided or purchased independently from the marketplaces, including:

Services	Description
Digital Marketplace Services	We provide marketing and advertising for the vehicles on our marketplaces, dealer registration, storage and security of consigned inventory, marketplace vehicle registration, condition report processing, photo services, pre-sale lineups, sales of vehicles by licensed auctioneers, arbitration of disputes, post-sale inspections, title processing, clearing of funds and sales results reports.
Transportation Services	We provide transportation services utilizing our own equipment and personnel as well as licensed and insured third-party carriers. Through our proprietary technology that provides automated vehicle shipping services, customers can instantly review price quotes and delivery times, and vehicle transporters can check available loads and also receive instant notification of available shipments.
Reconditioning Services	Our vehicle logistics centers provide detailing, body work, paintless dent repair ("PDR"), light mechanical work, glass repair, tire and key replacement and upholstery repair. Key replacement services through a mobile field workforce are offered to digital marketplace participants as well as other non-marketplace customers.

Inspection Services	We inspect many of the vehicles that are offered for sale in our marketplaces through a combination of our employees and third parties using our proprietary technologies. In addition, we provide vehicle condition reporting, inventory verification auditing, program compliance auditing and facility inspections to non-marketplace customers. Field managers are equipped with handheld computers and digital cameras to record all inspection and audit data on-site. This technology is also utilized at our vehicle logistics center locations, and we believe that the expanded utilization of comprehensive vehicle condition reports with pictures, video and sound facilitates dealers sourcing vehicles digitally.
Title and Repossession Administration and Remarketing Services	We provide end-to-end management of the remarketing process for repossession customers including titling, repossession administration, inventory management, marketplace selection, pricing and vehicle representation. We also operate a proprietary digital platform for repossession management that helps repossession companies and agents manage their accounts by providing a secure, encrypted software platform to track repossession orders.
Vehicle Research Services	We provide dealers real-time vehicle information such as pricing, history reports and market guides. The mobile app allows dealers to scan VINs using their mobile device, view marketplace offered lists and instantly access vehicle history reports and market value reports. We offer access to vehicle history resources such as CARFAX and AutoCheck, as well as pricing guides such as Black Book, Kelley Blue Book, J.D. Power and Galves. Our offering also includes a comprehensive wholesale and retail market report for all markets in the United States.

Sales and Marketing

Our sales and marketing approach is to develop strong, mutually beneficial and long-lasting relationships with our customers. We have relationship managers for the various commercial customers, including vehicle manufacturers, fleet companies, rental car companies, finance companies and others. These relationship managers focus on current trends and customer needs for their respective customers in order to better coordinate our sales effort and service offerings.

We also have local sales representatives who have experience in the used vehicle business and an intimate knowledge of local markets. These local representatives focus on the dealer sellers and buyers and are complemented by a centralized team of inventory consultants matching buyers and inventory. Both the local sales representatives and the inventory consultants are managed by a corporate-level team focused on developing and implementing standard best practices and expanding relationships with major dealer groups. We believe this combination of a centralized structure with decentralized resources enhances relationships with the local dealer community and may further increase dealer consignment business on our marketplaces.

We also provide market analysis to our customers, as they use analytical techniques in making their remarketing decisions.

Competition

In the North American wholesale used vehicle industry, we compete with physical auction providers including Manheim and Carvana who now owns and operates ADESA. We also compete with several digital marketplace providers, including ACV Auctions and others. In addition, used car retailers, such as CarMax, have developed proprietary platforms for selling vehicles to other dealers. In the United States, competition is strongest with Manheim for the supply of used vehicles from national commercial customers. In Canada, we are the largest wholesale used vehicle marketplace operator. The supply of vehicles from dealers is dispersed among all of the marketplace and auction competitors in the used vehicle market.

The wholesale used vehicle industry is highly fragmented in Europe. Our digital marketplaces primarily compete with large European digital remarketers, including BCA Group and others. There are also a number of small independent auction operations throughout Europe.

Finance

Overview

AFC is a leading provider of floorplan financing to independent dealer customers. We provide short-term inventory-secured financing, known as floorplan financing, to independent dealer customers through a hybrid of physical locations and a digital servicing network throughout North America. In 2023, AFC serviced approximately 1.6 million loan transactions, which includes both loans paid off and loans extended, or curtailed. We sell the majority of our U.S. dollar-denominated finance receivables without recourse to a wholly-owned bankruptcy remote special purpose entity, which sells an undivided participation interest in such finance receivables to a group of bank purchasers on a revolving basis. We also securitize the majority of our Canadian dollar denominated finance receivables through a separate third-party facility. We generate a significant portion of our revenues from fees. These fees include origination, floorplan, curtailment and other related program fees. When the loan is extended or paid in full, AFC collects all accrued fees and interest.

In addition, AFC provides liquidity for customer trade-ins which can encompass settling lien holder payoff. We also provide title services for our customers. These services are provided through AFC's digital servicing network as well as its physical locations throughout North America.

Customers and Locations

Floorplan financing primarily supports independent dealer customers in North America who purchase vehicles on our marketplaces or those of our competitors and for non-auction purchases. In 2023, approximately 86% of the vehicles floorplanned by AFC were vehicles purchased by dealers on our marketplaces or through a competitor. Our ability to provide floorplan financing facilitates the growth of vehicle sales on our marketplaces. As of December 31, 2023, we serviced customers through approximately 90 locations (hybrid of physical locations and a digital servicing network) in markets with a significant concentration of AFC customers. Geographic proximity to the customers gives our employees the ability to stay in close contact with outstanding accounts, thereby better enabling them to manage credit risk and build customer relationships. In addition, the majority of U.S. titles are processed and held in a centralized location, enabling field personnel more time to focus on our dealers.

As of December 31, 2023, AFC had approximately 12,000 active dealers with an average line of credit of approximately $370,000 and no one dealer representing greater than 1.3% of our portfolio. An average of approximately 15 vehicles per active dealer were floorplanned with an approximate average value outstanding of $12,800 per vehicle as of December 31, 2023.

Sales and Marketing

AFC approaches and seeks to expand its share of the independent dealer floorplan market through a number of methods and channels. We target and solicit new dealers through both direct sales efforts at the dealer's place of business as well as location-based sales and customer service representatives, who service our dealers at our vehicle logistics centers or competitors where they replenish and rotate vehicle inventory. These largely local efforts are handled by field personnel. AFC's corporate-level team and Business Development Center also provide sales and marketing support to AFC field personnel by helping to identify new dealer opportunities, generating new leads through digital channels, and coordinating promotional activity with our marketplace platforms, competitor auctions and other vehicle supply sources. AFC also relies on the utilization of actionable data to drive the business forward (predictive modeling from historical and real-time data).

Credit

Our procedures, proprietary systems and data enable us to manage our credit risk by tracking each vehicle from origination to payoff, while expediting services through our field network. Typically, we assess a floorplan fee at the inception of a loan and we collect all accrued fees and interest when the loan is extended or repaid in full. In addition, AFC generally holds the title or other evidence of ownership to all vehicles which are floorplanned. Typical loan terms are 30 to 90 days, each with a possible loan extension. For an additional fee, this loan extension allows the dealer to extend the duration of the loan beyond the original term for another 30 to 90 days, and generally requires the dealer to make payment towards the principal and payment of accrued fees and interest.

The extension of a credit line to a dealer starts with the underwriting process. Credit lines up to $600,000 are extended using a proprietary scoring model developed internally by AFC. Credit lines in excess of $600,000 may be extended using underwriting guidelines which generally require dealership and personal financial statements, monthly bank statements, sales reports and tax returns. The underwriting of each line of credit requires an analysis, write-up and recommendation by the credit department and, in the case of credit lines in excess of $600,000, final review by a credit committee.

Collateral Management

Collateral management is an integral part of daily operations at each AFC location, including our corporate headquarters. AFC's proprietary system facilitates this daily collateral management by providing real-time access to dealer information and enables field and corporate personnel to assess and manage potential collection issues. Restrictions are automatically placed on customer accounts in the event of a delinquency, payments by dealers from bank accounts with insufficient funds or poor audit results. Field personnel are proactive in managing collateral by monitoring loans and changes in payoff activity. In addition, over 58,000 routine audits, or inventory audits, are performed annually on the dealers' lots through our AutoVIN subsidiary. The audit reconciliation process is centralized in order to better mitigate risk and make field personnel time available to focus on the customer. Poor results from inventory audits typically require personnel to take actions to determine the status of missing collateral, including visiting the dealer personally, verifying units held off-site and collecting payments for units sold. Audits also identify troubled accounts, triggering the involvement of AFC's risk department.

AFC operates three divisions which are organized into ten regions in North America. Each division and region is monitored by managers who oversee daily operations. At the corporate level, AFC employs full-time risk specialists and collection attorneys who are assigned to specific regions and monitor collection activity for these areas. Risk specialists work closely with the field personnel to track trends before an account becomes a troubled account and to determine, together with collection attorneys, the best strategy to secure the collateral once a troubled account is identified. In addition, many of our dealers with significant credit lines are managed by a centralized team to provide customized customer service as well as enhanced risk oversight.

Securitization

AFC sells the majority of its U.S. dollar denominated finance receivables on a revolving basis and without recourse to a wholly-owned, bankruptcy remote, consolidated, special purpose subsidiary ("AFC Funding Corporation"), established for the purpose of purchasing AFC's finance receivables. A securitization agreement allows for the revolving sale by AFC Funding Corporation to a group of bank purchasers of undivided interests in certain finance receivables subject to committed liquidity. AFC's securitization facility has been in place since 1996. AFC Funding Corporation had a committed facility of $2.0 billion from a third-party facility for U.S. finance receivables at December 31, 2023. The agreement expires on January 31, 2026.

We also have an agreement in place for the securitization of Automotive Finance Canada Inc.'s ("AFCI") receivables. This securitization facility provides up to C$300 million in financing for eligible finance receivables through a third-party conduit (separate from the U.S. facility). The agreement expires on January 31, 2026. The receivables sold pursuant to both the U.S. and Canadian securitization agreements are accounted for as secured borrowings.

Competition

AFC provides short-term dealer floorplan financing of wholesale vehicles primarily to independent vehicle dealers in North America. At the national level, AFC's competition includes NextGear Capital by Cox Automotive ("NextGear Capital"), other specialty lenders, banks and financial institutions. At the local level, AFC faces competition from banks, credit unions and independent auctions who may offer floorplan financing to local customers.

Some of our wholesale used vehicle marketplace competitors may endeavor to capture a larger portion of the floorplan financing market. AFC competes primarily on a relationship basis, focusing on quality of service, convenience of payment, scope of services offered to solve customer pain points and consistent commitment to the sector. This and our long-term relationships with customers have been established over time and act as a competitive strength for us.

Seasonality

The volume of vehicles sold through our marketplaces generally fluctuates from quarter to quarter. This seasonality is caused by several factors including weather, the timing of used vehicles available for sale from selling customers, holidays, and the seasonality of the retail market for used vehicles, which affects the demand side of the auction industry. Wholesale used vehicle volumes tend to decline during prolonged periods of winter weather conditions. As a result, revenues and operating expenses related to volume will fluctuate accordingly on a quarterly basis. In North America, the fourth calendar quarter typically experiences lower used vehicle volume as well as additional costs associated with the holidays and winter weather.

In addition, changes in working capital vary from quarter-to-quarter as a result of the timing of collections and disbursements of funds to consignors from marketplace sales held near period end.

Government Regulation

Our operations are subject to regulation, supervision and licensing under various federal, state, provincial, local and foreign authorities, agencies, statutes and ordinances, which, among other things, require us to obtain and maintain certain licenses, permits and qualifications, provide certain disclosures and notices, limit interest rates, fees and other charges and protect personal data. Some examples of the regulations and laws that impact our company are included in Item 1A. "Risk Factors" under the risk: "We are subject to a complex framework of federal, state, local and foreign laws and regulations, which have in the past, and could in the future, subject us to claims, challenge our business model, or otherwise harm our business." Changes in government regulations or interpretations of existing regulations could result in increased costs, reduced vehicle prices and decreased profitability for us. In addition, failure to comply with present or future regulations or changes in existing regulations or in their interpretation could have a material adverse effect on our operating results and financial condition.

Environmental Regulation

Our operations are subject to various foreign, federal, state and local environmental, health and safety laws and regulations, including those governing the emission or discharge of pollutants into the air or water, the generation, treatment, storage and release of hazardous materials and wastes and the investigation and remediation of contamination. Our failure to comply with current or future environmental, health or safety laws or to obtain and comply with permits required under such laws, could subject us to liability, damage our reputation and require costly investigative, remedial or corrective actions.

Some of the facilities on which we operate are impacted by recognized environmental concerns and pollution conditions. We have incurred and may in the future incur expenditures relating to compliance and risk mitigation efforts, releases of hazardous materials, investigative, remedial or corrective actions, claims by third parties and other environmental issues, and such expenditures, individually or in the aggregate, could be significant.

Employees and Human Capital

At December 31, 2023, we had approximately 4,500 employees, of which approximately 2,100 were located in the U.S. and approximately 2,400 were located in Canada, Europe, Uruguay and the Philippines. Approximately 85% of our workforce consists of full-time employees. None of our employees participate in collective bargaining agreements, but we have a works council in Belgium pursuant to local law. In addition to the employee workforce, we utilize independent contractors and temporary labor services to provide certain services.

Our people drive our business, so we strive to attract, develop and retain high-performing talent. Led by our Chief People Officer, we have programs and practices in place to onboard, support and retain our talent, and to source new talent in a highly competitive environment. We recognize the importance of our workforce and the employee experience, and strive to offer competitive compensation and benefits while fostering a culture of open dialogue, inclusion and belonging. Additionally, we enable support functions and people managers that are dedicated to the growth and development of our teams.

Intellectual Property

We rely on various intellectual property laws, confidentiality procedures and contractual provisions to protect our proprietary technology and brands. We have registered, and applied for the registration of, U.S. and international trademarks, service marks, domain names and copyrights. We have also filed patent applications and obtained registrations in the U.S. and foreign countries covering certain of our technology. We have licensed in the past, and expect that we may license in the future, certain of our rights to other parties. For additional information regarding the risks relating to intellectual property, see Item 1A. "Risk Factors" of this Annual Report on Form 10-K.

Available Information

Our web address is corporate.openlane.com. Our electronic filings with the Securities and Exchange Commission ("SEC") (including all Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and if applicable, amendments to those reports) are available free of charge on the website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. In addition, our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Code of Ethics for Principal Executive and Senior Financial Officers and charters of the audit committee, the compensation committee, the nominating and corporate governance committee and the risk committee of our board of directors are available on our website and available in print to any stockholder who requests it. The information posted on our website is not incorporated into this Annual Report.

The SEC maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Item 1A.   Risk Factors

Investing in our Company involves a high degree of risk. You should carefully consider the following risk factors, as well as all of the other information contained in this Annual Report on Form 10-K, before deciding to invest in our Company. The occurrence of any of the following risks could materially and adversely affect our business, financial condition, prospects, results of operations and cash flows. In such case, the trading price of our common stock could decline and you could lose all or part of your investment. These risks are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also materially affect our business, financial condition, results of operations and prospects.

Risks Related to Our Business and Operations

If we are unable to successfully execute on our business strategy, if our strategy proves to be ineffective, or if we improperly align new strategies with our vision, our business, financial performance and growth could be adversely affected.

Our business, results of operations and financial condition depend on our ability to execute our business strategy. See "Our Business Strategy" under "Item 1. Business" included in this Annual Report on Form 10-K. There are significant risks involved with the execution of these initiatives, including significant business, economic and competitive uncertainties, many of which are outside of our control. Accordingly, we cannot predict whether we will succeed in implementing these strategic initiatives, and even if we do succeed, we may not realize the expected benefits of our strategy. It could take several years to realize any direct financial benefits from these initiatives, if any direct financial benefits from these initiatives are achieved at all.

We may not properly leverage or make the appropriate investment in technology advancements, which could result in the loss of any sustainable competitive advantage in products, services and processes.

Our business is dependent on information technology, particularly as we execute our digital transformation strategy. Robust information technology systems, platforms and products are critical to our operating environment, digital online products and competitive position. We have made and continue to make investments to improve our information technology infrastructure. Such improvements are often complex, costly and time consuming. If implementation of such improvements are delayed, or if we encounter unforeseen problems with our new systems and processes or in migrating away from our existing systems and processes, our operations and our ability to manage our business could be negatively impacted as we may experience disruptions in our business operations, loss of customers, loss of revenue or damage to our reputation.

We may not be successful in structuring our technology or developing, acquiring, implementing or consolidating technology systems which are competitive and responsive to the needs of our customers. We might lack sufficient resources to continue to make the significant technology investments to effectively compete with our competitors. Certain technology initiatives that management considers important to our long-term success will require capital investment, have significant risks associated with their execution, and could take several years to implement. If we are unable to develop and implement these initiatives in a cost-effective, timely manner or at all, it could damage our relationships with our customers and negatively impact our financial condition and results of operations.

There can be no assurance that others will not acquire or develop similar or superior technologies sooner than we do or that we will acquire technologies on an exclusive basis or at a significant price advantage. In addition, we may not timely or effectively develop or enhance services or business processes to respond to emerging technological trends, including artificial intelligence, or our competitors may be able to develop or enhance services or business processes sooner or more effectively. If we do not accurately predict, prepare and respond to new kinds of technology innovations, market developments and changing customer needs, our revenues, profitability and long-term competitiveness could be materially adversely affected.

Unsuccessful implementation of business initiatives to reduce costs and align our business to our digital operating model, or unintended consequences of the implementation of such initiatives, may adversely affect our business.

We have taken certain steps to reduce the cost of our operations, improve efficiencies, and realign our organization and staffing to better match our market opportunities and digital initiatives. For example, following the sale of the ADESA U.S. physical auction business, we implemented permanent changes in our operating model and our cost structure to reengineer the way we do business and ultimately reduce our costs to provide services. We have continued to restructure our business to reflect the current market and asset-light digital model, reallocate our resources towards the highest growth initiatives, consolidate our platforms, transition to cloud-based solutions and leverage a global shared services model. We expect to continue to implement cost reduction and business alignment initiatives as we seek to realize operating synergies, achieve our target operating model and profitability objectives, and more closely reflect changes in the strategic direction of our business. These changes could be disruptive to our business, and we may experience a loss of accumulated knowledge, loss of continuity and inefficiency, adverse effects on employee morale, loss of key personnel and other retention issues during transitional periods. These initiatives can require a significant amount of time and focus, which may divert attention from operating and growing our business. If we fail to achieve some or all of the expected benefits of our cost reduction and business alignment initiatives, it

Form 10-K

could have an adverse effect on our competitive position and market share, business, financial condition and results of operations.

We operate in a highly competitive industry. If we are not successful in competing with our known competitors and/or disruptive new entrants, then our market position or competitive advantage could be threatened and our business and results of operations could be adversely impacted.

We face significant competition for the supply of used vehicles, the buyers of those vehicles and the floorplan financing of these vehicles. Our principal sources of competition historically have come from: (1) direct competitors (e.g., Manheim, ACV Auctions, EBlock and NextGear Capital), (2) new entrants, including new vehicle remarketing venues and dealer financing services, and (3) other participants in the automotive industry with vehicle remarketing capabilities (e.g., rental car companies, automobile retailers and wholesalers). We also face increasing competition from online wholesale and retail marketplaces (generally without any meaningful physical presence) and from our own customers when they sell directly to end users through such platforms rather than remarket vehicles through our marketplaces. Increased competition could result in price reductions, reduced margins or loss of market share.

Our future success also depends on our ability to respond to evolving industry trends, changes in customer requirements and new technologies. If new industry trends take hold, including adverse trends such as a market reversal towards physical auctions or the simultaneous listing and selling of vehicles on multiple online sales platforms in North America, the automotive remarketing industry's economics could significantly change, which could cause us to lose vehicle volume and market share, and our business, revenues and profitability could be negatively impacted.

Some of our competitors may have greater financial and marketing resources than we do, may be able to respond more quickly to evolving industry dynamics and changes in customer requirements, or may be able to devote greater resources to the development, promotion and sale of new or emerging services and technologies. If we are unable to compete successfully or to successfully adapt to industry changes, our business, revenues and profitability could be materially adversely affected.

In addition, if one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future data providers, technology partners, or other parties with whom we have relationships, thereby limiting our ability to develop, improve, and promote our solutions. We may not be able to compete successfully against current or future competitors, and competitive pressures may harm our revenue, business, and financial results.

Our marketplace businesses currently compete with a number of physical auction companies and online wholesale and retail vehicle selling platforms. The dealer-to-dealer space in particular is experiencing a digital disruption as competitors and new market participants introduce new technologies. If the number of vehicles sold through our marketplaces decreases due to these competitors or other industry changes, or if we are unable to compete and gain market share in the dealer-to-dealer space, our revenue and profitability may be negatively impacted. In addition, our long-lived assets could also become subject to impairment.

At the national level, AFC's competition includes NextGear Capital, a subsidiary of Cox Enterprises, Inc., other specialty lenders, banks and financial institutions. At the local level, AFC faces competition from banks, credit unions and independent auctions who may offer floorplan financing to local auction customers. Some of our industry competitors who operate wholesale car auctions on a national scale may endeavor to capture a larger portion of the floorplan financing market. AFC offers its customers competitive rates and fees and competes primarily on the basis of quality of service, convenience of payment, scope of services offered to solve customer pain points and historical and consistent commitment to the sector. In addition, AFC offers a workforce in close proximity to its customers. If the number of loans originated and serviced decreases due to these competitors, our revenue and profitability may be negatively impacted.

Decreases in the supply of used vehicles coming to the wholesale market has impacted and may continue to impact sales volumes, which has adversely affected and may continue to adversely affect our revenues and profitability.

We are dependent on the supply of used vehicles in the wholesale market, and our financial performance depends, in part, on conditions in the automotive industry. The automotive industry has experienced unprecedented market conditions, caused in part by supply chain issues, the shortage of semiconductors and associated delays in new vehicle production. In recent years, these factors have resulted in significant fluctuations in used vehicle values and declines in vehicle volumes in the wholesale market.

In particular, the number of new and used vehicles that are leased by consumers affects the supply of vehicles coming to the wholesale market in future periods as the leases mature. As manufacturers and other lenders decrease the number of new vehicle lease originations and extend the terms of some of the existing leases, the number of off-lease vehicles available for the wholesale industry declines.

Volumes of off-lease vehicles in subsequent periods will be affected by total new vehicle sales and the future leasing behavior of manufacturers and lenders; therefore, we are not able to accurately predict the volume of vehicles coming to the wholesale market. The supply of off-lease vehicles coming to wholesale channels is also affected by the market value of used vehicles compared to the residual value of those vehicles per the lease terms. In most cases, the lessee and the dealer have the ability to purchase the vehicle at the residual price at the end of the lease term. Generally, as market values of used vehicles rise, the number of vehicles purchased at residual value by the lessees and dealers increases, thus decreasing the number of off-lease vehicles available to the wholesale market. As a result, lower volumes of off-lease vehicles available to the wholesale market is expected to continue and will likely continue to adversely affect our revenues and profitability.

Further, macroeconomic factors, including inflationary pressures, rising interest rates, volatility of oil and natural gas prices and declining consumer confidence impact the affordability and demand for new and used vehicles. Declining economic conditions present a risk to our operations and the stability of the automotive industry.

In addition, the supply of vehicles coming to the wholesale market could be impacted by changes to the broader automotive industry. For example, an increased demand for electric vehicles could cause the number of vehicles coming to the wholesale market to decline and the ancillary services we provide to decline or change. Further, technology is being developed to produce automated, driverless vehicles that could reduce the demand for, or replace, traditional vehicles, including the used vehicles on our marketplaces. Additionally, ride-hailing and ride-sharing services are becoming increasingly popular as a means of transportation and may decrease consumer demand for the used vehicles that are offered on our marketplaces, particularly as urbanization increases. If we are unable to or otherwise fail to successfully adapt to such industry changes, our business, financial condition and results of operations could be materially and adversely affected.

Used vehicle prices impact fee revenue per unit and conversion rates and may impact the supply of used vehicles, loan losses at AFC and could adversely affect our profitability.

The volume of new vehicle production, accuracy of lease residual estimates, interest rate fluctuations, customer demand and changes in regulations, among other things, all potentially affect the pricing of used vehicles. Used vehicle prices may affect the volume of vehicles entered for sale in our marketplaces and the demand for those used vehicles, the fee revenue per unit, marketplace conversion rates, loan losses for our dealer financing business and our ability to retain customers. When used vehicle prices are high, dealer customers may retail more of their trade-in vehicles on their own rather than selling them in the wholesale channel. A sustained reduction in used vehicle pricing could result in a potential loss of consignors, an increase in loan losses at AFC and decreased profitability.

Our marketplace businesses also sell vehicles that have been purchased (e.g., inherited vehicles, vehicles returned or vehicles purchased by OPENLANE Europe and others). When a vehicle is purchased and then resold, rather than sold on a consignment basis, we are exposed to inventory risks, including losses from theft, damage and obsolescence. In addition, when vehicles are purchased, we are subject to changes in vehicle values, which could adversely affect our revenue and profitability.

AFC is exposed to credit risk with our dealer borrowers, which could adversely affect our profitability and financial condition.

AFC is subject to credit risk resulting from defaults in payment by our dealer customers on our floorplan loans. Furthermore, a weak economic environment, decreased demand for used vehicles, disruptions in pricing of used vehicle inventory or consumers' lack of access to financing could exert pressure on our dealer customers resulting in higher delinquencies, bankruptcies, repossessions and credit losses. There can be no assurances that our monitoring of our credit risk as it affects the collectability of these loans and our efforts to mitigate credit risk through appropriate underwriting policies and loss-mitigation strategies are, or will be, sufficient to prevent an adverse impact in our profitability and financial condition.

We may be unable to meet our customers' expectations, which could impact customer retention and adversely affect our operating results and financial condition.

We believe our future success depends in part on our ability to respond to changes in customer requirements and our ability to meet regulatory requirements for our customers. Many of our customers, including our financial institution customers, are subject to significant and evolving regulations. We work to develop strong relationships and interactive dialogue with our customers to better understand current trends and customer needs. Our success will also depend, in part, on our ability to provide customers with a user-friendly digital experience. If we are not successful in meeting our customers' expectations, our customer relationships could be negatively affected and result in a loss of future business, which would adversely affect our operating results and financial condition.

Our business and operating results would be adversely affected if we lose one or more significant customers.

Loss of business from, or changes in the consignment patterns of, our key customers could have a material adverse effect on our business and operating results. Generally, commercial and dealer customers do not make binding long-term commitments to us regarding consignment volumes. Many of our customer agreements can be terminated by the customer for convenience on advance written notice, which provides our customers with the opportunity to renegotiate their agreements with us or to award more business to our competitors. Any such customer could reduce its overall supply of vehicles for our marketplaces, seek protection under the bankruptcy laws, or otherwise seek to materially change the terms of its business relationship with us at any time. There is no guarantee that we will be able to retain or renew existing agreements, maintain relationships with any of our customers or business partners on acceptable terms or at all, or collect amounts owed to us from customers or business partners. Any such change could harm our business and operating results. While no single customer accounted for 10% or more of our consolidated revenues in 2023, the loss of, or material reduction in business from, our key customers could have a material adverse effect on our business and operating results.

If we fail to attract and retain key personnel, or have inadequate succession planning, we may not be able to execute our business strategies and our financial results could be negatively affected.

Our success depends in large part on the talents and efforts of our executives and other key employees, including those with digital capabilities. Our future success will depend upon our ability to continue to identify, hire, develop, motivate and retain talented personnel. If we lose the services of one or more of our key personnel, or if one or more key personnel joins a competitor or otherwise competes with us, we may not be able to effectively implement our business strategies or maintain customer relationships, and our business could be materially adversely affected.

In addition, our failure to put in place adequate succession plans for key roles or the failure of key personnel to successfully transition into new roles could have an adverse effect on our business and operating results. The unexpected or abrupt departure of one or more of our key personnel and the failure to effectively transfer knowledge and effect smooth key personnel transitions may have an adverse effect on our business.

Further, leadership changes have occurred and will continue to occur from time to time and we cannot predict whether significant resignations will occur or whether we will effectively manage leadership transitions. We may face risks related to these and other transitions in our leadership team. If we cannot effectively manage leadership transitions and management changes in the future, our reputation and future business prospects could be adversely affected.

If we fail to effectively identify, value, manage, and complete acquisitions and subsequent integrations, divestitures and other strategic transactions, our operating results, financial condition and growth prospects could be adversely affected.

Acquisitions have been a significant part of our growth strategy and have enabled us to further broaden and diversify our service offerings. Our strategy generally includes acquisitions of companies, products, services and technologies to expand our online, digital and mobile capabilities. Acquisition of businesses requires substantial time and attention of management personnel and may also require additional equity or debt financings. Further, integration of newly established or acquired businesses is often disruptive. We may incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed. There can be no assurance that we will identify appropriate targets, will acquire such businesses on favorable terms, will be able to successfully integrate such organizations into our business or will be able to realize anticipated benefits. Because these new ventures are inherently risky, no assurance can be given that such strategies and offerings will be successful and they could materially adversely affect our business, financial condition and results of operations. Acquisitions may also have unanticipated tax, legal, regulatory and accounting ramifications, including as a result of recording goodwill that is subject to impairment testing on a regular basis and potential periodic impairment charges. Another accounting ramification includes the valuation of contingent consideration at the acquisition date which is subject to remeasurement each reporting period and could result in additional expense. In addition, we expect to compete against existing and new competitors for suitable acquisitions. If we are able to consummate acquisitions, such acquisitions could be dilutive to earnings, and we could overpay for such acquisitions.

Additional risks and challenges we face in connection with acquisitions include, but are not limited to:

- incurring significantly higher capital expenditures, operating expenses and operating losses of the business acquired;

- coordination of technology, research and development, and sales and marketing functions, along with integration of the acquired business's accounting, management information, human resources, and other administrative systems;

- incurring liability for pre-acquisition activities of the acquired business;

- inheriting certain security or privacy vulnerabilities of the acquired business;

- implementing or remediating the controls, procedures, and policies of the acquired business;

- incorporating acquired technology and rights into our offerings and unanticipated expenses related to such integration;

- retaining and integrating acquired employees, including cultural challenges associated with integrating employees from the acquired business into our organization;

- maintaining important business relationships and contracts of the acquired business; and

- integrating the acquired business onto our systems and ensuring the acquired business meets our financial reporting requirements and timelines.

Any of these risks, if realized, could materially and adversely affect our business, financial condition and results of operations.

Some of the same risks exist if and when we decide to sell a business or assets. In addition, divestitures could involve additional risks, including difficulties in the separation of operations, services, data, technology, products and personnel, inability to fully reduce fixed costs previously associated with the divested assets or business, the potential need to provide transitional services and the need to agree to retain or assume certain liabilities in order to complete the divestiture. We may not be successful in managing these or any other significant risks that we encounter in divesting businesses or assets, and, as a result, we may not achieve some or all of the expected benefits of the divestitures.

Our expansion into markets outside the U.S. and our non-U.S. based operations subject us to unique operational, competitive and regulatory risks.

Acquisitions and other strategies to expand our operations beyond North America subject us to significant risks and uncertainties. As a result, we may not be successful in realizing anticipated synergies or we may experience unanticipated integration expenses. As we continue to expand our business internationally, we will need to develop policies and procedures to manage our business on a global scale. There can be no assurance that we will identify appropriate international targets, acquire such businesses on favorable terms, or be able to successfully grow and integrate such organizations into our business. Operationally, acquired businesses typically depend on key relationships and our failure to maintain those relationships could have an adverse effect on our operating results and financial condition.

In addition, we anticipate that our non-U.S. based operations will continue to subject us to risks associated with operating on an international basis, including:

- exposure to foreign currency exchange rate risk, which may have an adverse impact on our revenues and profitability;

- exposure to the principal or purchase auction model rather than the agency or consignment model, which may have an adverse impact on our margins and expose us to inventory risks;

- restrictions on our ability to repatriate funds, as well as repatriation of funds currently held in foreign jurisdictions, which may result in higher effective tax rates;

- tariffs and trade barriers and other regulatory or contractual limitations on our ability to operate in certain foreign markets;

- compliance with anti-corruption and anti-bribery laws, including the Foreign Corrupt Practices Act and the U.K. Bribery Act;

- compliance with various privacy regulations, including but not limited to the General Data Protection Regulation ("GDPR");

- compliance with data localization and/or data residency requirements and cross-border data transfer regulations;

- dealing with unfamiliar regulatory agencies and laws, including those favoring local competitors;

- dealing with political and/or economic instability, including the effects of the exit of the U.K. from the E.U.;

- geopolitical instability, terrorism, war and military conflicts, including the conflict between Ukraine and Russia;

- the difficulty of managing and staffing foreign offices, as well as the increased travel, infrastructure, legal and compliance costs associated with international operations;

- localizing our product offerings; and

- adapting to different business cultures and market structures.

As we continue to expand globally, our success will depend on our ability to anticipate and effectively manage these and other risks associated with operating on an international basis. Our failure to manage these risks could have an adverse effect on our operating results and financial condition.

Significant disruptions of information technology systems could adversely affect our business and reputation.

We rely on information technology systems, some of which are managed by third parties, to process, transmit and store electronic information, and to manage or support a variety of our business processes and activities. The secure operation of these systems, and the processing, maintenance, enhancement and reliability of these systems, are critical to our business operations and strategy. The technology to operate some of our businesses is provided, in whole or in part, by third-party service providers, and we do not own or control the operation of third-party facilities. Our systems and the third-party systems with which we interact are subject to damage, failure or interruption due to various reasons, such as power or other critical infrastructure outages, facility damage, physical theft, telecommunications failures, malware, security incidents, cyber-attacks (including cyber-threats from nation-state actors), natural disasters and catastrophic events, legacy applications, integration delays, inadequate system hygiene and inadequate or ineffective redundancy measures. In addition, any financial difficulties, up to and including bankruptcy, faced by our service providers or any of their subcontractors, may have negative effects on our business, the nature and extent of which are difficult to predict. Our customers and vendors also rely on our information technology systems to conduct their operations. Any significant disruptions of our information technology systems could negatively impact our business and customers, damage our reputation and materially adversely affect our consolidated financial position and results of operations.

Data security concerns relating to our technology or breaches of information technology systems, could adversely affect our business and reputation.

We have experienced cyber-attacks and security incidents of varying degrees and believe we will continue to be a potential target of such threats and attacks. This threat has increased corresponding to the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. The technology infrastructure and systems of our suppliers, vendors, service providers and partners have also in the past experienced and may in the future experience such threats and attacks. Cyber-attacks or other security incidents could lead to service interruptions, malfunctions or other failures in the technology that supports our businesses and customers, as well as the operations of our customers or other third parties. Cyber-attacks or other security incidents could also damage our reputation with our customers and other parties and the market, and cause us to incur additional costs (such as repairing systems, adding personnel or security technologies or compliance costs), regulatory penalties, financial losses to both us and our customers and partners and the loss of customers and business opportunities. If such cyber-related events are not detected in a timely manner, their effect could be compounded.

Although we have technology and information security policies and processes and disaster recovery plans in place, these measures may not be adequate to ensure that our operations will not be compromised or disrupted should such an event occur. There can be no assurance that the systems we have designed to prevent or limit the effects of cyber incidents or attacks will be sufficient to prevent or detect material consequences arising from such incidents or attacks, or to avoid a material adverse impact on our systems after such incidents or attacks do occur. The security measures we employ to protect our systems have in the past not detected or prevented, and may in the future not detect or prevent, all attempts to hack our systems, denial-of-service attacks, viruses, malicious software (malware), employee error or malfeasance, phishing attacks, security breaches, disruptions during the process of upgrading or replacing computer software or hardware or integrating systems of acquired businesses or assets or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by the sites, networks and systems that we otherwise maintain, which include cloud-based networks and storage. The existence and use of acquired and legacy applications and systems increase these risks.

Our network and systems are also subject to compromise from the actions or inactions of vendors and other third parties who have legitimate access (including Carvana personnel under our transition services agreement). Even if we successfully protect our own network and systems, our supply chain infrastructure and other third parties may not maintain adequate security measures (including identifying defects or vulnerabilities) to protect against unauthorized access, cyber attacks or mishandling of data, which could result in a breach of or disruption to our systems and network. Our control over and ability to monitor the security practices of our vendors and other third parties with whom we do business remains limited, and there can be no assurance that we can prevent, mitigate, or remediate the risk of any compromise or failure in the cybersecurity infrastructure owned or controlled by such third parties or others within their respective supply chains.

If our information technology systems are compromised, become inoperable for extended periods of time or cease to function properly, we may have to make a significant investment to fix or replace the information technology and our ability to provide many of our electronic and online solutions to our customers may be impaired, which would have a material adverse effect on our consolidated operating results and financial position. In addition, as cyber-threats continue to evolve in both intensity and velocity, we may be required to expend significant additional resources to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. Further, the rapid evolution and increased adoption of artificial intelligence increases the risk of cyber-attacks and security incidences. Use of artificial intelligence by our employees and vendors, whether authorized or unauthorized, also increases the risk that our intellectual property and other proprietary information will be unintentionally disclosed. Any of the risks described above could result in the loss or misuse of proprietary, confidential or sensitive information, disrupt our business, damage our reputation, expose us to legal liability and materially adversely affect our consolidated financial position and results of operations.

Compliance with U.S. and global privacy and data security requirements could result in additional costs and liabilities or inhibit our ability to collect, transmit and/or store data, and the failure to comply with such requirements could subject us to significant fines and penalties, which could adversely affect our business, financial condition and reputation.

Aspects of our operations and businesses are subject to privacy regulations in the United States, including but not limited to the California Consumer Privacy Act ("CCPA"), as amended and expanded by the California Privacy Rights Act ("CPRA"), and around the globe, most notably the European Union's General Data Protection Regulation (the "GDPR"). We collect, process and store sensitive data, including proprietary business and customer information, as well as personally identifiable information of our customers, their consumers and our employees. Many U.S. and foreign jurisdictions have passed, or are currently contemplating, a variety of artificial intelligence, consumer protection, data privacy, and data security laws and regulations that impact our business or the business of our customers, including consumer notification and other requirements in the event that consumer information is accessed and/or acquired by unauthorized persons and regulations regarding the use, access, accuracy, security and retention of such data. These laws and regulations are quickly evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations and enforcement. The regulatory framework for privacy and data security issues has become increasingly burdensome and complex worldwide, and is expected to continue to be so for the foreseeable future. Our compliance with global laws and regulations relating to privacy, data protection and information security may materially increase our costs or otherwise limit our ability to continue or pursue certain business activities. Our failure to comply with applicable laws or regulations could also result in fines, sanctions, private litigation, government enforcement, business disruption, credit reporting and other expenses, damage to our reputation and loss of customers. We maintain cyber risk insurance, but this insurance may not be sufficient to cover all losses from any future disruption, security incident or breach.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of confidentiality, assignment and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent, trade secret, and domain name protection laws, to protect our proprietary rights. In the United States and internationally, we have filed various applications for protection of certain aspects of our intellectual property, and we currently hold issued patents in the United States, Europe and Canada. However, third parties may knowingly or unknowingly infringe our proprietary rights, third parties may challenge proprietary rights held by us, and pending and future trademark and patent applications may not be approved. In addition, effective intellectual property protection may not be available in every country in which we operate or intend to operate our business. In any or all of these cases, we may be required to expend significant time and expense in order to prevent infringement or to enforce our rights. Although we have taken measures to protect our proprietary rights, there can be no assurance that such measures will be adequate or that others will not offer products or concepts that are substantially similar to ours and compete with our business. Changes in laws and regulations or adverse court rulings may also negatively affect our ability to protect our proprietary rights or prevent others from using our intellectual property and technology. If the protection of our proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our service and methods of operations. Any of these events could have an adverse effect on our business and financial results.

We may be subject to patent or other intellectual property infringement claims, which could have an impact on our business or operating results due to a disruption in our business operations, the incurrence of significant costs and other factors.

From time to time, we may receive notices from others claiming that we infringed or otherwise violated their patent or intellectual property rights, and the number of these claims could increase in the future. Claims of intellectual property infringement or other intellectual property violations could require us to enter into licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question, which could require us to change business practices and limit our ability to compete effectively. Even if we believe that the claims are without merit, the claims can be time-consuming and costly to defend and may divert management's attention and resources away from our businesses. If we are required to take any of these actions, it could have an adverse impact on our business and operating results.

We rely on third-party technology for key components of our business, and if these or other third parties do not perform adequately or terminate their relationships with us, our business and results of operations could be harmed.

We rely on third-party technology for certain of our critical business functions, including certain inspection, auction management and marketplace technologies. If these technologies fail, or if such third-party service providers or strategic partners were to cease operations, temporarily or permanently, face financial distress or other business disruptions, increase their fees, or if our relationships with these providers or partners deteriorate or terminate, we could suffer increased costs and we may be unable to provide similar services until an equivalent provider could be found or we could develop replacement technology or operations. In addition, if we are unsuccessful in identifying or finding high-quality partners, if we fail to negotiate cost-effective relationships with them, or if we ineffectively manage these relationships, it could have an adverse impact on our business and financial results.

Reliance on outsourcing arrangements could adversely affect our business.

As part of our initiative to reduce costs and align our business to our digital operating model, we have entered into several outsourcing arrangements with offshore third parties related to certain technology, back-office and customer support functions, and we will continue to evaluate additional outsourcing. As a result, the success of our business and our customer experience is partially dependent on offshore third parties over which we have limited control. If these third parties are unwilling or unable to perform to our standards or to provide the level of service required or expected by our customers, or if we are unable to maintain our agreements with them or alternative providers on attractive terms or at all, our business, financial condition and results of operations may be harmed.

Adverse economic conditions may negatively affect our business and results of operations.

Adverse economic conditions, including those resulting from the COVID-19 pandemic or otherwise, could increase our exposure to several risks, including:

- *Fluctuations in the supply of used vehicles.* We are dependent on the supply of used vehicles coming to the wholesale market, and our financial performance depends, in part, on conditions in the automotive industry. Currently, disruptions in new vehicle production are resulting in fewer vehicles coming to wholesale channels. During the past global economic downturn and credit crisis, there was an erosion of retail demand for new and used vehicles that led many lenders to cut back on originations of new loans and leases and led to significant manufacturing capacity reductions by automakers selling vehicles in the United States and Canada. Capacity reductions or disruptions in new vehicle production could depress the number of vehicles received in wholesale channels in the future and could lead to reduced numbers of vehicles from various suppliers, negatively impacting wholesale volumes. In addition, weak growth in or declining new vehicle sales negatively impacts used vehicle trade-ins to dealers and wholesale volumes. These factors have and could continue to adversely affect our revenues and profitability.

- *Decline in the demand for used vehicles.* We may experience a decrease in demand for used vehicles from dealer customers due to factors including the lack of availability of consumer credit and declines in consumer spending and consumer confidence. Adverse credit conditions also affect the ability of dealers to secure financing to purchase used vehicles, which further negatively affects buyer demand. In addition, a reduction in the number of franchised and independent used car dealers may reduce dealer demand for used vehicles.

- *Decrease in consumer spending.* Consumer purchases of new and used vehicles may be adversely affected by economic conditions such as employment levels, wage and salary levels, trends in consumer confidence and spending, reductions in consumer net worth, interest rates, inflation, the availability of consumer credit and taxation policies. Consumer purchases in general may decline during recessions, periods of prolonged declines in the equity markets or housing markets and periods when disposable income and perceptions of consumer wealth are lower. Changes to U.S. federal tax policy may negatively affect consumer spending. In addition, the increased use of vehicle sharing and alternate methods of transportation, including autonomous vehicles, could lead to a decrease in consumer purchases of new and used vehicles and a decrease in vehicle rentals. To the extent retail and rental car company demand for new and used vehicles decreases, negatively impacting our auction volumes, our results of operations and financial position could be materially and adversely affected.

- *Volatility in the asset-backed securities market.* Volatility and disruption in the asset-backed commercial paper market could lead to a narrowing of interest rate spreads at AFC in certain periods. In addition, any volatility and disruption has affected, and could affect, AFC's cost of financing related to its securitization facility.

- *Ability to service and refinance indebtedness.* Uncertainty in the financial markets or a downgrade in our credit ratings may negatively affect our ability to service our existing debt, access additional financing or to refinance our existing indebtedness on favorable terms or at all. If economic weakness exists, it may affect our cash flow from operations and results of operations, which may affect our ability to service payment obligations on our debt or to comply with our debt covenants.

- *Increased counterparty credit risk.* Any market deterioration could increase the risk of the failure of financial institutions party to our Credit Agreement and other counterparties with which we do business to honor their obligations to us. Our ability to replace any such obligations on the same or similar terms may be limited if challenging credit and general economic conditions exist.

Macroeconomic conditions and geopolitical events may adversely affect our business, sources of liquidity and related costs of capital.

Global financial markets experience from time to time volatility, disruption and credit contraction. Significant volatility or disruption of global financial markets, inflation, supply chains or commercial activity due to Russia's invasion of Ukraine or other geopolitical events, war, terrorism, natural disasters, public health issues (including pandemics such as the COVID-19 pandemic) or other factors could negatively affect our industry and business and our ability to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all. A disruption in the financial markets may adversely affect our ability to raise, restructure or refinance indebtedness.

Our indebtedness and the terms of our indebtedness could impair our financial condition and adversely affect our ability to react to changes in our business.

As of December 31, 2023, our total debt was approximately $364.6 million, exclusive of liabilities related to our securitization facilities which are not secured by the general assets of OPENLANE, and we had $133.3 million of borrowing capacity under our Revolving Credit Facility (net of $54.7 million in outstanding letters of credit).

Our indebtedness could have important consequences including:

- limiting our ability to borrow additional amounts to fund working capital, capital expenditures, debt service requirements, execution of our business strategy, acquisitions and other purposes;

- requiring us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on debt, which would reduce the funds available for other purposes, including funding future expansion;

- making us more vulnerable to adverse changes in general economic, industry and competitive conditions, in government regulation and in our business by limiting our flexibility in planning for, and making it more difficult to react quickly to, changing conditions; and

- exposing us to risks inherent in interest rate fluctuations because a portion of our indebtedness is at variable rates of interest, which could result in higher interest expenses in the event of increases in interest rates.

In addition, if we are unable to generate sufficient cash from operations to service our debt and meet other cash needs, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We may not be able to refinance our debt or sell additional debt or equity securities or our assets on favorable terms, if at all, particularly because of the restrictions imposed by the agreement governing our Revolving Credit Facility and the indenture governing our senior notes on our ability to incur additional debt and use the proceeds from asset sales. If we must sell certain of our assets, it may negatively affect our ability to generate revenue. The inability to obtain additional financing could have a material adverse effect on our financial condition.

If we cannot make scheduled payments on our debt, we would be in default and, as a result, our debt holders could declare all outstanding principal and interest to be due and payable, the lenders under our Revolving Credit Facility could terminate their commitments to lend us money and foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation.

Furthermore, the agreement governing our Revolving Credit Facility and the indenture governing our senior notes include, and future debt instruments may include, certain restrictive covenants which could limit our ability to enter into certain transactions in the future and may adversely affect our ability to operate our business.

Changes in interest rates or market conditions could adversely impact our profitability and business.

Rising interest rates may have the effect of depressing the sales of new and used vehicles because many consumers finance their vehicle purchases and rising auto loan rates increase the cost of purchasing a vehicle. Likewise, when interest rates increase, the subprime borrowing market often tightens, making interest rates even higher for those with lower credit scores. If increased interest rates depress the sales of new and/or used vehicles, then used vehicle trade-ins to dealers and wholesale volumes could be negatively impacted. These factors could adversely affect revenues and profitability in our Marketplace segment.

In addition, AFC securitizes a majority of its finance receivables on a revolving basis. Volatility and/or market disruption in the asset-backed securities market in the United States or Canada can impact AFC's cost of financing related to, or its ability to arrange financing on acceptable terms through, its securitization facility, which could negatively affect AFC's business and our financial condition and operations.

As noted elsewhere, a portion of our indebtedness is at variable rates of interest. As such, increases in interest rates could also result in higher interest expenses.

A portion of our net income is derived from our international operations, primarily Canada, which exposes us to foreign exchange risks that may impact our financial statements. In addition, increases in the value of the U.S. dollar relative to certain foreign currencies may negatively impact foreign buyer participation in our marketplaces.

Fluctuations between U.S. and foreign currency values may adversely affect our results of operations and financial position, particularly fluctuations with Canadian currency values. In addition, there may be tax inefficiencies in repatriating cash from our foreign subsidiaries. Approximately 38% of our revenues from continuing operations were attributable to our foreign operations for the year ended December 31, 2023. The results of operations of our foreign subsidiaries are translated from local currency into U.S. dollars for financial reporting purposes. Changes in the value of foreign currencies, particularly the Canadian dollar and the euro relative to the U.S. dollar could negatively affect our profits from foreign operations and the value of the net assets of our foreign operations when reported in U.S. dollars in our financial statements. This could have a material adverse effect on our business, financial condition or results of operations as reported in U.S. dollars.

In addition, fluctuations in exchange rates may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our foreign operations are translated using period-end exchange rates; such translation gains and losses are reported in "Accumulated other comprehensive income/loss" as a component of stockholders' equity. The revenues and expenses of our foreign operations are translated using average exchange rates during each period.

Likewise, we have non-U.S. based buyers who participate in our marketplaces. Increases in the value of the U.S. dollar relative to these buyers' local currencies may reduce the prices they are willing to pay at our marketplaces, which may negatively affect our revenues.

We are subject to a complex framework of federal, state, local and foreign laws and regulations, which have in the past, and could in the future, subject us to claims, challenge our business model, or otherwise harm our business.

Our operations are subject to regulation, supervision and licensing under various federal, state, provincial, local and foreign authorities, agencies, statutes and ordinances, which, among other things, require us to obtain and maintain certain licenses, permits and qualifications, provide certain disclosures and notices and limit interest rates, fees and other charges. The regulations and laws that impact our company include, without limitation, the following:

- The sale of used vehicles is regulated by various state and local motor vehicle departments and regulators.

- Some of the transport vehicles used at our facilities are regulated by the U.S. Department of Transportation or similar regulatory agencies in the other locations in which we operate.

- AFC is subject to certain federal, state and provincial laws which regulate commercial and small business lending activities and interest rates and, in certain jurisdictions, require AFC or one of its subsidiaries to be licensed. These laws are complex and are rapidly evolving, including adverse legislative and regulatory trends towards regulating small business lending similar to consumer lending.

- We are subject to various local zoning requirements with regard to the location of our facilities, which requirements vary from location to location.

- We are subject to federal, state and international laws, directives and regulations relating to the collection, use, retention, disclosure, security and transfer of personally identifiable information (e.g., GDPR and CCPA). These laws, directives, regulations and their interpretation and enforcement continue to evolve and may be inconsistent from jurisdiction to jurisdiction.

- We are subject to laws and regulations with respect to emerging technologies being incorporated into our business, including artificial intelligence, machine learning and data analytics.

- Certain of the Company's subsidiaries may be deemed subject to the regulations of the Consumer Financial Protection Act of 2010 due to their vendor relationships with financial institutions.

- PAR is subject to laws in certain states which regulate repossession administration activities and, in certain jurisdictions, require PAR to be licensed.

- We are subject to various reporting and anti-money laundering regulations.

The foregoing description of laws and regulations to which we are or may be subject is not exhaustive, and the regulatory framework governing our operations is subject to evolving interpretations and continuous change. Changes in law or governmental regulations or interpretations of existing law or regulations could result in increased costs, reduced vehicle prices and decreased profitability for us. In addition, failure to comply with present or future laws and regulations or changes in existing laws or regulations or in their interpretation could have a material adverse effect on our operating results and financial condition.

We are subject to risks associated with legal and regulatory proceedings. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, financial condition and results of operations.

We have in the past been, are currently, and may in the future become, subject to a variety of legal actions relating to our current and past business operations, including but not limited to litigation claims and legal proceedings related to environmental, intellectual property, labor and employment, privacy, regulatory compliance, securities, tax, and tort laws. Such claims may be asserted against us by individuals, either individually or through class actions, by governmental entities in civil or criminal investigations and proceedings or by other entities. These actions could expose us to adverse publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. In addition, we could incur substantial costs in defending ourselves or in asserting our rights in such actions. Any claims against us, whether meritorious or not, could be time consuming, costly, and harmful to our reputation, and could require significant amounts of management time and corporate resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or be forced to change the way in which we operate our business, which could have an adverse effect on our business, financial condition, and operating results.

Environmental, health and safety risks could adversely affect our operating results and financial condition.

Our operations are subject to various foreign, federal, state and local environmental, health and safety laws and regulations, including those governing the emission or discharge of pollutants into the air or water, the generation, treatment, storage and release of hazardous materials and wastes and the investigation and remediation of contamination. Our failure to comply with current or future environmental, health or safety laws or to obtain and comply with permits required under such laws, could subject us to liability, damage our reputation and require costly investigative, remedial or corrective actions.

Some of the facilities on which we operate are impacted by recognized environmental concerns and pollution conditions. We have incurred and may in the future incur expenditures relating to compliance and risk mitigation efforts, releases of hazardous materials, investigative, remedial or corrective actions, claims by third parties and other environmental issues, and such expenditures, individually or in the aggregate, could be significant.

We are partially self-insured for certain losses.

We self-insure a portion of employee medical benefits under the terms of our employee health insurance program, as well as a portion of our automobile, general liability and workers' compensation claims. We record an accrual for the claims expense related to our employee medical benefits, automobile, general liability and workers' compensation claims based upon the expected amount of all such claims. If actual trends, including the severity of claims and medical cost inflation above expectations were to occur, our self-insured costs would increase, which could have an adverse impact on our results of operations and financial position.

We assume the settlement risk for vehicles sold through our marketplaces.

Typically, following the sale of a vehicle, we do not release the vehicle and/or title to a buyer until we have received full payment from the buyer or confirmation of arrangement for such payment. We may, however, remit payment to a seller before receiving payment from a buyer, and, in those circumstances, we may not have recourse against sellers for any buyer's failure to satisfy its payment obligations. Revenue for a vehicle consigned to us for sale typically includes only the applicable buyer and seller fees associated with the transaction and not the vehicle sale proceeds. As a result, any failure to collect a receivable from the buyer in full may result in a loss up to the amount of the vehicle sale proceeds plus the applicable buyer fees and any collection related expenses. If we are unable to collect the vehicle sale price plus applicable buyer fees from buyers on a large number of vehicles, our revenue and cash flows may be negatively impacted resulting in a material adverse effect on our results of operations and financial condition.

Risks Related to the Sale of ADESA U.S. Physical Auction Business

The ADESA U.S. physical auction business sale transaction may result in increased costs.

In connection with the sale of the ADESA U.S. physical auction business, we entered into a transition services agreement whereby we will provide various services to Carvana following the closing. The transition services agreement may result in additional costs to us, which may make our ability to achieve the transaction's objective of a more asset-light and lower overhead operating model more difficult. The transaction also requires us to split, or otherwise amend, existing contracts with customers and other third parties to separate the U.S. physical auction business, which may not be effective and could lead to additional costs for us.

We rely on Carvana for key components of our business and for certain revenue, which exposes us to increased risks.

In connection with the sale of the ADESA U.S. physical auction business, we entered into various agreements with Carvana, many of which require performance by Carvana. We will rely on Carvana to satisfy its various obligations under these agreements, including but not limited to performing services, meeting minimum volumes and complying with payment obligations. Carvana may fail to perform or comply as expected or be unwilling or unable to perform or comply in the future. The reliance on Carvana for certain aspects of our operations represents an inherent risk to our Company that could have a material adverse effect on our business, financial condition and results of operations.

For example, certain systems sold to Carvana as part of the ADESA U.S. physical auction business sale transaction are integral to our OPENLANE Canada operations and other remaining parts of our business. Carvana has agreed to maintain and make those systems available to support retained Company businesses for a period of time post-closing. Further, Carvana has agreed to continue to allow AFC to occupy office space in the ADESA U.S. physical auction locations owned by Carvana.

If Carvana is unable or unwilling to satisfy its obligations under these agreements, or if Carvana seeks bankruptcy protection, we could incur operational difficulties or losses. Further, upon termination or expiration of those agreements, the respective services will need to be provided internally or by third parties. If we do not have agreements with other providers of these services or the ability to perform these services in-house once certain transaction agreements expire or terminate, we may not be able to operate our business effectively, which may have a material adverse effect on our financial position, results of operations and cash flows.

We will be required to satisfy certain indemnification obligations to Carvana or we may not be able to collect on indemnification rights from Carvana.

In connection with the sale of the ADESA U.S. physical auction business, we agreed to indemnify Carvana for certain liabilities, and Carvana agreed to indemnify the Company for certain liabilities. Our and Carvana's ability to satisfy these indemnities, if called upon to do so, will depend respectively upon our and Carvana's future financial strength. If we are required to indemnify Carvana, or if we are not able to collect on indemnification rights from Carvana, our financial condition, liquidity or results of operations could be materially and adversely affected.

We are restricted from conducting certain activities for three years following the ADESA U.S. physical auction business sale transaction.

The purchase agreement that we entered into as part of the sale of the ADESA U.S. physical auction business restricts us from engaging in certain activities in the United States for a period of three years, including on-premise wholesale vehicle auctions and vehicle reconditioning services. These restrictions could materially and adversely affect our business, growth strategy, financial condition and results of operations.

Our ability to access capital in the future may be challenging.

The sale of the ADESA U.S. physical auction business resulted in our being a smaller enterprise focused on our digital marketplaces. While we believe our transition to a more asset-light and lower overhead operating model will better position us going forward, we may face additional challenges when raising additional capital or restructuring or refinancing our indebtedness.

Risks Related to Ownership of Our Common Stock

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders and could expose us to securities class action litigation.

You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment. Many factors could cause the market price of our common stock to rise and fall, including but not limited to the following:

- announcements by us or our competitors of significant business developments, new offerings, acquisitions or strategic investments;

- changes in earnings estimates or recommendations by securities analysts, if any, who cover our common stock;

- results of operations that are below our announced guidance or below securities analysts' or consensus estimates or expectations;

- fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

- changes in our capital structure, such as future issuances of securities, sales of large blocks of common stock by our stockholders or our incurrence of additional debt;

- repurchases of our common stock pursuant to our share repurchase program;

- investors' general perception of us and our industry;

- changes in general economic and market conditions;

- changes in industry conditions (including changes in anticipated future market size and growth rate); and

- changes in regulatory and other dynamics.

In addition, if the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if successfully defended, could be costly to defend and a distraction to management. Likewise, following periods of volatility in the market price of a company's securities, securities class action litigation could be initiated. If such litigation were introduced against us, it could result in substantial costs and a diversion of our attention and resources, which could have a material adverse effect on our business.

The issuance of shares of our Series A Preferred Stock reduces the relative voting power of holders of our common stock, and the conversion and sale of those shares would dilute the ownership of such holders and may adversely affect the market price of our common stock.

As of December 31, 2023, 634,305 shares of our Series A Preferred Stock were outstanding, representing approximately 25% of our outstanding common stock, including the Series A Preferred Stock on an as-converted basis. Holders of Series A Preferred Stock are entitled to a cumulative dividend at the rate of 7% per annum, payable quarterly in arrears. Dividends were payable in kind through the issuance of additional shares of Series A Preferred Stock for the first eight dividend payment dates (through June 30, 2022), and thereafter, in cash or in kind, or any combination thereof, at our option. Because holders of our Series A Preferred Stock are entitled to vote, on an as-converted basis, together with holders of our common stock on all matters submitted to a vote of the holders of our common stock, the issuance of the Series A Preferred Stock, and the subsequent issuance of additional shares of Series A Preferred Stock through the payment of in kind dividends, effectively reduces the relative voting power of the holders of our common stock. In addition, the conversion of the Series A Preferred Stock into common stock would dilute the ownership interest of existing holders of our common stock. Furthermore, any sales in the public market of the common stock issuable upon conversion of the Series A Preferred Stock would increase the number of shares of our common stock available for public trading, and could adversely affect prevailing market prices of our common stock. Pursuant to customary registration rights agreements, we were required to register for resale the shares of Series A Preferred Stock and the shares of common stock issuable upon conversion of the Series A Preferred Stock. This registration facilitates the resale of such securities into the public market, and any such resale would increase the number of shares of our common stock available for public trading. Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales might occur, could have a material adverse effect on the price of our common stock.

Apax and the other holders of our Series A Preferred Stock may exercise influence over us.

As of December 31, 2023, the outstanding shares of our Series A Preferred Stock represented approximately 25% of our outstanding common stock, including the Series A Preferred Stock on an as-converted basis. The terms of the Series A Preferred Stock require the approval of a majority of our Series A Preferred Stock by a separate class vote for us to:

- amend our organizational documents in a manner that would have an adverse effect on the Series A Preferred Stock; or

- issue securities that are senior to, or equal in priority with, the Series A Preferred Stock.

In addition, under our investment agreement, dated as of May 26, 2020 (the "Apax Investment Agreement"), with an affiliate of Apax Partners, L.P. ("Apax"), for so long as Apax and its affiliates beneficially own shares of Series A Preferred Stock (and/or shares of common stock issued upon conversion of Series A Preferred Stock) that represent, on an as-converted basis, at least 50% of Apax's initial shares of Series A Preferred Stock on an as-converted basis, Apax and its affiliates will have the right to designate one director to our board of directors. Circumstances may occur in which the interests of Apax and its affiliates could diverge from, or even conflict with, the interests of our other stockholders. For example, the existence of Apax as a significant stockholder and Apax's board designation rights may have the effect of delaying or preventing changes in control or management or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of the Company. Apax and its affiliates may seek to cause us to take courses of action that, in their judgment, could enhance its investment in the Company but which might involve risks to our other stockholders or adversely affect us or our other stockholders.

Our Series A Preferred Stock has rights, preferences and privileges that are not held by, and are preferential to, the rights of our common stockholders, which could adversely affect our liquidity and financial condition, and may result in the interests of the holders of our Series A Preferred Stock differing from those of our common stockholders.

The Series A Preferred Stock ranks senior to the shares of our common stock with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of our affairs. The holders of Series A Preferred Stock have the right to receive a liquidation preference entitling them to be paid out of our assets available for distribution to stockholders before any payment may be made to holders of any other class or series of capital stock, an amount equal to the greater of (a) the sum of the original liquidation preference plus all accrued but unpaid dividends or (b) the amount that such holder would have been entitled to receive upon our liquidation, dissolution and winding up if all outstanding shares of such series of Series A Preferred Stock had been converted into common stock immediately prior to such liquidation, dissolution or winding up. In addition, the holders of the Series A Preferred Stock are entitled to a cumulative dividend at the rate of 7% per annum, payable quarterly in arrears (dividends were payable in kind for the first eight dividend payments through June 30, 2022, and thereafter in cash or in kind). The holders of the Series A Preferred Stock are also entitled to participate in dividends declared or paid on our common stock on an as-converted basis. The holders of our Series A Preferred Stock also have the right, subject to certain exceptions, to require us to repurchase all or any portion of the Series A Preferred

Stock upon certain change of control events at the greater of (a) the consideration the holders would have received if they had converted their shares of Series A Preferred Stock into common stock immediately prior to the change of control event and (b) 105% of the sum of i) the liquidation preference thereof and ii) all accrued but unpaid dividends.

These dividend and share repurchase obligations could impact our liquidity and reduce the amount of cash flows available for general corporate purposes. Our obligations to the holders of the Series A Preferred Stock could also limit our ability to obtain additional financing or increase our borrowing costs, which could have an adverse effect on our financial condition. These preferential rights could also result in divergent interests between the holders of shares of Series A Preferred Stock and holders of our common stock.

Future offerings of debt or equity securities, which would rank senior to our common stock, may adversely affect the market price of our common stock.

If, in the future, we decide to issue debt or equity securities that rank senior to our common stock, it is likely that such securities will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

The market price of our common stock could be negatively affected by sales of substantial amounts of our common stock in the public market.

Future sales by us or by our existing stockholders of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. These sales also could impede our ability to raise future capital. Under our amended and restated certificate of incorporation, we are authorized to issue up to 400,000,000 shares of common stock, of which 108,040,704 shares of common stock were outstanding as of December 31, 2023. In addition, pursuant to a registration statement under the Securities Act, we have registered shares of common stock reserved for issuance in respect of stock options and other incentive awards granted to our officers and certain of our employees. If any of these holders cause a large number of securities to be sold in the public market, including common stock issuable upon conversion of the Series A Preferred Stock, the sales could reduce the trading price of our common stock. We cannot predict the size of future sales of shares of our common stock or the effect, if any, that future sales, or the perception that such sales may occur, would have on the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and by-laws, and of Delaware law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock.

Our amended and restated certificate of incorporation and by-laws contain, and Delaware law contains, provisions that may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in a premium over the market price for our shares.

These provisions include:

- rules regarding how our stockholders may present proposals or nominate directors for election at stockholder meetings;
- permitting our board of directors to issue preferred stock without stockholder approval;
- granting to the board of directors, and not the stockholders, the sole power to set the number of directors;
- authorizing vacancies on our board of directors to be filled only by a vote of the majority of the directors then in office and specifically denying our stockholders the right to fill vacancies in the board;
- authorizing the removal of directors only upon the affirmative vote of holders of a majority of the outstanding shares of our common stock entitled to vote for the election of directors; and
- prohibiting stockholder action by written consent.

These provisions apply even if an offer may be considered beneficial by some stockholders.

You may not receive any future dividends on our common stock.

Holders of our common stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. We are not required to declare cash dividends on our common stock. Future dividend decisions will be based on and affected by a variety of factors, including our financial condition and results of operations, contractual restrictions, including restrictive covenants contained in our Credit Agreement, the indenture governing our senior notes and AFC's securitization facilities, capital requirements and other factors that our board of directors deems relevant. Therefore, no assurance can be given as to whether any future dividends may be declared by our board of directors or the amount thereof.

Our share repurchase program could affect the price of our common stock and increase volatility. In addition, it may be suspended or discontinued at any time, which could result in a decrease in the trading price of our common stock.

In October 2019, our board of directors authorized a repurchase of up to $300 million of the Company's outstanding common stock. Since October 2019, the share repurchase program has been amended from time-to-time through subsequent approvals by the board of directors. These amendments have served to increase the size of the share repurchase program and extend its maturity date through December 31, 2024. Repurchases of our common stock pursuant to our share repurchase program, or any future share repurchase program, could affect our stock price and increase its volatility. The existence of a share repurchase program could also cause our stock price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our stock. There can be no assurance that any share repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased the shares of common stock. Although our share repurchase program is intended to enhance long-term stockholder value, short-term stock price fluctuations could reduce the program's effectiveness. Furthermore, the program does not obligate the Company to repurchase any dollar amount or number of shares of common stock, and may be suspended or discontinued at any time, which could cause the market price of our stock to decline.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk management and strategy

The Company's enterprise risk management ("ERM") program includes assessing, identifying and managing material risks from various sources, including those related to cybersecurity. The Company uses information from incident history, threat intelligence, formal and informal security networks, government information sharing and recognized information security frameworks to inform its cybersecurity risk management approach.

The Company's cybersecurity risk management processes incorporate multiple layers of security to help identify and protect against cybersecurity threats including a dedicated cybersecurity team, technical security controls, policy enforcement, monitoring systems, employee training, contractual arrangements and management oversight. Given the dynamic nature of the cyber-threat environment, the Company engages third-party assessors, consultants and others from time to time to assist in various cyber-related matters, including assessing, enhancing, implementing and monitoring the Company's cybersecurity risk management process.

The Company maintains a vendor risk management program designed to identify and manage risks associated with third-party service providers, with management retaining responsibility for oversight of cybersecurity threats. The Company also maintains an incident response plan that includes escalation criteria and preliminary materiality assessments to guide disclosure objectives.

The Company describes risks related to cybersecurity threats that could materially impact its business strategy, results of operations or financial condition under the heading "Risk Factors." Material impacts could include loss of access to systems and data, financial costs and reputational harm, among others.

Governance

Management is responsible for assessing and managing risk at the Company, including communicating the most material risks to the Board of Directors and its committees. The Board of Directors has primary responsibility for risk oversight, with a focus on the most significant risks facing the Company. With respect to cybersecurity risks, the Risk Committee of the Board of Directors ("Risk Committee") provides oversight for matters specifically relating to cybersecurity and other risks related to information technology systems and procedures, including but not limited to data security and privacy.

Management leverages the collective expertise of the Company's information security function which reports to the Chief Financial Officer through the Company's Chief Information Security Officer ("CISO"). The CISO has served in this position for the Company since 2017, holds various relevant credentials including CISSP (Certified Information Systems Security Professional), and has extensive cybersecurity experience having served in information technology roles for over 35 years and cybersecurity leadership roles for 15 years. The CISO reports to the Risk Committee quarterly on information security matters, including, among other things, the Company's cyber risks and threats, the status of projects to further strengthen the Company's information security systems, assessments of the Company's security program and the emerging regulatory and threat landscape. The CISO also briefs the full Board of Directors on cybersecurity matters at least annually.

As described above, management informs the Risk Committee about prevention, detection, mitigation and remediation of cybersecurity incidents quarterly and monitors such matters continuously. The Risk Committee reviews and discusses with management the quality and effectiveness of the Company's efforts to mitigate such risks and reports such findings to the Board of Directors.

Item 2. Properties

Our corporate headquarters is located in Carmel, Indiana, where we lease office space pursuant to a lease that expires in 2034. At December 31, 2023, we also owned or leased other properties in the United States, Canada, Europe, the United Kingdom, Uruguay and the Philippines.

Facilities utilized by the Marketplace segment primarily include 15 vehicle logistics center locations across Canada at December 31, 2023, which are either owned or leased. The OPENLANE Canada facilities consist on average of approximately 60 acres of land per site and have parking areas to store vehicles and may have additional buildings for reconditioning, registration, maintenance, bodywork, and other ancillary and administrative services.

In our Finance segment, AFC has approximately 90 locations in North America at December 31, 2023, including 51 branches which are physically located at 9 OPENLANE Canada vehicle logistics centers and other competitor locations (hybrid of physical locations and a digital servicing network). Each of the remaining AFC offices is strategically located in close proximity to at least one of the auctions that it serves. AFC generally leases its branches.

We believe that our current facilities are suitable and adequate to meet our current needs, and if we require additional or substitute space, we anticipate we will be able to obtain additional suitable facilities.

Item 3. Legal Proceedings

We are involved in litigation and disputes arising in the ordinary course of business. Although the outcome of litigation cannot be accurately predicted, based on evaluation of information presently available, our management does not currently believe that the ultimate resolution of these actions will have a material adverse effect on our financial condition, results of operations or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

Form 10-K

PART II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders of Record

OPENLANE's common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "KAR" and has been traded on the NYSE since December 11, 2009. As of February 15, 2024, there were 5 stockholders of record. Because many shares of our common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by the holders of record.

Unregistered Sales of Equity Securities

There were no unregistered sales of equity securities made by OPENLANE during the period covered by this report.

Issuer Purchases of Equity Securities

The following table provides information about purchases by OPENLANE, Inc. of its shares of common stock during the quarter ended December 31, 2023:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (1) *(Dollars in millions)*
October 1 - October 31	—	$ —	—	$ 125.0
November 1 - November 30	—	—	—	125.0
December 1 - December 31	—	—	—	125.0
Total	—	$ —	—	

(1)   In October 2019, the board of directors authorized a repurchase of up to $300 million of the Company's outstanding common stock, par value $0.01 per share. Since October 2019, the share repurchase program has been amended from time-to-time through subsequent approvals by the board of directors. These amendments have served to increase the size of the share repurchase program and extend its maturity date. In October 2023, the board of directors authorized an increase in the size of the Company's share repurchase program by an additional $20.3 million and an extension of the share repurchase program through December 31, 2024. Repurchases may be made in the open market or through privately negotiated transactions, in accordance with applicable securities laws and regulations, including pursuant to repurchase plans designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The timing and amount of any repurchases is subject to market and other conditions.

Form 10-K

Stock Price Performance Graph

The graph below shows the cumulative total stockholder return, assuming an investment of $100 and dividend reinvestment (and taking into account the value of the IAA, Inc. common shares distributed in the spin-off), for the period beginning on December 31, 2018 and ending on December 31, 2023, on each of OPENLANE's common stock, the Standard & Poor's SmallCap 600 Index and the Standard and Poor's 500 Index. Our stock price performance shown in the following graph is not indicative of future stock price performance.



Comparison of Cumulative Total Return

Company/Index	Base Period 12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
OPENLANE, Inc.	$ 100	$ 123.82	$ 107.18	$ 89.96	$ 75.16	$ 85.30
S&P 500 Index	$ 100	$ 131.49	$ 155.68	$ 200.37	$ 164.08	$ 207.21
S&P SmallCap 600 Index	$ 100	$ 122.78	$ 136.64	$ 173.29	$ 145.39	$ 168.73

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and which are subject to certain risks, trends and uncertainties. In particular, statements made in this report on Form 10-K that are not historical facts (including, but not limited to, expectations, estimates, assumptions and projections regarding the industry, business, future operating results, potential acquisitions and anticipated cash requirements) may be forward-looking statements. Words such as "should," "may," "will," "can," "of the opinion," "confident," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" "continues," "outlook," initiatives," "goals," "opportunities," and similar expressions identify forward-looking statements. Such statements, including statements regarding adverse market conditions; our future growth; anticipated cost savings, revenue increases, credit losses and capital expenditures; contractual obligations; dividend declarations and payments; common stock repurchases; tax rates and assumptions; strategic initiatives, acquisitions and dispositions; our competitive position and retention of customers; and our continued investment in information technology, are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in Item 1A. "Risk Factors" of this Annual Report on Form 10-K and those described from time to time in our future reports filed with the Securities and Exchange Commission. Many of these risk factors are outside of our control, and as such, they involve risks which are not currently known that could cause actual results to differ materially from those discussed or implied herein. The forward-looking statements in this document are made as of the date on which they are made and we do not undertake to update our forward-looking statements.

Automotive Industry and Economic Impacts on our Business

We are dependent on the supply of used vehicles in the wholesale market, and our financial performance depends, in part, on conditions in the automotive industry. The automotive industry has experienced unprecedented market conditions, including global automotive production challenges. In recent years, these conditions have resulted in significant fluctuations in used vehicle values and declines in vehicle volumes in the wholesale market. More recently, new vehicle supply has begun to recover, which over time should increase wholesale supply.

However, macroeconomic factors, including inflationary pressures, rising interest rates, volatility of oil and natural gas prices and declining consumer confidence continue to impact the affordability and demand for new and used vehicles. Declining economic conditions present a risk to our operations and the stability of the automotive industry. Given the nature of these factors, we cannot predict whether or for how long certain trends will continue, nor to what degree these trends will impact us in the future.

Overview

We are a leading digital marketplace for used vehicles, connecting sellers and buyers across North America and Europe to facilitate fast, easy and transparent transactions. Our business is divided into two reportable business segments, each of which is an integral part of the wholesale used vehicle remarketing industry: Marketplace and Finance.

- The Marketplace segment serves a domestic and international customer base through digital marketplaces in the U.S., Canada and Europe and vehicle logistics center locations across Canada. Comprehensive private label remarketing solutions are offered to automobile manufacturers, captive finance companies and other commercial customers to offer vehicles digitally. Vehicles sold on our digital platforms are typically sold by commercial fleet operators, financial institutions, rental car companies, new and used vehicle dealers and vehicle manufacturers and their captive finance companies to dealer customers. We also provide value-added ancillary services including inbound and outbound transportation logistics, reconditioning, vehicle inspection and certification, titling, administrative and collateral recovery services.

- Through AFC, the Finance segment provides short-term, inventory-secured financing, known as floorplan financing, primarily to independent dealer customers throughout the United States and Canada. In addition, AFC provides liquidity for customer trade-ins which can encompass settling lien holder payoffs. AFC also provides title services for their customers. These services are provided through AFC's digital servicing network as well as its physical locations throughout North America.

Since the first quarter of 2022, results of the ADESA U.S. physical auctions have been reported as discontinued operations (see Note 4).

Industry Trends

Wholesale Used Vehicle Industry

We believe the U.S. and Canadian wholesale used vehicle industry has a total addressable market of approximately 15 million vehicles, which can fluctuate depending on seasonality and a variety of other macro-economic and industry factors. This wholesale used vehicle industry consists of the commercial market (commercial sellers that sell to franchise and independent dealers) and the dealer-to-dealer market (franchise and independent dealers that both buy and sell vehicles). The Company supports the majority of commercial sellers in North America with our technology and we believe digital applications may provide an opportunity to expand the total addressable market for dealer-to-dealer transactions. The supply chain issues and market conditions facing the automotive industry in recent years, including the disruption of new vehicle production, low new vehicle supply and historically high used vehicle pricing have had a material impact on the wholesale used vehicle industry.

Automotive Finance

AFC works with independent dealer customers to improve their results by providing a comprehensive set of business and financial solutions that leverage its local presence of branches and in-market representatives, industry experience and scale, as well as OPENLANE affiliations. AFC's North American dealer base was comprised of approximately 14,200 dealers in 2023.

Key challenges for the independent dealer customers include demand for used vehicles, disruptions in pricing of used vehicle inventory, access to consumer financing, increased interest rates and increased used car retail activity of franchise and public dealerships (most of which do not utilize AFC or its competitors for floorplan financing). These same challenges, to the extent they occur, could result in a material negative impact on AFC's results of operations. A significant decline in used vehicle sales would result in a decrease in consumer auto loan originations and an increased number of dealers defaulting on their loans. In addition, volatility in wholesale vehicle pricing impacts the value of recovered collateral on defaulted loans and the resulting severity of credit losses at AFC. A decrease in wholesale used car pricing could lead to increased losses if dealers are unable to satisfy their obligations.

Seasonality

The volume of vehicles sold through our marketplaces generally fluctuates from quarter-to-quarter. This seasonality is caused by several factors including weather, the timing of used vehicles available for sale from selling customers, holidays, and the seasonality of the retail market for used vehicles, which affects the demand side of the auction industry. Wholesale used vehicle volumes tend to decline during prolonged periods of winter weather conditions. As a result, revenues and operating expenses related to volume will fluctuate accordingly on a quarterly basis. In North America, the fourth calendar quarter typically experiences lower used vehicle volume as well as additional costs associated with the holidays and winter weather.

In addition, changes in working capital vary from quarter-to-quarter as a result of the timing of collections and disbursements of funds to consignors from marketplace sales held near period end.

Sources of Revenues and Expenses

The vehicles sold on our marketplaces generate auction fees from buyers and sellers. The Company generally does not take title to these consigned vehicles and records only its auction fees as revenue ("Auction fees" in the consolidated statement of income (loss)) because it has no influence on the vehicle auction selling price agreed to by the seller and the buyer at the auction. The Company does not record the gross selling price of the consigned vehicles sold at auction as revenue. The Company generally enforces its rights to payment for seller transactions through net settlement provisions following the sale of a vehicle. Marketplace services such as inbound and outbound transportation logistics, reconditioning, vehicle inspection and certification, collateral recovery services and technology solutions are generally recognized at the time of service ("Service revenue" in the consolidated statement of income (loss)). The Company also sells vehicles that have been purchased, which represent approximately 1% of the total volume of vehicles sold. For these types of sales, the Company does record the gross selling price of purchased vehicles sold at auction as revenue ("Purchased vehicle sales" in the consolidated statement of income (loss)) and the gross purchase price of the vehicles as "Cost of services." AFC's revenue ("Finance-related revenue" in the consolidated statement of income (loss)) is comprised of interest and fee income, provision for credit losses and other revenues associated with our finance receivables.

Although Marketplace revenues primarily include auction fees and service revenue, our related receivables and payables include the gross value of the vehicles sold. Trade receivables include the unremitted purchase price of vehicles purchased by third parties through our marketplaces, fees to be collected from those buyers and amounts due for services provided by us related to certain consigned vehicles. The amounts due with respect to the services provided by us related to certain consigned vehicles are generally deducted from the sales proceeds upon the eventual auction or other disposition of the related vehicles. Accounts payable include amounts due sellers from the proceeds of the sale of their consigned vehicles less any fees.

Our operating expenses consist of cost of services, selling, general and administrative and depreciation and amortization. Cost of services is composed of payroll and related costs, subcontract services, the cost of vehicles purchased, supplies, insurance, property taxes, utilities, service contract claims, maintenance and lease expense related to the auction sites and loan offices. Cost of services excludes depreciation and amortization. Selling, general and administrative expenses are comprised of payroll and related costs, sales and marketing, information technology services and professional fees.

Results of Operations

Overview of Results of OPENLANE, Inc. for the Years Ended December 31, 2023 and 2022:

(Dollars in millions except per share amounts)	Year Ended December 31, 2023		Year Ended December 31, 2022
Revenues from continuing operations			
Auction fees	$	395.3	$ 370.3
Service revenue		619.7	590.3
Purchased vehicle sales		236.7	182.9
Finance-related revenue		393.4	375.9
Total revenues from continuing operations		1,645.1	1,519.4
Cost of services*		867.6	834.3
Gross profit*		777.5	685.1
Selling, general and administrative		430.4	445.1
Depreciation and amortization		101.5	100.2
Gain on sale of property		—	(33.9)
Goodwill and other intangibles impairment		250.8	—
Operating profit (loss)		(5.2)	173.7
Interest expense		155.8	119.2
Other (income) expense, net		(15.6)	(1.3)
Loss on extinguishment of debt		1.1	17.2
Income (loss) from continuing operations before income taxes		(146.5)	38.6
Income taxes		8.3	10.0
Income (loss) from continuing operations		(154.8)	28.6
Income from discontinued operations, net of income taxes		0.7	212.6
Net income (loss)	$	(154.1)	$ 241.2
Income (loss) from continuing operations per share			
Basic	$	(1.83)	$ (0.10)
Diluted	$	(1.83)	$ (0.10)

* Exclusive of depreciation and amortization

Overview

For the year ended December 31, 2023, we had revenue of $1,645.1 million compared with revenue of $1,519.4 million for the year ended December 31, 2022, an increase of 8%. For a further discussion of revenues, gross profit and selling, general and administrative expenses, see the segment results discussions below.

Depreciation and Amortization

Depreciation and amortization increased $1.3 million, or 1%, to $101.5 million for the year ended December 31, 2023, compared with $100.2 million for the year ended December 31, 2022. The increase in depreciation and amortization was primarily the result of the amortization of the ADESA tradename, which was previously an indefinite-lived asset, partially offset by assets that have become fully depreciated and a reduction in assets placed in service.

Gain on Sale of Property

In October 2022, the Company closed on the sale of excess land in Montreal which resulted in a gain of $33.9 million.

Goodwill and Other Intangibles Impairment

Goodwill represents the excess cost over fair value of identifiable net assets of businesses acquired. The Company tests goodwill and indefinite-lived tradenames for impairment at the reporting unit level annually during the second quarter, or more frequently if events or changes in circumstances indicate that impairment may exist. When performing the impairment assessment, the fair value of the Company's reporting units are estimated using the expected present value of future cash flows (Level 3 inputs).

As part of this annual process, in the second quarter of 2023 the Company updated its forecasts for all of its reporting units, including an updated estimate for near-term and long-term revenue growth rates reflecting a slower overall recovery in vehicle volumes. Discount rates and other cash flow assumptions used in the valuations were also adjusted. As a result of this impairment assessment, it was determined that the fair value was lower than the carrying value for our U.S. Dealer-to-Dealer and Europe reporting units (both within the Marketplace segment). Accordingly, the Company recorded non-cash goodwill impairment charges totaling $218.9 million related to our U.S. Dealer-to-Dealer reporting unit and $6.4 million related to our Europe reporting unit. The goodwill impairment charge related to our U.S. Dealer-to-Dealer reporting unit relates to tax deductible goodwill, and as such the impairment resulted in a deferred tax benefit of $52.5 million. The goodwill impairment related to our U.S. Dealer-to-Dealer reporting unit was primarily driven by lower near-term and long-term revenue growth associated with a slower overall recovery in vehicle volumes. The goodwill impairment related to our Europe reporting unit was driven by combining two previously separate reporting units (ADESA U.K. and ADESA Europe) into a single reporting unit. Including ADESA U.K. in the reporting unit resulted in a reduction in the overall fair value of the combined reporting unit, resulting in an impairment charge. The fair value of the remaining reporting units were in excess of their carrying value. The impairment charges were reported as a component of "Goodwill and other intangibles impairment" in the consolidated statements of income (loss).

As a result of the second quarter 2023 impairment charges, the carrying value of the U.S. Dealer-to-Dealer and Europe reporting units now approximate fair value. The assumptions used in the discounted cash flow analysis are subject to inherent uncertainties and subjectivity. As such, changes in our future forecasts, operating results, cash flows, discount rates and other factors used to estimate the fair value of our reporting units may result in additional goodwill impairment charges in the future, and could have a material, non-cash, effect on our consolidated operating profit (loss) and net income (loss).

We will continue to monitor events occurring or circumstances changing which may suggest that goodwill should be reevaluated during interim periods. As of December 31, 2023, the remaining carrying value of goodwill related to the U.S. Dealer-to-Dealer and Europe reporting units was $87.3 million and $120.8 million, respectively.

In addition, the second quarter 2023 announcement of the rebrand to an OPENLANE branded marketplace from the ADESA branded marketplaces served as a triggering event requiring a re-evaluation of the useful life and impairment of the ADESA tradename. As such, the Company evaluated the $122.8 million carrying amount of its indefinite-lived ADESA tradename, resulting in a non-cash impairment charge totaling $25.5 million in the second quarter of 2023 and associated deferred tax benefit of $6.5 million (within the Marketplace segment). The impairment charge was reported as a component of "Goodwill and other intangibles impairment" in the consolidated statements of income (loss). The ADESA tradename is expected to continue to generate cash flows pursuant to the purchase and commercial agreements with Carvana and its affiliates for a defined period. The fair value of the ADESA tradename was estimated using the royalty savings method (Level 3 inputs). Furthermore, as a result of the rebrand to OPENLANE, the ADESA tradename is no longer deemed to have an indefinite life and its remaining carrying amount of $97.3 million will be amortized over a remaining useful life of approximately 6 years.

The deferred tax benefits of $52.5 million and $6.5 million associated with the goodwill and tradename impairments, respectively, resulted in the U.S. being in a net deferred tax asset position. Due to the three-year cumulative loss related to U.S. operations, we recorded a $36.4 million valuation allowance against the U.S. net deferred tax asset at December 31, 2023.

Interest Expense

Interest expense increased $36.6 million, or 31%, to $155.8 million for the year ended December 31, 2023, compared with $119.2 million for the year ended December 31, 2022. Interest expense increased $51.6 million at AFC and the increase was attributable to an increase in the average interest rate on the AFC securitization obligations to approximately 7.4% for the year ended December 31, 2023, as compared with approximately 4.0% for the year ended December 31, 2022. In addition, in 2022, there was a realized gain of $16.7 million related to the discontinuance of hedge accounting and termination of the interest rate swaps. These items were partially offset by a decrease in interest expense resulting from repayments of term loan and senior note debt in 2022 and 2023.

Other (Income) Expense, Net

For the year ended December 31, 2023, we had other income of $15.6 million compared with $1.3 million for the year ended December 31, 2022. The increase in other income was primarily attributable to the receipt of $20.0 million in connection with the early termination of a contractual arrangement and a net decrease in realized and unrealized losses on investment securities of $6.7 million, partially offset by the impairment of an equity security and note receivable with the same investee aggregating $10.3 million, a $1.3 million increase in contingent consideration valuation adjustment and a decrease in other miscellaneous income items aggregating $6.2 million. In addition, there were $2.9 million in foreign currency gains on intercompany balances for the year ended December 31, 2023, compared with $2.5 million in foreign currency losses on intercompany balances for the year ended December 31, 2022.

Loss on Extinguishment of Debt

In 2023, we replaced the Previous Revolving Credit Facility and also prepaid a portion of the senior notes. As a result of these items, we recorded a loss on extinguishment of debt totaling $1.1 million. The loss was primarily the result of the write-off of unamortized debt issuance costs associated with lenders not participating in the Revolving Credit Facility and unamortized debt issuance costs associated with the portion of the senior notes repaid.

In 2022, we prepaid the outstanding balance on Term Loan B-6, as well as a portion of the senior notes with proceeds from the Transaction. As a result of these repayments, we recorded a loss on extinguishment of debt totaling $17.2 million primarily representative of the early repayment premium on the senior notes and the write-off of unamortized debt issuance costs associated with Term Loan B-6 and the portion of the senior notes repaid.

Income Taxes

We had an effective tax rate of -5.7% resulting in expense on a pre-tax loss for the year ended December 31, 2023, compared with an effective tax rate of 25.9% for the year ended December 31, 2022. The effective tax rate for the year ended December 31, 2023 was impacted by the goodwill and other intangibles impairment charges and resulting $59.0 million deferred tax benefit recorded with respect to the impairment of tax deductible goodwill and the impairment of other intangibles, partially offset by the $36.4 million deferred tax expense associated with the recording of valuation allowance against the U.S. net deferred tax asset.

Income from Discontinued Operations

In May 2022, Carvana acquired the ADESA U.S. physical auction business from the Company. As such, the financial results of the ADESA U.S. physical auction business have been accounted for as discontinued operations for all periods presented. For the year ended December 31, 2023 and 2022, the Company's financial statements included income from discontinued operations of $0.7 million and $212.6 million, respectively. The $0.7 million in income from discontinued operations for the year ended December 31, 2023 was comprised of an adjustment to income taxes.

Impact of Foreign Currency

For the year ended December 31, 2023 compared with the year ended December 31, 2022, the change in the Canadian dollar exchange rate decreased revenue by $13.9 million, operating profit by $3.5 million and net income by $1.5 million. For the year ended December 31, 2023 compared with the year ended December 31, 2022, the change in the euro exchange rate increased revenue by $7.0 million, operating profit by $0.5 million and net income by $0.3 million.

Marketplace Results

(Dollars in millions, except per vehicle amounts)	Year Ended December 31,	
	2023	**2022**
Auction fees	**$ 395.3**	$ 370.3
Service revenue	**619.7**	590.3
Purchased vehicle sales	**236.7**	182.9
Total Marketplace revenue from continuing operations	**1,251.7**	1,143.5
Cost of services*	**801.7**	771.2
Gross profit*	**450.0**	372.3
Selling, general and administrative	**380.6**	398.6
Depreciation and amortization	**92.2**	92.3
Gain on sale of property	**—**	(33.9)
Goodwill and other intangibles impairment	**250.8**	—
Operating profit (loss)	**$ (273.6)**	$ (84.7)
Commercial vehicles sold	**710,000**	661,000
Dealer consignment vehicles sold	**621,000**	636,000
Total vehicles sold	**1,331,000**	1,297,000
Gross profit percentage, excluding purchased vehicles*	**44.3%**	38.8%

* Exclusive of depreciation and amortization

Total Marketplace Revenue

Revenue from the Marketplace segment increased $108.2 million, or 9%, to $1,251.7 million for the year ended December 31, 2023, compared with $1,143.5 million for the year ended December 31, 2022. The change in revenue included the impact of a decrease in revenue of $11.5 million due to fluctuations in the Canadian dollar exchange rate, partially offset by an increase in revenue of $7.0 million due to fluctuations in the euro exchange rate. The increase in revenue was primarily attributable to the increases in auction fees, service revenue and purchased vehicle sales (discussed below).

The 3% increase in the number of vehicles sold was comprised of a 7% increase in commercial volumes and a 2% decrease in dealer consignment volumes. The gross merchandise value ("GMV") of vehicles sold for the year ended December 31, 2023 was approximately $24.1 billion.

Auction Fees

Auction fees increased $25.0 million, or 7%, to $395.3 million for the year ended December 31, 2023, compared with $370.3 million for the year ended December 31, 2022. The number of vehicles sold increased 3%. Auction fees per vehicle sold for the year ended December 31, 2023 increased $11, or 4%, to $297, compared with $286 for the year ended December 31, 2022. The increase in auction fees per vehicle sold reflects the impact of price increases and the introduction of new auction related services.

Service Revenue

Service revenue increased $29.4 million, or 5%, to $619.7 million for the year ended December 31, 2023, compared with $590.3 million for the year ended December 31, 2022, primarily as a result of increases in repossession and remarketing fees of $25.1 million, third-party fees for platform services of $9.0 million, inspection service revenue of $7.1 million and a net increase in other miscellaneous service revenues aggregating approximately $4.3 million, partially offset by decreases in transportation revenue of $13.6 million and reconditioning revenue of $2.5 million.

Form 10-K

Purchased Vehicle Sales

Purchased vehicle sales, which include the entire selling price of the vehicle, increased $53.8 million, or 29%, to $236.7 million for the year ended December 31, 2023, compared with $182.9 million for the year ended December 31, 2022, primarily as a result of an increase in the number of purchased vehicles sold and the average selling price of purchased vehicles sold in Europe.

Gross Profit

For the year ended December 31, 2023, gross profit from the Marketplace segment increased $77.7 million, or 21%, to $450.0 million, compared with $372.3 million for the year ended December 31, 2022. Revenue increased 9% for the year ended December 31, 2023, while cost of services increased 4% during the same period. Gross profit from the Marketplace segment was 36.0% of revenue for the year ended December 31, 2023, compared with 32.6% of revenue for the year ended December 31, 2022. Excluding purchased vehicle sales, gross profit as a percentage of revenue was 44.3% and 38.8% for the years ended December 31, 2023 and 2022, respectively. The entire selling and purchase price of the vehicle is recorded as revenue and cost of services for purchased vehicles sold.

Gross profit as a percentage of revenue increased for the year ended December 31, 2023 as compared with the year ended December 31, 2022, primarily due to improved transportation margins, improved profitability in our dealer-to-dealer platforms, cost savings initiatives and an increase in third-party fees for platform services.

Selling, General and Administrative

Selling, general and administrative expenses from the Marketplace segment decreased $18.0 million, or 5%, to $380.6 million for the year ended December 31, 2023, compared with $398.6 million for the year ended December 31, 2022, primarily as a result of decreases in professional fees of $9.8 million, severance of $5.9 million, fluctuations in the Canadian exchange rate of $5.5 million, telecom expenses of $3.0 million, information technology costs of $1.6 million and stock-based compensation of $1.0 million, partially offset by increases in incentive-based compensation of $3.4 million, marketing costs of $2.8 million, compensation expense of $1.3 million and other miscellaneous expenses aggregating $1.3 million.

Gain on Sale of Property

In October 2022, the Company closed on the sale of excess land in Montreal which resulted in a gain of $33.9 million.

Goodwill and Other Intangibles Impairment

See the above discussion of goodwill and other intangibles impairment in the consolidated results of operations for OPENLANE, Inc.

Finance Results

(Dollars in millions except volumes and per loan amounts)	Year Ended December 31,			
		2023		2022
Finance-related revenue				
Interest income	$	248.4	$	202.8
Fee income		183.3		171.9
Other revenue		12.3		11.0
Provision for credit losses		(50.6)		(9.8)
Total Finance revenue		393.4		375.9
Cost of services*		65.9		63.1
Gross profit*		327.5		312.8
Selling, general and administrative		49.8		46.5
Depreciation and amortization		9.3		7.9
Operating profit	$	268.4	$	258.4
Loan transactions		1,625,000		1,562,000
Revenue per loan transaction	$	242	$	241

* Exclusive of depreciation and amortization

Revenue

For the year ended December 31, 2023, the Finance segment revenue increased $17.5 million, or 5%, to $393.4 million, compared with $375.9 million for the year ended December 31, 2022. The increase in revenue was primarily the result of a 4% increase in loan transactions.

Revenue per loan transaction, which includes both loans paid off and loans curtailed, increased $1, or less than 1%, primarily as a result of an increase in interest yields driven by an increase in prime rates (Federal Reserve raised interest rates 100 basis points in 2023), and an increase in other fee income per unit, partially offset by an increase in net credit losses and a decrease in loan values.

The provision for credit losses increased to 2.1% of the average managed receivables for the year ended December 31, 2023 from 0.4% for the year ended December 31, 2022. The increased loss rate was due to significant used vehicle value declines, interest rate increases and tightening retail credit availability that impacted used retail sales. The provision for credit losses is expected to be approximately 2% or under, on a long-term basis, of the average managed receivables balance. However, the actual losses in any particular quarter or year could deviate from this range.

Gross Profit

For the year ended December 31, 2023, gross profit for the Finance segment increased $14.7 million, or 5%, to $327.5 million, or 83.2% of revenue, compared with $312.8 million, or 83.2% of revenue, for the year ended December 31, 2022. The increase in gross profit was primarily the result of a 5% increase in revenue, partially offset by a 4% increase in cost of services. The increase in cost of services of $2.8 million was primarily the result of increases in compensation expense of $2.2 million, lot check expenses of $0.6 million and other miscellaneous expenses aggregating $1.3 million, partially offset by a decrease in incentive-based compensation of $1.3 million.

Selling, General and Administrative

Selling, general and administrative expenses for the Finance segment increased $3.3 million, or 7%, to $49.8 million for the year ended December 31, 2023, compared with $46.5 million for the year ended December 31, 2022 primarily as a result of increases in postage expense of $2.8 million, information technology costs of $0.8 million, stock-based compensation of $0.8 million and other miscellaneous expenses aggregating $0.1 million, partially offset by decreases in professional fees of $0.4 million, incentive-based compensation of $0.4 million and contract labor of $0.4 million.

Overview of Results of OPENLANE, Inc. for the Year Ended December 31, 2021:

An overview of the results of OPENLANE, Inc. for the year ended December 31, 2021 was included in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 9, 2023.

Overview of Results of OPENLANE, Inc. for the Three Months Ended December 31, 2023 and 2022:

(Dollars in millions except per share amounts)	Three Months Ended December 31,	
	2023	2022
Revenues from continuing operations		
Auction fees	$ 90.0	$ 80.8
Service revenue	144.5	146.3
Purchased vehicle sales	60.2	45.0
Finance-related revenue	96.6	100.7
Total revenues from continuing operations	391.3	372.8
Cost of services*	204.8	202.0
Gross profit*	186.5	170.8
Selling, general and administrative	103.8	93.0
Depreciation and amortization	25.3	24.0
Gain on sale of property	—	(33.9)
Operating profit	57.4	87.7
Interest expense	39.3	35.4
Other (income) expense, net	(3.1)	(7.7)
Loss on extinguishment of debt	—	0.2
Income from continuing operations before income taxes	21.2	59.8
Income taxes	7.6	17.9
Income from continuing operations	13.6	41.9
Income (loss) from discontinued operations, net of income taxes	0.7	(4.8)
Net income	$ 14.3	$ 37.1
Income from continuing operations per share		
Basic	$ 0.02	$ 0.21
Diluted	$ 0.02	$ 0.21

* Exclusive of depreciation and amortization

Overview

For the three months ended December 31, 2023, we had revenue of $391.3 million compared with revenue of $372.8 million for the three months ended December 31, 2022, an increase of 5%. For a further discussion of revenues, gross profit and selling, general and administrative expenses, see the segment results discussions below.

Depreciation and Amortization

Depreciation and amortization increased $1.3 million, or 5%, to $25.3 million for the three months ended December 31, 2023, compared with $24.0 million for the three months ended December 31, 2022. The increase in depreciation and amortization was primarily the result of the amortization of the ADESA tradename, which was previously an indefinite-lived asset.

Gain on Sale of Property

In October 2022, the Company closed on the sale of excess land in Montreal which resulted in a gain of $33.9 million.

Interest Expense

Interest expense increased $3.9 million, or 11%, to $39.3 million for the three months ended December 31, 2023, compared with $35.4 million for the three months ended December 31, 2022. Interest expense increased $5.8 million at AFC and the increase was attributable to an increase in the average interest rate on the AFC securitization obligations to approximately 7.7% for the three months ended December 31, 2023, as compared with approximately 6.2% for the three months ended December 31, 2022. These items were partially offset by a decrease in interest expense resulting from the repayment of senior note debt in 2023.

Other (Income) Expense, Net

For the three months ended December 31, 2023, we had other income of $3.1 million compared with $7.7 million for the three months ended December 31, 2022. The decrease in other income was primarily attributable to a decrease in foreign currency gains on intercompany balances of $4.0 million and a decrease in other miscellaneous income aggregating $0.6 million.

Income Taxes

We had an effective tax rate of 35.8% for the three months ended December 31, 2023, compared with an effective tax rate of 29.9% for the three months ended December 31, 2022. The effective tax rate for the three months ended December 31, 2023 was unfavorably impacted by an increase in the valuation allowance related to current year movement of the adjusted U.S. net deferred tax asset and tax expense related to current and planned distribution of foreign earnings.

Income (Loss) from Discontinued Operations

In May 2022, Carvana acquired the ADESA U.S. physical auction business from the Company. As such, the financial results of the ADESA U.S. physical auction business have been accounted for as discontinued operations for all periods presented. The $0.7 million in income from discontinued operations for the three months ended December 31, 2023 was comprised of an adjustment to income taxes. The $4.8 million loss from discontinued operations for the three months ended December 31, 2022 was comprised of an adjustment to income taxes of $5.8 million, partially offset by a $1.0 million reduction to stock-based compensation expense resulting from the true-up of performance-based restricted stock units.

Impact of Foreign Currency

For the three months ended December 31, 2023 compared with the three months ended December 31, 2022, the change in the euro exchange rate increased revenue by $3.6 million, operating profit by $0.3 million and net income by $0.2 million. For the three months ended December 31, 2023 compared with the three months ended December 31, 2022, the change in the Canadian dollar exchange rate decreased revenue by $0.3 million, operating profit by $0.1 million and had no impact on net income.

Marketplace Results

(Dollars in millions, except per vehicle amounts)	Three Months Ended December 31,	
	2023	2022
Auction fees	$ 90.0	$ 80.8
Service revenue	144.5	146.3
Purchased vehicle sales	60.2	45.0
Total Marketplace revenue from continuing operations	294.7	272.1
Cost of services*	188.5	186.3
Gross profit*	106.2	85.8
Selling, general and administrative	91.7	82.8
Depreciation and amortization	22.7	22.2
Gain on sale of property	—	(33.9)
Operating profit (loss)	$ (8.2)	$ 14.7
Commercial vehicles sold	183,000	151,000
Dealer consignment vehicles sold	135,000	138,000
Total vehicles sold	318,000	289,000
Gross profit percentage, excluding purchased vehicles*	45.3%	37.8%

* Exclusive of depreciation and amortization

Total Marketplace Revenue

Revenue from the Marketplace segment increased $22.6 million, or 8%, to $294.7 million for the three months ended December 31, 2023, compared with $272.1 million for the three months ended December 31, 2022. The change in revenue included the impact of an increase in revenue of $3.6 million due to fluctuations in the euro exchange rate, partially offset by a decrease in revenue of $0.3 million due to fluctuations in the Canadian dollar exchange rate. The increase in revenue was primarily attributable to the increases in purchased vehicle sales and auction fees (discussed below).

The 10% increase in the number of vehicles sold was comprised of a 21% increase in commercial volumes and a 2% decrease in dealer consignment volumes. The GMV of vehicles sold for the three months ended December 31, 2023 was approximately $5.7 billion.

Auction Fees

Auction fees increased $9.2 million, or 11%, to $90.0 million for the three months ended December 31, 2023, compared with $80.8 million for the three months ended December 31, 2022. The number of vehicles sold increased 10%. Auction fees per vehicle sold for the three months ended December 31, 2023 increased $3, or 1%, to $283, compared with $280 for the three months ended December 31, 2022. The increase in auction fees per vehicle sold reflects the impact of price increases and the introduction of new auction related services.

Service Revenue

Service revenue decreased $1.8 million, or 1%, to $144.5 million for the three months ended December 31, 2023 compared with $146.3 million for the three months ended December 31, 2022, primarily as a result of a decrease in transportation revenue of $13.0 million, partially offset by increases in repossession and remarketing fees of $6.9 million, inspection service revenue of $1.4 million and a net increase in other miscellaneous service revenues aggregating approximately $2.9 million.

Purchased Vehicle Sales

Purchased vehicle sales, which include the entire selling price of the vehicle, increased $15.2 million, or 34%, to $60.2 million for the three months ended December 31, 2023, compared with $45.0 million for the three months ended December 31, 2022, primarily as a result of an increase in the number of purchased vehicles sold.

Gross Profit

For the three months ended December 31, 2023, gross profit for the Marketplace segment increased $20.4 million, or 24%, to $106.2 million, compared with $85.8 million for the three months ended December 31, 2022. Revenue increased 8% for the three months ended December 31, 2023, while cost of services increased 1% during the same period. Gross profit for the Marketplace segment was 36.0% of revenue for the three months ended December 31, 2023, compared with 31.5% of revenue for the three months ended December 31, 2022. Excluding purchased vehicle sales, gross profit as a percentage of revenue was 45.3% and 37.8% for the three months ended December 31, 2023 and 2022, respectively. The entire selling and purchase price of the vehicle is recorded as revenue and cost of services for purchased vehicles sold.

Gross profit as a percentage of revenue increased for the three months ended December 31, 2023 as compared with the three months ended December 31, 2022, primarily due to improved mix in our transportation services, improved profitability in our dealer-to-dealer platforms and cost savings initiatives.

Selling, General and Administrative

Selling, general and administrative expenses for the Marketplace segment increased $8.9 million, or 11%, to $91.7 million for the three months ended December 31, 2023, compared with $82.8 million for the three months ended December 31, 2022, primarily as a result of increases in stock-based compensation of $7.4 million, information technology costs of $2.4 million and compensation expense of $1.6 million, partially offset by decreases in severance of $1.9 million and other miscellaneous expenses aggregating $0.6 million.

Gain on Sale of Property

In October 2022, the Company closed on the sale of excess land in Montreal which resulted in a gain of $33.9 million.

Finance Results

		Three Months Ended December 31,		
(Dollars in millions except volumes and per loan amounts)		**2023**		2022
Finance-related revenue				
Interest income	$	**62.9**	$	59.7
Fee income		**46.0**		44.7
Other revenue		**2.5**		3.3
Provision for credit losses		**(14.8)**		(7.0)
Total Finance revenue		**96.6**		100.7
Cost of services*		**16.3**		15.7
Gross profit*		**80.3**		85.0
Selling, general and administrative		**12.1**		10.2
Depreciation and amortization		**2.6**		1.8
Operating profit	$	**65.6**	$	73.0
Loan transactions		**397,000**		392,000
Revenue per loan transaction	$	**243**	$	257

* Exclusive of depreciation and amortization

Revenue

For the three months ended December 31, 2023, the Finance segment revenue decreased $4.1 million, or 4%, to $96.6 million, compared with $100.7 million for the three months ended December 31, 2022. The decrease in revenue was primarily the result of an increase in the provision for credit losses, partially offset by a 1% increase in loan transactions.

Revenue per loan transaction, which includes both loans paid off and loans curtailed, decreased $14, or 5%, primarily as a result of an increase in net credit losses, a decrease in loan values and a decrease in average portfolio duration, partially offset by an increase in interest yields driven by an increase in prime rates (Federal Reserve raised interest rates 100 basis points since December 31, 2022), and an increase in other fee income per unit.

The provision for credit losses increased to 2.5% of the average managed receivables for the three months ended December 31, 2023 from 1.1% for the three months ended December 31, 2022. The increased loss rate was due to significant used vehicle value declines, interest rate increases and tightening retail credit availability that impacted used retail sales. The provision for credit losses is expected to be approximately 2% or under, on a long-term basis, of the average managed receivables balance. However, the actual losses in any particular quarter or year could deviate from this range.

Gross Profit

For the three months ended December 31, 2023, gross profit for the Finance segment decreased $4.7 million, or 6%, to $80.3 million, or 83.1% of revenue, compared with $85.0 million, or 84.4% of revenue, for the three months ended December 31, 2022. The decrease in gross profit as a percent of revenue was primarily the result of a 4% decrease in revenue. In addition, there was a 4% increase in cost of services. The increase in cost of services of $0.6 million was primarily the result of increases in compensation expense of $0.4 million, professional fees of $0.2 million and travel expenses of $0.2 million, partially offset by a decrease in other miscellaneous expenses aggregating $0.2 million.

Selling, General and Administrative

Selling, general and administrative expenses for the Finance segment increased $1.9 million, or 19%, to $12.1 million for the three months ended December 31, 2023, compared with $10.2 million for the three months ended December 31, 2022 primarily as a result of increases in stock-based compensation of $1.9 million, postage expense of $1.1 million and information technology costs of $0.2 million, partially offset by decreases in compensation expense of $0.2 million, incentive-based compensation of $0.2 million and other miscellaneous expenses aggregating $0.9 million.

LIQUIDITY AND CAPITAL RESOURCES

We believe that the significant indicators of liquidity for our business are cash on hand, cash flow from operations, working capital and amounts available under our Revolving Credit Facility. Our principal sources of liquidity consist of cash generated by operations and borrowings under our Revolving Credit Facility.

	December 31,	
(Dollars in millions)	**2023**	**2022**
Cash and cash equivalents	$ **93.5**	$ 225.7
Restricted cash	**65.4**	52.0
Working capital	**363.1**	379.2
Amounts available under the Revolving Credit Facility	**133.3**	161.0
Cash provided by operating activities for the year ended	**237.0**	4.1

We regularly evaluate alternatives for our capital structure and liquidity given our expected cash flows, growth and operating capital requirements as well as capital market conditions.

Working Capital

A substantial amount of our working capital is generated from the payments received for services provided. The majority of our working capital needs are short-term in nature, usually less than a week in duration. Most of the financial institutions place a temporary hold on the availability of the funds deposited that generally can range up to two business days, resulting in cash in our accounts and on our balance sheet that is unavailable for use until it is made available by the various financial institutions. There are outstanding checks (book overdrafts) to sellers and vendors included in current liabilities. Because a portion of these outstanding checks for operations in the U.S. are drawn upon bank accounts at financial institutions other than the financial institutions that hold the cash, we cannot offset all the cash and the outstanding checks on our balance sheet. Changes in working capital vary from quarter-to-quarter as a result of the timing of collections and disbursements of funds to consignors from marketplace sales held near period end.

Approximately $31.6 million of available cash was held by our foreign subsidiaries at December 31, 2023. If funds held by our foreign subsidiaries were to be repatriated, state and local income tax expense and withholding tax expense would need to be recognized, net of any applicable foreign tax credits.

AFC offers short-term inventory-secured financing, also known as floorplan financing, to independent dealer customers. Financing is primarily provided for terms of 30 to 90 days. AFC principally generates its funding through the sale of its receivables. The receivables sold pursuant to the securitization agreements are accounted for as secured borrowings. For further discussion of AFC's securitization arrangements, see "Securitization Facilities."

Credit Facilities

On June 23, 2023, we entered into the Credit Agreement, which replaces the Previous Credit Agreement, and provides for, among other things, the $325 million Revolving Credit Facility. As a result of replacing the Previous Revolving Credit Facility, we incurred a non-cash loss on the extinguishment of debt of $0.4 million in the second quarter of 2023. The loss was the result of the write-off of unamortized debt issuance costs associated with lenders that are not participating in the Revolving Credit Facility. We capitalized approximately $6.2 million of debt issuance costs in connection with the Credit Agreement.

The Revolving Credit Facility is available for letters of credit, working capital, permitted acquisitions and general corporate purposes. The Revolving Credit Facility also includes a $65 million sub-limit for the issuance of letters of credit and a $60 million sub-limit for swingline loans.

Loans under the Revolving Credit Facility bear interest at a rate calculated based on the type of borrowing (at the Company's election, either Adjusted Term SOFR Rate or Base Rate (each as defined in the Credit Agreement)) and the Company's Consolidated Senior Secured Net Leverage Ratio (as defined in the Credit Agreement), with such rate ranging from 2.75% to 2.25% for Adjusted Term SOFR Rate loans and from 1.75% to 1.25% for Base Rate loans. The Company also pays a commitment fee between 25 to 35 basis points, payable quarterly, on the average daily unused amount of the Revolving Credit Facility based on the Company's Consolidated Senior Secured Net Leverage Ratio.

As of December 31, 2023 and 2022, $137.0 million and $145.0 million was drawn on the Revolving Credit Facility and the Previous Revolving Credit Facility, respectively. We had related outstanding letters of credit in the aggregate amount of $54.7 million and $19.0 million at December 31, 2023 and 2022, respectively, which reduce the amount available for borrowings under the respective revolving credit facility. Our European operations have lines of credit aggregating $33.1 million (€30 million) of which $17.6 million was drawn at December 31, 2023.

The obligations of the Company under the Revolving Credit Facility are guaranteed by certain of our domestic subsidiaries (the "Subsidiary Guarantors") and are secured by substantially all of the assets of the Company and the Subsidiary Guarantors, including but not limited to: (a) pledges of and first priority security interests in 100% of the equity interests of certain of the Company's and the Subsidiary Guarantors' domestic subsidiaries and 65% of the equity interests of certain of the Company's and the Subsidiary Guarantors' first tier foreign subsidiaries and (b) first priority security interests in substantially all other assets of the Company and each Subsidiary Guarantor, subject to certain exceptions.

Certain covenants contained within the Credit Agreement are critical to an investor's understanding of our financial liquidity, as the failure to maintain compliance with these covenants could result in a default and allow the lenders under the Credit Agreement to declare all amounts borrowed immediately due and payable. The Credit Agreement contains a financial covenant requiring compliance with a maximum Consolidated Senior Secured Net Leverage Ratio not to exceed 3.5 as of the last day of each fiscal quarter on which any loans under the Revolving Credit Facility are outstanding. The Consolidated Senior Secured Net Leverage Ratio is calculated as Consolidated Total Debt (as defined in the Credit Agreement) divided by Consolidated EBITDA (as defined in the Credit Agreement) for the last four quarters. Consolidated Total Debt includes, among other things, term loan borrowings, revolving loans, finance lease liabilities and other obligations for borrowed money less Unrestricted Cash (as defined in the Credit Agreement). Consolidated EBITDA is EBITDA (earnings before interest expense, income taxes, depreciation and amortization) adjusted to exclude, among other things, (a) gains and losses from asset sales; (b) unrealized foreign currency translation gains and losses in respect of indebtedness; (c) certain non-recurring gains and losses; (d) stock-based compensation expense; (e) certain other non-cash amounts included in the determination of net income; (f) charges and revenue reductions resulting from purchase accounting; (g) minority interest; (h) consulting expenses incurred for cost reduction, operating restructuring and business improvement efforts; (i) expenses realized upon the termination of employees and the termination or cancellation of leases, software licenses or other contracts in connection with the operational restructuring and business improvement efforts; (j) expenses incurred in connection with permitted acquisitions; (k) any impairment charges or write-offs of intangibles; and (l) any extraordinary, unusual or non-recurring charges, expenses or losses. Our Consolidated Senior Secured Net Leverage Ratio was 0.4 at December 31, 2023.

In addition, the Credit Agreement and the indenture governing our senior notes (see Note 12, "Long-Term Debt" for additional information) contain certain limitations on our ability to pay dividends and other distributions, make certain acquisitions or investments, grant liens and sell assets, and the Credit Agreement contains certain limitations on our ability to incur indebtedness. The applicable covenants in the Credit Agreement affect our operating flexibility by, among other things, restricting our ability to incur expenses and indebtedness that could be used to grow the business, as well as to fund general corporate purposes. We were in compliance with the covenants in the Credit Agreement and the indenture governing our senior notes at December 31, 2023.

Recent Development

On January 19, 2024, the Company and ADESA Auctions Canada Corporation, a subsidiary of the Company (the "Canadian Borrower") entered into the First Amendment Agreement (the "First Amendment") to the Credit Agreement. The First Amendment provides for, among other things, (i) a C$175 million revolving credit facility in Canadian dollars (the "Canadian Revolving Credit Facility") and (ii) a C$50 million sub-limit (the "Canadian Sub-limit") under the Company's existing Revolving Credit Facility for borrowings in Canadian dollars. The proceeds from the Canadian Revolving Credit Facility may be used to finance a portion of the Manheim Canada acquisition, to pay for expenses related to the First Amendment and for ongoing working capital and general corporate purposes.

Loans under the Canadian Revolving Credit Facility bear interest at a rate calculated based on the type of borrowing (at the Canadian Borrower's election, either Adjusted Term CORRA Rate or Canadian Prime Rate (each as defined in the Credit Agreement, as amended by the First Amendment)) and the Company's Consolidated Senior Secured Net Leverage Ratio, with such rate ranging from 3.00% to 2.50% for Adjusted Term CORRA loans and from 2.00% to 1.50% for Canadian Prime Rate loans. Loans under the Canadian Sub-limit will bear interest at the Adjusted Term CORRA Rate plus a margin ranging from 2.75% to 2.25% based on the Company's Consolidated Senior Secured Net Leverage Ratio (the same margin as loans under the existing Revolving Credit Facility). The Canadian Borrower will also pay a commitment fee between 25 to 35 basis points, payable quarterly, on the average daily unused amount of the Canadian Revolving Credit Facility based on the Company's Consolidated Senior Secured Net Leverage Ratio.

The obligations of the Canadian Borrower under the Canadian Revolving Credit Facility are guaranteed by certain of the Company's domestic and Canadian subsidiaries (the "Canadian Revolving Credit Facility Subsidiary Guarantors") and are secured by substantially all of the assets of the Company, the Canadian Borrower and the Canadian Revolving Credit Facility Subsidiary Guarantors, subject to certain exceptions; provided, however, the Canadian Borrower and the other Canadian subsidiaries of the Company constituting the Canadian Revolving Credit Facility Subsidiary Guarantors shall guarantee and/or provide security for only the Canadian Secured Obligations (as defined in the Credit Agreement, as amended by the First Amendment).

Senior Notes

On May 31, 2017, we issued $950 million of 5.125% senior notes due June 1, 2025. The Company pays interest on the senior notes semi-annually in arrears on June 1 and December 1 of each year. The senior notes may be redeemed at par as of June 1, 2023. The senior notes are guaranteed by the Subsidiary Guarantors. In June 2023, in connection with a previously announced offer to purchase, we prepaid $140 million of the senior notes at par with proceeds from the Transaction. We incurred a loss on the extinguishment of the senior notes of $0.7 million in the second quarter of 2023 primarily representative of the write-off of unamortized debt issuance costs associated with the portion of the senior notes repaid, as well as purchase offer expenses. In August 2022, we conducted a cash tender offer to purchase up to $600 million principal amount of the senior notes. The tender offer was oversubscribed and as such, $600 million of the senior notes were accepted for prepayment and were prepaid in August 2022 with proceeds from the Transaction. We incurred a loss on the extinguishment of the senior notes of $9.5 million in 2022 primarily representative of the early repayment premium and the write-off of unamortized debt issuance costs associated with the portion of the senior notes repaid. As of December 31, 2023 there was $210.0 million of senior notes outstanding.

Use of Proceeds from the Transaction

The Company generated gross proceeds from the sale of the U.S. physical auction business of approximately $2.2 billion. The Transaction closed in May 2022. Under terms of the Previous Credit Agreement, net cash proceeds from the Transaction were used to repay the outstanding $926.2 million on Term Loan B-6 within three days of the Transaction. The Company also prepaid $600 million of the senior notes in August 2022 and $140 million of the senior notes in June 2023.

Liquidity

As of December 31, 2023, $137.0 million was drawn on the Revolving Credit Facility and is classified as current debt based on the Company's past practice of using the Revolving Credit Facility for short term borrowings. However, the terms of the Revolving Credit Facility do not require repayment until maturity at June 23, 2028.

At December 31, 2023, cash totaled $93.5 million and there was an additional $133.3 million available for borrowing under the Revolving Credit Facility (net of $54.7 million in outstanding letters of credit). Funds held by our foreign subsidiaries could be repatriated, at which point state and local income tax expense and withholding tax expense would need to be recognized, net of any applicable foreign tax credits.

The Company's auction volumes have been adversely impacted by the supply chain disruptions and associated challenges in the automotive industry. We expect to see an improvement in the used vehicle market in the coming years, which is expected to increase the volume of vehicles entering our auction platforms and have a positive impact on our operating results. We believe our sources of liquidity from our cash and cash equivalents on hand, working capital, cash provided by operating activities, and availability under our Revolving Credit Facility are sufficient to meet our operating needs for the foreseeable future. In addition, we believe the previously mentioned sources of liquidity will be sufficient to fund our capital requirements and debt service payments for the foreseeable future. A lack of recovery in market conditions, or further deterioration in market conditions, could materially affect the Company's liquidity.

Securitization Facilities

AFC sells the majority of its U.S. dollar denominated finance receivables on a revolving basis and without recourse to AFC Funding Corporation. A securitization agreement allows for the revolving sale by AFC Funding Corporation to a group of bank purchasers of undivided interests in certain finance receivables subject to committed liquidity. The agreement expires on January 31, 2026. AFC Funding Corporation had committed liquidity of $2.0 billion for U.S. finance receivables at December 31, 2023.

We also have an agreement for the securitization of AFCI's receivables, which expires on January 31, 2026. AFCI's committed facility is provided through a third-party conduit (separate from the U.S. facility) and was C$300 million at December 31, 2023. In March 2023, AFCI entered into the Receivables Purchase Agreement (the "Canadian Receivables Purchase Agreement"). The Canadian Receivables Purchase Agreement increased AFCI's committed liquidity from C$225 million to C$300 million and the facility's maturity date remains January 31, 2026. In addition, provisions providing a mechanism for determining alternative rates of interest were added. We capitalized approximately $0.6 million of costs in connection with the Canadian Receivables Purchase Agreement. The receivables sold pursuant to both the U.S. and Canadian securitization agreements are accounted for as secured borrowings.

AFC managed total finance receivables of $2,305.0 million and $2,416.6 million at December 31, 2023 and 2022, respectively. AFC's allowance for losses was $23.0 million and $21.5 million at December 31, 2023 and 2022, respectively.

As of December 31, 2023 and 2022, $2,296.4 million and $2,396.6 million, respectively, of finance receivables and a cash reserve of 1 or 3 percent of the obligations collateralized by finance receivables served as security for the $1,631.9 million and $1,677.6 million of obligations collateralized by finance receivables at December 31, 2023 and 2022, respectively. The amount of the cash reserve depends on circumstances which are set forth in the securitization agreements. There were unamortized securitization issuance costs of approximately $13.5 million and $19.4 million at December 31, 2023 and 2022, respectively. After the occurrence of a termination event, as defined in the U.S. securitization agreement, the banks may, and could, cause the stock of AFC Funding Corporation to be transferred to the bank facility, though as a practical matter the bank facility would look to the liquidation of the receivables under the transaction documents as their primary remedy.

Proceeds from the revolving sale of receivables to the bank facilities are used to fund new loans to customers. AFC, AFC Funding Corporation and AFCI must maintain certain financial covenants including, among others, limits on the amount of debt AFC and AFCI can incur, minimum levels of tangible net worth, and other covenants tied to the performance of the finance receivables portfolio. The securitization agreements also incorporate the financial covenants of our Previous Credit Agreement. At December 31, 2023, we were in compliance with the covenants in the securitization agreements.

EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA, as presented herein, are supplemental measures of our performance that are not required by, or presented in accordance with, generally accepted accounting principles in the United States, or GAAP. They are not measurements of our financial performance under GAAP and should not be considered substitutes for net income (loss) or any other performance measures derived in accordance with GAAP.

EBITDA is defined as net income (loss), plus interest expense net of interest income, income tax provision (benefit), depreciation and amortization. Adjusted EBITDA is EBITDA adjusted for the items of income and expense and expected incremental revenue and cost savings, as described above in the discussion of certain restrictive loan covenants under "Credit Facilities."

Management believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information to investors about one of the principal measures of performance used by our creditors. In addition, management uses EBITDA and Adjusted EBITDA to evaluate our performance. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of the results as reported under GAAP. These measures may not be comparable to similarly titled measures reported by other companies.

The following tables reconcile EBITDA and Adjusted EBITDA to income (loss) from continuing operations for the periods presented:

| (Dollars in millions) | Three Months Ended December 31, 2023 | | |
	Marketplace	Finance	Consolidated
Income (loss) from continuing operations	$ (17.7)	$ 31.3	$ 13.6
Add back:			
Income taxes	(2.5)	10.1	7.6
Interest expense, net of interest income	4.9	34.0	38.9
Depreciation and amortization	22.7	2.6	25.3
Intercompany interest	9.8	(9.8)	—
EBITDA	17.2	68.2	85.4
Non-cash stock-based compensation	2.7	0.9	3.6
Acquisition related costs	2.0	—	2.0
Securitization interest	—	(31.4)	(31.4)
Severance	2.0	0.1	2.1
Foreign currency (gains)/losses	(2.1)	—	(2.1)
Net change in unrealized (gains) losses on investment securities	—	(0.4)	(0.4)
Professional fees related to business improvement efforts	1.7	0.4	2.1
Other	0.2	0.3	0.5
Total addbacks/(deductions)	6.5	(30.1)	(23.6)
Adjusted EBITDA	$ 23.7	$ 38.1	$ 61.8

| (Dollars in millions) | Three Months Ended December 31, 2022 | | |
	Marketplace	Finance	Consolidated
Income (loss) from continuing operations	$ 5.8	$ 36.1	$ 41.9
Add back:			
Income taxes	4.5	13.4	17.9
Interest expense, net of interest income	6.8	28.1	34.9
Depreciation and amortization	22.2	1.8	24.0
Intercompany interest	5.3	(5.3)	—
EBITDA	44.6	74.1	118.7
Non-cash stock-based compensation	(4.7)	(1.0)	(5.7)
Loss on extinguishment of debt	0.2	—	0.2
Acquisition related costs	0.3	—	0.3
Securitization interest	—	(25.8)	(25.8)
Gain on sale of property	(33.9)	—	(33.9)
Severance	4.0	0.2	4.2
Foreign currency (gains)/losses	(6.1)	—	(6.1)
Net change in unrealized (gains) losses on investment securities	—	0.6	0.6
Professional fees related to business improvement efforts	2.6	0.5	3.1
Other	0.7	0.2	0.9
Total addbacks/(deductions)	(36.9)	(25.3)	(62.2)
Adjusted EBITDA	$ 7.7	$ 48.8	$ 56.5

(Dollars in millions)	Year Ended December 31, 2023		
	Marketplace	Finance	Consolidated
Income (loss) from continuing operations	$ (277.5)	$ 122.7	$ (154.8)
Add back:			
Income taxes	(40.4)	48.7	8.3
Interest expense, net of interest income	21.7	130.6	152.3
Depreciation and amortization	92.2	9.3	101.5
Intercompany interest	33.9	(33.9)	—
EBITDA	(170.1)	277.4	107.3
Non-cash stock-based compensation	13.2	4.2	17.4
Loss on extinguishment of debt	1.1	—	1.1
Acquisition related costs	3.1	—	3.1
Securitization interest	—	(120.4)	(120.4)
Severance	5.1	0.4	5.5
Foreign currency (gains)/losses	(2.9)	—	(2.9)
Goodwill and other intangibles impairment	250.8	—	250.8
Contingent consideration adjustment	1.3	—	1.3
Professional fees related to business improvement efforts	5.4	1.2	6.6
Other	1.3	0.9	2.2
Total addbacks/(deductions)	278.4	(113.7)	164.7
Adjusted EBITDA	$ 108.3	$ 163.7	$ 272.0

(Dollars in millions)	Year Ended December 31, 2022		
	Marketplace	Finance	Consolidated
Income (loss) from continuing operations	$ (105.7)	$ 134.3	$ 28.6
Add back:			
Income taxes	(36.4)	46.4	10.0
Interest expense, net of interest income	37.6	78.9	116.5
Depreciation and amortization	92.3	7.9	100.2
Intercompany interest	8.4	(8.4)	—
EBITDA	(3.8)	259.1	255.3
Non-cash stock-based compensation	14.2	3.3	17.5
Loss on extinguishment of debt	17.2	—	17.2
Acquisition related costs	1.2	—	1.2
Securitization interest	—	(70.7)	(70.7)
Gain on sale of property	(33.9)	—	(33.9)
(Gain)/Loss on asset sales	(0.1)	—	(0.1)
Severance	11.7	0.7	12.4
Foreign currency (gains)/losses	2.5	—	2.5
Net change in unrealized (gains) losses on investment securities	—	7.1	7.1
Professional fees related to business improvement efforts	13.3	1.9	15.2
Other	7.1	0.4	7.5
Total addbacks/(deductions)	33.2	(57.3)	(24.1)
Adjusted EBITDA	$ 29.4	$ 201.8	$ 231.2

Certain of our loan covenant calculations utilize financial results for the most recent four consecutive fiscal quarters. The following table reconciles EBITDA and Adjusted EBITDA to net income (loss) for the periods presented:

| | Three Months Ended | | | | Twelve Months Ended |
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	December 31, 2023
(Dollars in millions)					
Net income (loss)	$ 12.7	$ (193.8)	$ 12.7	$ 14.3	$ (154.1)
Less: Income from discontinued operations	—	—	—	0.7	0.7
Income (loss) from continuing operations	12.7	(193.8)	12.7	13.6	(154.8)
Add back:					
Income taxes	7.3	(19.3)	12.7	7.6	8.3
Interest expense, net of interest income	37.4	37.5	38.5	38.9	152.3
Depreciation and amortization	23.0	26.8	26.4	25.3	101.5
EBITDA	80.4	(148.8)	90.3	85.4	107.3
Non-cash stock-based compensation	3.8	5.5	4.5	3.6	17.4
Loss on extinguishment of debt	—	1.1	—	—	1.1
Acquisition related costs	0.3	0.3	0.5	2.0	3.1
Securitization interest	(27.8)	(29.6)	(31.6)	(31.4)	(120.4)
Severance	0.5	1.0	1.9	2.1	5.5
Foreign currency (gains)/losses	0.1	0.3	(1.2)	(2.1)	(2.9)
Goodwill and other intangibles impairment	—	250.8	—	—	250.8
Contingent consideration adjustment	—	1.3	—	—	1.3
Net change in unrealized (gains) losses on investment securities	0.1	(0.2)	0.5	(0.4)	—
Professional fees related to business improvement efforts	0.7	2.1	1.7	2.1	6.6
Other	0.8	—	0.9	0.5	2.2
Total addbacks/(deductions)	(21.5)	232.6	(22.8)	(23.6)	164.7
Adjusted EBITDA from continuing ops	$ 58.9	$ 83.8	$ 67.5	$ 61.8	$ 272.0

Summary of Cash Flows

| | Year Ended December 31, | |
	2023	2022
(Dollars in millions)		
Net cash provided by (used by):		
Operating activities - continuing operations	$ 237.0	$ 4.1
Operating activities - discontinued operations	(1.6)	(459.1)
Investing activities - continuing operations	(90.5)	70.0
Investing activities - discontinued operations	7.0	2,077.4
Financing activities - continuing operations	(279.9)	(1,621.9)
Financing activities - discontinued operations	—	10.8
Net change in cash balances of discontinued operations	—	12.4
Effect of exchange rate on cash	9.2	(19.4)
Net (decrease) increase in cash, cash equivalents and restricted cash	$ (118.8)	$ 74.3

Cash flow from operating activities (continuing operations) Net cash provided by operating activities (continuing operations) was $237.0 million for the year ended December 31, 2023, compared with $4.1 million for the year ended December 31, 2022. Cash provided by continuing operations for 2023 consisted primarily of cash earnings and an increase in accounts payable and accrued expenses, partially offset by an increase in trade receivables and other assets. Cash provided by continuing operations for 2022 consisted primarily of cash earnings and a decrease in trade receivables and other assets, partially offset by a decrease in accounts payable and accrued expenses and the portion of contingent consideration payments classified in operating activities. The increase in operating cash flow was primarily attributable to changes in operating assets and liabilities as a result of the timing of collections and the disbursement of funds to consignors for marketplace sales held near period-ends, and changes in AFC's accounts payable balances, as well as a decrease in payments of contingent consideration in excess of acquisition-date fair value.

Changes in AFC's accounts payable balance are presented in cash flows from operating activities while changes in AFC's finance receivables are presented in cash flows from investing activities. Changes in these balances can cause variations in operating and investing cash flows.

Cash flow from investing activities (continuing operations) Net cash used by investing activities (continuing operations) was $90.5 million for the year ended December 31, 2023, compared with net cash provided by investing activities of $70.0 million for the year ended December 31, 2022. The cash used by investing activities in 2023 was primarily from the acquisition of Manheim Canada and purchases of property and equipment, partially offset by a decrease in finance receivables held for investment. The cash provided by investing activities in 2022 was primarily from a decrease in finance receivables held for investment and proceeds from the sale of property and equipment, partially offset by purchases of property and equipment.

Cash flow from financing activities (continuing operations) Net cash used by financing activities (continuing operations) was $279.9 million for the year ended December 31, 2023, compared with $1,621.9 million for the year ended December 31, 2022. The cash used by financing activities in 2023 was primarily due to the early repayment of senior notes, a net decrease in obligations collateralized by finance receivables, dividends paid on the Series A Preferred Stock, repurchases and retirement of common stock and payments of contingent consideration. The cash used by financing activities in 2022 was primarily due to payments made on the Company's long-term debt and repurchases and retirement of common stock, partially offset by borrowings from lines of credit.

Cash flow from operating activities (discontinued operations) Net cash used by operating activities (discontinued operations) was $1.6 million for the year ended December 31, 2023, compared with $459.1 million for the year ended December 31, 2022. The cash used by operating activities for the year ended December 31, 2023 was primarily attributable to an adjustment to income taxes. The cash used by operating activities for the year ended December 31, 2022 was primarily attributable to income taxes paid associated with the taxable gain on the sale of the ADESA U.S. physical auction business and a decrease in accounts payable and accrued expenses.

Cash flow from investing activities (discontinued operations) Net cash provided by investing activities (discontinued operations) was $7.0 million for the year ended December 31, 2023, compared with $2,077.4 million for the year ended December 31, 2022. The cash provided by investing activities for the year ended December 31, 2023 was attributable to the final proceeds from the sale of the ADESA U.S. physical auction business. The cash provided by investing activities for the year ended December 31, 2022 was primarily attributable to the proceeds from the sale of the ADESA U.S. physical auction business, partially offset by purchases of property and equipment.

Cash flow from financing activities (discontinued operations) There were no financing activities (discontinued operations) for the year ended December 31, 2023, compared with net cash provided by financing activities of $10.8 million for the year ended December 31, 2022. The cash provided by financing activities for the year ended December 31, 2022 was primarily attributable to a net increase in book overdrafts.

Capital Expenditures

Capital expenditures for the years ended December 31, 2023 and 2022 approximated $52.0 million and $60.9 million, respectively. Capital expenditures were funded from internally generated funds. We continue to invest in our core information technology capabilities and our service locations. Capital expenditures related to continuing operations are expected to be approximately $55 million to $60 million for fiscal year 2024. Future capital expenditures could vary substantially based on capital project timing, capital expenditures related to acquired businesses and the initiation of new information systems projects to support our business strategies.

Dividends

The Series A Preferred Stock ranks senior to the shares of the Company's common stock, par value $0.01 per share, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The holders of the Series A Preferred Stock are entitled to a cumulative dividend at the rate of 7% per annum, payable quarterly in arrears. Dividends were payable in kind through the issuance of additional shares of Series A Preferred Stock for the first eight dividend payments (through June 30, 2022), and thereafter, in cash or in kind, or in any combination of both, at the option of the Company. For the year ended December 31, 2023, the holders of the

Series A Preferred Stock received cash dividends aggregating $44.4 million. For the year ended December 31, 2022, the holders of the Series A Preferred Stock received cash dividends aggregating $22.2 million and dividends in kind with a value in the aggregate of approximately $21.6 million. The holders of the Series A Preferred Stock are also entitled to participate in dividends declared or paid on our common stock on an as-converted basis.

Contractual Obligations

To provide a clear picture of matters potentially impacting our liquidity position, the table below sets forth a summary of our contractual obligations as of December 31, 2023. Some of the figures included in this table are based on management's estimates and assumptions about these obligations, including their duration, the possibility of renewal and other factors. Because these estimates and assumptions are necessarily subjective, the obligations we may actually pay in future periods could vary from those reflected in the table. This table does not include the obligations related to our Series A Preferred Stock discussed in Note 15 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K. The following table summarizes our contractual cash obligations as of December 31, 2023 *(in millions)*:

	Payments Due by Period		
Contractual Obligations	**Total**	**1 year or Less**	**More than 1 Year**
Long-term debt			
$325 million Revolving Credit Facility (a)	$ 137.0	$ 137.0	$ —
Senior notes (a)	210.0	—	210.0
European lines of credit	17.6	17.6	—
Finance lease obligations (b)	0.9	0.9	—
Interest payments relating to long-term debt (c)	32.1	24.8	7.3
Operating leases (d)	103.7	15.4	88.3
Total contractual cash obligations	$ 501.3	$ 195.7	$ 305.6

(a)   The Company has historically included the Revolving Credit Facility in current debt based on its intent to repay the amount outstanding within one year; however, the Company is not contractually obligated to repay the borrowings until the maturity of the Revolving Credit Facility (June 2028). The senior notes are assumed to be held to maturity.

(b)   We have entered into finance leases for furniture, fixtures, equipment and software. The amounts include the interest portion of the finance leases. Future finance lease obligations would change if we entered into additional finance lease agreements.

(c)   Interest payments on long-term debt are projected based on the contractual rates of the debt securities. Interest rates for the variable rate term debt instruments were held constant at rates as of December 31, 2023.

(d)   Operating leases are entered into in the normal course of business. We lease some of our vehicle logistics center facilities, as well as other property and equipment under operating leases. Some lease agreements contain options to renew the lease or purchase the leased property. Future operating lease obligations would change if the renewal options were exercised and/or if we entered into additional operating lease agreements.

Acquisition

In December 2023, the Company acquired Manheim Canada from Cox Automotive. The transaction included the Manheim Montreal facility and auction sales, operations and select staff across Manheim Canada. The acquisition advances OPENLANE's digital strategy by adding inventory, buyers, sellers and corresponding data to the OPENLANE Canada digital marketplace.

The purchased assets included property and equipment and customer relationships. Financial results for Manheim Canada have been included in our consolidated financial statements from the date of acquisition.

The purchase price for Manheim Canada was approximately $103.0 million. The acquired assets and assumed liabilities of Manheim Canada were recorded at fair value, including $52.4 million to property and equipment and $18.6 million to intangible assets, representing the fair value of acquired customer relationships, which are being amortized over their expected useful lives. The excess earnings method was used to value the customer relationships. This method requires forward looking estimates to determine fair value, including among other assumptions, forecasted revenue growth and estimated customer attrition rates. The acquisition resulted in $25.9 million of goodwill. The factors contributing to the recognition of goodwill were strategic and synergistic benefits that are expected to be realized from the acquisition. The goodwill is recorded in the Marketplace reportable segment and is expected to be deductible for tax purposes. The financial impact of this acquisition, including pro forma financial results, was immaterial to the Company's consolidated results for the year ended December 31,

2023. Acquisition costs of approximately $2.0 million are included in the consolidated statement of income (loss) within "Selling, general and administrative."

Critical Accounting Estimates

In preparing the financial statements in accordance with U.S. generally accepted accounting principles, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex. Consequently, actual results could differ from those estimates. Accounting measurements that management believes are most critical to the reported results of our operations and financial condition include: (1) allowance for credit losses; (2) business combinations; and (3) goodwill and other intangible assets.

In addition to the critical accounting estimates, there are other items used in the preparation of the consolidated financial statements that require estimation, but are not deemed critical. Changes in estimates used in these and other items could have a material impact on our financial statements.

We continually evaluate the accounting policies and estimates used to prepare the consolidated financial statements. In cases where management estimates are used, they are based on historical experience, information from third-party professionals, and various other assumptions believed to be reasonable. In addition, our most significant accounting policies are discussed in Note 2 and elsewhere in the notes to the consolidated financial statements for the year ended December 31, 2023, which are included in this Annual Report on Form 10-K.

Allowance for Credit Losses

We maintain an allowance for credit losses for estimated losses resulting from the inability of customers to make required payments. Delinquencies and losses are monitored on an ongoing basis and this historical experience provides the primary basis for estimating the allowance. The allowance for credit losses is also based on management's evaluation of the receivables portfolio under current economic conditions, the size of the portfolio, overall portfolio credit quality, review of specific collection matters and such other factors which, in management's judgment, deserve recognition in estimating losses. Specific collection matters can be impacted by the outcome of negotiations, litigation and bankruptcy proceedings with individual customers.

AFC controls credit risk through credit approvals, credit limits, underwriting and collateral management monitoring procedures, including over 58,000 lot audits and holding vehicle titles where permitted. The estimates are based on management's evaluation of many factors, including AFC's historical credit loss experience, the value of the underlying collateral, delinquency trends and economic conditions. The estimates are based on information available as of each reporting date and reflect the expected credit losses over the entire expected term of the receivables. Actual losses may differ from the original estimates due to actual results varying from those assumed in our estimates.

As a measure of sensitivity, if we had experienced a 10% increase in net charge-offs of finance receivables for the years ended December 31, 2023 and 2022, our provision for credit losses would have increased by approximately $4.9 million and $0.9 million in 2023 and 2022, respectively.

Business Combinations

When we acquire businesses, we estimate and recognize the fair values of tangible assets acquired, liabilities assumed and identifiable intangible assets acquired. The excess of the purchase consideration over the fair values of identifiable assets and liabilities is recorded as goodwill. The purchase accounting process requires management to make significant estimates and assumptions in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets and contingent consideration.

Critical estimates are often developed using valuation models that are based on historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, growth rates, the appropriate weighted-average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which could affect the accuracy or validity of such estimates.

Goodwill and Other Intangible Assets

We assess goodwill for impairment annually during the second quarter or more frequently if events or changes in circumstances indicate that impairment may exist. Important factors that could trigger an impairment review include significant under-performance relative to historical or projected future operating results; significant negative industry or economic trends; and our market valuation relative to our carrying value. When evaluating goodwill for impairment, we may first perform a qualitative assessment to determine whether it is more likely than not that a reporting unit is impaired. If we do not perform a qualitative assessment, or if we determine that a reporting unit's fair value is not more likely than not greater than its carrying value, then we calculate the estimated fair value of the reporting unit using discounted cash flows and market approaches.

When assessing goodwill for impairment, our decision to perform a qualitative impairment assessment for a reporting unit in a given year is influenced by a number of factors, including the size of the reporting unit's goodwill, the significance of the excess of the reporting unit's estimated fair value over carrying value at the last quantitative assessment date, the amount of time in between quantitative fair value assessments and the date of acquisition. If we perform a quantitative assessment of a reporting unit's goodwill, our impairment calculations contain uncertainties because they require management to make assumptions and apply judgment when estimating future cash flows and earnings, including projected revenue growth and operating expenses related to existing businesses, as well as utilizing valuation multiples of similar publicly traded companies and selecting an appropriate discount rate based on the estimated cost of capital that reflects the risk profile of the related business. Estimates of revenue growth and operating expenses are based on management estimates considering the reporting unit's past performance and forecasted growth, strategic initiatives and changes in economic conditions. These estimates, as well as the selection of comparable companies and valuation multiples used in the market approach are highly subjective, and our ability to realize the future cash flows used in our fair value calculations is affected by factors such as the success of strategic initiatives, changes in economic conditions, changes in our operating performance and changes in our business strategies. The Company did not identify any impairment for our reporting units in 2022 or 2021.

In the second quarter of 2023 and as part of our annual goodwill impairment testing, we performed a quantitative assessment. This analysis resulted in goodwill impairment charges totaling $218.9 million ($166.4 million net of $52.5 million deferred tax benefit) in our U.S. Dealer-to-Dealer reporting unit and $6.4 million in our Europe reporting unit (both within the Marketplace segment). The goodwill impairment related to our U.S. Dealer-to-Dealer reporting unit was primarily driven by lower near-term and long-term revenue growth rates associated with a slower overall recovery in vehicle volumes. The goodwill impairment related to our Europe reporting unit was driven by combining two previously separate reporting units (ADESA U.K. and ADESA Europe) into a single reporting unit. Including ADESA U.K. in the reporting unit resulted in a reduction in the overall fair value of the combined reporting unit, resulting in an impairment charge. As a result of the impairment charges, the carrying value of the U.S. Dealer-to-Dealer and Europe reporting units now approximate fair value. The fair value of each of our other reporting units was substantially in excess of its carrying value, with the exception of our Canada reporting unit within the Marketplace segment, which exceeded its carrying value by approximately 14%. Significant assumptions used in the determination of the estimated fair values of these reporting units were the revenue and earnings growth rates and the discount rate. The revenue and expense growth rates are dependent on wholesale used vehicle supply, the competitive environment, inflation and our ability to pass price increases along to our customers, and business activities that impact market share. As a result, the revenue growth rate could be adversely impacted by market conditions, macroeconomic factors or an increased competitive environment. The discount rate, which is consistent with a weighted average cost of capital that is likely to be expected by a market participant, is based on the Company's required rates of return, including consideration of both debt and equity components of the capital structure. Our discount rate may be impacted in the future by adverse changes in the macroeconomic environment, volatility in the equity markets and the interest rate environment. While management can and has implemented strategies to address these events, changes in operating plans or adverse changes in the future could reduce the underlying cash flows used to estimate fair values and could result in a decline in fair value that would trigger future impairment charges of the goodwill within the U.S. Dealer-to-Dealer and Europe reporting units described above. As of December 31, 2023, the carrying value of goodwill related to the U.S. Dealer-to-Dealer and Europe reporting units was $87.3 million and $120.8 million, respectively. For additional information, see Note 9 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

As with goodwill, we assess indefinite-lived tradenames for impairment annually during the second quarter or more frequently if events or changes in circumstances indicate that impairment may exist. When assessing indefinite-lived tradenames for impairment using a qualitative assessment, we evaluate if changes in events or circumstances have occurred that indicate that impairment may exist and whether the tradenames continue to have an indefinite life. If we do not perform a qualitative impairment assessment or if changes in events and circumstances indicate that a quantitative assessment should be performed, management is required to calculate the fair value of the tradename asset group. The fair value calculation includes estimates of revenue growth, which are based on past performance and internal projections for the tradename asset group's forecasted growth, and royalty rates, which are adjusted for our particular facts and circumstances. The discount rate is selected based on the estimated cost of capital that reflects the risk profile of the related assets. These estimates are highly subjective, and our ability to achieve the forecasted cash flows used in our fair value calculations is affected by factors such as the success of strategic initiatives, changes in economic conditions, changes in our operating performance and changes in our business strategies.

In the second quarter of 2023, the OPENLANE branded marketplace was announced as a replacement to the ADESA branded marketplaces. As such, the announcement served as a triggering event and we performed a quantitative impairment test on the

ADESA tradename, resulting in an impairment charge totaling $25.5 million ($19.0 million net of $6.5 million deferred tax benefit). Furthermore, as a result of the rebranding to OPENLANE, the ADESA tradename is no longer deemed to have an indefinite life and its remaining carrying amount of $97.3 million is being amortized over a remaining useful life of approximately 6 years. For additional information, see Note 9 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

We review other intangible assets for possible impairment whenever circumstances indicate that their carrying amount may not be recoverable. If it is determined that the carrying amount of an other intangible asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, we would recognize a loss to the extent that the carrying amount exceeds the fair value of the asset. Management judgment is involved in both deciding if testing for recovery is necessary and in estimating undiscounted cash flows. Our impairment analysis is based on the current business strategy, expected growth rates and estimated future economic conditions.

New Accounting Standards

For a description of new accounting standards that could affect the Company, reference the "New Accounting Standards" section of Note 2 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Off-Balance Sheet Arrangements

As of December 31, 2023, we had no off-balance sheet arrangements pursuant to Item 303 of Regulation S-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that we believe are reasonably likely to have a current or future effect on our financial condition, results of operations, or cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency

Our foreign currency exposure is limited and arises from transactions denominated in foreign currencies, particularly intercompany loans, as well as from translation of the results of operations from our Canadian and, to a lesser extent, United Kingdom and Continental Europe subsidiaries. However, fluctuations between U.S. and non-U.S. currency values may adversely affect our results of operations and financial position. We have not entered into any foreign exchange contracts to hedge changes in the Canadian dollar, British pound or euro. Foreign currency gains on intercompany loans were approximately $2.9 million for the year ended December 31, 2023 and foreign currency losses on intercompany loans were approximately $2.5 million for the year ended December 31, 2022. Canadian currency translation negatively affected net income by approximately $1.5 million and $2.8 million for the year ended December 31, 2023 and 2022, respectively. A 1% change in the month-end Canadian dollar exchange rate for the year ended December 31, 2023 would have impacted foreign currency losses on intercompany loans by $0.2 million and net income by $0.2 million. A 1% change in the month-end euro exchange rate for the year ended December 31, 2023 would have impacted foreign currency losses on intercompany loans by $0.7 million and net income by $0.5 million. A 1% change in the average Canadian dollar exchange rate for the year ended December 31, 2023 would have impacted net income by approximately $0.5 million. Currency exposure of our U.K. and European operations is not material to the results of operations.

Interest Rates

We are exposed to interest rate risk on our variable rate borrowings. Accordingly, interest rate fluctuations affect the amount of interest expense we are obligated to pay. We most recently used interest rate swap agreements to manage our exposure to interest rate changes. We originally designated the interest rate swaps as cash flow hedges for accounting purposes. Accordingly, the earnings impact of the derivatives designated as cash flow hedges are recorded upon the recognition of the interest related to the hedged debt.

In January 2020, we entered into three pay-fixed interest rate swaps with an aggregate notional amount of $500 million to swap variable rate interest payments under our term loan for fixed interest payments bearing a weighted average interest rate of 1.44%. The interest rate swaps had a five-year term.

In February 2022, we discontinued hedge accounting as we concluded that the forecasted interest rate payments were no longer probable of occurring in consideration of the Transaction and expected repayment of Term Loan B-6. In connection with the repayment of Term Loan B-6 in May 2022, we entered into swap termination agreements. We received $16.7 million to settle and terminate the swaps, which was recognized as a realized gain in "Interest expense" in the consolidated statement of income (loss).

A sensitivity analysis of the impact on our variable rate corporate debt instruments to a hypothetical 100 basis point increase in short-term rates (LIBOR/Prime/SOFR) for the year ended December 31, 2023 would have resulted in an increase in interest expense of approximately $0.7 million.

Item 8.   Financial Statements and Supplementary Data

Index to Financial Statements

	Page
OPENLANE, Inc.	
Report of Independent Registered Public Accounting Firm (KPMG LLP, Indianapolis, IN, Auditor Firm ID: 185)	57
Consolidated Statements of Income (Loss) for the Years Ended December 31, 2023, 2022 and 2021	59
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2023, 2022 and 2021	60
Consolidated Balance Sheets as of December 31, 2023 and 2022	61
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2023, 2022 and 2021	63
Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021	64
Notes to Consolidated Financial Statements	66

Form 10-K

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
OPENLANE, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of OPENLANE, Inc. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 21, 2024 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of qualitative risk factors in the allowance for credit losses

As discussed in Notes 2 and 7 to the consolidated financial statements, the Company's allowance for credit losses as of December 31, 2023 was $23.0 million (the ACL). The Company estimates the ACL using a methodology that first considers quantitative models that calculate historical loss rates using recorded charge-offs and recoveries over a historical period as well as identified potential loss events as the primary quantitative factors. The Company's methodology is also based on management's evaluation of the receivables portfolio under current economic conditions, the size of the portfolio, overall portfolio credit quality, review of specific collection matters and such other factors which, in management's judgment, deserve recognition in estimating losses (qualitative risk factors).

We identified the assessment of qualitative risk factors used in the ACL estimate as a critical audit matter. Due to significant measurement uncertainty, such assessment required complex and subjective auditor judgment, including specialized skill and knowledge. This assessment involved evaluating the qualitative framework and related risk factors. These factors increase the likelihood that qualitative risk factors were necessary in order to capture estimated credit losses not captured through the quantitative models.

Form 10-K

The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of the ACL estimate, including controls over the (1) development and approval of the overall allowance for credit losses methodology, which includes the qualitative framework and related risk factors and (2) determination of the qualitative risk factors. We evaluated the Company's process to develop the qualitative framework and related risk factors including testing the sources of data, factors, and assumptions that the Company used and considering whether they are relevant and reliable. We evaluated credit metric trends impacting the ACL estimate, including the qualitative risk factors, for consistency with trends in the Company's historical loan portfolio growth and credit performance. We involved credit risk professionals with specialized skills and knowledge, who assisted in evaluating (1) the Company's ACL methodology, which included the qualitative framework and related risk factors, for compliance with U.S. generally accepted accounting principles and (2) the qualitative risk factors and their relationship to the quantitative models and whether additional or alternative sources of data, factors or assumptions should be used.

Fair value of certain reporting units

As discussed in Notes 2 and 9 to the consolidated financial statements, the goodwill balance as of December 31, 2023 was $1,271.2 million. The Company tests goodwill for impairment annually in the second quarter, or more frequently as impairment indicators arise, by comparing the fair value of each reporting unit with its' carrying value. The Company determined the fair values of its' reporting units using a discounted cash flow analysis. The Company recorded goodwill impairment charges in their U. S. Dealer-to-Dealer and Europe reporting units (certain reporting units) of $218.9 million and $6.4 million, respectively, for the year ended December 31, 2023.

We identified the evaluation of certain reporting units' fair values, which were utilized in the assessment of goodwill for impairment, as a critical audit matter. Subjective and complex auditor judgement was required to evaluate the projected revenue growth rate and discount rate assumptions used to determine the certain reporting units' fair values. Changes in these assumptions could have had a significant impact on the fair values of the certain reporting units. Additionally, we involved valuation professionals with specialized skills and knowledge to evaluate the discount rates used in the valuations.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's determination of certain reporting units' fair value, including controls related to development of the projected revenue growth rates and discount rates. We evaluated the Company's projected revenue growth rates by comparing them to market data for the industry and certain peer companies, as well as the Company's historical results. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company's discount rates by comparing them to discount rates that were independently developed using publicly available market data for comparable entities.

/s/ KPMG LLP

We have served as the Company's auditor since 2007.

Indianapolis, Indiana
February 21, 2024

OPENLANE, Inc.
Consolidated Statements of Income (Loss)
(In millions, except per share data)

	Year Ended December 31,		
	2023	**2022**	**2021**
Operating revenues			
Auction fees	$ **395.3**	$ 370.3	$ 399.2
Service revenue	**619.7**	590.3	541.3
Purchased vehicle sales	**236.7**	182.9	220.9
Finance-related revenue	**393.4**	375.9	289.2
Total operating revenues	**1,645.1**	1,519.4	1,450.6
Operating expenses			
Cost of services (exclusive of depreciation and amortization)	**867.6**	834.3	792.5
Selling, general and administrative	**430.4**	445.1	420.7
Depreciation and amortization	**101.5**	100.2	109.9
Gain on sale of property	**—**	(33.9)	—
Goodwill and other intangibles impairment	**250.8**	—	—
Total operating expenses	**1,650.3**	1,345.7	1,323.1
Operating profit (loss)	**(5.2)**	173.7	127.5
Interest expense	**155.8**	119.2	125.7
Other (income) expense, net	**(15.6)**	(1.3)	(12.5)
Loss on extinguishment of debt	**1.1**	17.2	—
Income (loss) from continuing operations before income taxes	**(146.5)**	38.6	14.3
Income taxes	**8.3**	10.0	15.1
Income (loss) from continuing operations	**(154.8)**	28.6	(0.8)
Income from discontinued operations, net of income taxes	**0.7**	212.6	67.3
Net income (loss)	$ **(154.1)**	$ 241.2	$ 66.5
Net income (loss) per share - basic			
Income (loss) from continuing operations	$ **(1.83)**	$ (0.10)	$ (0.27)
Income from discontinued operations	**0.01**	1.40	0.43
Net income (loss) per share - basic	$ **(1.82)**	$ 1.30	$ 0.16
Net income (loss) per share - diluted			
Income (loss) from continuing operations	$ **(1.83)**	$ (0.10)	$ (0.27)
Income from discontinued operations	**0.01**	1.40	0.43
Net income (loss) per share - diluted	$ **(1.82)**	$ 1.30	$ 0.16

Form 10-K

See accompanying notes to consolidated financial statements

OPENLANE, Inc.
Consolidated Statements of Comprehensive Income (Loss)
(In millions)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income (loss)	**$ (154.1)**	$ 241.2	$ 66.5
Other comprehensive income (loss), net of tax			
Foreign currency translation gain (loss)	**12.8**	(30.5)	(5.8)
Unrealized gain on interest rate derivatives, net of tax	**—**	5.7	13.8
Total other comprehensive income (loss), net of tax	**12.8**	(24.8)	8.0
Comprehensive income (loss)	**$ (141.3)**	$ 216.4	$ 74.5

Form 10-K

See accompanying notes to consolidated financial statements

OPENLANE, Inc.
Consolidated Balance Sheets
(In millions)

	December 31,	
	2023	**2022**
Assets		
Current assets		
Cash and cash equivalents	$ **93.5**	$ 225.7
Restricted cash	**65.4**	52.0
Trade receivables, net of allowances of $9.9 and $15.8	**291.8**	270.7
Finance receivables, net of allowances of $23.0 and $21.5	**2,282.0**	2,395.1
Other current assets	**109.2**	78.9
Total current assets	**2,841.9**	3,022.4
Other assets		
Goodwill	**1,271.2**	1,464.5
Customer relationships, net of accumulated amortization of $438.5 and $417.3	**136.1**	135.9
Other intangible assets, net of accumulated amortization of $475.4 and $406.0	**181.5**	231.3
Operating lease right-of-use assets	**75.9**	84.8
Property and equipment, net of accumulated depreciation of $187.2 and $197.7	**169.8**	123.6
Other assets	**49.9**	57.3
Total other assets	**1,884.4**	2,097.4
Total assets	$ **4,726.3**	$ 5,119.8

See accompanying notes to consolidated financial statements

Form 10-K

OPENLANE, Inc.
Consolidated Balance Sheets
(In millions, except share and per share data)

	December 31, 2023	December 31, 2022
Liabilities, Temporary Equity and Stockholders' Equity		
Current liabilities		
Accounts payable	**$ 556.6**	$ 551.2
Accrued employee benefits and compensation expenses	**40.5**	31.9
Accrued interest	**10.1**	7.8
Other accrued expenses	**75.3**	79.1
Income taxes payable	**9.8**	6.9
Obligations collateralized by finance receivables	**1,631.9**	1,677.6
Current maturities of long-term debt	**154.6**	288.7
Total current liabilities	**2,478.8**	2,643.2
Non-current liabilities		
Long-term debt	**202.4**	205.3
Deferred income tax liabilities	**20.9**	54.0
Operating lease liabilities	**70.4**	79.7
Other liabilities	**14.3**	6.8
Total non-current liabilities	**308.0**	345.8
Commitments and contingencies (Note 19)		
Temporary equity		
Series A convertible preferred stock (Note 15)	**612.5**	612.5
Stockholders' equity		
Common stock, $0.01 par value:		
Authorized shares: 400,000,000		
Issued and outstanding shares:		
108,040,704 (2023)		
108,914,678 (2022)	**1.1**	1.1
Additional paid-in capital	**738.2**	743.8
Retained earnings	**624.4**	822.9
Accumulated other comprehensive loss	**(36.7)**	(49.5)
Total stockholders' equity	**1,327.0**	1,518.3
Total liabilities, temporary equity and stockholders' equity	**$ 4,726.3**	$ 5,119.8

See accompanying notes to consolidated financial statements

Form 10-K

62

OPENLANE, Inc.
Consolidated Statements of Stockholders' Equity
(In millions)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2020	129.7	$ 1.3	$ 1,046.5	$ 600.7	$ (32.7)	$1,615.8
Net income				66.5		66.5
Other comprehensive income					8.0	8.0
Issuance of common stock under stock plans	0.5		1.5			1.5
Issuance of common stock - private placement	2.0		30.0			30.0
Surrender of RSUs for taxes	(0.2)		(2.2)			(2.2)
Stock-based compensation expense			15.6			15.6
Repurchase and retirement of common stock	(10.8)	(0.1)	(180.8)			(180.9)
Dividends earned under stock plans			0.2	(0.4)		(0.2)
Dividends on preferred stock				(41.1)		(41.1)
Balance at December 31, 2021	121.2	1.2	910.8	625.7	(24.7)	1,513.0
Net income				241.2		241.2
Other comprehensive loss					(24.8)	(24.8)
Issuance of common stock under stock plans	0.5		1.4			1.4
Surrender of RSUs for taxes	(0.2)		(2.7)			(2.7)
Stock-based compensation expense			16.3			16.3
Repurchase and retirement of common stock	(12.6)	(0.1)	(182.1)			(182.2)
Dividends earned under stock plans			0.1	(0.2)		(0.1)
Dividends on preferred stock				(43.8)		(43.8)
Balance at December 31, 2022	108.9	1.1	743.8	822.9	(49.5)	1,518.3
Net loss				(154.1)		(154.1)
Other comprehensive income					12.8	12.8
Issuance of common stock under stock plans	0.7		2.7			2.7
Surrender of RSUs for taxes	(0.2)		(2.6)			(2.6)
Stock-based compensation expense			16.5			16.5
Repurchase and retirement of common stock	(1.4)		(22.2)			(22.2)
Dividends on preferred stock				(44.4)		(44.4)
Balance at December 31, 2023	**108.0**	**$ 1.1**	**$ 738.2**	**$ 624.4**	**$ (36.7)**	**$1,327.0**

See accompanying notes to consolidated financial statements

OPENLANE, Inc.
Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2023	2022	2021
Operating activities			
Net income (loss)	$ **(154.1)**	$ 241.2	$ 66.5
Net income from discontinued operations	**(0.7)**	(212.6)	(67.3)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	**101.5**	100.2	109.9
Provision for credit losses	**59.2**	18.6	7.2
Deferred income taxes	**(29.8)**	(2.3)	4.4
Amortization of debt issuance costs	**8.7**	10.7	12.1
Stock-based compensation	**16.5**	16.6	13.2
Contingent consideration adjustment	**1.3**	—	24.3
Net change in unrealized (gain) loss on investment securities	**—**	7.1	(1.4)
Investment and note receivable impairment	**10.3**	—	—
Gain on sale of property	**—**	(33.9)	—
Goodwill and other intangibles impairment	**250.8**	—	—
Loss on extinguishment of debt	**1.1**	17.2	—
Other non-cash, net	**1.0**	0.5	2.1
Changes in operating assets and liabilities, net of acquisitions:			
Trade receivables and other assets	**(66.0)**	107.7	(81.0)
Accounts payable and accrued expenses	**39.8**	(240.8)	143.9
Payments of contingent consideration in excess of acquisition-date fair value	**(2.6)**	(26.1)	—
Net cash provided by operating activities - continuing operations	**237.0**	4.1	233.9
Net cash (used by) provided by operating activities - discontinued operations	**(1.6)**	(459.1)	179.3
Investing activities			
Net decrease (increase) in finance receivables held for investment	**64.8**	97.9	(618.6)
Acquisition of businesses (net of cash acquired)	**(103.0)**	(0.4)	(521.8)
Purchases of property, equipment and computer software	**(52.0)**	(60.9)	(64.2)
Investments in securities	**(1.3)**	(6.7)	(22.5)
Proceeds from sale of investments	**—**	0.3	38.5
Proceeds from note receivable	**0.7**	—	—
Proceeds from the sale of PWI	**—**	—	2.2
Proceeds from the sale of property and equipment	**0.3**	39.8	—
Net cash (used by) provided by investing activities - continuing operations	**(90.5)**	70.0	(1,186.4)
Net cash provided by (used by) investing activities - discontinued operations	**7.0**	2,077.4	(32.2)
Financing activities			
Net decrease in book overdrafts	**(2.3)**	(5.7)	(8.0)
Net borrowings from (repayments of) lines of credit	**5.9**	141.9	(8.0)
Net (decrease) increase in obligations collateralized by finance receivables	**(55.9)**	1.5	424.4
Payments for debt issuance costs/amendments	**(6.7)**	(11.6)	(0.6)
Payments on long-term debt	**—**	(928.6)	(9.5)
Payment for early extinguishment of debt	**(140.1)**	(606.3)	—
Payments on finance leases	**(1.9)**	(3.9)	(5.6)
Payments of contingent consideration and deferred acquisition costs	**(12.4)**	(3.5)	(37.1)
Issuance of common stock under stock plans	**2.7**	1.4	1.5
Issuance of common stock - private placement	**—**	—	30.0
Tax withholding payments for vested RSUs	**(2.6)**	(2.7)	(2.2)
Repurchase and retirement of common stock	**(22.2)**	(182.2)	(180.9)
Dividends paid on Series A Preferred Stock	**(44.4)**	(22.2)	—
Net cash (used by) provided by financing activities - continuing operations	**(279.9)**	(1,621.9)	204.0
Net cash provided by financing activities - discontinued operations	**—**	10.8	6.4
Net change in cash balances of discontinued operations	**—**	12.4	15.6
Effect of exchange rate changes on cash	**9.2**	(19.4)	(1.5)
Net (decrease) increase in cash, cash equivalents and restricted cash	**(118.8)**	74.3	(580.9)
Cash, cash equivalents and restricted cash at beginning of period	**277.7**	203.4	784.3
Cash, cash equivalents and restricted cash at end of period	$ **158.9**	$ 277.7	$ 203.4

See accompanying notes to consolidated financial statements

Supplemental Disclosure of Cash Flow Information

(In millions)	Year Ended December 31,					
	2023		**2022**		**2021**	
Cash paid for interest, net of proceeds from interest rate derivatives	**$**	**145.2**	$	106.4	$	112.7
Cash paid for taxes, net of refunds - continuing operations	**$**	**35.8**	$	25.6	$	24.8
Cash paid for taxes, net of refunds - discontinued operations	**$**	**1.5**	$	378.1	$	1.2

See accompanying notes to consolidated financial statements

Note 1—Organization and Other Matters

OPENLANE, Inc., formerly known as KAR Auction Services, Inc., was organized in the State of Delaware on November 9, 2006.

Defined Terms

Unless otherwise indicated or unless the context otherwise requires, the following terms used herein shall have the following meanings:

- "we," "us," "our," "OPENLANE" and "the Company" refer, collectively, to OPENLANE, Inc. (f/k/a KAR Auction Services, Inc.) and its subsidiaries, unless the context requires otherwise;

- "ADESA" or "ADESA Auctions" refer, collectively, to ADESA, Inc., a wholly-owned subsidiary of OPENLANE, and ADESA, Inc.'s subsidiaries, including OPENLANE US, Inc. (together with OPENLANE US, Inc.'s subsidiaries, "OPENLANE US"), BacklotCars, Inc. ("BacklotCars"), CARWAVE LLC ("CARWAVE"), Nth Gen Software Inc. ("TradeRev"), ADESA Remarketing Limited ("ADESA U.K.") and ADESA Europe NV and its subsidiaries ("ADESA Europe");

- "ADESA U.S. physical auction business," "ADESA U.S. physical auctions" and "ADESA U.S." refer to the auction sales, operations and staff at ADESA's U.S. vehicle logistics centers, which were sold to Carvana Group, LLC (together with Carvana Co. and its subsidiaries, "Carvana") in May 2022 (the "Transaction");

- "AFC" refers, collectively, to Automotive Finance Corporation, a wholly-owned subsidiary of ADESA, and Automotive Finance Corporation's subsidiaries and other related entities;

- "Credit Agreement" refers to the Credit Agreement, dated June 23, 2023 (as amended, amended and restated, modified or supplemented from time to time), among the Company, as the borrower, the several banks and other financial institutions or entities from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent. The Credit Agreement provides for a $325 million senior secured revolving credit facility due June 23, 2028 (the "Revolving Credit Facility");

- "Previous Credit Agreement" refers to the Amended and Restated Credit Agreement, dated March 11, 2014 (as amended, amended and restated, modified or supplemented prior to the date of the Credit Agreement), among the Company, as the borrower, the several banks and other financial institutions or entities party thereto and JPMorgan Chase Bank N.A., as administrative agent. The Previous Credit Agreement provided for a $950 million senior secured term loan B-6 facility due September 19, 2026 ("Term Loan B-6"), of which the outstanding amount was fully repaid in May 2022, and a $325 million senior secured revolving credit facility due September 19, 2024 (the "Previous Revolving Credit Facility"), which was replaced by the Revolving Credit Facility in June 2023;

- "IAA" refers, collectively, to Insurance Auto Auctions, Inc., formerly a wholly-owned subsidiary of OPENLANE, and Insurance Auto Auctions, Inc.'s subsidiaries and other related entities;

- "OPENLANE, Inc." refers to the Company and not to its subsidiaries;

- "Senior notes" refers to the 5.125% senior notes due 2025 ($210 million aggregate principal was outstanding at December 31, 2023); and

- "Series A Preferred Stock" refers to the Series A Convertible Preferred Stock, par value $0.01 per share (634,305 shares of Series A Preferred Stock were outstanding at December 31, 2023 and 2022).

Business and Nature of Operations

As announced in May 2023, OPENLANE is now the go-to-market brand for the Company's digital marketplaces throughout the U.S., Canada and Europe. OPENLANE is a leading digital marketplace for used vehicles, connecting sellers and buyers across North America and Europe to facilitate fast, easy and transparent transactions. Our portfolio of integrated technology, data analytics, financing, logistics, reconditioning and other remarketing solutions, combined with our vehicle logistics centers in Canada, help advance our purpose: to make wholesale easy so our customers can be more successful. As of December 31, 2023,

Form 10-K

the Marketplace segment serves a domestic and international customer base through digital marketplaces and 15 vehicle logistics center locations across Canada.

For commercial sellers, our software platform supports private label digital remarketing sites and provides comprehensive solutions to our automobile manufacturer, captive finance company and other commercial customers. For dealer customers, our platform facilitates multiple sale formats, data-driven insights and integrated services to automotive dealers, coast-to-coast in the United States, Canada and Europe.

OPENLANE Europe is our digital marketplace serving customers in the United Kingdom and Continental Europe through a consolidated online wholesale used vehicle platform.

Marketplace services include a variety of activities designed to facilitate the transfer of used vehicles between sellers and buyers throughout the vehicle life cycle. We facilitate the exchange of these vehicles through our marketplaces, which aligns sellers and buyers. As an agent for customers, the Company generally does not take title to or ownership of vehicles sold through our marketplaces. Generally, fees are earned from the seller and buyer on each successful marketplace transaction in addition to fees earned for ancillary services. We also sell vehicles that have been purchased, for which we do take title and record the gross selling price of the vehicle sold through our marketplaces as revenue.

We also provide services such as inbound and outbound transportation logistics, reconditioning, vehicle inspection and certification, titling, administrative and collateral recovery services. We are able to serve the diverse and multi-faceted needs of our customers through the wide range of services offered.

AFC is a leading provider of floorplan financing primarily to independent used vehicle dealers ("independent dealer customers") and this financing is provided through approximately 90 locations (hybrid of physical locations and a digital servicing network) throughout the United States and Canada as of December 31, 2023. Floorplan financing supports independent dealer customers in North America who purchase vehicles at OPENLANE and other used vehicle and salvage auctions. In addition, AFC provides financing for dealer inventory purchased directly from wholesalers, other dealers and directly from consumers, as well as providing liquidity for customer trade-ins which can encompass settling lien holder payoffs. AFC also provides title services for their customers.

Note 2—Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of OPENLANE and all of its majority owned subsidiaries. Significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates based in part on assumptions about current, and for some estimates, future economic and market conditions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Although the current estimates contemplate current conditions and expected future changes, as appropriate, it is reasonably possible that future conditions could differ from these estimates, which could materially affect our results of operations and financial position. Among other effects, such changes could result in future impairments of goodwill, intangible assets and long-lived assets, incremental losses on finance receivables, additional allowances on accounts receivable and deferred tax assets and changes in litigation and other loss contingencies.

Business Segments

Our operations are grouped into two operating segments: Marketplace and Finance. The two operating segments also serve as our reportable business segments. Operations are measured through detailed budgeting and monitoring of contributions to consolidated income by each business segment.

Derivative Instruments and Hedging Activity

We recognize all derivative financial instruments in the consolidated financial statements at fair value in accordance with Accounting Standards Codification ("ASC") 815, *Derivatives and Hedging*. We most recently used interest rate swaps that were designated and qualified as cash flow hedges to manage the variability of cash flows to be paid due to interest rate movements on our variable rate debt. The fair values of the interest rate derivatives are based on quoted market prices for similar instruments from commercial banks. The fair value of the derivatives were recorded in "Other liabilities" on the consolidated balance sheet. Changes in the fair value of the interest rate derivatives designated as cash flow hedges were recorded as a component of "Accumulated other comprehensive income." The earnings impact of the interest rate derivatives designated as cash flow hedges were recorded upon the recognition of the interest related to the hedged debt.

Foreign Currency Translation

The local currency is the functional currency for each of our foreign entities. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at average exchange rates in effect during the year. Assets and liabilities of foreign operations are translated using the exchange rates in effect at year end. Foreign currency transaction gains and losses on intercompany balances are included in the consolidated statements of income within "Other (income) expense, net" and resulted in a gain of $2.9 million for the year ended December 31, 2023, a loss of $2.5 million for the year ended December 31, 2022 and a loss of $3.8 million for the year ended December 31, 2021. Adjustments arising from the translation of net assets located outside the U.S. (gains and losses) are shown as a component of "Accumulated other comprehensive income."

Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. These investments are valued at cost, which approximates fair value.

Restricted Cash

AFC Funding Corporation, a wholly-owned, bankruptcy remote, consolidated, special purpose subsidiary of AFC, is required to maintain a minimum cash reserve of 1 or 3 percent of total receivables sold to the group of bank purchasers as security for the receivables sold. Automotive Finance Canada Inc. ("AFCI") is also required to maintain a minimum cash reserve of 1 or 3 percent of total receivables sold to its securitization facilities. The amount of the cash reserve depends on circumstances which are set forth in the securitization agreements. Such reserves are presented as "Restricted cash" on the consolidated balance sheets.

Receivables

Trade receivables include the unremitted purchase price of vehicles purchased by third parties through our marketplaces, fees to be collected from those buyers and amounts due for services provided by us related to certain consigned vehicles in our possession. The amounts due with respect to the services provided by us related to certain consigned vehicles are generally deducted from the sales proceeds upon the eventual marketplace sale or other disposition of the related vehicles.

Finance receivables include floorplan receivables created by financing dealer purchases of vehicles in exchange for a security interest in those vehicles and special purpose loans. Floorplan receivables become due at the earlier of the dealer subsequently selling the vehicle or a predetermined time period (generally 30 to 90 days). Special purpose loans relate to loans that are either line of credit loans or working capital loans that can be either secured or unsecured based on the facts and circumstances of the specific loans.

Due to the nature of our business, substantially all trade and finance receivables are due from vehicle dealers and commercial sellers. We have possession of vehicles or vehicle titles collateralizing a significant portion of the trade and finance receivables.

Trade receivables are reported net of an allowance for doubtful accounts. The allowance for doubtful accounts is based on management's evaluation of the receivables under current conditions, the aging of the receivables, review of specific collection issues and such other factors which in management's judgment deserve recognition in estimating losses.

We also maintain an allowance for credit losses for estimated losses resulting from the inability of customers to make required payments. AFC's finance receivables represent revolving line of credit arrangements extended to used car dealers and are secured by collateral which is a key credit quality indicator monitored by the Company. Delinquencies and losses are monitored on an ongoing basis and this historical experience provides the primary basis for estimating the allowance which is estimated using a loss-rate method. We estimate the allowance for credit losses using a methodology that first considers historical loss rates calculated using recorded charge-offs and recoveries over a historical period as well as identified potential loss events as the primary quantitative factors. The allowance for credit losses is also based on management's evaluation of the receivables portfolio under current economic conditions, the size of the portfolio, overall portfolio credit quality, review of specific collection matters and such other factors which, in management's judgment, deserve recognition in estimating losses. Specific collection matters can be impacted by the outcome of negotiations, litigation and bankruptcy proceedings with individual customers.

AFC controls credit risk through credit approvals, credit limits, underwriting and collateral management monitoring procedures, including lot audits and holding vehicle titles where permitted. The estimates are based on management's evaluation of many factors, including AFC's historical credit loss experience, the value of the underlying collateral, delinquency trends and economic conditions. The estimates are based on information available as of each reporting date and reflect the expected credit losses over the entire expected term of the receivables. Actual losses may differ from the original estimates due to actual results varying from those assumed in our estimates.

Other Current Assets

Other current assets consist of inventories, prepaid expenses, taxes receivable and other miscellaneous assets. The inventories, which consist of vehicles, supplies and parts, are accounted for on the specific identification method and are stated at the lower of cost or net realizable value.

Goodwill

Goodwill represents the excess of cost over fair value of identifiable net assets of businesses acquired. Goodwill is tested for impairment annually in the second quarter, or more frequently as impairment indicators arise. ASC 350, *Intangibles—Goodwill and Other*, permits an entity to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before applying the goodwill impairment model. If it is determined through the qualitative assessment that a reporting unit's fair value is more likely than not greater than its carrying value, the remaining impairment steps would be unnecessary. The qualitative assessment is optional, allowing companies to go directly to the quantitative assessment. Under the quantitative assessment for goodwill impairment, the fair value of each reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the fair value of that goodwill, not to exceed the carrying amount of goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis.

Customer Relationships and Other Intangible Assets

Customer relationships are amortized on a straight-line basis over the life determined at the time of acquisition. Other intangible assets generally consist of tradenames and computer software, which if amortized, are amortized using the straight-line method over their estimated useful lives. Tradenames with indefinite lives are not amortized. Costs incurred related to software developed or obtained for internal use are capitalized during the application development stage of software development and amortized over their estimated useful lives. The amortization periods of finite-lived intangible assets are re-evaluated periodically when facts and circumstances indicate that revised estimates of useful lives may be warranted. Indefinite-lived tradenames are assessed for impairment, in accordance with ASC 350, annually in the second quarter or more frequently as impairment indicators arise. At the end of each assessment, a determination is made as to whether the tradenames still have an indefinite life.

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method at rates intended to depreciate the costs of assets over their estimated useful lives. Upon retirement or sale of property and equipment, the cost of the disposed assets and related accumulated depreciation is removed from the accounts and any resulting gain or loss is credited or charged to selling, general and administrative expenses. Expenditures for normal repairs and maintenance are charged to expense as incurred. Additions and expenditures for improving or rebuilding existing assets that extend the useful life are capitalized. Leasehold improvements made either at the inception of the lease or during the lease term are amortized over the shorter of their economic lives or the lease term including any renewals that are reasonably assured.

Unamortized Debt Issuance Costs

Debt issuance costs reflect the expenditures incurred in conjunction with term loan debt, the revolving credit facility, the senior notes and the U.S. and Canadian receivables purchase agreements. The debt issuance costs are being amortized to interest expense using the effective interest method or the straight-line method, as applicable, over the lives of the related debt issues. Debt issuance costs are presented as a direct reduction from the carrying amount of the related debt liability.

Other Assets

Other assets consist of investments, deposits, notes receivable, foreign deferred taxes and other long-term assets.

Long-Lived Assets

Management reviews our property and equipment, customer relationships and other intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The determination includes evaluation of factors such as current market value, future asset utilization, business climate and future cash flows expected to result from the use of the related assets. If the carrying amount of a long-lived asset exceeds the total amount of the estimated undiscounted future cash flows from that asset, a loss is recognized in the period to the extent that the carrying amount exceeds the fair value of the asset. The impairment analysis is based on our current business strategy, expected growth rates and estimated future economic and regulatory conditions.

Leases

The Company accounts for leases under ASC 842, *Leases*. We determine if an arrangement is a lease at inception. Operating leases are included in "Operating lease right-of-use assets," "Other accrued expenses" and "Operating lease liabilities" in our consolidated balance sheets. Finance leases are included in "Property and equipment, net," "Other accrued expenses" and "Other liabilities" in our consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. We use the implicit rate when readily determinable. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The operating lease ROU assets also include any lease payments made and exclude lease incentives and initial direct costs incurred. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

We have lease agreements with lease and non-lease components, which are generally accounted for separately. For certain equipment leases, we account for the lease and non-lease components as a single lease component.

Accounts Payable

Accounts payable include amounts due sellers from the proceeds of the sale of their consigned vehicles less any fees, as well as trade payables and outstanding checks to sellers and vendors. Book overdrafts, representing outstanding checks in excess of funds on deposit, are recorded in "Accounts payable" and amounted to $17.9 million and $20.2 million at December 31, 2023 and 2022, respectively.

Self-Insurance Reserves

We self-insure our employee medical benefits, as well as a portion of our automobile, general liability and workers' compensation claims. We have insurance coverage that limits the exposure on individual claims. The cost of the insurance is expensed over the contract periods. We record an accrual for the claims related to our employee medical benefits, automobile, general liability and workers' compensation claims based upon the expected amount of all such claims. Accrued medical benefits and workers' compensation expenses are included in "Accrued employee benefits and compensation expenses" while accrued automobile and general liability expenses are included in "Other accrued expenses."

Environmental Liabilities

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information becomes available. Accruals for environmental liabilities are included in "Other accrued expenses" at undiscounted amounts and exclude claims for recoveries from insurance or other third parties.

Form 10-K

Temporary Equity

The Company records shares of convertible preferred stock at their respective fair values on the date of issuance, net of issuance costs. The convertible preferred stock is recorded outside of stockholders' equity on the consolidated balance sheet because the shares contain liquidation features that are not solely within the Company's control. The Company has elected not to adjust the carrying values of the convertible preferred stock to the liquidation preferences of such shares because of the uncertainty of whether or when such an event would occur. Subsequent adjustments to increase the carrying value to the liquidation preferences will be made only when it becomes probable that such a liquidation event will occur. See Note 15 for a discussion of the convertible preferred stock.

Revenue Recognition

The Company accounts for revenue under ASC 606, *Revenue from Contracts with Customers*, except for AFC interest and fee income, which is described under AFC below. Revenue is recognized when control of the promised goods or services are transferred to customers in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company generates its revenues from contracts with customers. In contracts with multiple performance obligations, the Company identifies each performance obligation and evaluates whether the performance obligations are distinct within the context of the contract at contract inception. Performance obligations that are not distinct at contract inception are combined. The Company allocates the transaction price to each distinct performance obligation proportionately based on the estimated standalone selling price for each performance obligation. The Company then determines how the goods or services are transferred to the customer in order to determine the timing of revenue recognition.

There were no material contract assets, contract liabilities or deferred contract costs recorded on the consolidated balance sheet as of December 31, 2023. For each of our primary revenue streams, cash flows are consistent with the timing of revenue recognition.

For the year ended December 31, 2023, revenue recognized from performance obligations related to prior periods was not material. Revenue expected to be recognized in any future year related to remaining performance obligations, excluding revenue pertaining to contracts that have an original expected duration of one year or less and contracts where revenue is recognized as invoiced, is not material.

Marketplace

The performance obligation contained within the marketplace contracts for sellers is facilitating the remarketing of vehicles, including titling, administration and sale through our marketplaces. The remarketing performance obligation is satisfied at the point in time the vehicle is sold through our marketplaces. The ancillary services contracts include services such as inbound and outbound transportation logistics, reconditioning, vehicle inspection and certification, collateral recovery services and technology solutions. The performance obligations related to these services are subject to separate contracts and are satisfied at the point in time the services are completed.

Contracts with buyers are generally established via purchase through our marketplaces, subject to standard terms and conditions. These contracts contain a single performance obligation, which is satisfied at a point in time when the vehicle is purchased through our marketplaces.

The vehicles sold on our marketplaces generate auction fees from buyers and sellers. The Company generally does not take title to these consigned vehicles and records only its auction fees as revenue ("Auction fees" in the consolidated statement of income (loss)) because it has no influence on the vehicle marketplace selling price agreed to by the seller and the buyer. The Company does not record the gross selling price of the consigned vehicles sold through our marketplaces as revenue. Our buyer fees are typically based on a tiered structure with fees increasing with the sale price of the vehicle, while seller fees are typically fixed. The Company generally enforces its rights to payment for seller transactions through net settlement provisions following the sale of a vehicle. Marketplace services such as inbound and outbound transportation logistics, reconditioning, vehicle inspection and certification, collateral recovery services and technology solutions are generally recognized at the time of service ("Service revenue" in the consolidated statement of income (loss)). The Company also sells vehicles that have been purchased, which represent approximately 1% of the total volume of vehicles sold. For these types of sales, the Company does record the gross selling price of purchased vehicles sold through our marketplaces as revenue ("Purchased vehicle sales" in the consolidated statement of income (loss)) and the gross purchase price of the vehicles as "Cost of services," at the completion of each sale to a third party.

Finance

AFC's revenue ("Finance-related revenue" in the consolidated statement of income (loss)) is comprised of interest and fee income, provision for credit losses and other revenues associated with our finance receivables. The following table summarizes the primary components of AFC's finance-related revenue:

	Year Ended December 31,		
Finance-Related Revenue (in millions)	**2023**	**2022**	**2021**
Interest income	$ 248.4	$ 202.8	$ 139.7
Fee income	183.3	171.9	144.4
Other revenue	12.3	11.0	8.6
Provision for credit losses	(50.6)	(9.8)	(3.5)
	$ 393.4	$ 375.9	$ 289.2

Interest and fee income

Revenues associated with interest and fee income are accounted for in accordance with ASC 310-20, *Nonrefundable Fees and Other Costs,* and therefore are not subject to evaluation under Topic 606. Interest on finance receivables is recognized based on the number of days the vehicle remains financed, adjusted for historical loss rates. Dealers are also charged a fee to floorplan a vehicle ("floorplan fee"), to extend the terms of the receivable ("curtailment fee") and a document processing fee. AFC fee income including floorplan and curtailment fees is recognized over the estimated life of the finance receivable.

Other revenue

Other revenue includes lot check fees, filing fees, lien holder payoff services and other related program fees, each of which are charged to and collected from AFC's customers.

Income Taxes

We file federal, state and foreign income tax returns in accordance with the applicable rules of each jurisdiction. We account for income taxes under the asset and liability method in accordance with ASC 740, *Income Taxes*. The provision for income taxes includes federal, foreign, state and local income taxes payable, as well as deferred taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable amounts in periods in which those temporary differences are expected to be recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Income (Loss) from Continuing Operations per Share

The Company includes participating securities (Series A Preferred Stock) in the computation of income from continuing operations per share pursuant to the two-class method. The two-class method of calculating income from continuing operations per share is an allocation method that calculates earnings per share for common stock and participating securities. Under the two-class method, total dividends provided to the holders of the Series A Preferred Stock and undistributed earnings allocated to participating securities are subtracted from income from continuing operations in determining income attributable to common stockholders.

The effect of stock options and restricted stock on income from continuing operations per share-diluted is determined through the application of the treasury stock method, whereby net proceeds received by the Company based on assumed exercises are hypothetically used to repurchase our common stock at the average market price during the period. Stock options that would have an anti-dilutive effect on income from continuing operations per diluted share, unexercisable market options and PRSUs subject to performance conditions which have not yet been satisfied are excluded from the calculations.

Accounting for Stock-Based Compensation

The Company accounts for stock-based compensation under ASC 718, *Compensation—Stock Compensation*. We recognize all stock-based compensation as expense in the financial statements over the vesting period and that cost is measured as the fair value of the award at the grant date for equity-classified awards. We also recognize the impact of forfeitures as they occur and excess tax benefits and tax deficiencies related to employee stock-based compensation within income tax expense.

New Accounting Standards

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures,* which requires additional income tax disclosures on an annual basis, specifically related to the rate reconciliation and income taxes paid. The amendments are effective for fiscal years beginning after December 15, 2024. Early adoption is permitted and the amendments should be applied on a prospective basis. The Company is currently evaluating the impact the adoption of ASU 2023-09 will have on the consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,* which updates reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 31, 2024. Early adoption is permitted and the amendments should be applied retrospectively to all prior periods presented. The Company is currently evaluating the impact the adoption of ASU 2023-07 will have on the consolidated financial statements and related disclosures.

Note 3—Acquisitions

2023 Acquisition

In December 2023, the Company acquired Manheim Canada from Cox Automotive. The transaction included the Manheim Montreal facility and auction sales, operations and select staff across Manheim Canada. The acquisition advances OPENLANE's digital strategy by adding inventory, buyers, sellers and corresponding data to the OPENLANE Canada digital marketplace.

The purchased assets included property and equipment and customer relationships. Financial results for Manheim Canada have been included in our consolidated financial statements from the date of acquisition.

The purchase price for Manheim Canada was approximately $103.0 million. The acquired assets and assumed liabilities of Manheim Canada were recorded at fair value, including $52.4 million to property and equipment and $18.6 million to intangible assets, representing the fair value of acquired customer relationships, which are being amortized over their expected useful lives. The excess earnings method was used to value the customer relationships. This method requires forward looking estimates to determine fair value, including among other assumptions, forecasted revenue growth and estimated customer attrition rates. The acquisition resulted in $25.9 million of goodwill. The factors contributing to the recognition of goodwill were strategic and synergistic benefits that are expected to be realized from the acquisition. The goodwill is recorded in the Marketplace reportable segment and is expected to be deductible for tax purposes. The financial impact of this acquisition, including pro forma financial results, was immaterial to the Company's consolidated results for the year ended December 31, 2023. Acquisition costs of approximately $2.0 million are included in the consolidated statement of income (loss) within "Selling, general and administrative."

Contingent Payment Related to Prior Year Acquisition

Some of the purchase agreements related to prior year acquisitions have included additional payments over a specified period, including contingent payments based on certain conditions and performance. In 2023, we made a contingent consideration payment related to the Auction Frontier acquisition of $15.0 million. For the year ended December 31, 2023, adjustments to estimated contingent consideration associated with the Auction Frontier acquisition increased contingent consideration and impacted "Other (income) expense, net" by approximately $1.3 million.

2021 Acquisitions

CARWAVE Holdings LLC

In October 2021, the Company acquired CARWAVE Holdings LLC ("CARWAVE"). CARWAVE was an online dealer-to-dealer marketplace featuring certified mechanical inspections, buyer guarantees and a 24/7, direct offer trading format with live buyer bidding. The acquisition was expected to build on the Company's growth in the dealer-to-dealer space, enhance the Company's position in the highly fragmented wholesale used vehicle market and accelerate the Company's overall transformation to a digital marketplace company.

The purchased assets included accounts receivable, other current assets, property and equipment, software, customer relationships and tradenames. Financial results for CARWAVE have been included in our consolidated financial statements from the date of acquisition.

The purchase price for CARWAVE, net of cash acquired, was approximately $442.0 million. The acquired assets and assumed liabilities of CARWAVE were recorded at fair value, including $67.5 million to intangible assets, representing the fair value of acquired customer relationships of $62.5 million, software of $4.6 million and tradenames of $0.4 million, which are amortized over their expected useful lives. The acquired software and tradenames are reported in "Other intangible assets" in the accompanying consolidated balance sheet. The excess earnings method was used to value the customer relationships and the relief from royalty method was used to value the software and tradenames. Both of these methods require forward looking estimates to determine fair value, including among other assumptions, forecasted revenue growth, estimated customer attrition rates and estimated royalty and license rates. The acquisition resulted in $373.4 million of goodwill. The factors contributing to the recognition of goodwill were strategic and synergistic benefits that are expected to be realized from the acquisition. The goodwill is recorded in the Marketplace reportable segment and most of it is expected to be deductible for tax purposes. The financial impact of this acquisition, including pro forma financial results, was immaterial to the Company's consolidated results for the year ended December 31, 2021. Acquisition costs are included in the consolidated statement of income (loss) within "Selling, general and administrative."

Auction Frontier, LLC

In May 2021, the Company acquired Auction Frontier, LLC ("Auction Frontier"). Auction Frontier is the owner and operator of the cloud-based auction simulcast solution Velocicast®. The acquisition is aligned with the Company's strategy, as Velocicast powers ADESA Simulcast and Simulcast+ technologies, as well as other wholesale and retail auctions across North America and Australia.

The purchased assets included accounts receivable, software, customer relationships and tradenames. The purchase agreement also included additional payments contingent on certain terms and conditions. Financial results for Auction Frontier have been included in our consolidated financial statements from the date of acquisition.

The purchase price for Auction Frontier, net of cash acquired, was approximately $92.2 million, which included a net cash payment of $79.8 million and estimated contingent payments with a fair value of $12.4 million based on a probability model (based on Level 3 inputs). The maximum amount of undiscounted contingent payment related to this acquisition could approximate $15.0 million. The acquired assets and assumed liabilities of Auction Frontier were recorded at fair value, including $17.9 million to intangible assets, representing the fair value of acquired customer relationships of $10.0 million, software of $7.6 million and tradenames of $0.3 million, which are being amortized over their expected useful lives. The acquired software and tradenames are reported in "Other intangible assets" in the accompanying consolidated balance sheet. The excess earnings method was used to value the customer relationships and the relief from royalty method was used to value the software and tradenames. Both of these methods require forward looking estimates to determine fair value, including among other assumptions, forecasted revenue growth and estimated royalty and license rates. A probability model, based on the expected retention of significant customers, was used to value the estimated contingent consideration. The acquisition resulted in $73.8 million of goodwill. The factors contributing to the recognition of goodwill were strategic and synergistic benefits that are expected to be realized from the acquisition. The goodwill is recorded in the Marketplace reportable segment and all of it is expected to be deductible for tax purposes. The financial impact of this acquisition, including pro forma financial results, was immaterial to the Company's consolidated results for the year ended December 31, 2021. Acquisition costs are included in the consolidated statement of income (loss) within "Selling, general and administrative."

Form 10-K

Note 4—Sale of ADESA U.S. Physical Auction Business and Discontinued Operations

In February 2022, the Company announced that it had entered into a definitive agreement with Carvana, pursuant to which Carvana would acquire the ADESA U.S. physical auction business from the Company (the "Transaction"). The Transaction was completed in May 2022 for approximately $2.2 billion in cash and included all auction sales, operations and staff at ADESA's U.S. vehicle logistics centers and use of the ADESA.com marketplace in the U.S. The net proceeds received in connection with the Transaction were included in "Net cash provided by investing activities - discontinued operations" in the consolidated statement of cash flow for the year ended December 31, 2022. In connection with the Transaction, the Company and Carvana entered into various agreements to provide a framework for their relationship after the Transaction, including a transition services agreement for a transitional period and a commercial agreement for a term of 7 years that provides for platform and other fees for services rendered. In addition, the Company will continue to own the ADESA tradename and the ADESA U.S. physical auctions will continue to utilize the tradename, which had an indefinite life at the time of the Transaction. The tradename continues to generate cash flows pursuant to the purchase and commercial agreements with Carvana and its affiliates, as Carvana now pays a fee to the Company for use of the tradename for the ADESA U.S. physical auctions for a defined period. For the year ended December 31, 2023, the Company received a net cash inflow from the commercial agreement and transition services agreement of approximately $93.9 million, which includes the transportation services noted below. From the completion of the Transaction through December 31, 2022, the Company received a net cash inflow from the commercial agreement and transition services agreement of approximately $57.4 million.

The Company provided transportation services of $60.3 million, $73.6 million and $80.3 million to the ADESA U.S. physical auctions for the years ended December 31, 2023, 2022 and 2021, respectively. The transportation amount noted for 2022 includes transactions before and after the sale.

The financial results of the ADESA U.S. physical auction business have been accounted for as discontinued operations for all periods presented. The business was formerly included in the Company's Marketplace reportable segment. Goodwill was allocated to the ADESA U.S. physical auctions based on relative fair value. Discontinued operations included transaction costs of approximately $37.1 million for the year ended December 31, 2022, in connection with the Transaction. These costs consisted of consulting and professional fees associated with the Transaction. The Transaction resulted in a pretax gain on disposal of approximately $521.8 million or the year ended December 31, 2022. The effective tax rate for discontinued operations was approximately 60% primarily due to non-deductible goodwill recognized in the Transaction.

The following table presents the results of operations for the ADESA U.S. physical auction business that have been reclassified to discontinued operations for all periods presented *(in millions)*:

	Year Ended December 31,		
	2023	**2022**	**2021**
Operating revenues	$ —	$ 305.9	$ 881.3
Operating expenses			
Cost of services (exclusive of depreciation and amortization)	—	224.9	582.4
Selling, general and administrative	—	67.8	148.7
Depreciation and amortization	—	11.2	73.0
Total operating expenses	—	303.9	804.1
Operating profit	—	2.0	77.2
Interest expense	—	0.1	0.9
Other (income) expense, net	—	(8.4)	(11.0)
Income from discontinued operations before gain on disposal and income taxes	—	10.3	87.3
Pretax gain on disposal of discontinued operations	—	521.8	—
Income taxes	(0.7)	319.5	20.0
Income from discontinued operations	$ 0.7	$ 212.6	$ 67.3

Form 10-K

The following table summarizes the major classes of assets and liabilities of the ADESA U.S. physical auction business that were classified as discontinued operations for the period presented *(in millions)*:

	May 8, 2022
Assets	
Cash and cash equivalents	$ 68.6
Trade receivables, net of allowances	206.3
Inventory	15.5
Other current assets	9.3
Current assets of discontinued operations	299.7
Goodwill	1,099.7
Customer relationships, net of accumulated amortization	81.4
Other intangible assets, net of accumulated amortization	30.7
Operating lease right-of-use assets	223.7
Property and equipment, net of accumulated depreciation	440.1
Other assets	2.4
Non-current assets of discontinued operations	1,878.0
Total assets of discontinued operations	$ 2,177.7
Liabilities	
Accounts payable	$ 249.5
Accrued employee benefits and compensation expenses	10.2
Other accrued expenses	28.2
Current portion of operating lease liabilities	27.7
Current liabilities of discontinued operations	315.6
Operating lease liabilities	216.8
Other liabilities	2.0
Non-current liabilities of discontinued operations	218.8
Total liabilities of discontinued operations	$ 534.4

Note 5—Stock and Stock-Based Compensation Plans

Our stock-based compensation expense has included expense associated with service-based options ("service options"), market-based options ("market options"), performance-based restricted stock units ("PRSUs") and service-based restricted stock units ("RSUs"). We have determined that the service options, market options, PRSUs and RSUs should be classified as equity awards. In addition, holders of some of these awards received an equivalent number of PRSUs, RSUs and options in IAA as they had in KAR at June 28, 2019. These awards were scheduled to vest over the period from February 2020 to March 2022.

In connection with the sale of the ADESA U.S. physical auction business, the ADESA U.S. employees terminated from the Company and became employees of Carvana. For those employees with stock-based compensation awards, all unvested options were forfeited, most of the unvested RSUs were forfeited and unvested PRSUs received pro-rated vesting based on tenure over the measurement periods and achievement of performance. The stock-based compensation expense and adjustments for these awards were recorded as "Selling, general and administrative" within discontinued operations.

The compensation cost that was charged against income for all stock-based compensation plans was $16.5 million, $16.6 million and $13.2 million for the years ended December 31, 2023, 2022 and 2021, respectively, and the total income tax benefit recognized in the consolidated statement of income (loss) for options, PRSUs and RSUs was approximately $2.2 million, $1.5 million and $1.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. We did not capitalize any stock-based compensation cost in the years ended December 31, 2023, 2022 or 2021.

The following table summarizes our stock-based compensation expense by type of award *(in millions)*:

	Year Ended December 31,					
	2023		**2022**		**2021**	
PRSUs	$	**4.1**	$	3.4	$	1.6
RSUs		**9.0**		8.0		5.0
Service options		**0.7**		0.9		1.0
Market options		**2.7**		4.3		5.6
Total stock-based compensation expense	$	**16.5**	$	16.6	$	13.2

KAR Auction Services, Inc. Amended and Restated 2009 Omnibus Stock and Incentive Plan - PRSUs, RSUs, Service Options and Market Options

The KAR Auction Services, Inc. Amended and Restated 2009 Omnibus Stock and Incentive Plan ("Omnibus Plan") is intended to provide equity and/or cash-based awards to our executive officers and key employees. The maximum number of shares of the Company's common stock that may be issued pursuant to awards under the Omnibus Plan is approximately 7.3 million, of which approximately 2.8 million shares remained available for future grants as of December 31, 2023. The Omnibus Plan provides for the grant of stock options, restricted stock, stock appreciation rights, other stock-based awards and cash-based awards. The grants described below were made pursuant to the Company's Policy on Granting Equity Awards.

PRSUs

In the years ended December 31, 2023, 2022 and 2021 we granted a target amount of approximately 0.5 million, 0.5 million and 0.7 million, respectively, PRSUs to certain executive officers of the Company. Three quarters of the PRSUs granted in 2023 vest if and to the extent that the Company's cumulative Adjusted EBITDA ("Adjusted EBITDA PRSUs") attains certain specified goals over three years. The other one quarter of the PRSUs granted in 2023 vest if and to the extent that the Company's total shareholder return over three years relative to that of companies within the S&P SmallCap 600 ("TSR PRSUs") exceeds certain levels.

The PRSUs granted in 2022 were set to vest if and to the extent that the Company's cumulative operating adjusted net income per share attains certain specified goals over three years. Following the Transaction, in September 2022 the performance targets and the related award agreements for the 2022 PRSUs were amended to modify the performance metric from operating adjusted net income per share to Adjusted EBITDA. The modification of the 2022 PRSUs affected 13 participants and there was no incremental compensation cost resulting from the modification.

Approximately 0.5 million of the PRSUs granted in 2021 vest if and to the extent that the Company's cumulative operating adjusted net income per share attains certain specified goals over three years. Approximately 0.2 million of the PRSUs granted in 2021 vest if and to the extent that certain operational goals are attained by year-end 2023 or 2024.

In 2023, the weighted average grant date fair value of the Adjusted EBITDA PRSUs was $14.25 per share, which was determined using the closing price of the Company's common stock on the dates of grant. Additionally in 2023, the weighted average grant date fair value of the TSR PRSUs was $21.62 per share and was developed with Monte Carlo simulations using a multivariate Geometric Brownian Motion. The weighted average grant date fair value of the PRSUs was $18.46 per share and $15.37 per share in 2022 and 2021, respectively, which was determined using the closing price of the Company's common stock on the dates of grant. Dividend equivalents accrue on the PRSUs, as applicable, and are subject to the same vesting and forfeiture terms as the PRSUs.

The following table summarizes PRSU activity, including dividend equivalents, under the Omnibus Plan for the year ended December 31, 2023:

Performance-Based Restricted Stock Units	Number		Weighted Average Grant Date Fair Value
PRSUs at January 1, 2023	1,456,736	$	18.24
Granted	540,752		16.09
Vested	—		N/A
Forfeited	(418,893)		22.25
PRSUs at December 31, 2023	1,578,595	$	16.44

The fair value of shares that vested during the years ended December 31, 2023, 2022 and 2021 was $0.0 million, $2.1 million and $2.7 million, respectively. As of December 31, 2023, an estimated $5.3 million of unrecognized compensation expense related to non-vested PRSUs is expected to be recognized over a weighted average term of approximately 1.6 years.

RSUs

In the years ended December 31, 2023, 2022 and 2021, approximately 0.6 million, 1.2 million and 0.5 million RSUs were granted to certain executive officers and management members of the Company. The RSUs are contingent upon continued employment and generally vest in three equal annual installments. The fair value of RSUs is the value of the Company's common stock at the date of grant and the weighted average grant date fair value of the RSUs was $14.19 per share, $14.82 per share and $13.93 per share in 2023, 2022 and 2021, respectively. Dividend equivalents accrue on the RSUs, as applicable, and are subject to the same vesting and forfeiture terms as the RSUs.

The following table summarizes RSU activity, including dividend equivalents, under the Omnibus Plan for the year ended December 31, 2023:

Restricted Stock Units	Number		Weighted Average Grant Date Fair Value
RSUs at January 1, 2023	1,365,882	$	14.88
Granted	606,728		14.19
Vested	(544,191)		15.56
Forfeited	(78,543)		15.23
RSUs at December 31, 2023	1,349,876	$	14.27

The fair value of shares that vested during the years ended December 31, 2023, 2022 and 2021 was $8.0 million, $5.3 million and $3.8 million, respectively. As of December 31, 2023, there was approximately $10.6 million of unrecognized compensation expense related to non-vested RSUs which is expected to be recognized over a weighted average term of 1.6 years.

Service Options

For the years ended December 31, 2023 and 2021, we granted approximately 0.1 million and 1.1 million service options, respectively, with a weighted average exercise price of $14.83 per share and $16.15 per share, respectively, to certain executive officers of the Company. The service options have a life of ten years and vest in equal annual installments on each of the first four anniversaries of the grant dates.

Service options have been accounted for as equity awards and, as such, compensation expense was measured based on the fair value of the award at the date of grant and is being recognized ratably over the service periods of four years. The weighted average fair value of the service options granted was $7.14 per share and $3.98 per share for the years ended December 31, 2023 and 2021, respectively. The fair value of the service options granted in 2023 was estimated on the date of grant using the Black-Scholes option pricing model with an expected life of 6.25 years, an expected volatility of 44.31%, an expected dividend yield of 0.0% and a weighted average risk-free interest rate of 3.38%. The fair values of the service options granted in 2021

Form 10-K

were estimated on the dates of grant using the Black-Scholes option pricing model with an expected life of 6.25 years, a weighted average expected volatility of 36.55%, a weighted average expected dividend yield of 3.8% and a weighted average risk free interest rate of 1.06%.

The expected life of the service options was calculated in accordance with Staff Accounting Bulletin No. 107, which allows for the use of a simplified method. Under the simplified method, the expected life is based on the midpoint of the average time to vest and the full contractual term of the time-vested options. The computation of expected volatility was based on historical stock volatility. The expected dividend yield is based upon an anticipated return to historical dividends during the life of the time-vested options. The risk free interest rate is based upon observed interest rates appropriate for the term of the options.

The following table summarizes service option activity under the Omnibus Plan for the year ended December 31, 2023:

Service Options	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2023	1,286,097	$ 14.71		
Granted	53,222	14.83		
Exercised	(156,752)	11.31		
Forfeited	—	N/A		
Canceled	(19,293)	14.05		
Outstanding at December 31, 2023	1,163,274	$ 15.18	6.1 years	$ 1.1
Exercisable at December 31, 2023	665,409	$ 14.64	5.0 years	$ 0.9

The intrinsic value presented in the table above represents the amount by which the market value of the underlying stock exceeds the exercise price of the option at December 31, 2023. The intrinsic value changes continuously based on the fair value of our stock. The market value is based on the Company's closing stock price of $14.81 on December 31, 2023. The total intrinsic value of service options exercised during the years ended December 31, 2023, 2022 and 2021 was $0.5 million, $0.5 million and $0.5 million, respectively. The fair market value of all vested and exercisable service options at December 31, 2023 and 2022 was $9.9 million and $8.1 million, respectively. As of December 31, 2023, there was approximately $1.3 million of unrecognized compensation expense related to non-vested service options which is expected to be recognized over a weighted average term of 2.0 years.

Market Options

For the years ended December 31, 2023 and 2021, we granted approximately 0.2 million and 4.3 million market options, respectively, with a weighted average exercise price of $14.83 per share and $16.15 per share, respectively, to certain executive officers of the Company. The market options have a life of ten years and have a service component along with an additional market component. The market options become eligible to vest and become exercisable in equal increments, each upon the later to occur of (i) the first four anniversaries of the grant dates, respectively, and (ii) for each respective 25% increment, the attainment of the Company's closing stock price at or above $5, $10, $15 and $20 over each respective exercise price, for 20 consecutive trading days.

The weighted average fair value of the market options granted for the years ended December 31, 2023 and 2021 was $6.91 per share and $3.91 per share, respectively. The fair value and requisite service period of the market options was developed with a Monte Carlo simulation using a multivariate Geometric Brownian Motion with a drift equal to the risk free rate.

Form 10-K

The following table summarizes market option activity under the Omnibus Plan for the year ended December 31, 2023:

Market Options	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2023	3,557,134	$ 16.09		
Granted	212,886	14.83		
Exercised	—	N/A		
Forfeited	—	N/A		
Canceled	—	N/A		
Outstanding at December 31, 2023	3,770,020	$ 16.02	7.5 years	$ 1.5
Exercisable at December 31, 2023	—	N/A	N/A	N/A

The intrinsic value presented in the table above represents the amount by which the market value of the underlying stock exceeds the exercise price of the option at December 31, 2023. The intrinsic value changes continuously based on the fair value of our stock. The market value is based on the Company's closing stock price of $14.81 on December 31, 2023. As of December 31, 2023, there was approximately $2.7 million of unrecognized compensation expense related to non-vested market options which is expected to be recognized over a weighted average term of 2.5 years.

KAR Auction Services, Inc. Employee Stock Purchase Plan

We adopted the KAR Auction Services, Inc. Employee Stock Purchase Plan ("ESPP") in December 2009. The ESPP, which was approved by our stockholders, is designed to provide an incentive to attract, retain and reward eligible employees and is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended. A maximum of 2,500,000 shares of our common stock have been reserved for issuance under the ESPP, of which 933,673 shares remained available for future ESPP purchases as of December 31, 2023. The ESPP provides for one month offering periods with a 15% discount from the fair market value of a share on the date of purchase. A participant's annual contribution to the ESPP may not exceed $25,000 per year. Unless terminated earlier, the ESPP will terminate on December 31, 2028. In accordance with ASC 718, *Compensation—Stock Compensation*, the entire 15% purchase discount is recorded as compensation expense.

Share Repurchase Program

In October 2019, the board of directors authorized a repurchase of up to $300 million of the Company's outstanding common stock, par value $0.01 per share. Since October 2019, the share repurchase program has been amended from time-to-time through subsequent approvals by the board of directors. These amendments have served to increase the size of the share repurchase program and extend its maturity date through December 31, 2024. At December 31, 2023, approximately $125.0 million of the Company's outstanding common stock remained available for repurchase under the 2019 share repurchase program. Repurchases may be made in the open market or through privately negotiated transactions, in accordance with applicable securities laws and regulations, including pursuant to repurchase plans designed to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The timing and amount of any repurchases is subject to market and other conditions. This program does not oblige the Company to repurchase any dollar amount or any number of shares under the authorization, and the program may be suspended, discontinued or modified at any time, for any reason and without notice. In 2023, 2022 and 2021, we repurchased and retired 1,438,859 shares, 12,649,722 shares and 10,847,800 shares of common stock, respectively, in the open market at a weighted average price of $15.43 per share, $14.39 per share and $16.66 per share, respectively.

Form 10-K

Note 6—Income (Loss) from Continuing Operations Per Share

The following table sets forth the computation of income (loss) from continuing operations per share *(in millions except per share amounts)*:

	Year Ended December 31,		
	2023	2022	2021
Income (loss) from continuing operations	$ (154.8)	$ 28.6	$ (0.8)
Series A Preferred Stock dividends	(44.4)	(43.8)	(41.1)
(Income) loss from continuing operations attributable to participating securities	—	3.6	9.0
Income (loss) from continuing operations attributable to common stockholders	$ (199.2)	$ (11.6)	$ (32.9)
Weighted average common shares outstanding	109.1	116.3	123.0
Effect of dilutive stock options and restricted stock awards	—	—	—
Weighted average common shares outstanding and potential common shares	109.1	116.3	123.0
Income (loss) from continuing operations per share			
Basic	$ (1.83)	$ (0.10)	$ (0.27)
Diluted	$ (1.83)	$ (0.10)	$ (0.27)

The Company includes participating securities (Series A Preferred Stock) in the computation of income from continuing operations per share pursuant to the two-class method. The two-class method of calculating income from continuing operations per share is an allocation method that calculates earnings per share for common stock and participating securities. Under the two-class method, total dividends provided to the holders of the Series A Preferred Stock and undistributed earnings allocated to participating securities are subtracted from income from continuing operations in determining income attributable to common stockholders.

The effect of stock options and restricted stock on income from continuing operations per share-diluted is determined through the application of the treasury stock method, whereby net proceeds received by the Company based on assumed exercises are hypothetically used to repurchase our common stock at the average market price during the period. Stock options that would have an anti-dilutive effect on income from continuing operations per diluted share, unexercisable market options and PRSUs subject to performance conditions which have not yet been satisfied are excluded from the calculations. In accordance with U.S. GAAP, no potential common shares were included in the computation of diluted income from continuing operations per share for the years ended December 31, 2023, 2022 and 2021, because to do so would have been anti-dilutive based on the period undistributed loss from continuing operations. Total options outstanding at December 31, 2023, 2022 and 2021 were 4.9 million, 4.8 million and 5.8 million, respectively.

Note 7—Allowance for Credit Losses and Doubtful Accounts

The following is a summary of the changes in the allowance for credit losses related to finance receivables *(in millions)*:

	Year Ended December 31,		
	2023	2022	2021
Allowance for Credit Losses			
Balance at beginning of period	$ 21.5	$ 23.0	$ 22.0
Provision for credit losses	50.6	9.8	3.5
Recoveries	8.9	9.0	12.6
Less charge-offs	(58.1)	(20.1)	(15.1)
Other	0.1	(0.2)	—
Balance at end of period	$ 23.0	$ 21.5	$ 23.0

Form 10-K

AFC's allowance for credit losses includes estimated losses for finance receivables currently held on the balance sheet of AFC and its subsidiaries.

The following is a summary of changes in the allowance for doubtful accounts related to trade receivables (*in millions*):

	Year Ended December 31,		
	2023	2022	2021
Allowance for Doubtful Accounts			
Balance at beginning of period	$ 15.8	$ 9.5	$ 7.1
Provision for credit losses	8.6	8.8	3.7
Less net charge-offs	(14.5)	(2.5)	(1.3)
Balance at end of period	$ 9.9	$ 15.8	$ 9.5

Recoveries of trade receivables were netted with charge-offs, as they were not material. Changes in the Canadian dollar exchange rate did not have a material effect on the allowance for doubtful accounts.

Note 8—Finance Receivables and Obligations Collateralized by Finance Receivables

AFC sells the majority of its U.S. dollar denominated finance receivables on a revolving basis and without recourse to a wholly-owned, bankruptcy remote, consolidated, special purpose subsidiary ("AFC Funding Corporation"), established for the purpose of purchasing AFC's finance receivables. A securitization agreement allows for the revolving sale by AFC Funding Corporation to a group of bank purchasers of undivided interests in certain finance receivables subject to committed liquidity. AFC Funding Corporation had committed liquidity of $2.0 billion for U.S. finance receivables at December 31, 2023.

In September 2022, AFC and AFC Funding Corporation entered into the Tenth Amended and Restated Receivables Purchase Agreement (the "Receivables Purchase Agreement"). The Receivables Purchase Agreement increased AFC Funding's U.S. committed liquidity from $1.70 billion to $2.0 billion and extended the facility's maturity date from January 31, 2024 to January 31, 2026. In addition, the discount rate is now based on the SOFR reference rate, provisions designed to provide additional lending and operational flexibility were modified or added and provisions providing for a mechanism for determining an alternative rate of interest were modified. We capitalized approximately $10.5 million of costs in connection with the Receivables Purchase Agreement.

We also have an agreement for the securitization of AFCI's receivables. AFCI's committed facility is provided through a third-party conduit (separate from the U.S. facility) and was C$300 million on December 31, 2023. In March 2023, AFCI entered into the Receivables Purchase Agreement (the "Canadian Receivables Purchase Agreement"). The Canadian Receivables Purchase Agreement increased AFCI's committed liquidity from C$225 million to C$300 million and the facility's maturity date remains January 31, 2026. In addition, provisions providing a mechanism for determining alternative rates of interest were added. We capitalized approximately $0.6 million of costs in connection with the Canadian Receivables Purchase Agreement. The receivables sold pursuant to both the U.S. and Canadian securitization agreements are accounted for as secured borrowings.

In September 2022, AFCI entered into the Sixth Amended and Restated Receivables Purchase Agreement (the "Canadian Sixth Receivables Purchase Agreement"). The Canadian Sixth Receivables Purchase Agreement extended the facility's maturity. In addition, provisions designed to provide additional lending and operational flexibility were modified or added. We capitalized approximately $1.1 million of costs in connection with the Canadian Sixth Receivables Purchase Agreement.

Form 10-K

The following tables present quantitative information about delinquencies, credit loss charge-offs less recoveries ("net credit losses") and components of securitized financial assets and other related assets managed. For purposes of this illustration, delinquent receivables are defined as receivables 31 days or more past due.

| (in millions) | December 31, 2023 | | Net Credit Losses During 2023 |
| | Total Amount of: | | |
	Receivables	Receivables Delinquent	
Floorplan receivables	$ 2,301.4	$ 23.7	$ 49.2
Other loans	3.6	—	—
Total receivables managed	$ 2,305.0	$ 23.7	$ 49.2

| (in millions) | December 31, 2022 | | Net Credit Losses During 2022 |
| | Total Amount of: | | |
	Receivables	Receivables Delinquent	
Floorplan receivables	$ 2,409.9	$ 17.5	$ 11.1
Other loans	6.7	—	—
Total receivables managed	$ 2,416.6	$ 17.5	$ 11.1

AFC's allowance for losses was $23.0 million and $21.5 million at December 31, 2023 and 2022, respectively.

As of December 31, 2023 and 2022, $2,296.4 million and $2,396.6 million, respectively, of finance receivables and a cash reserve of 1 or 3 percent of the obligations collateralized by finance receivables served as security for the obligations collateralized by finance receivables. The amount of the cash reserve depends on circumstances which are set forth in the securitization agreements. Obligations collateralized by finance receivables consisted of the following:

| | December 31, | |
	2023	2022
Obligations collateralized by finance receivables, gross	$ 1,645.4	$ 1,697.0
Unamortized securitization issuance costs	(13.5)	(19.4)
Obligations collateralized by finance receivables	$ 1,631.9	$ 1,677.6

Proceeds from the revolving sale of receivables to the bank facilities are used to fund new loans to customers. AFC, AFC Funding Corporation and AFCI must maintain certain financial covenants including, among others, limits on the amount of debt AFC and AFCI can incur, minimum levels of tangible net worth, and other covenants tied to the performance of the finance receivables portfolio. The securitization agreements also incorporate the financial covenants of our Previous Credit Agreement. At December 31, 2023, we were in compliance with the covenants in the securitization agreements.

Form 10-K

Note 9—Goodwill and Other Intangible Assets

Goodwill consisted of the following (*in millions*):

	Marketplace	Finance	Total
Balance at December 31, 2021 [(1)(2)]	$ 1,357.1	$ 240.9	$ 1,598.0
Decrease for disposition activity	(119.2)	—	(119.2)
Foreign currency	(14.3)	—	(14.3)
Balance at December 31, 2022 [(1)(2)]	$ 1,223.6	$ 240.9	$ 1,464.5
Increase for acquisition activity	25.9	—	25.9
Impairment	(225.3)	—	(225.3)
Foreign currency	6.1	—	6.1
Balance at December 31, 2023 [(1)(2)]	**$ 1,030.3**	**$ 240.9**	**$ 1,271.2**

[(1)] Marketplace amounts are net of accumulated goodwill impairment charges of $250.8 million, $25.5 million and $25.5 million at December 31, 2023, 2022 and 2021, respectively.

[(2)] Finance amounts are net of accumulated goodwill impairment charges of $161.5 million at December 31, 2023, 2022 and 2021.

Goodwill represents the excess cost over fair value of identifiable net assets of businesses acquired. Goodwill decreased in 2023 primarily as a result of impairment in a few of our reporting units (see discussion below), partially offset by goodwill recognized for acquisition activity. Goodwill decreased in 2022 primarily as a result of the sale of the ADESA U.S. physical auction business, as well as foreign currency changes. As a result of the sale of the ADESA U.S. physical auction business in 2022, we allocated approximately $1.1 billion of goodwill related to the ADESA Auctions operating segment to the disposal group in connection with the disposition of ADESA U.S. The goodwill was initially allocated to the disposal group at the held-for-sale date, and updated at the sale date, based on the relative fair value of ADESA U.S. compared to the fair value of the remainder of the operating segment at both dates, respectively.

The Company tests goodwill for impairment at the reporting unit level annually during the second quarter, or more frequently if events or changes in circumstances indicate that impairment may exist. When performing the impairment assessment, the fair value of the Company's reporting units are estimated using the expected present value of future cash flows (Level 3 inputs).

As part of this annual process, in the second quarter of 2023 the Company updated its forecasts for all of its reporting units, including an updated estimate for near-term and long-term revenue growth rates reflecting a slower overall recovery in vehicle volumes. Discount rates and other cash flow assumptions used in the valuations were also adjusted. As a result of this impairment assessment, it was determined that the fair value was lower than the carrying value for our U.S. Dealer-to-Dealer and Europe reporting units (both within the Marketplace segment). Accordingly, the Company recorded non-cash goodwill impairment charges totaling $218.9 million related to our U.S. Dealer-to-Dealer reporting unit and $6.4 million related to our Europe reporting unit. The goodwill impairment charge related to our U.S. Dealer-to-Dealer reporting unit relates to tax deductible goodwill, and as such the impairment resulted in a deferred tax benefit of $52.5 million. The goodwill impairment related to our U.S. Dealer-to-Dealer reporting unit was primarily driven by lower near-term and long-term revenue growth associated with a slower overall recovery in vehicle volumes. The goodwill impairment related to our Europe reporting unit was driven by combining two previously separate reporting units (ADESA U.K. and ADESA Europe) into a single reporting unit. Including ADESA U.K. in the reporting unit resulted in a reduction in the overall fair value of the combined reporting unit, resulting in an impairment charge. Goodwill impairment was not identified in any other reporting unit in the second quarter of 2023. The impairment charges were reported as a component of "Goodwill and other intangibles impairment" in the consolidated statements of income.

As a result of the second quarter 2023 impairment charges, the carrying value of the U.S. Dealer-to-Dealer and Europe reporting units now approximate fair value. As of December 31, 2023, the remaining carrying value of goodwill related to the U.S. Dealer-to-Dealer and Europe reporting units was $87.3 million and $120.8 million, respectively.

Form 10-K

The deferred tax benefits of $52.5 million and $6.5 million associated with the goodwill and tradename impairments, respectively, resulted in the U.S. being in a net deferred tax asset position. Due to the three-year cumulative loss related to U.S. operations, we recorded a $36.4 million valuation allowance against the U.S. net deferred tax asset at December 31, 2023.

No impairment was identified 2022. Following the sale of ADESA U.S., the Company made certain changes to its reporting structure within the Marketplace segment and realigned its reporting units as of November 30, 2022. This change required goodwill in the Marketplace segment to be allocated to the new reporting units based on their relative fair value. The Company tested goodwill of the new reporting units for impairment both before and following the change in reporting unit structure as of November 30, 2022, by comparing the fair values of the reporting units to their carrying values and no impairment was identified.

A summary of customer relationships is as follows (*in millions*):

	Useful Lives (in years)	December 31, 2023			December 31, 2022		
		Gross Carrying Amount	Accumulated Amortization	Carrying Value	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Customer relationships	5 - 19	$ 574.6	$ (438.5)	$ 136.1	$ 553.2	$ (417.3)	$ 135.9

The increase in customer relationships in 2023 was primarily related to the Manheim Canada acquisition, partially offset by the amortization of existing customer relationships. The decrease in customer relationships in 2022 was primarily related to the amortization of existing customer relationships.

A summary of other intangibles is as follows (*in millions*):

	Useful Lives (in years)	December 31, 2023			December 31, 2022		
		Gross Carrying Amount	Accumulated Amortization	Carrying Value	Gross Carrying Amount	Accumulated Amortization	Carrying Value
Tradenames	1 - Indefinite	$ 123.2	$ (27.9)	$ 95.3	$ 148.6	$ (15.2)	$ 133.4
Computer software & technology	3 - 13	533.7	(447.5)	86.2	488.7	(390.8)	97.9
Total		$ 656.9	$ (475.4)	$ 181.5	$ 637.3	$ (406.0)	$ 231.3

Other intangibles decreased in 2023 and 2022 primarily as a result of the amortization of existing intangibles, partially offset by computer software additions. The 2023 balance was also impacted by the ADESA tradename impairment and subsequent amortization taken (see discussion below). The carrying amount of tradenames with an indefinite life was approximately $8.7 million and $131.5 million at December 31, 2023 and 2022, respectively.

The second quarter 2023 announcement of the rebrand to an OPENLANE branded marketplace from the ADESA branded marketplaces served as a triggering event requiring a re-evaluation of the useful life and impairment of the ADESA tradename. As such, the Company evaluated the $122.8 million carrying amount of its indefinite-lived ADESA tradename, resulting in a non-cash impairment charge totaling $25.5 million in the second quarter of 2023 and associated deferred tax benefit of $6.5 million (within the Marketplace segment). The impairment charge was reported as a component of "Goodwill and other intangibles impairment" in the consolidated statements of income. The ADESA tradename is expected to continue to generate cash flows pursuant to the purchase and commercial agreements with Carvana and its affiliates for a defined period. The fair value of the ADESA tradename was estimated using the royalty savings method (Level 3 inputs). Furthermore, as a result of the rebrand to OPENLANE, the ADESA tradename is no longer deemed to have an indefinite life and its remaining carrying amount of $97.3 million is being amortized over a remaining useful life of approximately 6 years.

Amortization expense for customer relationships and other intangibles was $87.7 million, $83.6 million and $89.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. Estimated amortization expense on existing intangible assets for the next five years is $70.4 million for 2024, $54.1 million for 2025, $38.2 million for 2026, $31.7 million for 2027 and $31.6 million for 2028.

Form 10-K

Note 10—Property and Equipment

Property and equipment consisted of the following (*in millions*):

	Useful Lives (in years)	December 31, 2023	December 31, 2022
Land		$ 84.8	$ 40.1
Buildings	5 - 40	54.6	46.0
Land improvements	5 - 20	32.6	33.2
Building and leasehold improvements	3 - 33	38.3	37.0
Furniture, fixtures and equipment	1 - 15	130.0	143.6
Vehicles	3 - 10	14.9	16.0
Construction in progress		1.8	5.4
		357.0	321.3
Accumulated depreciation		(187.2)	(197.7)
Property and equipment, net		$ 169.8	$ 123.6

Depreciation expense for the years ended December 31, 2023, 2022 and 2021 was $13.8 million, $16.6 million and $20.0 million, respectively.

Note 11—Self-Insurance and Retained Loss Reserves

We self-insure our employee medical benefits, as well as a portion of our automobile, general liability and workers' compensation claims. We have insurance coverage that limits the exposure on individual claims. The cost of the insurance is expensed over the contract periods. Utilizing historical claims experience, we record an accrual for the claims based upon the expected amount of all such claims, which includes the cost of claims that have been incurred but not reported. Accrued medical benefits and workers' compensation expenses are included in "Accrued employee benefits and compensation expenses" while accrued automobile and general liability expenses are included in "Other accrued expenses."

The following is a summary of the changes in the reserves for self-insurance and the retained losses (*in millions*):

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Balance at beginning of period	$ 12.5	$ 10.4	$ 10.0
Net payments	(33.7)	(27.8)	(33.5)
Expense	28.4	29.9	33.9
Balance at end of period	$ 7.2	$ 12.5	$ 10.4

Individual stop-loss coverage for medical benefits was $0.5 million in 2023, 2022 and 2021. There was no aggregate policy limit for medical benefits for the Company in the last three years. The retention for automobile and general liability claims was $1.0 million per occurrence and the retention for workers' compensation claims was $0.5 million per occurrence with a $1.0 million corridor deductible in the 2023, 2022 and 2021 policy years. Once the $1.0 million corridor deductible is met for workers' compensation claims, the deductible reverts back to $0.5 million per occurrence. These retentions were aggregated for workers' compensation, automobile and general liability claims at approximately $28.5 million in 2022 and 2021. If these aggregates were met, the insurance company would have paid the next $7.5 million. In 2023, the aggregate limit of the general liability primary policy was $3.0 million. After the aggregate limit of the general liability primary policy has been exhausted, the excess layers will respond subject to each policies terms and conditions.

Note 12—Long-Term Debt

Long-term debt consisted of the following *(in millions)*:

	Interest Rate*		Maturity	December 31,	
				2023	2022
Revolving Credit Facility	Adjusted Term SOFR	+ 2.25%	June 23, 2028	$ 137.0	$ —
Previous Revolving Credit Facility	Adjusted LIBOR	+ 1.75%	September 19, 2024	—	145.0
Senior notes		5.125%	June 1, 2025	210.0	350.0
European lines of credit	Euribor	+ 1.25%	Repayable upon demand	17.6	3.7
Total debt				364.6	498.7
Unamortized debt issuance costs/discounts				(7.6)	(4.7)
Current portion of long-term debt				(154.6)	(288.7)
Long-term debt				$ 202.4	$ 205.3

*The interest rates presented in the table above represent the rates in place at December 31, 2023. The weighted average interest rate on our variable rate debt was 8.78% and 6.54% at December 31, 2023 and 2022, respectively.

Credit Facilities

On June 23, 2023, we entered into the Credit Agreement, which replaces the Previous Credit Agreement, and provides for, among other things, the $325 million Revolving Credit Facility. As a result of replacing the Previous Revolving Credit Facility, we incurred a non-cash loss on the extinguishment of debt of $0.4 million in the second quarter of 2023. The loss was the result of the write-off of unamortized debt issuance costs associated with lenders that are not participating in the Revolving Credit Facility. We capitalized approximately $6.2 million of debt issuance costs in connection with the Credit Agreement.

In May 2022, the Company prepaid the $926.2 million outstanding balance on Term Loan B-6 (part of the Previous Credit Agreement) with proceeds from the Transaction. As a result of the prepayment, we incurred a non-cash loss on the extinguishment of debt of $7.7 million in the second quarter of 2022. The loss was primarily a result of the write-off of unamortized debt issuance costs/discounts associated with Term Loan B-6.

The Revolving Credit Facility is available for letters of credit, working capital, permitted acquisitions and general corporate purposes. The Revolving Credit Facility also includes a $65 million sub-limit for the issuance of letters of credit and a $60 million sub-limit for swingline loans.

The obligations of the Company under the Revolving Credit Facility are guaranteed by certain of our domestic subsidiaries (the "Subsidiary Guarantors") and are secured by substantially all of the assets of the Company and the Subsidiary Guarantors, including but not limited to: (a) pledges of and first priority security interests in 100% of the equity interests of certain of the Company's and the Subsidiary Guarantors' domestic subsidiaries and 65% of the equity interests of certain of the Company's and the Subsidiary Guarantors' first tier foreign subsidiaries and (b) first priority security interests in substantially all other assets of the Company and each Subsidiary Guarantor, subject to certain exceptions. The Credit Agreement contains affirmative and negative covenants that we believe are usual and customary for a senior secured credit agreement. The negative covenants include, among other things, limitations on asset sales, mergers and acquisitions, indebtedness, liens, dividends, investments and transactions with our affiliates. The Credit Agreement also requires us to maintain a maximum Consolidated Senior Secured Net Leverage Ratio, not to exceed 3.5 as of the last day of each fiscal quarter on which any loans under the Revolving Credit Facility are outstanding. We were in compliance with the applicable covenants in the Credit Agreement at December 31, 2023.

Loans under the Revolving Credit Facility bear interest at a rate calculated based on the type of borrowing (at the Company's election, either Adjusted Term SOFR Rate or Base Rate (each as defined in the Credit Agreement)) and the Company's Consolidated Senior Secured Net Leverage Ratio (as defined in the Credit Agreement), with such rate ranging from 2.75% to 2.25% for Adjusted Term SOFR Rate loans and from 1.75% to 1.25% for Base Rate loans. The Company also pays a commitment fee between 25 to 35 basis points, payable quarterly, on the average daily unused amount of the Revolving Credit Facility based on the Company's Consolidated Senior Secured Net Leverage Ratio.

Form 10-K

As of December 31, 2023 and 2022, $137.0 million and $145.0 million was drawn on the Revolving Credit Facility and the Previous Revolving Credit Facility, respectively. In addition, we had related outstanding letters of credit in the aggregate amount of $54.7 million and $19.0 million at December 31, 2023 and 2022, respectively, which reduce the amount available for borrowings under the respective revolving credit facility.

Senior Notes

On May 31, 2017, we issued $950 million of 5.125% senior notes due June 1, 2025. The Company pays interest on the senior notes semi-annually in arrears on June 1 and December 1 of each year. The senior notes may be redeemed at par as of June 1, 2023. The senior notes are guaranteed by the Subsidiary Guarantors. In June 2023, in connection with a previously announced offer to purchase, we prepaid $140 million of the senior notes at par with proceeds from the Transaction. We incurred a loss on the extinguishment of the senior notes of $0.7 million in 2023 primarily representative of the write-off of unamortized debt issuance costs associated with the portion of the senior notes repaid, as well as purchase offer expenses. In August 2022, we conducted a cash tender offer and $600 million of the senior notes were prepaid with proceeds from the Transaction. We incurred a loss on the extinguishment of the senior notes of $9.5 million in 2022 primarily representative of the early repayment premium and the write-off of unamortized debt issuance costs associated with the portion of the senior notes repaid.

European Lines of Credit

ADESA Europe has lines of credit aggregating $33.1 million (€30 million). The lines of credit had an aggregate $17.6 million and $3.7 million of borrowings outstanding at December 31, 2023 and 2022, respectively. The lines of credit are secured by certain inventory and receivables at ADESA Europe subsidiaries.

Future Principal Payments

At December 31, 2023, aggregate future principal payments on long-term debt are as follows (*in millions*):

2024	$	154.6
2025		210.0
2026		—
2027		—
2028		—
Thereafter		—
	$	364.6

The Company has historically included the Revolving Credit Facility in current debt based on its intent to repay the amount outstanding within one year; however, the Company is not contractually obligated to repay the borrowings until the maturity of the Revolving Credit Facility (June 2028).

Note 13—Financial Instruments

Our derivative activities are initiated within the guidelines of documented corporate risk management policies. We do not enter into any derivative transactions for speculative or trading purposes.

Interest Rate Risk Management

We are exposed to interest rate risk on our variable rate borrowings. Accordingly, interest rate fluctuations affect the amount of interest expense we are obligated to pay. We have used interest rate derivatives with the objective of managing exposure to interest rate movements, thereby reducing the effect of interest rate changes and the effect they could have on future cash flows. Most recently, interest rate swap agreements have been used to accomplish this objective, and we have used interest rate cap agreements to accomplish this objective in prior years.

In January 2020, we entered into three pay-fixed interest rate swaps with an aggregate notional amount of $500 million to swap variable rate interest payments under our term loan for fixed interest payments bearing a weighted average interest rate of 1.44%, for a total interest rate of 3.69%. The interest rate swaps had a term of five years.

We originally designated the interest rate swaps as cash flow hedges. The changes in the fair value of the interest rate swaps that were included in the assessment of hedge effectiveness were recorded as a component of "Accumulated other comprehensive income." For the year ended December 31, 2021, the Company recorded an unrealized gain on the interest rate swaps of $13.8 million, net of tax of $4.6 million in "Accumulated other comprehensive income." The earnings impact of the interest rate derivatives designated as cash flow hedges was recorded upon the recognition of the interest related to the hedged debt. In February 2022, we discontinued hedge accounting as we concluded that the forecasted interest rate payments were no longer probable of occurring in consideration of the Transaction and expected repayment of Term Loan B-6. As a result, the increase in the fair value of the swaps from the time of hedge accounting discontinuance to March 31, 2022 was recognized as an $8.7 million unrealized gain in "Interest expense" in the consolidated statement of income (loss) for the three months ended March 31, 2022. In connection with the repayment of Term Loan B-6 in May 2022, we entered into swap termination agreements. We received $16.7 million to settle and terminate the swaps, which was recognized as a realized gain in "Interest expense" in the consolidated statement of income (loss) for the three months ended June 30, 2022. For the year ended December 31, 2022, we reclassified $5.7 million of unrealized loss, net of tax of $1.8 million, from "Accumulated other comprehensive income." The amounts reclassified from accumulated other comprehensive income in 2022 related to the repayment of Term Loan B-6 in full.

Concentrations of Credit Risk

Financial instruments that potentially subject us to credit risk consist principally of interest-bearing investments, finance receivables, trade receivables and interest rate derivatives. We maintain cash and cash equivalents, short-term investments, and certain other financial instruments with various major financial institutions. We perform periodic evaluations of the relative credit standing of these financial institutions and companies and limit the amount of credit exposure with any one institution. Cash and cash equivalents include interest-bearing investments with maturities of three months or less. Due to the nature of our business, substantially all trade and finance receivables are due from vehicle dealers and commercial sellers. We have possession of vehicles or vehicle titles collateralizing a significant portion of the trade and finance receivables. The risk associated with this concentration is limited due to the large number of accounts and their geographic dispersion. We monitor the creditworthiness of customers to which we grant credit terms in the normal course of business. In the event of non-performance by counterparties to financial instruments we are exposed to credit-related losses, but management believes this credit risk is limited by periodically reviewing the creditworthiness of the counterparties to the transactions.

Financial Instruments

The carrying amounts of trade receivables, finance receivables, other current assets, accounts payable, accrued expenses and borrowings under our short-term revolving line of credit facilities approximate fair value because of the short-term nature of those instruments.

As of December 31, 2023 and 2022, the estimated fair value of our long-term debt amounted to $360.4 million and $490.9 million, respectively. The estimates of fair value were based on broker-dealer quotes (Level 2 inputs) for our debt as of December 31, 2023 and 2022. The estimates presented on long-term financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

Form 10-K

Note 14—Other (Income) Expense, Net

Other (income) expense, net consisted of the following (*in millions*):

		December 31,				
		2023		2022		2021
Change in realized and unrealized (gains) losses on investment securities, net	$	0.4	$	7.1	$	(33.4)
Contingent consideration valuation		1.3		—		24.3
Foreign currency (gains) losses		(2.9)		2.5		3.8
Investment and note receivable impairment		10.3		—		—
Early termination of contractual arrangement		(20.0)		—		—
Other		(4.7)		(10.9)		(7.2)
Other (income) expense, net	$	(15.6)	$	(1.3)	$	(12.5)

Fair Value Measurement of Investments

The Company invests in certain early-stage automotive companies and funds that relate to the automotive industry. We believe these investments have resulted in the expansion of relationships in the vehicle remarketing industry. The realized and unrealized gains and losses on these investment securities are shown in the table above.

ASC 820, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A small portion of finance receivables for one entity were converted to investment securities during the first quarter of 2021. This entity became publicly traded during the first quarter of 2021 and as a result had a readily determinable fair value. As of December 31, 2023, investment securities measured at fair value are based on quoted market prices for identical assets (Level 1 of the fair value hierarchy) and approximated $0.0 million. There was no net unrealized loss on these investment securities for the year ended December 31, 2023. The remaining investments held of $26.0 million do not have readily determinable fair values and the Company has elected to apply the measurement alternative to these investments and present them at cost. Investments are reported in "Other assets" in the accompanying consolidated balance sheets. Realized and unrealized gains and losses are reported in "Other (income) expense, net" in the consolidated statements of income.

In late March 2023, one of the investees we presented at cost filed to reorganize its operations through the bankruptcy process. Based on this information, we recorded an other than temporary impairment of approximately $3.7 million in "Other (income) expense, net" representing our entire equity investment in the company. In addition, we also had a note receivable with this investee for $6.6 million, on which we recorded a credit impairment loss in "Other (income) expense, net" in 2023.

In the second quarter of 2023, the Company received $20.0 million in connection with the early termination of a contractual arrangement with IAA. This amount was considered non-operating income and was recorded in "Other (income) expense, net" in the second quarter of 2023.

Note 15—Convertible Preferred Stock

In June 2020, OPENLANE completed the issuance and sale of an aggregate of 550,000 shares of the Company's Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), in two closings at a purchase price of $1,000 per share (for the second closing, plus accumulated dividends from and including the first closing date to but excluding June 29, 2020) for an aggregate purchase price of approximately $550 million to an affiliate of Ignition Parent LP ("Apax") and an affiliate of Periphas Capital GP, LLC ("Periphas").

The Company has authorized 1,500,000 shares of Series A Preferred Stock. The Series A Preferred Stock ranks senior to the shares of the Company's common stock, par value $0.01 per share, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The Series A Preferred Stock has a liquidation preference of $1,000 per share. The holders of the Series A Preferred Stock are entitled to a cumulative dividend at the rate of 7% per annum, payable quarterly in arrears. Dividends were payable in kind through the issuance of additional shares of Series A Preferred Stock for the first eight dividend payments (through June 30, 2022), and thereafter, in cash or in kind, or in any combination of both, at the option of the Company. For the years ended December 31,

2023 and 2022, the holders of the Series A Preferred Stock received cash dividends aggregating $44.4 million and $22.2 million, respectively, and for the years ended December 31, 2022 and 2021, the holders of the Series A Preferred Stock received dividends in kind with a value in the aggregate of approximately $21.6 million and $41.1 million, respectively. The holders of the Series A Preferred Stock are also entitled to participate in dividends declared or paid on our common stock on an as-converted basis.

The Series A Preferred Stock will be convertible at the option of the holders thereof at any time after one year into shares of common stock at a conversion price of $17.75 per share of Series A Preferred Stock and a conversion rate of 56.3380 shares of common stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments. At any time after three years, if the closing price of the common stock exceeds $31.0625 per share, as may be adjusted pursuant to the Certificate of Designations, for at least 20 trading days in any period of 30 consecutive trading days, at the election of the Company, all or any portion of the Series A Preferred Stock will be convertible into the relevant number of shares of common stock.

The holders of the Series A Preferred Stock are entitled to vote with the holders of the Company's common stock as a single class on all matters submitted to a vote of the holders of the Company's common stock.

At any time after six years, the Company may redeem some or all of the Series A Preferred Stock for a per share amount in cash equal to: (i) the sum of (x) the liquidation preference thereof, *plus* (y) all accrued and unpaid dividends, *multiplied by* (ii) (A) 105% if the redemption occurs at any time after the six-year anniversary of June 10, 2020 (the "Initial Closing Date") and prior to the seven-year anniversary of the Initial Closing Date or (B) 100% if the redemption occurs after the seven-year anniversary of the Initial Closing Date.

Upon certain change of control events involving the Company, and subject to certain limitations set forth in the Certificate of Designations, each holder of the Series A Preferred Stock will either (i) receive such number of shares of common stock into which such holder is entitled to convert all or a portion of such holder's shares of Series A Preferred Stock at the then current conversion price, (ii) receive, in respect of all or a portion of such holder's shares of Series A Preferred Stock, the greater of (x) the amount per share of Series A Preferred Stock that such holder would have received had such holder, immediately prior to such change of control, converted such share of Series A Preferred Stock into common stock and (y) a purchase price per share of Series A Preferred Stock, payable in cash, equal to the product of (A) 105% *multiplied by* (B) the sum of the liquidation preference and accrued dividends with respect to such share of Series A Preferred Stock, or (iii) unless the consideration in such change of control event is payable entirely in cash, retain all or a portion of such holder's shares of Series A Preferred Stock.

For so long as Apax or its affiliates beneficially own a certain percentage of the shares of Series A Preferred Stock purchased in the Apax issuance on an as-converted basis, Apax will continue to have the right to appoint one individual to the board of directors. Additionally, so long as Apax or its affiliates beneficially own a certain percentage of the shares of Series A Preferred Stock purchased in the Apax issuance on an as-converted basis, Apax will have the right to appoint one non-voting observer to the board of directors. Likewise, so long as Periphas beneficially owns a certain percentage of the shares of Series A Preferred Stock purchased in the Periphas issuance on an as-converted basis, Periphas will have the right to appoint one non-voting observer to the board of directors.

Apax is subject to certain standstill restrictions, until the later of three years and the date on which Apax no longer owns 25% of the shares of Series A Preferred Stock purchased in the Apax issuance on an as-converted basis. Periphas is also subject to certain standstill restrictions, until the later of three years and the date on which Periphas no longer owns 50% of the shares of Series A Preferred Stock purchased in the Periphas issuance on an as-converted basis. Subject to certain customary exceptions, Apax and Periphas are restricted from transferring the Series A Preferred Stock for one year.

Apax, its affiliates and Periphas have certain customary registration rights with respect to shares of the Series A Preferred Stock and the shares of the common stock held by it issued upon any future conversion of the Series A Preferred Stock.

Form 10-K

Note 16—Leases

We lease property, software, automobiles, trucks and trailers pursuant to operating lease agreements. We also lease furniture, fixtures and equipment under finance leases. Our leases have varying remaining lease terms with leases expiring through 2034, some of which include options to extend the leases.

The components of lease expense were as follows (*in millions*):

	Year Ended December 31,		
	2023	2022	2021
Operating lease cost	$ 15.9	$ 17.7	$ 18.6
Finance lease cost:			
Amortization of right-of-use assets	$ 1.3	$ 2.9	$ 7.4
Interest on lease liabilities	0.1	0.3	0.6
Total finance lease cost	$ 1.4	$ 3.2	$ 8.0

Supplemental cash flow information related to leases was as follows (*in millions*):

	Year Ended December 31,		
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows related to operating leases	$ 15.9	$ 17.5	$ 18.2
Operating cash flows related to finance leases	0.1	0.3	0.6
Financing cash flows related to finance leases	1.9	3.9	5.6
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	1.4	4.0	6.7
Finance leases	—	—	3.7

Form 10-K

Supplemental balance sheet information related to leases was as follows (*in millions, except lease term and discount rate*):

	December 31,	
	2023	**2022**
Operating Leases		
Operating lease right-of-use assets	$ 75.9	$ 84.8
Other accrued expenses	$ 11.0	$ 10.5
Operating lease liabilities	70.4	79.7
Total operating lease liabilities	$ 81.4	$ 90.2
Finance Leases		
Property and equipment, gross	$ 37.6	$ 48.6
Accumulated depreciation	(37.3)	(47.1)
Property and equipment, net	$ 0.3	$ 1.5
Other accrued expenses	$ 0.9	$ 1.9
Other liabilities	—	0.9
Total finance lease liabilities	$ 0.9	$ 2.8
Weighted Average Remaining Lease Term		
Operating leases	8.3 years	9.0 years
Finance leases	1.0 year	1.6 years
Weighted Average Discount Rate		
Operating leases	5.9 %	5.9 %
Finance leases	4.0 %	4.4 %

Maturities of lease liabilities as of December 31, 2023 were as follows (*in millions*):

	Operating Leases	Finance Leases
2024	$ 15.4	$ 0.9
2025	14.7	—
2026	11.6	—
2027	10.8	—
2028	9.2	—
Thereafter	42.0	—
Total lease payments	103.7	0.9
Less imputed interest	(22.3)	—
Total	$ 81.4	$ 0.9

Note 17—Income Taxes

The components of our income (loss) from continuing operations before income taxes and the provision for income taxes are as follows (*in millions*):

	Year Ended December 31,		
	2023	**2022**	**2021**
Income (loss) from continuing operations before income taxes:			
Domestic	$ (209.7)	$ (59.7)	$ (55.8)
Foreign	63.2	98.3	70.1
Total	$ (146.5)	$ 38.6	$ 14.3
Income tax expense (benefit):			
Current:			
Federal	$ 22.1	$ (9.2)	$ (16.6)
Foreign	16.0	23.1	27.7
State	—	(1.6)	(0.4)
Total current provision	38.1	12.3	10.7
Deferred:			
Federal	(29.4)	(2.9)	4.6
Foreign	3.2	0.9	0.4
State	(3.6)	(0.3)	(0.6)
Total deferred provision	(29.8)	(2.3)	4.4
Income tax expense	$ 8.3	$ 10.0	$ 15.1

The provision for income taxes was different from the U.S. federal statutory rate applied to income before taxes, and is reconciled as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
Statutory rate	21.0 %	21.0 %	21.0 %
State and local income taxes, net	3.8 %	(4.8)%	1.3 %
Reserves for tax exposures	— %	0.4 %	(1.2)%
Change in valuation allowance	(25.2)%	8.5 %	9.5 %
International operations	(4.7)%	2.9 %	56.2 %
Stock-based compensation	(0.1)%	— %	(5.3)%
Impact of law and rate change	0.2 %	(5.6)%	1.5 %
Excess officer's compensation	(1.0)%	5.5 %	7.9 %
Transaction costs	— %	(0.2)%	2.5 %
Refund claims	— %	— %	(19.2)%
Goodwill and other intangibles impairment	(0.9)%	— %	— %
Impact of acquisition and divestiture adjustments	1.3 %	— %	34.3 %
Other, net	(0.1)%	(1.8)%	(2.9)%
Effective rate	(5.7)%	25.9 %	105.6 %

The effective tax rate in 2023 was unfavorably impacted by the goodwill and other intangibles impairment charges and the recording of valuation allowance against the U.S. net deferred tax asset. The effective tax rate in 2021 was unfavorably

Form 10-K

impacted by earnings mix between domestic and foreign, and by the expense for the increase in the estimated value of contingent consideration for which no tax benefit was recorded.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax benefits associated with the goodwill and tradename impairments resulted in the U.S. being in a net deferred tax asset position. Due to the three-year cumulative loss related to U.S. operations, we recorded a valuation allowance against the U.S. net deferred tax asset at December 31, 2023.

We offset all deferred tax assets and liabilities by jurisdiction, as well as any related valuation allowance, and present them as a non-current deferred income tax asset or liability (as applicable). Deferred tax assets (liabilities) are comprised of the following (*in millions*):

	December 31,	
	2023	2022
Gross deferred tax assets:		
Allowances for trade and finance receivables	$ **8.1**	$ 9.0
Accruals and liabilities	**4.3**	3.9
Employee benefits and compensation	**9.2**	7.1
Net operating loss carryforwards	**19.9**	19.5
Right of use lease liability	**20.1**	22.4
Other	**7.9**	5.3
Total deferred tax assets	**69.5**	67.2
Deferred tax asset valuation allowance	**(63.2)**	(25.3)
Total	**6.3**	41.9
Gross deferred tax liabilities:		
Property and equipment	**(3.5)**	(16.1)
Goodwill and intangible assets	**4.1**	(49.9)
Right of use lease asset	**(18.7)**	(21.0)
Other	**(6.1)**	(2.6)
Total	**(24.2)**	(89.6)
Net deferred tax liabilities	$ **(17.9)**	$ (47.7)

The tax benefit from state and federal net operating loss carryforwards expires as follows (*in millions*):

2024	$ 0.1
2025	0.2
2026	0.1
2027	—
2028	—
2029 and after	19.5
	$ 19.9

Permanently reinvested undistributed earnings of our foreign subsidiaries were approximately $452.6 million at December 31, 2023. Because these amounts have been or will be permanently reinvested in properties and working capital, we have not recorded the deferred taxes associated with these earnings. If the undistributed earnings of foreign subsidiaries were to be remitted, state and local income tax expense and withholding tax expense would need to be recognized, net of any applicable foreign tax credits. It is not practical for us to determine the additional tax that would be incurred upon remittance of these earnings.

OPENLANE, Inc.
Notes to Consolidated Financial Statements (Continued)
December 31, 2023, 2022 and 2021

We made federal income tax payments, related to continuing operations and net of federal income tax refunds, of $7.5 million, $0.0 million and $0.0 million in 2023, 2022 and 2021, respectively. State and foreign income taxes paid by us, net of refunds, totaled $28.3 million, $25.6 million and $24.8 million in 2023, 2022 and 2021, respectively.

We apply the provisions of ASC 740, *Income Taxes*. ASC 740 clarifies the accounting and reporting for uncertainty in income taxes recognized in an enterprise's financial statements. These provisions prescribe a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken on income tax returns.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (*in millions*):

| | December 31, | |
	2023	2022
Balance at beginning of period	$ 5.8	$ 5.0
Increase in prior year tax positions	9.2	0.4
Increase in current year tax positions	0.7	1.4
Lapse in statute of limitations	(0.8)	(1.0)
Balance at end of period	$ 14.9	$ 5.8

The total amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate was $12.3 million and $4.2 million at December 31, 2023 and 2022, respectively.

We record interest and penalties associated with the uncertain tax positions within our provision for income taxes on the consolidated statement of income (loss). We had reserves totaling $1.1 million and $0.4 million at December 31, 2023 and 2022 associated with interest and penalties, net of tax.

The provision for income taxes involves management judgment regarding interpretation of relevant facts and laws in the jurisdictions in which the Company operates. Future changes in applicable laws, projected levels of taxable income and tax planning could change the effective tax rate and tax balances recorded by us. In addition, U.S. and non-U.S. tax authorities periodically review income tax returns filed by us and can raise issues regarding our filing positions, timing and amount of income or deductions and the allocation of income among the jurisdictions in which we operate. A significant period of time may elapse between the filing of an income tax return and the ultimate resolution of an issue raised by a revenue authority with respect to that return. In the normal course of business we are subject to examination by taxing authorities in the U.S., Canada, Western Europe, United Kingdom, Mexico, Uruguay and the Philippines. In general, the examination of our material tax returns is completed for the years prior to 2020.

Based on the potential outcome of the Company's tax examinations and the expiration of the statute of limitations for specific jurisdictions, it is reasonably possible that the currently remaining unrecognized tax benefits will change within the next 12 months. The associated net tax impact on the reserve balance is estimated to be in the range of a $0.0 million to $0.5 million decrease.

Note 18—Employee Benefit Plans

401(k) Plan

We maintain a defined contribution 401(k) plan that covers substantially all U.S. employees. Participants are generally allowed to make non-forfeitable contributions up to the annual IRS limits. The Company matches 100 percent of the amounts contributed by each individual participant up to 4 percent of the participant's compensation. Participants are 100 percent vested in the Company's contributions. For the years ended December 31, 2023, 2022 and 2021 we contributed $6.0 million, $6.3 million and $6.6 million, respectively.

Note 19—Commitments and Contingencies

We are involved in litigation and disputes arising in the ordinary course of business, such as actions related to injuries; property damage; handling, storage or disposal of vehicles; environmental laws and regulations; and other litigation incidental to the business such as employment matters and dealer disputes. Management considers the likelihood of loss or the incurrence of a liability, as well as the ability to reasonably estimate the amount of loss, in determining loss contingencies. We accrue an estimated loss contingency when it is probable that a liability has been incurred and the amount of loss (or range of possible losses) can be reasonably estimated. Management regularly evaluates current information available to determine whether accrual amounts should be adjusted. Accruals for contingencies including litigation and environmental matters are included in "Other accrued expenses" at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information becomes available. If the amount of an actual loss is greater than the amount accrued, this could have an adverse impact on our operating results in that period. Legal fees are expensed as incurred.

We accrue, as appropriate, for environmental remediation costs anticipated to be incurred at certain of our vehicle logistics center facilities. There were no liabilities for environmental matters included in "Other accrued expenses" at December 31, 2023 or 2022.

We store a significant number of vehicles owned by various customers that are consigned to us to be sold through our marketplaces. We are contingently liable for each consigned vehicle until the eventual sale or other disposition, subject to certain natural disaster exceptions. Individual stop loss and aggregate insurance coverage is maintained on the consigned vehicles. These consigned vehicles are not included in the consolidated balance sheets.

In the normal course of business, we also enter into various other guarantees and indemnities in our relationships with suppliers, service providers, customers and others. These guarantees and indemnifications do not materially impact our financial condition or results of operations, but indemnifications associated with our actions generally have no dollar limitations and historically have been inconsequential.

As noted above, we are involved in litigation and disputes arising in the ordinary course of business. Although the outcome of litigation cannot be accurately predicted, based on evaluation of information presently available, our management does not currently believe that the ultimate resolution of these actions will have a material adverse effect on our financial condition, results of operations or cash flows.

Note 20—Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following (*in millions*):

	December 31,	
	2023	2022
Foreign currency translation loss	$ (36.7)	$ (49.5)
Accumulated other comprehensive loss	$ (36.7)	$ (49.5)

Note 21—Segment Information

ASC 280, *Segment Reporting*, requires reporting of segment information that is consistent with the manner in which the chief operating decision maker operates and views the Company. Our operations are grouped into two operating segments: Marketplace and Finance, which also serve as our reportable business segments. These reportable business segments offer different services and have fundamental differences in their operations.

Marketplace encompasses all wholesale marketplaces throughout North America and Europe. The Marketplace segment relates to used vehicle remarketing, including marketplace services, remarketing, or make ready services and all are interrelated, synergistic elements along the auto remarketing chain.

The Finance segment (through AFC) is primarily engaged in the business of providing short-term, inventory-secured financing to independent dealer customers. AFC conducts business primarily at or near wholesale used vehicle auctions in the U.S. and Canada and other areas where there is a concentration of AFC customers.

Form 10-K

Financial information regarding our reportable segments is set forth below as of and for the year ended December 31, 2023 *(in millions)*:

	Marketplace	Finance	Consolidated
Operating revenues	$ 1,251.7	$ 393.4	$ 1,645.1
Operating expenses			
Cost of services (exclusive of depreciation and amortization)	801.7	65.9	867.6
Selling, general and administrative	380.6	49.8	430.4
Depreciation and amortization	92.2	9.3	101.5
Goodwill and other intangibles impairment	250.8	—	250.8
Total operating expenses	1,525.3	125.0	1,650.3
Operating profit (loss)	(273.6)	268.4	(5.2)
Interest expense	25.2	130.6	155.8
Other (income) expense, net	(15.9)	0.3	(15.6)
Loss on extinguishment of debt	1.1	—	1.1
Intercompany expense (income)	33.9	(33.9)	—
Income (loss) from continuing operations before income taxes	(317.9)	171.4	(146.5)
Income taxes	(40.4)	48.7	8.3
Income (loss) from continuing operations	$ (277.5)	$ 122.7	$ (154.8)
Total assets	$ 2,065.6	$ 2,660.7	$ 4,726.3
Capital expenditures	$ 46.5	$ 5.5	$ 52.0

Financial information regarding our reportable segments is set forth below as of and for the year ended December 31, 2022 *(in millions)*:

	Marketplace	Finance	Consolidated
Operating revenues	$ 1,143.5	$ 375.9	$ 1,519.4
Operating expenses			
Cost of services (exclusive of depreciation and amortization)	771.2	63.1	834.3
Selling, general and administrative	398.6	46.5	445.1
Depreciation and amortization	92.3	7.9	100.2
Gain on sale of property	(33.9)	—	(33.9)
Total operating expenses	1,228.2	117.5	1,345.7
Operating profit (loss)	(84.7)	258.4	173.7
Interest expense	40.2	79.0	119.2
Other (income) expense, net	(8.4)	7.1	(1.3)
Loss on extinguishment of debt	17.2	—	17.2
Intercompany expense (income)	8.4	(8.4)	—
Income (loss) from continuing operations before income taxes	(142.1)	180.7	38.6
Income taxes	(36.4)	46.4	10.0
Income (loss) from continuing operations	$ (105.7)	$ 134.3	$ 28.6
Total assets	$ 2,297.8	$ 2,822.0	$ 5,119.8
Capital expenditures	$ 55.7	$ 5.2	$ 60.9

Financial information regarding our reportable segments is set forth below as of and for the year ended December 31, 2021 *(in millions)*:

	Marketplace	Finance	Consolidated
Operating revenues	$ 1,161.4	$ 289.2	$ 1,450.6
Operating expenses			
Cost of services (exclusive of depreciation and amortization)	737.1	55.4	792.5
Selling, general and administrative	385.5	35.2	420.7
Depreciation and amortization	100.5	9.4	109.9
Total operating expenses	1,223.1	100.0	1,323.1
Operating profit (loss)	(61.7)	189.2	127.5
Interest expense	86.2	39.5	125.7
Other (income) expense, net	4.5	(17.0)	(12.5)
Intercompany expense (income)	0.2	(0.2)	—
Income (loss) from continuing operations before income taxes	(152.6)	166.9	14.3
Income taxes	(26.4)	41.5	15.1
Income (loss) from continuing operations	$ (126.2)	$ 125.4	$ (0.8)
Total assets	$ 2,562.0	$ 2,908.9	$ 5,470.9
Capital expenditures	$ 59.6	$ 4.6	$ 64.2

Form 10-K

Geographic Information

Our foreign operations include Canada, Continental Europe and the U.K. Approximately 58%, 62% and 56% of our foreign operating revenues were from Canada for the years ended December 31, 2023, 2022 and 2021, respectively. Most of the remaining foreign operating revenues were generated from Continental Europe. Information regarding the geographic areas of our operations is set forth below *(in millions)*:

	Year Ended December 31,		
	2023	**2022**	**2021**
Operating revenues			
U.S.	$ **1,026.1**	$ 992.9	$ 847.9
Foreign	**619.0**	526.5	602.7
	$ **1,645.1**	$ 1,519.4	$ 1,450.6

	December 31,	
	2023	**2022**
Long-lived assets		
U.S.	$ **1,074.2**	$ 1,787.4
Foreign	**810.2**	310.0
	$ **1,884.4**	$ 2,097.4

No single customer accounted for more than ten percent of our total revenues in any fiscal year presented.

Note 22—Quarterly Financial Data (Unaudited)

Information for any one quarterly period is not necessarily indicative of the results that may be expected for the year.

2023 Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
Operating revenues	$ 420.6	$ 416.9	$ 416.3	$ 391.3
Operating expenses				
Cost of services (exclusive of depreciation and amortization)	224.2	222.6	216.0	204.8
Selling, general, and administrative	108.0	111.2	107.4	103.8
Depreciation and amortization	23.0	26.8	26.4	25.3
Goodwill and other intangibles impairment	—	250.8	—	—
Total operating expenses	355.2	611.4	349.8	333.9
Operating profit (loss)	65.4	(194.5)	66.5	57.4
Interest expense	38.3	38.8	39.4	39.3
Other (income) expense, net	7.1	(21.3)	1.7	(3.1)
Loss on extinguishment of debt	—	1.1	—	—
Income (loss) from continuing operations before income taxes	20.0	(213.1)	25.4	21.2
Income taxes	7.3	(19.3)	12.7	7.6
Income (loss) from continuing operations	$ 12.7	$ (193.8)	$ 12.7	$ 13.6
Income (loss) from continuing operations per share				
Basic	$ 0.01	$ (1.87)	$ 0.01	$ 0.02
Diluted	$ 0.01	$ (1.87)	$ 0.01	$ 0.02

2022 Quarter Ended	March 31	June 30	Sept. 30	Dec. 31
Operating revenues	$ 369.4	$ 384.2	$ 393.0	$ 372.8
Operating expenses				
Cost of services (exclusive of depreciation and amortization)	210.8	211.9	209.6	202.0
Selling, general, and administrative	118.9	124.1	109.1	93.0
Depreciation and amortization	26.0	25.9	24.3	24.0
Gain on sale of property	—	—	—	(33.9)
Total operating expenses	355.7	361.9	343.0	285.1
Operating profit	13.7	22.3	50.0	87.7
Interest expense	25.6	25.9	32.3	35.4
Other (income) expense, net	1.2	4.0	1.2	(7.7)
Loss on extinguishment of debt	—	7.7	9.3	0.2
Income (loss) from continuing operations before income taxes	(13.1)	(15.3)	7.2	59.8
Income taxes	(4.7)	(9.9)	6.7	17.9
Income (loss) from continuing operations	$ (8.4)	$ (5.4)	$ 0.5	$ 41.9
Income (loss) from continuing operations per share				
Basic	$ (0.16)	$ (0.10)	$ (0.09)	$ 0.21
Diluted	$ (0.16)	$ (0.10)	$ (0.09)	$ 0.21

Form 10-K

Note 23—Subsequent Event

On January 19, 2024, the Company and ADESA Auctions Canada Corporation, a subsidiary of the Company (the "Canadian Borrower") entered into the First Amendment Agreement (the "First Amendment") to the Credit Agreement. The First Amendment provides for, among other things, (i) a C$175 million revolving credit facility in Canadian dollars (the "Canadian Revolving Credit Facility") and (ii) a C$50 million sub-limit (the "Canadian Sub-limit") under the Company's existing Revolving Credit Facility for borrowings in Canadian dollars. The proceeds from the Canadian Revolving Credit Facility may be used to finance a portion of the Manheim Canada acquisition, to pay for expenses related to the First Amendment and for ongoing working capital and general corporate purposes.

Loans under the Canadian Revolving Credit Facility bear interest at a rate calculated based on the type of borrowing (at the Canadian Borrower's election, either Adjusted Term CORRA Rate or Canadian Prime Rate (each as defined in the Credit Agreement, as amended by the First Amendment)) and the Company's Consolidated Senior Secured Net Leverage Ratio, with such rate ranging from 3.00% to 2.50% for Adjusted Term CORRA loans and from 2.00% to 1.50% for Canadian Prime Rate loans. Loans under the Canadian Sub-limit will bear interest at the Adjusted Term CORRA Rate plus a margin ranging from 2.75% to 2.25% based on the Company's Consolidated Senior Secured Net Leverage Ratio (the same margin as loans under the existing Revolving Credit Facility). The Canadian Borrower will also pay a commitment fee between 25 to 35 basis points, payable quarterly, on the average daily unused amount of the Canadian Revolving Credit Facility based on the Company's Consolidated Senior Secured Net Leverage Ratio.

The obligations of the Canadian Borrower under the Canadian Revolving Credit Facility are guaranteed by certain of the Company's domestic and Canadian subsidiaries (the "Canadian Revolving Credit Facility Subsidiary Guarantors") and are secured by substantially all of the assets of the Company, the Canadian Borrower and the Canadian Revolving Credit Facility Subsidiary Guarantors, subject to certain exceptions; provided, however, the Canadian Borrower and the other Canadian subsidiaries of the Company constituting the Canadian Revolving Credit Facility Subsidiary Guarantors shall guarantee and/or provide security for only the Canadian Secured Obligations (as defined in the Credit Agreement, as amended by the First Amendment).

Form 10-K

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, we carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed under the supervision of our principal executive officer, principal financial officer and principal accounting officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and the dispositions of our assets;

- Provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our principal executive officer, principal financial officer and principal accounting officer, and under the oversight of our Board of Directors, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework (2013)*. Based on our assessment, we have concluded that our internal control over financial reporting was effective as of December 31, 2023. During our assessment, we did not identify any material weaknesses in our internal control over financial reporting.

KPMG LLP, the independent registered public accounting firm that has audited the consolidated financial statements included in this Annual Report on Form 10-K, also audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 as stated in their report included below.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
OPENLANE, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited OPENLANE, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 21, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Indianapolis, Indiana
February 21, 2024

Item 9B.   Other Information

Securities Trading Plans of Directors and Executive Officers

During the fourth quarter of 2023, none of the Company's directors or executive officers adopted a Rule 10b5-1 trading plan, terminated or modified a Rule 10b5-1 trading plan or adopted, modified or terminated a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K).

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information relating to our directors and nominees will be included in our Definitive Proxy Statement for our 2024 Annual Meeting of Stockholders and such information will be incorporated by reference herein. Our executive officers are as follows:

Name	Age	Position
Peter J. Kelly	55	Chief Executive Officer
Charles S. Coleman	52	Executive Vice President, Chief Legal Officer and Secretary
James P. Coyle	43	Executive Vice President and President, North American Marketplaces
Brad S. Lakhia	51	Executive Vice President, Chief Financial Officer
James E. Money [1]	61	President of AFC
Lisa A. Price	49	Executive Vice President, Chief People Officer
Tobin P. Richer	50	Executive Vice President, Marketing and Communications
Sriram Subrahmanyam	54	Executive Vice President, Operations and President, Services and International Markets

[1] James E. Money will serve as President of AFC through March 31, 2024, and will thereafter retire from the Company. The Company expects Mr. Money to serve in an advisory role for a period of time following his retirement to ensure a smooth transition. The Company expects William C. Mitchell, age 41, to serve as President of AFC effective April 1, 2024. Mr. Mitchell has served as Chief Operating Officer of AFC since April 2021. Mr. Mitchell previously served as Vice President of Business Development of AFC from January 2018 to April 2021, and as Director of Strategic Initiatives – M&A of AFC from July 2015 to January 2018. Prior to joining AFC, Mr. Mitchell served in risk management, financial analysis and corporate development roles with increasing responsibility at ETC ProLiance Energy (formerly ProLiance Energy) from 2005 to 2013, and subsequently at Citizens Energy Group from 2013 to 2015 (following Citizens Energy Group's sale of ProLiance Energy). Prior to joining ProLiance Energy, Mr. Mitchell was an associate at Standard & Poor's from 2004 to 2005.

Peter J. Kelly, 55, Chief Executive Officer. Mr. Kelly has been Chief Executive Officer of the Company since April 2021. Previously, Mr. Kelly served as the Company's President from January 2019 to March 2021, the President of Digital Services from December 2014 to January 2019 and the Chief Technology Officer from June 2013 to January 2019. Mr. Kelly was the President and Chief Executive Officer of OPENLANE from February 2011 to June 2013. Prior to that, Mr. Kelly was President and Chief Financial Officer of OPENLANE from February 2010 to February 2011. Mr. Kelly was a co-founder of OPENLANE in 1999 and served in a number of executive roles at OPENLANE from 1999 to 2010.

Charles S. Coleman, 52, Executive Vice President, Chief Legal Officer and Secretary. Mr. Coleman has served as the Company's Executive Vice President and Chief Legal Officer since November 2020, and as Secretary since October 2019. Mr. Coleman previously served as Senior Vice President and General Counsel from October 2017 to October 2020, Assistant Secretary from April 2015 to October 2019, and as Vice President and Assistant General Counsel from April 2015 to October 2017. Prior to joining the Company, Mr. Coleman practiced corporate law as an associate attorney and then partner with Krieg DeVault in Indianapolis, Indiana from 1999 to March 2015 and as an associate attorney with Baker Donelson (formerly Berkowitz, Lefkovits, Isom & Kushner) in Birmingham, Alabama from 1996 to 1999.

James P. Coyle, 43, Executive Vice President and President, North American Marketplaces. Mr. Coyle has served as the Company's Executive Vice President and President, North American Marketplaces since July 2023. Mr. Coyle previously served as Executive Vice President, Chief Digital Officer from October 2021 to July 2023. Mr. Coyle was the Chief Executive Officer and member of the Board of Directors of RealSelf, Inc. from September 2020 to October 2021 and Chief Operating Officer from April 2019 to September 2020. Prior to that, Mr. Coyle served as Chief Customer Officer of Varsity Tutors LLC from August 2016 to April 2019, President, Home Appliances, Commercial Sales and Monark Appliances of Sears Holdings Corporation from June 2014 to June 2016, and served in several positions at Amazon.com, Inc. from 2007 to 2014, his last role being Director, Category leader of Electronics.

Brad S. Lakhia, 51, Executive Vice President, Chief Financial Officer. Mr. Lakhia has served as the Company's Executive Vice President, Chief Financial Officer since April 2023. Prior to joining the Company, Mr. Lakhia served as Vice President Finance, Americas of The Goodyear Tire & Rubber Company ("Goodyear") from November 2019 to April 2023. Mr. Lakhia was Vice President, Business Planning & Analysis of Andeavor (formerly Tesoro Corp.) from September 2016 to October 2018 and Vice President, Treasurer and Credit of Andeavor from February 2014 to September 2016. Prior to joining Andeavor, Mr. Lakhia served in accounting, treasury and divisional finance roles with increasing responsibility at Goodyear from October 1996 to February 2014.

James E. Money, 61, President of AFC. Mr. Money has been President of AFC since June 2016. Mr. Money joined AFC in 1999 as Controller and was later promoted to Vice President of Finance in 2006 and to Chief Financial Officer in 2009. Prior to joining AFC, Mr. Money served as Chief Financial Officer of Fundex Games, LTD from 1998 to 1999. Mr. Money is a certified public accountant (inactive).

Lisa A. Price, 49, Executive Vice President, Chief People Officer. Ms. Price has served as the Company's Executive Vice President, Chief People Officer since January 2020. Ms. Price previously served as the Executive Vice President of Human Resources from June 2013 to January 2020. Prior to that, Ms. Price served as the Vice President of Employment and Litigation Counsel of the Company from January 2008 to June 2013 and Senior Corporate Counsel from November 2005 to January 2008. Prior to joining ADESA, Ms. Price practiced employment law with Stewart & Irwin in Indianapolis from November 2000 to November 2005.

Tobin P. Richer, 50, Executive Vice President, Marketing and Communications. Mr. Richer has served as the Company's Executive Vice President, Marketing and Communications since February 7, 2024. Mr. Richer previously served as the Company's Senior Vice President, Marketing & Communications from August 2020 to February 2024 and Senior Vice President, Corporate Communications from October 2016 to August 2020. Prior to joining the Company, Mr. Richer served in various leadership roles at Elevance Health, Inc. (formerly "Anthem, Inc.") including: Vice President of Corporate Communications from 2011 to 2016; Senior Executive Advisor, Office of the CEO from 2010 to 2011; Staff Vice President, Clinical Health Policy from 2007 to 2010; and Director, Medicare Counsel 2002 to 2007. Prior to Elevance, Mr. Richer practiced corporate and health care law as an associate attorney with Michael Best & Friedrich in Milwaukee, Wisconsin from 2001 to 2002 and began his career as a Health Insurance Specialist with the Centers for Medicare & Medicaid Services, US Department of Health and Human Services from 1999 to 2001.

Sriram Subrahmanyam, Ph.D., 54, Executive Vice President, Operations and President, Services and International Markets. Mr. Subrahmanyam has served as the Company's Executive Vice President, Operations and President, Services & International Markets since May 2023. Mr. Subrahmanyam previously served as the Company's President, KAR Services Group and Executive Vice President, Operations from May 2022 to May 2023. Mr. Subrahmanyam previously served as the Chief Operating Officer of ADESA from March 2018 to May 2022. Prior to that, Mr. Subrahmanyam served as the Company's Senior Vice President, Business Transformation from January 2017 to March 2018. Prior to joining the Company, Mr. Subrahmanyam served as Global Vice President, Engineering of Ingram Micro Inc. from January 2013 to January 2017, Executive Vice President and Chief Operations Officer, Brightpoint Americas of Brightpoint, Inc. (which was acquired by Ingram Micro Inc.) from February 2012 to January 2013, Principal of Orchard Group from January 2011 to February 2012, Senior Vice President and Chief Procurement Officer of Career Education Corporation from December 2008 to January 2011, and held various positions of increased responsibility at United Airlines, Inc. from 1999 to 2008, including Vice President, Continuous Improvement from 2006 to 2008.

Delinquent Section 16(a) Reports

The information required by this item is incorporated by reference herein from our Definitive Proxy Statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC as set forth under the caption "Documents Incorporated by Reference."

Code of Business Conduct and Ethics

We have adopted the Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. In addition, we have adopted the Code of Ethics for Principal Executive and Senior Financial Officers that applies to the Company's principal executive officer, principal financial and accounting officer and such other persons who are designated by our board of directors. Both codes are available on our website at corporate.openlane.com and available in print to any stockholder who requests it. Information on, or accessible through, our website is not part of this Form 10-K. We expect that any amendments to these codes, or any waivers of their requirements, will be disclosed on our website.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference herein from our Definitive Proxy Statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC as set forth under the caption "Documents Incorporated by Reference."

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 403 of Regulation S-K will be included in our Definitive Proxy Statement for our 2024 Annual Meeting and such information will be incorporated by reference herein.

Equity Compensation Plan Information

The following table sets forth the aggregate information of our equity compensation plans in effect as of December 31, 2023.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)(3)
Equity compensation plans approved by security holder(s)	8,167,992	$ 15.82	3,718,228
Equity compensation plans not approved by security holders	—	—	—
Total	8,167,992	$ 15.82	3,718,228

(1)   Includes service options, market options, performance-based restricted stock units ("PRSUs") and restricted stock units ("RSUs") issued under the KAR Auction Services, Inc. 2009 Omnibus Stock and Incentive Plan (including dividend equivalents). PRSUs have been included at target.

(2)   Option awards issued by the Company have exercise prices ranging from $11.02 to $18.23. The weighted-average price in the table above only reflects the weighted-average exercise price of outstanding options. The weighted-average exercise price does not include the PRSUs or RSUs.

(3)   The number of securities available for future issuance includes (a) 2,784,555 shares of common stock that may be issued under the KAR Auction Services, Inc. 2009 Omnibus Stock and Incentive Plan; and (b) 933,673 shares of common stock that may be issued under the KAR Auction Services, Inc. Employee Stock Purchase Plan.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference herein from our Definitive Proxy Statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC as set forth under the caption "Documents Incorporated by Reference."

Item 14.   Principal Accountant Fees and Services

The information required by this Item 14 is incorporated by reference herein from our Definitive Proxy Statement for our 2024 Annual Meeting of Stockholders to be filed with the SEC as set forth under the caption "Documents Incorporated by Reference."

Form 10-K

PART IV

Item 15. **Exhibit and Financial Statement Schedules**

    a)   The following documents have been filed as part of this report or, where noted, incorporated by reference:

        1)   Financial Statements—the consolidated financial statements of OPENLANE, Inc. and its consolidated subsidiaries are filed as part of this report under Item 8.

        2)   Financial Statement Schedules—all schedules have been omitted because the matter or conditions are not present or the information required to be set forth therein is included in the consolidated financial statements and related notes thereto.

        3)   Exhibits—the exhibit index below is incorporated herein by reference as the list of exhibits required as part of this report.

In reviewing the agreements included as exhibits to this report, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about the Company and its subsidiaries or other parties to the agreements.

The agreements included or incorporated by reference as exhibits to this report contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of "materiality" that are different from "materiality" under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Additional information about the Company may be found elsewhere in this report and the Company's other public filings, which are available without charge through the SEC's website at http://www.sec.gov. See Item 1, "Business—Available Information."

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
2.1 +	Separation and Distribution Agreement, dated as of June 27, 2019, by and between OPENLANE, Inc. and IAA, Inc.	8-K	001-34568	2.1	6/28/2019	
2.2	Agreement and Plan of Merger dated as of September 4, 2020 by and among ADESA, Inc., Showroom Merger Sub, Inc., OPENLANE, Inc., BacklotCars, Inc. and Shareholder Representative Services LLC, as the securityholders representative	8-K	001-34568	2.1	9/8/2020	
2.3	Securities Purchase Agreement, by and among ADESA, Inc., Carwave Holdings LLC, KKR Chevy Aggregator L.P., John Lauer, William Lauer, Joseph Lauer, Lauer Holdings Inc., KKR Chevy Blocker, LLC, KKR-Milton Strategic Partners L.P., KKR DAF Private Assets Fund Designated Activity Company, KKR NGT II (Chevy) Blocker L.P. and KKR NGT II (Chevy) Blocker Parent L.P.	8-K	001-34568	2.1	8/23/2021	
2.4	Securities and Asset Purchase Agreement, dated as of February 24, 2022, by and among OPENLANE, Inc., Carvana Group, LLC and Carvana Co. solely for purposes of Section 10.15 thereof as guarantor	8-K	001-34568	2.1	2/24/2022	

Exhibit No.		Exhibit Description	Incorporated by Reference				Filed Herewith
			Form	File No.	Exhibit	Filing Date	
3.1a		Amended and Restated Certificate of Incorporation of OPENLANE, Inc.	10-Q	001-34568	3.1	8/3/2016	
3.1b		Certificate of Amendment to the Amended and Restated Certificate of Incorporation of OPENLANE, Inc.	8-K	001-34568	3.1	5/12/2023	
3.2		Second Amended and Restated By-Laws of OPENLANE, Inc.	8-K	001-34568	3.1	11/4/2014	
3.3		Certificate of Designations Designating the Series A Convertible Preferred Stock	8-K	001-34568	3.1	6/10/2020	
4.1		Indenture, dated as of May 31, 2017, among OPENLANE, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee, including the form of the Notes	8-K	001-34568	4.1	5/31/2017	
4.2		Form of common stock certificate	S-1/A	333-161907	4.15	12/10/2009	
4.3		Description of the Company's securities	10-K	001-34568	4.3	2/19/2020	
10.1a		Credit Agreement, dated as of June 23, 2023, among OPENLANE, Inc., the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent	8-K	001-34568	10.1	6/26/2023	
10.1b		First Amendment Agreement, dated as of January 19, 2024, by and among OPENLANE, Inc., ADESA Auctions Canada Corporation, certain other subsidiaries of OPENLANE, Inc. party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent	8-K	001-34568	10.1	1/22/2024	
10.2a	*	Employment Agreement, dated March 9, 2020, between OPENLANE, Inc. and Peter J. Kelly	10-Q	001-34568	10.9	5/7/2020	
10.2b	*	Amendment No. 1 to Employment Agreement, dated March 1, 2021, between OPENLANE, Inc. and Peter J. Kelly	8-K	001-34568	10.2	3/2/2021	
10.3	*	Employment Agreement, dated April 17, 2023, between OPENLANE, Inc. and Brad S. Lakhia	8-K	001-34568	10.1	4/17/2023	
10.4	*	Employment Agreement, dated October 26, 2021, between OPENLANE, Inc. and James Coyle	10-K	001-34568	10.6	2/23/2022	
10.5a	*	Employment Agreement, dated March 9, 2020, between OPENLANE, Inc. and Sriram Subrahmanyam	10-K	001-34568	10.7a	3/9/2023	
10.5b	*	Amendment No. 1 to Employment Agreement, dated May 9, 2022, between OPENLANE, Inc. and Sriram Subrahmanyam	10-K	001-34568	10.7b	3/9/2023	
10.6	*	Employment Agreement, dated March 9, 2020, between OPENLANE, Inc. and James E. Money					X
10.7	*	Employment Agreement, dated September 4, 2020, between OPENLANE, Inc. and Justin Davis	10-Q	001-34568	10.7	5/4/2022	
10.8	*	Employment Agreement, dated March 1, 2021, between OPENLANE, Inc. and Scott Anderson					X
10.9	*	OPENLANE, Inc. Annual Incentive Program Summary of Terms 2023	10-K	001-34568	10.10	3/9/2023	
10.10	*	OPENLANE, Inc. Annual Incentive Program Summary of Terms 2024					X

Form 10-K

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
		Form	File No.	Exhibit	Filing Date	
10.11a ^	Amended and Restated Purchase and Sale Agreement, dated May 31, 2002, between AFC Funding Corporation and Automotive Finance Corporation	S-4	333-148847	10.32	1/25/2008	
10.11b	Amendment No. 1 to Amended and Restated Purchase and Sale Agreement, dated June 15, 2004	S-4	333-148847	10.33	1/25/2008	
10.11c	Amendment No. 2 to Amended and Restated Purchase and Sale Agreement, dated January 18, 2007	S-4	333-148847	10.34	1/25/2008	
10.11d ^	Amendment No. 3 to Amended and Restated Purchase and Sale Agreement, dated April 20, 2007	S-4	333-148847	10.35	1/25/2008	
10.11e	Amendment No. 4 to Amended and Restated Purchase and Sale Agreement, dated January 30, 2009	10-K	001-34568	10.19e	2/28/2012	
10.11f	Amendment No. 5 to Amended and Restated Purchase and Sale Agreement, dated April 25, 2011	10-K	001-34568	10.19f	2/28/2012	
10.12 +	Tenth Amended and Restated Receivables Purchase Agreement, dated September 28, 2022, by and among Automotive Finance Corporation, AFC Funding Corporation, Fairway Finance Company, LLC, Fifth Third Bank, National Association, Chariot Funding LLC, PNC Bank, National Association, Thunder Bay Funding, LLC, Truist Bank, BMO Capital Markets Corp., JPMorgan Chase Bank, N.A., Royal Bank of Canada and Bank of Montreal	10-Q	001-34568	10.11	11/2/2022	
10.13 +	Receivables Purchase Agreement, dated March 1, 2023, between Automotive Finance Canada Inc., OPENLANE, Inc., Computershare Trust Company of Canada, the Agents Parties to the Loan Agreement and BMO Nesbitt Burns Inc.	10-Q	001-34568	10.14	5/3/2023	
10.14	Form of Indemnification Agreement	8-K	001-34568	10.1	12/17/2013	
10.15a *	KAR Auction Services, Inc. 2009 Omnibus Stock and Incentive Plan, as Amended June 10, 2014	DEF 14A	001-34568	Appendix A	4/29/2014	
10.15b *	First Amendment to the KAR Auction Services, Inc. 2009 Omnibus Stock and Incentive Plan	10-K	001-34568	10.24b	2/18/2016	
10.15c *	KAR Auction Services, Inc. Amended and Restated 2009 Omnibus Stock and Incentive Plan, as Amended and Restated June 4, 2021	DEF 14A	001-34568	Annex I	4/23/2021	
10.16 *	KAR Auction Services, Inc. Amended and Restated Employee Stock Purchase Plan	10-Q	001-34568	10.27	8/5/2020	
10.17a *	KAR Auction Services, Inc. Directors Deferred Compensation Plan, effective December 10, 2009	10-Q	001-34568	10.62	8/4/2010	
10.17b *	Amendment No. 1 to the KAR Auction Services, Inc. Directors Deferred Compensation Plan, dated as of June 28, 2019	10-Q	001-34568	10.28b	11/6/2019	
10.18 *	Director Restricted Share Agreement	10-Q	001-34568	10.29	8/7/2019	
10.19 *	Form of Nonqualified Stock Option Agreement	S-1/A	333-161907	10.65	12/4/2009	
10.20 *	Form of 2019 Restricted Stock Unit Award Agreement for Section 16 Officers	10-K	001-34568	10.35	2/21/2019	
10.21 *	Form of 2020 Restricted Stock Unit Award Agreement for Section 16 Officers	10-K	001-34568	10.35	2/19/2020	
10.22 *	Form of 2022 Restricted Stock Unit Award Agreement	10-K	001-34568	10.22	3/9/2023	

Form 10-K

Exhibit No.		Exhibit Description	Incorporated by Reference				Filed Herewith
			Form	File No.	Exhibit	Filing Date	
10.23	*	Form of Non-Qualified Stock Option Award Agreement	10-K	001-34568	10.30	2/18/2021	
10.24	*	Form of 2019 Performance-Based Restricted Stock Unit Agreement (Cumulative Operating Adjusted Net Income Per Share)	10-K	001-34568	10.38	2/24/2017	
10.25	*	Form of 2020, 2021 and 2022 Performance-Based Restricted Stock Unit Agreement (Cumulative Operating Adjusted Net Income Per Share)	10-K	001-34568	10.38	2/19/2020	
10.26	*	Form of 2022 Amended and Restated Performance-Based Restricted Stock Unit Agreement (Cumulative Adjusted EBITDA)	10-Q	001-34568	10.25	11/2/2022	
10.27	*	Form of 2023 Performance-Based Restricted Stock Unit Agreement (Cumulative Adjusted EBITDA and Relative Total Shareholder Return)	10-K	001-34568	10.27	3/9/2023	
10.28		Form of 2024 Performance-Based Restricted Stock Unit Agreement (Cumulative Adjusted EBITDA and Relative Total Shareholder Return)					X
10.29		Transition Services Agreement, dated as of June 27, 2019, by and between OPENLANE, Inc. and IAA, Inc.	8-K	001-34568	10.1	6/28/2019	
10.30		Tax Matters Agreement, dated as of June 27, 2019, by and between OPENLANE, Inc. and IAA, Inc.	8-K	001-34568	10.2	6/28/2019	
10.31		Employee Matters Agreement, dated as of June 27, 2019, by and between OPENLANE, Inc. and IAA, Inc.	8-K	001-34568	10.3	6/28/2019	
10.32		Investment Agreement, dated as of May 26, 2020, by and between OPENLANE, Inc. and Ignition Parent LP	8-K	001-34568	10.1	5/27/2020	
10.33a		Investment Agreement, dated as of May 26, 2020, by and between OPENLANE, Inc. and Periphas Capital GP, LLC	8-K	001-34568	10.2	5/27/2020	
10.33b		Assignment and Assumption Agreement, dated as of June 9, 2020, by and between Periphas Capital GP, LLC and Periphas Kanga Holdings, L.P.	10-K	001-34568	10.37b	2/18/2021	
10.34		Registration Rights Agreement, dated as of June 10, 2020, by and among OPENLANE, Inc. and Ignition Parent LP	8-K	001-34568	10.1	6/10/2020	
10.35		Registration Rights Agreement, dated as of June 29, 2020, by and between OPENLANE, Inc. and Periphas Kanga Holdings, LP	8-K	001-34568	10.1	6/29/2020	
21.1		Subsidiaries of OPENLANE, Inc.					X
23.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm					X
31.1		Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2		Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1		Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X

| Exhibit No. | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
		Form	File No.	Exhibit	Filing Date	
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
97.1	OPENLANE, Inc. Clawback Policy					X
101	The following materials from OPENLANE, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2023 formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Statements of Income for the year ended December 31, 2023, 2022 and 2021; (ii) the Consolidated Statements of Comprehensive Income for the year ended December 31, 2023, 2022 and 2021; (iii) the Consolidated Balance Sheets as of December 31, 2023 and 2022; (iv) the Consolidated Statements of Stockholders' Equity for the year ended December 31, 2023, 2022 and 2021; (v) the Consolidated Statements of Cash Flows for the year ended December 31, 2023, 2022 and 2021; and (vi) the Notes to Consolidated Financial Statements.					X
104	Cover page Interactive Data File, formatted in iXBRL (contained in Exhibit 101).					X

+   Certain information has been excluded from this exhibit because it is not material and would likely cause competitive harm to the registrant if publicly disclosed.

^   Portions of this exhibit have been redacted pursuant to a request for confidential treatment filed separately with the Secretary of the Securities and Exchange Commission pursuant to Rule 406 under the Securities Act of 1933, as amended.

*   Denotes management contract or compensation plan, contract or arrangement.

Item 16. Form 10-K Summary

None.

Form 10-K

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPENLANE, Inc.

By: /s/ PETER J. KELLY

Peter J. Kelly
Chief Executive Officer
February 21, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PETER J. KELLY Peter J. Kelly	Chief Executive Officer and Director (Principal Executive Officer)	February 21, 2024
/s/ BRAD S. LAKHIA Brad S. Lakhia	Chief Financial Officer (Principal Financial Officer)	February 21, 2024
/s/ SCOTT A. ANDERSON Scott A. Anderson	Chief Accounting Officer (Principal Accounting Officer)	February 21, 2024
/s/ CARMEL GALVIN Carmel Galvin	Director	February 21, 2024
/s/ JAMES P. HALLETT James P. Hallett	Director	February 21, 2024
/s/ MARK E. HILL Mark E. Hill	Director	February 21, 2024
/s/ J. MARK HOWELL J. Mark Howell	Director	February 21, 2024
/s/ STEFAN JACOBY Stefan Jacoby	Director	February 21, 2024
/s/ MICHAEL T. KESTNER Michael T. Kestner	Chairman of the Board	February 21, 2024
/s/ ROY MACKENZIE Roy Mackenzie	Director	February 21, 2024
/s/ SANJEEV MEHRA Sanjeev Mehra	Director	February 21, 2024
/s/ MARY ELLEN SMITH Mary Ellen Smith	Director	February 21, 2024

Form 10-K

EXHIBIT 21.1

Subsidiaries of OPENLANE, Inc.

The following is a list of subsidiaries of OPENLANE, Inc. (a Delaware corporation) as of December 31, 2023:

Name	State or Jurisdiction of Incorporation or Organization
ADESA, Inc.	Delaware
ADESA Corporation, LLC	Indiana
ADESA Dealer Services, LLC	Indiana
ADESA Mexico, LLC	Indiana
AFC CAL, LLC	California
Automotive Finance Consumer Division, LLC	Indiana
Automotive Finance Corporation	Indiana
Autoniq, LLC	Virginia
AutoVIN, Inc.	Indiana
MobileTrac LLC	Delaware
PAR, Inc.	Indiana
High Tech National, LLC	Indiana
HT Locksmiths, Inc.	Indiana
AFC Funding Corporation	Indiana
AuctionTrac, LLC	Indiana
OPENLANE US, Inc.	Delaware
CarsArrive Network, Inc.	Georgia
Recovery Database Network, Inc.	Delaware
OPENLANE Canada Co.	Nova Scotia
OPENLANE Canada Inc.	Ontario
NEPO Auto Centre, Inc.	Ontario
Auction Vehicles of Mexico, S. de R.L. de C.V.	Federal District of Mexico
2540-0714 Quebec Inc.	Quebec
504811 NB Ltd.	New Brunswick
51937 Newfoundland & Labrador Limited	Newfoundland
79378 Manitoba Inc.	Manitoba
ADESA Auctions Canada Corporation	Nova Scotia
ADESA Montreal Corporation	Nova Scotia
ADESA Quebec Corporation	Federal
ADESA Remarketing Services Inc.	Ontario
AutoVIN Canada Inc.	Nova Scotia
Automotive Finance Canada Inc.	Ontario
Automotive Key Controls, LLC	Indiana
KAR Auction Services International Limited	United Kingdom
OPENLANE Remarketing Limited	United Kingdom
CarCo Technologies, LLC	Delaware
Nth Gen Software, Inc.	Ontario
Nth Gen Software (Florida) LLC	Florida
TradeRev USA LLC	Florida
TradeRev Motors Inc.	Ontario
TradeRev Technologies Inc.	Ontario
STRATIM Systems Incorporated	Delaware

Name	State or Jurisdiction of Incorporation or Organization
Clearplan, LLC	Delaware
OPENLANE Belgium NV	Belgium
OPENLANE Deutschland GmbH	Germany
OPENLANE Europe Holding NV	Belgium
OPENLANE Europe NV	Belgium
OPENLANE France SAS	France
OPENLANE Italia S.R.L.	Italy
OPENLANE Nederland B.V.	The Netherlands
OPENLANE Subastas España, S.L.	Spain
Car Quality Services GmbH	Germany
BacklotCars, Inc.	Delaware
BacklotCars UY, S.R.L.	Uruguay
BLC UY Quota Holdings, LLC	Delaware
BacklotCars Uruguay S.A.S.	Uruguay
Auction Frontier, LLC	California
CARWAVE, LLC	Delaware
Saperium, Inc.	Philippines
LaneLink, LLC	Arizona

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Nos. 333-164032, 333-168523, 333-196668, 333-250085, 333-256782) on Form S-8 of our reports dated February 21, 2024, with respect to the consolidated financial statements of OPENLANE, Inc. and the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Indianapolis, Indiana
February 21, 2024

EXHIBIT 31.1

Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Peter J. Kelly, certify that:

1) I have reviewed this Annual Report on Form 10-K of OPENLANE, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ PETER J. KELLY

Peter J. Kelly
Chief Executive Officer

Date: February 21, 2024

EXHIBIT 31.2


Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002


I, Brad S. Lakhia, certify that:

1) I have reviewed this Annual Report on Form 10-K of OPENLANE, Inc.;

2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ BRAD S. LAKHIA
_____

Brad S. Lakhia
Executive Vice President and Chief Financial Officer

Date: February 21, 2024

Form 10-K

EXHIBIT 32.1

Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of OPENLANE, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Peter J. Kelly, as Chief Executive Officer of the Company, certify, to the best of my knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1)   The report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2)   the information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ PETER J. KELLY

Peter J. Kelly
Chief Executive Officer

Date: February 21, 2024

EXHIBIT 32.2

Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of OPENLANE, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Brad S. Lakhia, as Chief Financial Officer of the Company, certify, to the best of my knowledge, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1) The report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2) the information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ BRAD S. LAKHIA

Brad S. Lakhia
Executive Vice President and Chief Financial Officer

Date: February 21, 2024

Investor Information

Corporate Headquarters

OPENLANE, Inc.
11299 N Illinois Street, Suite 500
Carmel, IN 46032
800-923-3725
corporate.openlane.com

Independent Registered Public Accounting Firm

KPMG LLP
111 Monument Circle
Suite 3600
Indianapolis, IN 46204
317-636-5592

Stock Listing

New York Stock Exchange
Ticker Symbol: KAR

Transfer Agent

Inquiries and changes to stockholder accounts should be directed to our transfer agent:

EQ
PO Box 500
Newark, NJ 07101
(800) 937-5449

Investor Relations

The following information is available without charge to stockholders and other interested parties:

- Annual Report to Stockholders
- Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission

To request these documents, or if you have any questions about OPENLANE, please contact:

OPENLANE, Inc.
11299 N Illinois Street, Suite 500
Carmel, IN 46032
800-923-3725
corporate.openlane.com
investor_relations@openlane.com

The annual report and related documents can be downloaded on the Investor Relations section of the OPENLANE website.





11299 N. Illinois St., Carmel, IN 46032